Form 10-K, Exhibit 13
period 1996-12-31
FIRST COASTAL CORP
filed 1997-03-31
CIK 802763


Letter to Stockholders                    1
Selected Consolidated Financial Data      4
Managements Discussion and
  Analysis of Financial Condition
  and Results of Operation                7
Market for Registrants
  Common Equity and Related
  Stockholder Matters                    21
Report of Independent Accountants        22
Consolidated Financial Statements        23
Corporate and Stockholder Information    46

                              PRESIDENT'S LETTER

[PHOTO]

TO OUR STOCKHOLDERS:

AN ERA BROUGHT TO A CLOSE...

    1996 introduced the dawn of a new era of opportunity and promise for First Coastal. The Companys recapitalization, completed July 24, 1996, brought to a conclusion an era of omnipresent financial risk that had threatened the financial solvency and future of First Coastal since the late 1980s. The recapitalization allowed the Company to repay in full its $9.0 million obligation to the FDIC stemming from the 1991 failure of Suffield Bank. Further good news relating to this troubled period was received in September when we were notified that our last remaining regulatory agreement, the 1994 Memorandum of Understanding between the FDIC, the Maine Bureau of Banking and its remaining subsidiary, Coastal Savings Bank ("Coastal" or the "Bank"), had been terminated. In many ways this notification represented the final milestone in the Company's long journey to a full financial recovery.

    The Companys recent history is notable as it provides perspective for the future. The fact that we are here today and that First Coastal is in a position to grow and prosper is truly remarkable. Few banking companies have faced the type of adversity borne by the Company and survived. First Coastal faced three large problems in recent years, all of which severely threatened the Company's financial future: (i) the late 1980s/early 1990s financial difficulties of Coastal, (ii) the cross guaranty claim asserted against Coastal by the FDIC as a result of the Suffield Bank failure, and (iii) the repayment of the $9.0 million obligation which resulted from the settlement of the FDIC cross guaranty claim.

    Coastal's financial difficulties were largely the result of the Banks heavy investment in commercial real estate in the mid-to-late 1980s and the subsequent real estate downturn. In 1992, following three years of large operating losses and the FDIC and Maine Superintendent of Bankings subsequent placement of the Bank under an Order to Cease and Desist, the financial prospects for the Bank were bleak. During this period the preponderance of New England banks with commercial real estate and nonperforming asset levels similar to Coastal failed. Coastal managed to survive, and in fact became profitable beginning with the quarter ended September 30, 1992 even though the level of nonperforming assets was still extraordinarily high, 12.9% of total assets. An example of the Bank's perceived value and prospects during this period was the Company's late 1992 attempt to sell the Bank, at the insistence of the FDIC, in an effort to generate a recovery for the FDIC as a means of satisfying the cross guaranty claim. The only offers received required that the FDIC provide financial assistance as part of the transaction. This type of sale would have resulted in the FDIC experiencing a significant loss and shareholders receiving very little, if anything, as a result of the sale. We have come a long way. Just three and one-half years later the Banks finances had improved to the point whereby the recapitalization plan, including the $3.2 million dividend from the Bank to the Company, was feasible.

    The second major problem faced by the Company was the cross guaranty claim asserted against Coastal by the FDIC for the estimated $89.8 million loss incurred by the Bank Insurance Fund and resulting from the 1991 failure of Suffield Bank. In 1994 a settlement was negotiated with the FDIC, with the resulting agreement closed on January 31, 1995. Under the terms of the agreement, the Company had two years to pay the FDIC $9.0 million plus accrued interest. The negotiated settlement of this claim was both necessary for the Company's survival and unprecedented. This arrangement represents the only time a settlement of a cross guaranty claim has been negotiated with the FDIC. In most instances the institution against which the claim was asserted has been seized by the FDIC, with dire consequences for the stockholders.

ACCOMPLISHMENTS IN 1996...

    Which brings us to the third large problem faced by the Company, the repayment of the $9.0 million FDIC obligation. In addressing this problem the Company had two basic alternatives: recapitalize First Coastal or sell the Company (or the Bank). At the time the settlement agreement was closed, on January 31, 1995, we could not be certain sufficient funds could be generated from either alternative to repay the FDIC obligation and, if so, whether any meaningful return could be provided to our stockholders. For perspective, in December 1993, only eighteen months prior to our initiating our review of these alternatives, our (second) pre-FDIC settlement attempt to sell the Bank and satisfy the cross guaranty claim resulted in a high bid of only $6.2 million, which was unacceptable to the Company and the FDIC.

    The recapitalization alternative chosen was challenging. It incorporated the use of leverage as a means of limiting the amount of new equity capital raised, $3.1 million through a registered public offering, and therefore a reduction in the dilution in ownership to our stockholders. The leverage components consisted of $4.0 million in bank financing and a $3.2 million dividend from the Bank to the Company. Due to the number of complex issues involved, including regulatory approvals of the dividend, procurement of the required financing on satisfactory terms and the successful completion of the registered public offering, it was far from certain the plan would prove to be successful. However, the recapitalization closed as planned, with our historical stockholders retaining approximately 44% interest in the recapitalized Company. This was an ownership position that was far in excess of what had seemed possible prior to the commencement of the planning process, and certainly far superior to what might have been reasonably expected in years past.

    The Company made substantial progress in 1996 in its efforts to re-engineer Coastal as a thriving community bank. Following years of stagnation brought about by the Company's tremendous difficulties discussed above, 1996 saw a continuation of the effort to rebuild the business infrastructure of the Bank, including the overall strength of staff and management, products and services offered, technology, and strategic focus. A number of changes occurred that have significantly improved the Bank's ability to generate new residential and commercial loans. Residential loan volume increased by 273.8% to $15.6 million in 1996, while commercial loan volume is expected to increase significantly in 1997. The mid-year introduction of a new consumer checking account program resulted in a significant number of new customers for the Bank. In August we completed a conversion of our computer system from an outsourced service bureau relationship to an in-house system, substantially reducing our overall computer related expenses.

    We were pleased with the Company's financial results for 1996. Net income equaled $6.4 million for the year, which included an income tax benefit of $4.9 million and a $366,000 premium received from the sale of the Kezar Falls branch. Net of these two non-recurring items, net income equaled $1.2 million in 1996. Asset quality showed further significant improvement in 1996. Nonperforming assets declined by 65% to $2.6 million as compared to December 31, 1995, a far cry from the peak level of $29.2 million reached on July 31, 1992. The Company incurred no provision expense in 1996. The allowance for loan losses totaled $2.7 million at December 31, 1996, equaling 2.7% of total loans and 124% of nonperforming loans.

1997 AND BEYOND...

    1997 is an exciting time for the Company. For the first time in years we are free of issues that threaten First Coastal's near term financial viability. We have made progress towards developing an organization that can compete and thrive in banking's rapidly evolving business environment and this will continue in 1997. As this letter is being written we are in the midst of developing a new strategic plan for the Company. For the first time in my five and one-half years with First Coastal we are able to look well into the future and discuss and plan what type of organization the Company will become. This compares with our prior existence as full time crisis managers, striving to find a way to bring the Company over one more seemingly insurmountable hurdle, with a strategic planning perspective measured in months instead of years. We are now in a position to work toward clearing the ultimate hurdle, to make worthwhile the hard work that has brought us to this point. This hurdle is the task of developing First Coastal into a high performance financial services company.

    Our success will be built upon our strengths, which rest with our tremendous people. The reason the Company has survived under the most difficult of circumstances is the result of the efforts of an exceptionally dedicated group of employees and board of directors, who have consistently displayed unusual resiliency and ability in bringing First Coastal to this point. The core employee group that has stayed with the Company through the very tough years, augmented by key additions over the past two years, embody the essence of hard work and teamwork. We understand our strengths, we know our weaknesses, and we are committed to continually improving our ability to perform, both as a company and as individuals. We view our small size as a strength, enabling us to work more effectively together through better communication and teamwork. This will allow us to provide better service and react more quickly and efficiently to opportunities than our less focused competitors. We expect this combination of commitment, teamwork, focus and nimbleness will result in our becoming a superior company in the years ahead. As we move forward into 1997 and beyond, I wish to thank our board of directors, our employees, our loyal customers, and our shareholders for your continued support.



Gregory T. Caswell

President and Chief Executive Officer

                     SELECTED CONSOLIDATED FINANCIAL DATA

SELECTED CONSOLIDATED FINANCIAL DATA OF FIRST COASTAL CORPORATION

    The following table sets forth, in summary form, certain selected financial data of First Coastal Corporation (the "Company") as of and for each of the five years in the period ended December 31, 1996.

    The 1996 financial results reflect the completion of the Companys recapitalization plan, whereby the Company repaid in full its obligation to the Federal Deposit Insurance Corporation ("FDIC") in the amount of $9.7 million ($9.0 million principal amount plus accrued interest) arising from the settlement of the FDIC's cross guaranty claim against its subsidiary, Coastal Savings Bank (the "Bank"). The recapitalization plan included (i) the sale of 750,000 shares of the Companys common stock at $5.00 per share, bringing the total shares issued and outstanding to 1,357,861; (ii) a dividend in the amount of $3.2 million from the Bank to the Company; and (iii) the borrowing of $4.0 million from a group of four Maine savings banks (the "Savings Banks"). For further information, see Note B to the Company's Consolidated Financial Statements.

                                                                Year Ended December 31,
                                               ----------------------------------------------------
(dollars in thousands, except per share data)    1996       1995        1994       1993     1992
--------------------------------------------   -----------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Interest income                                $ 11,331   $ 11,707   $ 11,780   $ 12,748   $ 16,319
Interest expense (1)                              5,653      5,850      5,726      7,254      9,986
                                               --------   --------   --------   --------   --------
Net interest income                               5,678      5,857      6,054      5,494      6,333
Provision for loan losses                             -       (425)       107        (30)     1,136
                                               --------   --------   --------   --------   --------
Net interest income
  after provision for loan losses                 5,678      6,282      5,947      5,524      5,197
Investment securities gains (losses)                 38         (4)        38         99        (19)
Noninterest income (2)                              952        576        391      1,323      1,126
Operating expenses (3)                            5,142      5,194      6,278      6,158      7,049
Income tax benefit (4)                           (4,859)         -          -         (4)      (198)
                                               --------   --------   --------   --------   --------
Income (loss) before minority
  interest and extraordinary item                 6,385      1,660         98        792       (547)
Minority interest in net income (loss)                -          -          -         44        (18)
                                               --------   --------   --------   --------   --------
Income (loss) before Extraordinary Item           6,385      1,660         98        748       (529)
Extraordinary Item -
  Charge to earnings as a result of the
  settlement of the cross guaranty claim (5)          -          -      9,000          -          -
                                               --------   --------   --------   --------   --------
Net income (loss)                              $  6,385   $  1,660   $ (8,902)  $    748   $   (529)
                                               ========   ========   ========   ========   ========
PER SHARE DATA:
Weighted Average Shares Outstanding             931,509    600,361    600,361    600,361    600,361
Income (loss) before extraordinary item        $   6.85   $   2.77   $    .16   $   1.25   $   (.88)
Net income (loss)                              $   6.85   $   2.77   $ (14.83)  $   1.25   $   (.88)

There were no cash dividends declared for the five years ended
December 31, 1996.

(1) The 1996 and 1995 interest expense includes $525,000 and $419,000, respectively, in interest expense associated with the notes payable, representing interest due on the promissary note in the principal amount of $9.0 million issued to the FDIC (the "FDIC Note") and the promissary notes in the aggregate principal amount of $4.0 million issued to the Savings Banks (the "Savings Bank Notes").
 (2) In 1996, the Bank sold its Kezar Falls branch and recognized a net gain of $366,000.
(3) In 1995 and 1994, the Company incurred approximately $0.3 million and $0.8 million, respectively, of legal and other professional fees associated with the settlement of the FDIC's cross guaranty claim against the Bank.
(4) The 1996 results include a $4.8 million tax benefit resulting from a reduction in the Company's valuation allowance against its deferred tax asset. See Note M to the Company's Consolidated Financial Statements.
(5) The 1994 financial results reflect a $9.0 million extraordinary charge to earnings as a result of the issuance by the Company of the FDIC Note resulting from the settlement of the FDIC's cross guaranty claim against the Bank.

                     SELECTED CONSOLIDATED FINANCIAL DATA



                                                       December 31,
                                   ---------------------------------------------------
(dollars in thousands)               1996       1995       1994       1993       1992
--------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                       $147,734   $145,453   $154,212   $170,819   $188,838
Investment securities                26,692     19,712     16,746      1,036      4,061
Assets held for sale                  1,490        281        185      3,421      6,882
Loans, net of fees                   98,515    100,528    109,625    123,468    144,000
Allowance for loan losses             2,666      2,659      4,042      3,642      4,280
Nonperforming assets                  2,623      7,517      9,006     11,627     24,382
Deposits (1)                        115,085    125,665    130,037    140,587    156,318
Borrowings                           15,000      6,000     12,612     18,108     21,249
Notes payable (2)                     4,000      9,000      9,000          -          -
Stockholders' equity                 13,388      3,997      2,014      9,878      9,130

FINANCIAL RATIOS:
Net interest rate spread              4.12 %     4.13 %     3.79 %     3.26 %     3.26 %
Return on average assets before
  extraordinary item                   4.57       1.14        .06        .41       (.27)
Return on average  assets              4.57       1.14      (5.48)       .41       (.27)
Return on average equity before
  extraordinary item                 102.60      58.20        .92       7.63      (5.44)
Return on average equity             102.60      58.20     (83.78)      7.63      (5.44)
Equity to assets                       9.06       2.75       1.31       5.78       4.83
Dividend payout ratio                     -          -          -          -          -
Tier 1 leverage capital                6.62       2.74       1.41       5.63       4.81
Total risk-based capital              11.54       5.54       3.46       9.69       8.02

(1) The sale of the Bank's Kezar Falls branch in 1996 included deposits totaling $9.9 million.
(2)  Notes Payable consists of the FDIC Note and the Savings Bank Notes.


SELECTED FINANCIAL DATA FOR COASTAL SAVINGS BANK

     The following table sets forth, in summary form, certain selected financial data of the Bank as of and for each of the five years in the period ended December 31, 1996:

                                                   Year Ended December 31,
                                        ----------------------------------------------
(dollars in thousands)                    1996      1995     1994      1993      1992
--------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Interest income                         $11,331   $11,707   $11,774  $12,731   $16,275
Interest expense                          5,135     5,435     5,727    7,255     9,989
                                        -------   -------   -------  -------   -------
Net interest income                       6,196     6,272     6,047    5,476     6,286
Provision for loan losses                     -      (425)      107      (30)    1,136
                                        -------   -------   -------   -------  -------
Net interest income after provision
  for loan losses                         6,196     6,697     5,940    5,506     5,150
Investment securities gains (losses)         38        (4)       38       99       (19)
Noninterest income (1)                      952       576       392    1,321     1,145
Operating expenses (2)                    4,840     4,811     6,063    5,940     7,104
Income tax expense (benefit) (3)         (2,009)        -         -        6      (198)
                                        -------   -------   -------   -------   -------
Net income (loss)                       $ 4,355   $ 2,458   $   307  $   980   $ ( 630)
                                        =======   =======   =======   =======   =======

(1) In 1996, the Bank sold its Kezar Falls branch and recognized a gain of $366,000.
(2) In 1994, the Bank incurred approximately $0.6 million of legal and other professional fees associated with the settlement of the FDIC's cross guaranty claim against the Bank.
(3) The 1996 results include a $2.0 million tax benefit resulting from a reduction in the Bank's valuation allowance against its deferred tax asset. See Note M to the Company's Consolidated Financial Statements.

                     SELECTED CONSOLIDATED FINANCIAL DATA


                                                  December 31,
                             ----------------------------------------------------
(in thousands)                 1996       1995       1994       1993       1992
---------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                 $144,720   $145,446   $153,948   $170,177   $188,144
Investment securities          26,692     19,712     16,746      1,036      4,061
Assets held for sale            1,490        281        185      3,421      6,882
Loans, net of fees             98,515    100,528    109,625    123,468    144,000
Allowance for loan losses       2,666      2,659      4,042      3,642      4,280
Nonperforming assets            2,623      7,517      9,006     11,627     24,382
Deposits (1)                  115,347    125,764    130,076    140,599    156,378
Borrowings                     15,000      6,000     12,612     18,108     21,249
Stockholders' equity           14,173     13,335     10,754     10,906      9,926

Financial Ratios:
Return on average assets         3.12%      1.68%       .19%       .54%      (.32)%
Return on average equity        33.57      20.67       2.82       9.20      (6.31)
Equity to assets                 9.79       9.17       6.99       6.41       5.28
Tier 1 leverage capital          9.28       9.19       7.05       6.24       5.25
Total risk-based capital        15.60      15.59      12.12      10.57       8.60

(1) The sale of the Bank's Kezar Falls branch in 1996 included deposits totaling $9.9 million

                         MANAGEMENT'S FINANCIAL REVIEW

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

    First Coastal Corporation (the "Company"), a Delaware corporation, is a bank holding company whose sole operating subsidiary is Coastal Savings Bank (the "Bank"), a Maine chartered savings bank headquartered in Westbrook, Maine. The Bank was formed in 1981 through the consolidation of Brunswick Savings Institution and York County Savings Bank, which were organized in 1858 and 1860, respectively. The Company has no separate operations and its business consists of the business of the Bank. The Bank is engaged in customary banking activities, including attracting deposits and various lending activities, and conducts its business from seven offices in the counties of Cumberland, Sagadahoc and York. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the limits provided by law.

SIGNIFICANT EVENTS IN 1996

SATISFACTION OF THE CROSS GUARANTY SETTLEMENT OBLIGATION TO FDIC

    On July 24, 1996, the Company completed its recapitalization plan pursuant to which the Company satisfied in full its obligation to the FDIC arising from the January 1995 settlement of the FDIC cross guaranty claim against the Bank. The cross guaranty claim was the result of the September 1991 failure of Suffield Bank. As part of the settlement, the Company issued to the FDIC a non-recourse promissory note in the principal amount of $9.0 million (the "FDIC Note"), secured by the Company's pledge of 100% of the outstanding common stock of the Bank. In 1994, the Company incurred a $9.0 million extraordinary charge to earnings resulting from the issuance of the FDIC Note. Principal and interest under the FDIC Note were deferred until its maturity date, January 31, 1997. The funds utilized to repay the obligation were derived from (i) the sale of 750,000 shares of the Company's common stock at $5.00 per share by means of a registered public offering; (ii) a dividend of $3.2 million from the Bank to the Company; and (iii) the borrowing of $4.0 million from a group of four Maine savings banks (the "Savings Bank Notes"), secured by the pledge by the Company of 100% of the outstanding common stock of the Bank.

TERMINATION OF THE MEMORANDUM OF UNDERSTANDING

    On September 9, 1996 and September 16, 1996, the Company was notified by the Superintendent of the Maine Bureau of Banking and the Regional Director of the Boston Regional Office of the FDIC, respectively, that the Memorandum of Understanding previously entered into among the FDIC, the Maine Bureau of Banking and the Bank on November 22, 1994 (the "Memorandum of Understanding"), was terminated.

RESULTS OF OPERATIONS

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

OVERVIEW

    The Company reported net income of $6.4 million (or $6.85 per share) for the year ended December 31, 1996, compared to net income of $1.7 million (or $2.77 per share) for the year ended December 31, 1995. The results for 1996 reflect an income tax benefit of $4.8 million recorded in the fourth quarter of 1996 which resulted from a reduction in the Company's valuation allowance on its deferred tax asset due to the improved financial condition of the Company, including the completion of the recapitalization. Additionally, the earnings for 1996 included a $366,000 gain in the second quarter as a result of the sale of the Bank's Kezar Falls branch. For 1996, the Company incurred no provision for loan loss expense as compared to a negative provision for loan loss expense of $425,000 for 1995.


NET INTEREST INCOME

    Net interest income equaled $5.7 million and $5.9 million for the years ended December 31, 1996 and 1995, respectively. Net interest income changes are caused by interest rate movements, changes in the amount and the mix of interest-earning assets and interest-bearing liabilities, and changes in the level of noninterest-earning assets and noninterest-bearing liabilities.

                         MANAGEMENT'S FINACIAL REVIEW

    The following table sets forth, for the periods indicated, information regarding (i) the total dollar amount of interest income of the Company from interest-earning assets and the resultant average yields; (ii) the total dollar amount of interest expense on interest-bearing liabilities and the resultant average cost; (iii) net interest income; (iv) interest rate spread; and (v) net interest margin.

                                                                  Year Ended December 31,
                                 ---------------------------------------------------------------------------------------------
                                              1996                           1995                         1994
                                 ----------------------------    ---------------------------    ------------------------------
                                 Average               Yield/    Average              Yield/    Average             Yield/
(in thousands)                   Balance   Interest     Rate     Balance   Interest    Rate     Balance   Interest   Rate
------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Loans (1)(2)                     $ 98,223  $  9,226      9.39%  $106,114   $  9,662      9.11%  $117,411  $ 10,172   8.66%
Investments
  Available for sale (3)           13,350       834      6.25      9,782        606      6.20      8,658       505   5.82
  Held to maturity                 11,470       759      6.62      7,917        494      6.24      4,504       210   4.68
Interest earning deposits           9,559       512      5.36     15,889        945      5.95     21,808       893   4.10
                                 --------  --------             --------   --------             --------    ------
Total interest earning assets     132,602    11,331      8.55    139,702     11,707      8.38    152,381    11,780   7.73
Noninterest earning assets          7,077                          6,444                          10,206
                                 --------                       --------                        --------
Total assets                     $139,679                       $146,146                        $162,587
                                 ========                       ========                        ========

LIABILITIES:
Savings                          $ 53,430  $  1,396      2.61%  $ 60,159   $  1,644      2.73%  $ 68,911  $  1,806   2.62%
Other time deposits                60,428     3,328      5.51     61,344      3,333      5.43     60,930     2,804   4.60
FHLB advances                       7,226       404      5.59      7,253        454      6.26     15,296     1,116   7.30
Notes payable (4)                   6,757       525      7.77      9,000        419      4.66         25         -      -
                                 --------  --------             --------   --------             --------  --------
Total interest bearing
 liabilities                      127,841     5,653      4.42    137,756      5,850      4.25    145,162     5,726   3.94
Noninterest bearing deposits        5,323                          4,973                           5,798
Noninterest bearing liabilities       292                            565                           1,002
Stockholders' equity                6,223                          2,852                          10,625
                                 --------                       --------                        --------
Total liabilities and
 stockholders' equity            $139,679                       $146,146                        $162,587
                                 ========                       ========                        ========
Net interest income                        $  5,678                        $  5,857                       $  6,054
                                           ========                        ========                       ========
Net interest rate spread (5)                             4.12%                           4.13%                       3.79%
Net interest margin (6)                                  4.28%                           4.19%                       3.97%

(1) For purposes of these computations, loans held for sale and nonaccrual loans are included in the average loan amounts outstanding.
(2) Included in interest income on loans are loan fees of $152,000, $95,000 and $277,000 for the years ended December 31, 1996, 1995 and 1994, respectively.
(3) Yields on available for sale securities are calculated based on historical cost.
(4) Notes Payable consists of the FDIC Note and the promissary note in the aggregate principal amount of $4.0 million issued to the The Savings Banks (the "Savings Bank Notes").
(5) Return on interest earning assets less cost of interest bearing liabilities.
(6)  Net interest income divided by average earning assets.

     The following table sets forth certain information regarding changes in interest income and expense of the Company for the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to (i) changes in rates (change in rate multiplied by old volume), (ii) changes in volume (change in volume multiplied by old rate), and (iii) changes in rate/volume (change in rate multiplied by the changes in volume which is proportionately distributed to the volume and rate changes).

                         MANAGEMENT'S FINANCIAL REVIEW

                                       Year Ended December 31, 1996 Compared To
                                             Year Ended December 31, 1995
                                       ---------------------------------------
                                             Increase (Decrease)
                                                   Due To
                                       --------------------------
(in thousands)                            Rate          Volume          Total
---------------------------------------------------------------------------------
Interest income:
  Loans(1)                                   $283           $(719)         $(436)
  Investments available for sale                7             221            228
  Investments held to maturity                 43             222            265

  Interest earning deposits                   (57)           (376)          (433)
                                             ----           -----           -----
  Total interest income                       276            (652)          (376)
                                             ----            ----            ----
Interest expense:
  Savings                                     (64)           (184)          (248)
  Other time deposits                          45             (50)            (5)
  FHLB advances                               (48)             (2)           (50)

  Notes payable                               210            (104)           106
                                             ----           -----          -----
  Total interest expense                      143            (340)          (197)
                                             ----           -----          -----
Net change in net interest income
  before provision for loan losses           $133           $(312)         $(179)
                                            =====          ======          ======

(1) For purposes of these computations, loans held for sale and nonaccrual loans are included in loans.

     Overall, net interest income declined by $179,000 for the year ended December 31, 1996 compared to the year ended December 31, 1995. The Company's net interest rate spread remained relatively unchanged at 4.12% and 4.13% for the years ended December 31, 1996 and 1995, respectively. The net interest margin increased from 4.19% at December 31, 1995 to 4.28% at December 31, 1996. The increase in the margin is primarily the result of a decline in the level of interest bearing liabilities relative to the level of interest earning assets.

     Interest income for the year ended December 31, 1996 declined $376,000 as compared to the year ended December 31, 1995. The decrease is primarily attributable to the reduced level of loan outstandings in 1996 compared to 1995 and partially offset by an increase in the yield on loans from 9.11% at December 31, 1995 to 9.39% at December 31, 1996. During the first quarter of 1996, the Company experienced a significant reduction ($4.5 million) in loan outstandings resulting primarily from the prepayment of loans in advance of their scheduled maturity dates. However, from March 31, 1996 to December 31, 1996, the Company's loan outstandings increased $2.5 million. As competitive pressures continue, the rates the Bank is able to obtain for its loans may decline, thereby narrowing the spread received on interest earning assets as compared to interest bearing liabilities.

     Interest expense for the year ended December 31, 1996 declined $197,000 as compared to the year ended December 31, 1995. The decrease is primarily attributable to two factors: (i) the sale of the Bank's Kezar Falls branch in the second quarter of 1996 included approximately $9.3 million in interest bearing deposits, and (ii) the average cost of funds increased from 4.25% at December 31, 1995 to 4.42% at December 31, 1996. The increase in the cost of funds was attributable to an increased cost in notes payable and certificates of deposits. As competitive pressures continue, the cost of funds to financial institutions may continue to rise, thereby narrowing the spread received on interest earning assets as compared to interest bearing liabilities.

PROVISION FOR LOAN LOSSES

     There was no provision for loan losses for the year ended December 31, 1996, as compared to a negative provision for loan losses of $425,000 for the year ended December 31, 1995, which was largely the result of a $675,000 provision expense reversal in the fourth quarter of 1995. The absence of a provision for loan losses in 1996 is attributable to several factors: (i) the essentially unchanged level of the Allowance for Loan Losses (the "Allowance"), both in dollars ($2.7 million at December 31, 1996 and 1995) and as a percentage of total loans (2.71% at December 31, 1996 versus 2.65% at December 31, 1995);
(ii) the decline in nonperforming loans during the period from 1995 to 1996; and
(iii) management's review of the portfolio and its determination of the adequacy of the Allowance as of December 31, 1996.

                         MANAGEMENT'S FINANCIAL REVIEW


NONINTEREST INCOME

   Noninterest income increased $418,000, or 73.08%, from $572,000 for the year ended December 31, 1995 to $990,000 for the year ended December 31, 1996. The primary reason for this increase was the result of the $366,000 net gain on the sale of the Bank's Kezar Falls branch in April 1996. In addition, deposit fee income increased $105,000 from 1995 to 1996, primarily attributable to the Bank's new deposit program which was implemented in April 1996. These increases were partially offset by reduced fee income on loans serviced for others totaling $53,000 resulting from a reduction in the amount of off balance sheet loans serviced for others.

OPERATING EXPENSES
   Operating expenses decreased $52,000, or 1% for the year ended December 31, 1996 as compared to the year ended December 31, 1995, as described in more detail below:

                                               Year Ended December 31,
                                              ------------------------
(in thousands)                                  1996    1995    1994
----------------------------------------------------------------------
Salaries and benefits                          $2,142  $2,092  $2,020
Occupancy                                         428     440     568
Net cost of operations of real estate owned        81      56     527
Data processing                                   421     530     534
Equipment                                         295     340     338
FDIC insurance                                     37     190     406
Insurance - general                               180     168     268
Office/postage                                    315     273     258
Legal                                             182     282     676
Advertising                                       291     112      30
Other expenses                                    770     711     653
                                               ------  ------  ------
   Total Operating Expenses                    $5,142  $5,194  $6,278
                                               ======  ======  ======

   The increase in salaries and benefits expense during 1996 was primarily due to changes in staffing levels and annual salary increases. The decrease in occupancy expense was due primarily to the sale of the Bank's Kezar Falls branch in April 1996. Data processing expense decreased as a result of the conversion of the Bank's computer system from an out-sourced service bureau relationship to an in-house system. This expense reduction is expected to continue into 1997. However, equipment expense is anticipated to increase in 1997 as a result of additional depreciation expense incurred with the purchase of approximately $500,000 of hardware and software for the new in-house computer system. FDIC insurance expense declined as a result of a decrease in the Bank's deposit insurance premiums. Office/postage expense and advertising expense increased during 1996 as compared to 1995 as a result of increased postage and marketing expenses associated with the Bank's new deposit program which was introduced in April 1996. Legal costs for 1996 have declined as a result of the completion of the Company's recapitalization plan and management anticipates this trend to continue into 1997.

INCOME TAX EXPENSE (BENEFIT)

   The Company recognized an income tax benefit in 1996 of $4,859,000. Of this amount, $4,811,000 was attributable to a reduction in the amount of the valuation allowance previously established against the Company's deferred tax asset (having an effective tax rate of 34%). In addition, the Company received $48,000 in interest applicable to a 1992 carryback refund.

   The deferred tax asset and offsetting valuation allowance as of September
30, 1996 and prior periods were principally the result of the Company's accumulation of net operating loss carryforwards. The deferred tax asset represents the estimated amount of future deductions for tax reporting purposes previously expensed for financial reporting purposes, and the benefit from future income taxes the Company will not have to pay as a result of the net operating loss carryforwards. Previously, a 100% valuation allowance was maintained against the deferred tax asset as there were significant uncertainties regarding the Company's future and its ability to utilize its net operating loss carry forwards through sustained, profitable operations. Management believes that the completion of the July 1996 recapitalization, the payoff of the FDIC Note and the improved financial condition of the Company have reduced the uncertainties relating to the Company's ability to realize the benefits of the deferred tax asset. As a result, the valuation allowance against the deferred tax asset (in accordance with Financial

                         MANAGEMENT'S FINANCIAL REVIEW

Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 109) was reduced by $4,811,000. On a going forward basis for financial reporting purposes only, earnings will now be subject to federal and state income tax expense.

     In order to help maintain the benefit of the deferred tax asset, at the Company's June 1996 annual meeting of stockholders, the Company's stockholders approved an amendment to the Restated Certificate of Incorporation of the Company which generally provides that no person shall become or make an offer to become a beneficial owner of five percent or more of the Company's voting stock for a three year period, which expires June 11, 1999. For additional information relating to income taxes, refer to Note M to the Company's Consolidated Financial Statements.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994. NET INCOME

For the year ended December 31, 1995, the Company had net income of $1.7 million compared to a net loss of $8.9 million at December 31, 1994. The improvement in earnings for 1995 is primarily attributable to three factors: (i) the 1994 net loss included a $9.0 million extraordinary charge to earnings upon the issuance of the FDIC Note in consideration of the waiver and release of the cross guaranty claim against the Bank, (ii) 1995 earnings were augmented by a negative provision for loan losses of $425,000, and (iii) in 1995 there was a reduction in other expenses of $1.1 million. Each of these principal components of the Company's operating results is discussed below.

NET INTEREST INCOME

     Net interest income for the year ended December 31, 1995 was $5.9 million, compared to $6.0 million for the year ended December 31, 1994. Included in the 1995 net interest income total is interest expense of $0.4 million for the FDIC Note.

     Overall, the Company's interest income for 1995 decreased $73,000 as a result of a $973,000 reduction in interest income due to the decline in total interest earning assets, which was offset in part by an increase in interest income of $900,000 from higher rates received on interest earning assets.
Interest expense for 1995 increased by $124,000.   This was the result of
increased interest expense of $921,000 due to an increase in the rates paid on interest bearing liabilities partially offset by reduced interest expense of $797,000 associated with lower balances of interest bearing liabilities.

     The table below sets forth certain information regarding changes in interest income and expense of the Company for the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to (i) changes in rates (change in rate multiplied by old volume), (ii) changes in volume (change in volume multiplied by old rate), and (iii) changes in rate/volume (change in rate multiplied by the changes in volume which is proportionately distributed to the volume and rate changes).

                                      Year Ended December 31, 1995 Compared To
                                             Year Ended December 31, 1994
                                      -----------------------------------------
                                                 Increase (Decrease)
                                                      Due To
                                                  ----------------
(in thousands)                                     Rate    Volume   Total
-------------------------------------------------------------------------------
Interest income:
 Loans(1)                                          $ 446   $ (956)  $ (510)
 Investments available for sale                       37       65      102
 Investments held to maturity                        123      160      283
 Interest earning deposits                           294     (242)      52
                                                   -----   ------   ------
  Total interest income                              900     (973)     (73)
                                                   -----   ------   ------

Interest expense:
 Savings                                              67    ( 229)   ( 162)
 Other time deposits                                 510       19      529
 FHLB advances                                      ( 75)   ( 587)   ( 662)
 FDIC Note                                           419        -      419
                                                   -----   ------   ------
  Total interest expense                             921     (797)     124
                                                   -----   ------   ------
Net change in net interest income
 before provision for loan losses                  $( 21)  $( 176)  $( 197)
                                                   =====   ======   ======

(1) For purposes of these computations, loans held for sale and nonaccrual loans are included in loans.

                         MANAGEMENT'S FINANCIAL REVIEW

PROVISION FOR LOAN LOSSES

     The provision for loan losses for the year ended December 31, 1995 was a negative $425,000 (benefit) as compared to an expense of $107,000 for the year ended December 31, 1994. In the fourth quarter of 1995, the Company recorded a $675,000 provision for loan losses reversal resulting from the determination by management that the Allowance was at a level estimated to be in excess of that required to adequately cover the loss exposure estimated by management to be inherent within the loan portfolio.

NONINTEREST INCOME

     Noninterest income in 1995, including investment securities gains and losses, was $572,000 as compared to $429,000 in 1994. This increase is primarily the result of a $132,000 charge to earnings in 1994 establishing a valuation reserve against the deferred mortgage servicing asset as a result of higher than anticipated prepayments of serviced loans.

OPERATING EXPENSES
     The following table summarizes 1995 and 1994 other expenses:

                                                                   Increase
(dollars in thousands                              1995    1994   (Decrease)
----------------------------------------------------------------------------
Salaries and employee benefits                    $2,092  $2,020    $    72
Occupancy                                            440     568       (128)
Net cost of operation of REO and repossessions        56     527       (471)
Other expenses                                     2,606   3,163       (557)
                                                  ------  ------    -------
                                                  $5,194  $6,278    $(1,084)
                                                  ======  ======    =======

     The decrease in total expenses from 1994 to 1995 is mainly attributable to four factors: (i) in 1994 the Company incurred $812,000 in expenses associated with the settlement of the cross guaranty claim as compared to approximately $300,000 in 1995, (ii) the net cost of real estate owned and repossessions ("REO") declined by $471,000-$258,000 from reduced expenses (net of revenues) which was largely the result of fewer REO properties owned and decreased vacancies, and $213,000 resulting from a reduction in write downs of REO properties, (iii) the cost of FDIC insurance expense on deposits declined $216,000 resulting from a decrease in the Bank's deposit insurance premium, and
(iv) a reduction in occupancy expenses resulting from the closure of two banking offices in the second and third quarters of 1994.

FINANCIAL CONDITION

     Set forth below is a discussion of the material changes in the financial condition of the Company.

GENERAL
     At December 31, 1996, the Company's total assets equaled $147.7 million as compared to $145.5 million at December 31, 1995. The most significant changes in assets consisted of a $7.0 million increase in investment securities and a $4.8 million increase in the Company's deferred tax asset, partially offset by a $10.0 million decrease in federal funds sold. The change in liabilities and stockholder's equity consisted of a $4.0 million increase in borrowings and a $9.4 million increase in equity (resulting from (i) net proceeds of $3.1 million raised in the July 1996 registered public offering, (ii) a $4.8 million income tax benefit from the reduction in the Company's valuation allowance established on its deferred tax asset, and (iii) before tax income of $1.5 million), partially offset by a $10.6 million decline in total deposits ($9.9 million of which was the result of the April 1996 sale of the Bank's Kezar Falls branch).

INVESTMENT SECURITIES

     The Company's investment portfolio is comprised primarily of U.S. government and agency obligations and equity securities. Total investment securities at December 31, 1996 were $26.7 million compared to $19.7 million at December 31, 1995. This increase is attributable to the purchase of $5.0 million in U.S. government callable notes, $10.6 million in mortgage-backed securities and $6.0 million in U.S. treasury securities, partially offset by maturities of U.S. treasury securities totaling $5.0 million, sales of available for sale U.S. treasury securities of $2.0 million, sales of mutual funds of $1.0 million and $6.0 million of U.S. government agency callable notes which were called in 1996. Investment securities classified as available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholder's equity. Investment securities held to maturity are stated at cost, adjusted for amortization of bond premiums and accretion of bond discounts.

                         MANAGEMENT'S FINANCIAL REVIEW

     The following table sets forth the carrying amounts and maturities of investment securities and weighted average rates at December 31, 1996, 1995 and 1994.

                                                            December 31, 1996       December 31, 1995   December 31, 1994
                                                            -------------------------------------------------------------
                                                             Carrying                Carrying           Carrying
(dollars in thousands)                                       Amount         Yield    Amount     Yield   Amount   Yield
-------------------------------------------------------------------------------------------------------------------------
AVAILABLE FOR SALE (AT MARKET):
U.S. government obligations maturing in 1-5 years                  $ 4,948     5.9%    $ 5,014      5.6%    $4,852    5.8%
Mortgage backed securities maturing in over 10 years               10,848     7.1         787      7.5        858    7.5
 Equity (mutual fund)                                                 995     6.0       2,000      6.2      3,894    5.6
 Other equity                                                          99       -         125        -        320    2.9
                                                                   ------             -------              -----
                                                                  $16,890     6.6%    $ 7,926      5.9%    $9,924    5.9%
                                                                  =======             =======              ======
HELD TO MATURITY (AT COST):
U.S. government obligations
maturing in one year or less                                            -       -     $   993      6.5%    $6,822    5.2%
U.S. government agency callable notes maturing after
 1-5 years (final maturity)                                       $ 7,000     6.4%      8,991      6.6          -      -
 5-10 years (final maturity)                                        2,802     6.9       1,802      7.3          -      -
                                                                  -------              ------              -----     -----
                                                                    9,802     6.6      10,793      6.7          -      -
                                                                  -------              ------              -----     -----
                                                                  $ 9,802     6.6%    $11,786      6.7%    $6,822    5.2%
                                                                  =======             =======              ======    =====

LOANS HELD FOR SALE

     Loans held for sale at December 31, 1996 equaled $1,490,000 as compared to $281,000 at December 31, 1995, an increase of $1,209,000. This increase was due to an increased volume of residential mortgage loans being originated for sale in the secondary market in 1996 as compared to 1995.

LOANS
     Loans decreased $2.0 million (or 2.0%) from $100.5 million at December 31, 1995 to $98.5 million at December 31, 1996. The decrease was attributable to declines in commercial real estate mortgages and consumer and other loans of $2.4 million and $1.0 million, respectively, partially offset by increases in real estate construction loans and commercial and industrial loans of $0.8 million and $0.6 million, respectively.

     The following table sets forth the composition of the Company's loan portfolio at the dates indicated:

                                                       December 31,
                                   --------------------------------------------------
(in thousands)                       1996      1995       1994       1993       1992
-------------------------------------------------------------------------------------
Real estate mortgage loans:
  Residential                      $30,981   $ 30,966   $ 33,158   $ 39,771   $ 51,898
 Commercial                         48,456     50,797     57,997     61,953     65,567
Real estate construction loans         769          -          -        429        669
Commercial and industrial loans      3,059      2,524      2,510      3,013      3,703
Consumer and other loans            15,281     16,263     15,991     18,305     22,208
                                   -------   --------   --------   --------   --------
Total loans                        $98,546   $100,550   $109,656   $123,471   $144,045
                                   =======   ========   ========   ========   ========
Ratios of loans to:
  Deposits                              86%        80%        84%        88%        92%
  Assets                                67%        69%        71%        72%        76%

     The Bank's loan growth has been limited as a result of several factors. Beginning in the late 1980's, adverse real estate market conditions and a rising interest rate environment in New England limited demand for new loans in the Bank's market area. At approximately this same time the Bank began to experience significant asset quality problems and significant operat-

                         MANAGEMENT'S FINANCIAL REVIEW

ing losses, resulting in a curtailment in loan volume as management sought to address these problems. The Bank's ability to grow was further limited due to capital restraints imposed by the FDIC and the Maine Bureau of Banking under the Order to Cease and Desist entered into on January 23, 1992 (the "Order") (the Order was terminated on December 8, 1994 and replaced by the Memorandum of Understanding). One requirement of the Order was that the Bank improve its Tier 1 capital to total assets ratio from the December 31, 1991 level of 4.42% to 6.0% by December 31, 1993 (Tier 1 capital to total assets ratio equaled 6.24% at December 31, 1993). This requirement caused management to effect a strategy of selective balance sheet shrinkage, including a reduction in loan originations. The uncertainties with regard to the Bank's prospects and the likelihood it could successfully address it core operating problems, including its asset quality problems, the pre-settlement uncertainties arising from the FDIC cross guaranty claim and the post-settlement uncertainty as to finding a means for repaying the FDIC Note further contributed to the decrease in the size of the Bank's loan portfolio due to borrower concern as to the Bank's future. The Banks ability to originate commercial and industrial and commercial real estate loans was particularly impacted by borrower uncertainties with regard to the Bank's future until the Company's recapitalization. Additionally, management's focus on the Bank's asset quality problems, the cross guaranty claim and post-settlement recapitalization plan took away from its ability to devote all efforts and resources to loan growth until the recapitalization was completed.

     The Bank began expanding its residential and consumer lending capabilities during late 1995 and throughout 1996. In addition, the combination of continued improvement in overall asset quality and the completion of the Company's recapitalization plan, have been beneficial to the Bank's loan origination activities. The completion of the recapitalization also has allowed the Bank to focus additional efforts on increasing its loan origination activities and pursuing a strategy of managed growth, with a particular focus on residential mortgage, commercial and industrial, and consumer loans.

     During the first quarter of 1996, the Company experienced a significant reduction ($4.5 million) in loan outstandings resulting primarily from the prepayment of loans in advance of their scheduled maturity dates. However, from March 31, 1996 to December 31, 1996 the Company's loan outstandings increased $2.5 million.

LOAN ORIGINATIONS

     Residential mortgage loans originated by the Bank are primarily secured by property located within its existing market area in Maine. The Bank is an active residential mortgage lender. A significant percentage of loans originated are 1-4 family residential real estate loans, the majority of which are sold in the secondary market on a servicing-retained basis. Most of the Bank's residential loans are originated using the Federal National Mortgage Association ("FNMA") underwriting guidelines.

     In 1995, the Bank commenced an effort to substantially improve the overall effectiveness of its branch system, including its ability to originate residential and consumer loans. Five branches have been re-staffed to support these efforts. The Bank's residential and consumer loan originations have increased since mid-1995, as set forth below, and most of these loans were originated through the branch system as opposed to the prior origination strategy which relied heavily upon commission based mortgage origination. While the Bank intends to continue its focus on growth in residential and consumer lending in 1997, the level of such lending will depend upon a number of factors, including the level of interest rates, general economic conditions and overall profitability of these loans.

                              For the Year Ended December 31,
                           ------------------------------------
(in thousands)                 1996         1995         1994
---------------------------------------------------------------
Originations (1) :
  Residential real estate      $15,581     $4,168      $4,721
  Consumer                       4,249      2,388       1,816
                               -------     ------      ------
      Total                    $19,830     $6,556      $6,537
                               ======      ======      ======

(1) Includes refinancing of existing portfolio and off balance sheet serviced loans.

     The continued improvement in overall asset quality, along with the completion of the July 1996 recapitalization have resulted in the Bank being able to devote more resources towards the generation of new commercial loans.
As a result, management anticipates an increase in 1997 in the level of commercial loan originations, which includes commercial and industrial loans and commercial real estate loans.

                         MANAGEMENT'S FINANCIA REVIEW

Secondary Market Activity

     The Bank is active in secondary market transactions primarily through the sale of long-term, fixed-rate residential mortgage loans that it originates. The sale of these loans is intended to improve the interest rate sensitivity of the Bank's assets (consistent with the Banks asset/liability policy), generate future fee income and provide additional funds for lending and liquidity. The Bank seeks to originate longer term fixed-rate mortgages only when commitments to sell these mortgages can readily be obtained. Due to interest rate fluctuations and the timing between the commitment to the borrower and the closing and subsequent sale of the loan in the secondary market, such sales will be made at a premium or discount (depending on the current interest rate environment) and will result in realized gains or losses to the Bank on the transaction.

     The Bank is an approved seller and servicer by and for the FNMA. At December 31, 1996, the Bank was servicing $50.5 million of loans which were owned by others, as compared to $53.7 million at December 31, 1995. Servicing fee income related to these loans is reported as other income in the consolidated statements of operations, and for the three years ended December 31, 1996, 1995 and 1994, was $126,000, $179,000 and $58,000, respectively.
Servicing fee income for 1994 reflects a $132,000 charge for the establishment of a valuation reserve against the Company's deferred mortgage servicing asset, resulting from higher than anticipated prepayments of serviced loans.

ALLOWANCE FOR LOAN LOSSES

     The Company's policy is to fund the Allowance by charging operations in the form of provision for loan losses based on periodic evaluations of the loan portfolio and current economic trends. Deterioration in the local economy or real estate market, or upward movement in interest rates, could have an adverse impact on the loan portfolio that could result in the need for increased provision for loan losses. The Company continues to hold a large concentration of commercial real estate loans. The ultimate collectibility of the Company's commercial real estate loan portfolio is particularly susceptible to changes in local real estate market conditions.

     The following table represents the manner in which the Allowance is allocated among the various loan categories at December 31, 1996, 1995 and 1994. The percentages represent the percent of loans in each category to total loans.

                                                                          December 31,
                                                   ---------------------------------------------------------------
                                                           1996                 1995                  1994
                                                   ---------------------  ------------------   -------------------
                                                                Percent              Percent              Percent
                                                                of Loans             of Loans             of Loans
                                                                to Total             to Total             to Total
(dollars in thousands)                               Amount     Loans     Amount     Loans      Amount    Loans
------------------------------------------------------------------------------------------------------------------
Real estate mortgage loans:
  Residential                                         $   61      31.4%    $   82     30.8%   $   66    30.2%
  Commercial                                           1,811      49.2      2,216     50.5     3,322    54.6
Real estate construction loans                             7        .8          -        -         -       -
Commercial and industrial loans                           40       3.1         13      2.5        46      .6
Consumer and other loans                                 151      15.5        120     16.2       141    14.6
Unallocated                                              596         -        228        -       467       -
                                                      ------     ------    ------    -----    ------   -----
Total                                                 $2,666     100.0%    $2,659    100.0%   $4,042   100.0%
                                                      ======     =====     ======    =====    ======   =====

Allowance as a percentage of loans                                2.71%               2.65%             3.67%
Allowance as a percentage of nonperforming loans                124.29%              47.96%            66.47%
Allowance as a percentage of nonperforming loans
 (excluding restructured loans)                                 124.29%             125.60%            87.90%

     The balance of the Allowance has remained relatively unchanged at December 31, 1996 as compared to December 31, 1995.

     The following table sets forth the changes in the Allowance, including charge-offs and recoveries, by loan category, for the past five years:

                                                   December 31,
                                    ------------------------------------------------
(dollars in thousands)               1996      1995       1994      1993       1992
------------------------------------------------------------------------------------
Balance at beginning of period      $2,659    $ 4,042    $3,642    $ 4,280   $ 6,098
Charge-offs:
 Real estate mortgage loans            (93)    (1,113)     (178)    (1,197)   (2,726)
 Real estate construction loans          -          -         -     (   28)   (  121)
 Commercial and industrial loans         -     (  142)        -     (   55)   (  178)
 Consumer and other loans            ( 196)    (   78)   (  112)    (   89)   (  143)
                                    ------    -------   -------    -------   -------
Total charge-offs                    ( 289)    (1,333)   (  290)    (1,369)   (3,168)
Recoveries:
 Real estate mortgage loans            163        172       127        179       165
 Commercial and industrial loans        55        170       410        543        21
 Consumer and other loans               78         33        46         39        28
                                    ------    -------   -------    -------   -------
Total recoveries                       296        375       583        761       214
                                    ------    -------   -------    -------   -------
Net (charge-offs) recoveries             7    (   958)      293    (   608)   (2,954)
Provision for loan losses                -    (   425)      107    (    30)    1,136
                                    ------    -------   -------    -------   -------
Balance at end of period            $2,666    $ 2,659    $4,042    $ 3,642   $ 4,280
                                    ======    =======    ======    =======   =======
Net charge-offs as a percentage
 of average loans                    (.01)%       .91%    (.25)%       .46%     1.76%

     Provision for loan losses has been nominal the past four years as compared to prior years. Three of the four years have resulted in either zero or negative provision for loan losses. This is due to a combination of factors, including:
(i) a reduction in the amount of new, emerging loss exposure being identified during this period as compared to prior years, (ii) a reduction or elimination of loss exposure previously allocated against certain loans generally resulting from the improvement in the overall credit quality of these loans or loan payoffs, and (iii) significant loan loss recoveries.

     There was a significant increase in consumer and other loan charge offs during the year, from $78,000 in 1995 to $196,000 in 1996. The preponderance of these losses relate to mobile home and boat loans originated over five years ago. It is currently uncertain as to whether or not this increase in consumer loan charge offs is representative of the beginning of a trend or is a one time occurrence.

     While the balance of the Allowance remained relatively unchanged at December 31, 1996 as compared to December 31, 1995, the balance of the Allowance declined $1,383,000 during the year ended December 31, 1995 as compared to 1994. Prior to the beginning of the year ended December 31, 1995, management believed that a significant reduction in the level of the Allowance as compared to the December 31, 1992, 1993 and 1994 balances of $4,280,000, $3,642,000 and
$4,042,000, respectively, was likely at some future point, possibly as early as December 31, 1995. This expectation was based both upon management's analysis of the loan portfolio and the fact that banks recovering from a period of loan quality problems typically experience a decline in the level of the allowance for loan loss reserves as potential identified loan loss exposure is quantified. During 1995, as a result of loan restructures, loan payoffs and paydowns, management was able to quantify the loss exposure associated with a number of large loans against which significant loan loss reserves were allocated. In total, the resulting charge-offs were significantly less than the level of reserves allocated against the individual loans. The reduced level of charge-offs in combination with significant loan loss recoveries in the amount of $375,000 in 1995, resulted in the determination at year end that the balance of the Allowance would be significantly in excess of that required to cover the loan loss exposure estimated to exist in the loan portfolio unless the Bank effected a provision for loan losses reversal. As a result, a provision for loan losses reversal in the amount of $675,000 was recorded in the fourth quarter of 1995, reducing the Allowance to $2,659,000. This resulted in total negative provision for loan losses for the year ended December 31, 1995 of $425,000. Overall, the combination of a higher level of net charge offs of $958,000 plus the negative provision for loan losses for 1995 of $425,000 resulted in the decline in the balance of the Allowance of $1,383,000.

                         MANAGEMENT'S FINANCIAL REVIEW




     Management believes that in accordance with the Bank's Allowance for Loan Loss Policy, the Allowance is adequate at December 31, 1996. However, future additions to the Allowance may be necessary based on changes in the financial condition of various borrowers, new information that becomes available relative to various borrowers and loan collateral, as well as changes in local, regional or national economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Bank's Allowance. Such authorities may require the Bank to recognize additional provision for loan losses based upon information available to them and their judgments at the time of their examination.

NONPERFORMING ASSETS

     Information with respect to nonperforming assets is set forth below:

                                                      December 31,
                                       -------------------------------------------
(in thousands)                          1996    1995     1994     1993     1992
----------------------------------------------------------------------------------
Nonaccrual loans                       $1,944   $1,948   $4,340  $ 1,220  $ 4,103
Accruing loans past due
90 days or more                           201      169      258      249      194
Restructured loans                          -    3,427    1,483    4,212    7,455
Real estate owned and repossessions       478    1,973    2,222    5,299    3,833
Financed real estate owned                  -        -        -      450    1,535
In-substance repossessions                n/a      n/a      703      197    7,262
                                       ------   ------   ------  -------  -------
                                       $2,623   $7,517   $9,006  $11,627  $24,382
                                       ======   ======   ======  =======  =======

Nonperforming loans (consisting of nonaccrual loans, accruing loans past due 90 days or more and restructured loans) are comprised of the following:

                                                      December 31,
                                       -------------------------------------------
(in thousands)                          1996    1995     1994     1993     1992
----------------------------------------------------------------------------------
Real estate mortgage loans:
 Residential                                 -   $  386    $  115   $  126   $   113
 Commercial                             $1,944    5,007     5,667    5,420    10,753
Real estate construction loans               -        -         -        -       118
Commercial and industrial loans              -        -       156       12       756
Consumer and other loans                   201      151       143      123        12
                                        ------   ------    ------   ------   -------
Total loans                             $2,145   $5,544    $6,081   $5,681   $11,752
                                        ======   ======    ======   ======   =======

     The following table sets forth certain information regarding nonperforming commercial loans: (dollars in thousands)



                                        December 31, 1996                 December 31, 1995             December 31, 1994
                                   --------------------------       ---------------------------    ---------------------------
                                     Number of Outstanding             Number of Outstanding         Number of Outstanding
Type of Property Security          Loans               Balance      Loans              Balance     Loans             Balance
------------------------------------------------------------------------------------------------------------------------------
1-4 Family Residential                4              $  211             2             $  128           3             $   308
5 or more Family Residential          4                 869             5                977           5               1,073
Non-Residential Real Estate           3                 864             6              3,902           3               4,286
Commercial and Industrial             -                   -             -                  -           2                 156
                                    ---              ------           ---             ------         ---             -------
                                     11              $1,944            13             $5,007          13             $ 5,823
                                    ===              ======           ===             ======         ===             =======

     The level of nonperforming assets declined 65.1%, from $7.5 million at December 31, 1995 to $2.6 million at December 31, 1996. This decline was primarily attributable to a decline in restructured loans of $3.4 million, as these loans were reclassified to performing status in 1996 and a decline in the level of REO. REO declined $1.5 million, primarily as a result of the sale of two REO properties totaling $1.4 million.

     While the downward trend in nonperforming assets that has developed since 1992 is significant, the Company continues to hold a large concentration of commercial real estate loans. Many of these loans were made at or near the peak in the commercial real estate market in the late 1980's or represent the financing of Bank REO properties. Bank financing of its REO properties generally involves higher loan amounts relative to the sale price of these properties than would be the case in a standard third party loan transaction. The collateral coverage for many commercial real estate loans may not be adequate to pro-

                         MANAGEMENT'S FINANCIAL REVIEW


tect the Bank from potential losses in the event such loans become nonperforming. Deterioration in the local economy or real estate market, upward movements in interest rates, or adverse changes in the financial condition of various borrowers, could have an adverse impact on the Bank's loan portfolio, and in particular, currently performing commercial real estate loans. These factors could result in an increased incidence of loan defaults and, as a result, an increased level of nonperforming loans and assets. For further information, see Note E to the Company's Consolidated Financial Statements.

POTENTIAL PROBLEM LOANS

     Although the real estate market in the Bank's market area in Maine has improved to some degree as compared to the depressed conditions of several years ago, management recognizes that the overall Maine economy remains relatively soft, with most economic forecasts predicting slow growth, if any, over the next several years. As a result, there continues to be an increased risk that the real estate market could decline and currently performing loans could become nonperforming. In particular, management believes that an area of potential exposure is that of currently performing potential problem commercial real estate loans.

     These loans, not otherwise identified as nonperforming (nonaccrual, accruing loans past due 90 days or more or as a troubled debt restructurings), are largely secured by income-producing properties. In many cases, the borrowers on these loans have experienced inadequate rental revenues, high vacancy levels and cash flow problems. Most of these potential problem loans were originated in the late 1980's.

     At December 31, 1996, the Bank had identified approximately $6.1 million of currently performing but potential problem loans. Such loans represented 4.16% of total assets, ranging in size from $27,000 to $1,815,000. This compares to $6.9 million of potential problem loans at December 31, 1995, a 10.78% decrease.

     The following table sets forth certain information regarding potential problem loans at December 31, 1996:

                                 Number of         Balance
Type of Security Property    Outstanding Loans  (in thousands)
--------------------------------------------------------------
Apartments                         4                 $2,822
Industrial                         1                  1,322
Single family                      1                     67
Other                              3                  1,932
                                  --                 ------
                                   9                 $6,143
                                  ==                 ======

     Management is unable to predict the extent, if any, to which these loans may become nonperforming in the future. An increase in the level of nonperforming loans could result in the need for increased provisions for loan losses. As of December 31, 1996, the Company believes the Bank's aggregate allocated loan loss reserves against these potential problem loans, in combination with the Bank's overall Allowance adequacy, including the unallocated portion of the Allowance, is adequate to cover the loss exposure estimated to be contained within these potential problem loans.

REAL ESTATE OWNED AND REPOSSESSIONS

     REO consists of properties acquired through mortgage loan foreclosure proceedings, repossessions or in full or partial satisfaction of outstanding loan obligations. At December 31, 1996, REO totaled approximately $478,000, consisting of $228,000 for 1-4 family residential real estate, $160,000 for land and $90,000 for other repossessed assets.

LIQUIDITY

BANK
     Deposits totaled $115.1 million at December 31, 1996, a decrease of $10.6 million (or 8.4%) from the level of $125.7 million at December 31, 1995.

     In April 1996, the Bank sold its Kezar Falls branch to Maine Bank & Trust Company. Included in the sale were all of the branch's deposits (totaling $9.9 million), the real estate and certain of the furniture, fixtures and equipment of the branch.

     At December 31, 1996 and 1995, unfunded loan commitments equaled $11.2 million and $8.0 million, respectively. Loan commitments include unfunded portions of real estate, construction and other loans and unused lines of credit, includ-

                         MANAGEMENT'S FINANCIAL REVIEW




ing home equity loans. Loan commitments are subject to the same credit policies as loans and generally have expiration dates and termination clauses. Unused home equity line of credit commitments totaled $6.6 million at December 31, 1996, representing 59.0% of total unfunded loan commitments. Home equity outstanding balances totaled $6.5 million at December 31, 1996, representing 49.6% of total home equity commitments.

     The Bank has the capability of borrowing additional funds from the Federal Home Loan Bank ("FHLB") of Boston. The Bank is also approved by the Federal Reserve Bank of Boston to obtain liquidity from its "Discount Window", however, no funds have been or are anticipated to be obtained from this source. The Company believes that its liquidity sources will continue to provide funding sufficient to support operating activities, loan originations and commitments, and deposit withdrawals.

PARENT
     On a parent company only basis, the Company conducts no separate operations. The Company's business consists primarily of the operations of its bank subsidiary. In addition to debt service relating to the Savings Bank Notes in the aggregate principal amount of $4.0 million, the Company's expenses primarily include Delaware franchise taxes associated with the Company's authorized capital stock, certain legal and various other expenses. Expenses, including certain audit and professional fees, insurance and other expenses, are allocated between the Bank and the Company based upon the relative benefits derived. For further information, see Note R to the Company's Consolidated Financial Statements.

     The principal source of cash for the Company is dividend payments from the Bank. However, as described in Note J to the Consolidated Financial Statements, there exist certain restrictions regarding the ability of the Bank to transfer funds.

     On July 24, 1996, May 3, 1996, November 13, 1995 and November 30, 1994
the Bank paid the Company cash dividends of $3.2 million, $200,000, $200,000 and $175,000, respectively.

CAPITAL

BANK
     The table below sets forth the regulatory capital requirements and capital ratios for the Bank at December 31, 1996 and 1995:

(dollars in thousands)                                                1996             1995
-----------------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets (1)ratio
--------------------------------------------------
  Qualifying capital                                                $ 12,738          $ 13,296
  Actual %                                                              9.28%             9.19%
  Minimum requirement for capital adequacy %(2)                         4.00%             6.00%
  Average assets for fourth quarter                                 $137,317          $144,658

Tier 1 capital to risk-weighted assets
--------------------------------------
  Qualifying capital                                                $ 12,738          $ 13,296
  Actual %                                                             14.31%            14.32%
  Minimum requirement for capital adequacy %                            4.00%             4.00%

Total capital to risk-weighted assets
 (Tier 1 and Tier 2)
-------------------------------------
  Qualifying capital                                                $ 13,888          $ 14,475
  Actual %                                                             15.60%            15.59%
  Minimum requirement for capital adequacy %                            8.00%             8.00%
  Risk-weighted assets                                              $ 89,026          $ 92,821

(1)  Calculated on an average quarterly basis

(2) The 1995 minimum requirement was 6.0% as imposed by the Memorandum of Understanding. Effective September 1996, the Memorandum of Understanding was terminated and accordingly the Bank's minimum requirement for capital adequacy was 4.0%.

See Notes B and I to the Company's Consolidated Financial Statements for certain capital restrictions arising from the Savings Bank Notes.

                         MANAGEMENT'S FINANCIAL REVIEW




COMPANY
     The Federal Reserve capital adequacy guidelines apply on a consolidated basis to bank holding companies with consolidated assets of $150 million or more. For bank holding companies which have less than $150 million in consolidated assets, such as the Company, the guidelines are applied on a bank-only basis (as opposed to a consolidated basis) unless (i) the parent bank holding company is engaged in nonbank activity involving significant leverage or
(ii) the parent company has a significant amount of debt that is held by the general public. The Federal Reserve capital adequacy guidelines provide that debt held by the general public is debt held by parties other than financial institutions, officers, directors, and controlling stockholders of the banking organization or their related interests. As a result, applied on a bank-only basis, the Company's ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, and qualifying total capital to risk-weighted assets of 9.28%, 14.31%, and 15.60%, respectively, at December 31, 1996 were in compliance with such guidelines. If the Company were required to calculate its ratios of tier 1 capital to total assets, tier 1 capital to risk-weighted assets, and qualifying total capital to risk-weighted assets on a consolidated basis, such ratios would be 6.62%, 10.21% and 11.54%, respectively, as compared to the minimum required levels of 4.0% to 5.0%, ,4.0% and 8.0%, respectively.

     The Company suspended the payment of cash dividends to its stockholders in the fourth quarter of 1989 and has not paid any cash dividends to its stockholders since that time. See Note J to the Company's Consolidated Financial Statements for dividend restrictions.

INTEREST RATE RISK AND ASSET LIABILITY MANAGEMENT

     The Company's actions in regard to interest rate risk and asset and liability management are the responsibility of the Asset and Liability Committee ("ALCO") which is, in part, comprised of members of the Bank's senior management. ALCO is responsible for directing asset liability management ("ALM") activities, including the development of specific ALM strategies to achieve the Bank's objectives, including the management of interest rate risk. Interest rate risk can be defined as the exposure of the Company's net income or financial position to adverse movements in interest rates. In addition to impacting net interest income, changes in the level of interest rates also affect (i) the amount of loans originated, (ii) the ability of borrowers to repay loans, (iii) the average maturity of loans, which tends to increase when current loan rates are substantially higher than rates on existing loans and, conversely, decrease when rates on existing loans are substantially higher than current loan rates (due to refinancings of loans at lower rates), and (iv) the carrying value of investment securities classified as available for sale and resultant adjustments to stockholders' equity.

     The principal objective of the Company is to maintain an appropriate balance between income enhancement and the risks associated with maximizing income through the mismatch of the timing of interest rate changes between assets and liabilities. Matching asset and liability maturities and interest rate changes can reduce interest rate risk; however, net interest income may not necessarily be enhanced as a result of such a strategy. The Company seeks to reduce the volatility of its net interest income by managing the relationship of interest-rate sensitive assets to interest-rate sensitive liabilities.

     Net interest income sensitivity to movements in interest rates is measured through the use of a simulation model which analyzes resulting net income under various interest rate scenarios. Projected net interest income is modeled based on gradual movements in interest rates over a twelve month period. The model is based on the actual maturity and repricing characteristics of interest rate sensitive assets and liabilities and factors in budget projections for anticipated activity levels in the various asset and liability categories. The simulation model incorporates assumptions regarding the impact of changing interest rates on the prepayment of certain assets and liabilities. The model also takes into account the Company's ability to exert greater control over the setting of interest rates on certain deposit products than it has over variable and adjustable rate loans which are tied to published indices, such as designated prime lending rates and the rate on U.S. Treasury securities.

     Based on the information and assumptions in effect at December 31, 1996, management of the Company believes that a 200 basis point gradual change in interest rates over a twelve month period, up or down, would not have a significant adverse impact on the Company's annualized net interest income. This assessment is based to some extent on managements ability to exert some control with respect to the extent and timing of the change in rates paid on deposits, and therefore, to exert some control over the degree to which changing interest rates impact net interest income.

IMPACT OF INFLATION  AND CHANGING PRICES

     The Company's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a

                         MANAGEMENT'S FINANCIAL REVIEW



financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

     Inflation can directly affect the value of loan collateral, in particular real estate. Sharp decreases in real estate prices, as discussed previously, have resulted in significant loan losses and losses on real estate acquired. Inflation, or disinflation, could significantly affect the Company's earnings in future periods.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED
STOCKHOLDER MATTERS.

     As of December 31, 1996, the Company had approximately 1,620 holders of record and 1,357,861 outstanding shares of common stock. The common stock is traded on The Nasdaq SmallCap Market tier of the Nasdaq Stock Market under the symbol FCME.

     The following table sets forth (i) for the period beginning January 1, 1995 and ending July 24, 1996, the high and low closing bid prices for the Companys common stock on the OTC Bulleting Board as reported by Nasdaq Trading and Market Services, and (ii) for the period beginning July 25, 1996 and ending December 31, 1996, the high and low sales prices for the Company's common stock traded on The Nasdaq SmallCap Market. All such quotations represent prices between dealers without adjustments for retail markups, markdowns or commissions. Information prior to May 31, 1995 has been adjusted to reflect the one for ten reverse stock split with respect to the Company's outstanding common stock effective as of such date.

                                                High    Low
------------------------------------------------------------
1995
   First Quarter                              $ 5.00  $1.25
   Second Quarter                               2.00   1.50
   Third Quarter                                2.50   1.50
   Fourth Quarter                               3.50   1.50

1996
   First Quarter                              $ 5.00  $2.00
   Second Quarter                               5.00   2.00
   Third Quarter (July 1 - July 24)             5.00   2.00
   Third Quarter (July 25 - September. 30)     7.875   5.00
   Fourth Quarter                              7.875   6.50

     No dividends were declared by the Company in 1992 through 1996. Excluding the cash obtained as a result of the July 1996 recapitalization, which included $3.1 million raised through a registered public offering and $4.0 million borrowed from the Savings Banks, the Company's only source of cash has been and is currently anticipated to be from dividends from the Bank. There are certain restrictions on the ability of the Company to pay dividends and on the ability of the Bank to transfer funds to the Company in the form of cash dividends. See Note J to the Company's Consolidated Financial Statements.

                       REPORT ON INDEPENDENT ACCOUNTANTS






BOARD OF DIRECTORS AND STOCKHOLDERS
FIRST COASTAL CORPORATION:

     We have audited the accompanying consolidated balance sheets of First Coastal Corporation (the "Company") and subsidiary as of December 31, 1996 and 1995, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Coastal Corporation and subsidiary as of December 31, 1996 and 1995, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1996 in conformity with generally accepted accounting principles.

     As discussed in Note A to the consolidated financial statements, on January 1, 1996, the Company changed its method of accounting for mortgage servicing rights to adopt the provisions of Financial Accounting Standards Board Statement No. 122.



Coopers & Lybrand, L.L.P.
Portland, Maine
February 10, 1997

                          CONSOLIDATED BALANCE SHEETS


FIRST COASTAL CORPORATION AND SUBSIDIARY


                                                                                    December 31,
                                                                            ---------------------------
(in thousands, except share and per share amounts)                           1996             1995
-------------------------------------------------------------------------------------------------------
ASSETS
Noninterest earning deposits and cash - Note C                                $  2,898        $  4,466
Interest earning deposits                                                        8,555           4,375
                                                                              --------        --------
  Cash and Cash Equivalents                                                     11,453           8,841

Federal funds sold                                                                   -          10,000

Investment securities - Note D:
  Available-for-sale (at market value)                                          16,890           7,926
  Held-to-maturity (at cost)                                                     9,802          11,786
                                                                              --------        --------
                                                                                26,692          19,712

Federal Home Loan Bank stock-at cost                                             1,315           1,315
Loans held for sale (at market value) - Note A                                   1,490             281

Loans - Note E                                                                  98,546         100,550
Less: Deferred loan fees, net                                                      (31)            (22)
  Allowance for loan losses - Note F                                            (2,666)         (2,659)
                                                                              --------        --------
                                                                                95,849          97,869

Premises and equipment - Note G                                                  3,428           3,073
Accrued income receivable                                                        1,079           1,004
Real estate owned and repossessions                                                478           1,973
Deferred tax asset - Note M                                                      4,811               -
Other assets                                                                     1,139           1,385
                                                                              --------        --------
  TOTAL ASSETS                                                                $147,734        $145,453
                                                                              ========        ========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits - Note H                                                             $115,085        $125,665
Borrowings - Note I
  Advances from Federal Home Loan Bank                                          15,000           6,000
  Savings Bank Note                                                              4,000               -
  FDIC Note                                                                          -           9,000
Accrued expenses and other liabilities                                             261             791
                                                                              --------        --------
  TOTAL LIABILITIES                                                            134,346         141,456

STOCKHOLDERS' EQUITY - NOTES J AND K
Preferred stock, $1 par value; Authorized 1,000,000
 shares; none outstanding
Common Stock, $1 par value; Authorized 6,700,000
 shares; issued and outstanding
  as of 1996 and 1995 1,357,861 and 600,361 shares, respectively                 1,358             600
Paid-in capital                                                                 31,740          29,375
Retained earnings (deficit)                                                    (19,631)        (26,016)
Unrealized gain (loss) on available for sale
 securities                                                                        (79)             38
                                                                              --------        --------
  TOTAL STOCKHOLDERS' EQUITY                                                    13,388           3,997
                                                                              --------        --------
  TOTAL LIABILITIES AND STOCKHOLDERS EQUITY                                   $147,734        $145,453
                                                                              ========        ========

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENT OF OPERATIONS


FIRST COASTAL CORPORATION AND SUBSIDIARY


                                                                        Year Ended December 31,
                                                             -----------------------------------------
(in thousands, except per share amounts)                         1996             1995            1994
-------------------------------------------------------------------------------------------------------
INTEREST AND DIVIDEND INCOME
 Interest and fees on loans                                  $  9,226         $  9,662        $ 10,172
 Interest and dividends on investment securities:
  Investment interest income                                    1,414              832             425
  Dividends                                                       179              268             290
  Other interest income                                           512              945             893
                                                             --------         --------        --------
Total Interest and Dividend Income                             11,331           11,707          11,780

INTEREST EXPENSE
Deposits - Note H                                               4,724            4,977           4,610
Borrowings:
  Advances from Federal Home Loan Bank                            404              454           1,116
  Savings Bank Notes                                              190                -               -
  FDIC Note                                                       335              419               -
                                                             --------         --------        --------
Total Interest Expense                                          5,653            5,850           5,726
                                                             --------         --------        --------
Net Interest Income Before Provision for Loan Losses            5,678            5,857           6,054

Provision for loan losses - Note F                                  -             (425)            107
                                                             --------         --------        --------
Net Interest Income After Provision for Loan Losses             5,678            6,282           5,947

NONINTEREST INCOME
Service charges on deposit accounts                               362              257             284
Other service charges and fees                                     84               78              81
Gain (loss) on investment securities transactions                  38               (4)             38
Gain (loss) on sales of mortgage loans                              7               17              (8)
Other                                                             499              224              34
                                                             --------         --------        --------
                                                                  990              572             429
                                                             --------         --------        --------
OPERATING EXPENSES
Salaries and employee benefits - Note L                         2,142            2,092           2,020
Occupancy - Note G                                                428              440             568
Net cost of operation of real estate owned                         81               56             527
Other - Note Q                                                  2,491            2,606           3,163
                                                             --------         --------        --------
                                                                5,142            5,194           6,278
                                                             --------         --------        --------

INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM               1,526            1,660              98
Income tax benefit - Note M                                    (4,859)               -               -
                                                             --------         --------        --------
INCOME BEFORE EXTRAORDINARY ITEM                                6,385            1,660              98
Extraordinary Item -  Charge to earnings as a result
 of the settlement of the cross guaranty
   claim - Note B                                                   -                -           9,000
                                                             --------         --------        --------
NET INCOME (LOSS)                                            $  6,385         $  1,660        $ (8,902)
                                                             ========         ========        ========

PER SHARE AMOUNTS
Weighted Average Shares Outstanding                           931,509          600,361         600,361
Income Per Share before Extraordinary item                      $6.85            $2.77            $.16
                                                             --------         --------        --------
Net Income (Loss) per share                                     $6.85            $2.77         $(14.83)
                                                             ========         ========        ========

See notes to consolidated financial statements

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY


FIRST COASTAL CORPORATION AND SUBSIDIARY

                                                                                                        Net
                                                                                                      Unrealized
                                                                                                      Gain (Loss)
                                                                                      Retained       on Available
                                                        Common         Paid-In        Earnings        for Sale
(in thousands)                                          Stock          Capital        (Deficit)      Securities       Total
-------------------------------------------------------------------------------------------------------------------------------

Balances at December 31, 1993                            $   600         $ 28,052        $(18,774)                    $ 9,878
  1994 net loss                                                                            (8,902)                     (8,902)
  Increase in net unrealized loss on
   available for sale securities                               -                -               -        $ (285)         (285)
  Purchase of Coastal Bancorp's
   minority interest                                           -            1,323               -             -         1,323
                                                         -------         --------        --------        ------       -------
Balances at  December 31, 1994                               600           29,375         (27,676)         (285)        2,014
  1995 net income                                                                           1,660                       1,660
  Increase in net unrealized gain on
   available for sale securities                               -                -               -           323           323
                                                         -------         --------        --------        ------       -------
Balances at December 31, 1995                                600           29,375         (26,016)           38         3,997
  1996 net income                                                                           6,385                       6,385
  Increase in net unrealized loss on
   available for sale securities                                                                           (117)         (117)
  Isssuance of restricted stock                                8               30                                          38
  Issuance of common stock                                   750            2,335               -             -         3,085
                                                         -------         --------        --------        ------       -------
Balances at December 31, 1996                            $ 1,358         $ 31,740        $(19,631)       $  (79)      $13,388
                                                         ========        ========        ========        ======       =======

See notes to consolidated financial statements.

                     CONSOLIDATED STATEMENTS OF CASHFLOWS



FIRST COASTAL CORPORATION AND SUBSIDIARY


                                                                        Year Ended December 31,
                                                                -----------------------------------------
(in thousands)                                                   1996             1995            1994
----------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income (loss)                                            $  6,385         $  1,660        $ (8,902)
Adjustments to reconcile net income to net cash
 provided by operating activities:
    Charge to earnings as a result of the settlement
      of the cross guaranty claim                                   -                -           9,000
    Provision for loan losses                                       -             (425)            107
    Writedowns of REO                                              11               13             226
    Depreciation and amortization                                 270              292             300
    Amortization of investment security discounts                 (27)            (248)           (183)
    Realized investment securities (gains) losses                 (38)               4             (38)
    (Gains) losses from assets held in trading
     accounts                                                       -              (33)             93
    Realized gains on assets held for sale                         (7)             (17)             (8)
    (Increase) decrease in trading account securities               -              948          (1,008)
    Loans originated and acquired for resale                   (6,147)          (3,376)         (3,497)
    Sales of loans originated and acquired for resale           4,945            3,297           6,741
    Increase in interest receivable                               (75)            (221)            (78)
    Increase (decrease) in interest payable                      (466)             392             (45)
    Net change in other assets                                 (3,499)           1,988           4,016
    Net change in other liabilities                               (64)            (150)           (129)
                                                             --------         --------        --------
Net cash provided by operating activities                       1,288            4,124           6,595

INVESTING ACTIVITIES
    (Increase) decrease in federal funds sold                  10,000                -         (10,000)
    Maturities of securities held to maturity                   7,000            8,000             634
    Sales and maturities of securities available for
     sale                                                       7,506            2,324             233
    Purchases of investment securities available for
     sale                                                     (16,535)              (2)         (8,990)
    Purchases of investment securities held to
     maturity                                                  (5,003)         (12,721)         (6,648)
    Net change in loans                                         2,592            7,187          12,306
    Net purchases of premises and equipment                      (625)            (424)            (86)
                                                             --------         --------        --------
Net cash provided (used) by investing activities                4,935            4,364         (12,551)

FINANCING ACTIVITIES
    Net change in deposits                                    (10,580)          (4,372)        (10,550)
    Proceeds from borrowings                                   13,000                -               -
    Payments on borrowings                                     (9,000)          (6,612)         (5,496)
    Purchase of Coastal Bancorps minority interest                  -                -            (200)
    Proceeds from sale of common stock                          3,085                -               -
    Finance cost associated with Savings Bank Notes              (116)               -               -
                                                             --------         --------        --------
Net cash used by financing activities                          (3,611)         (10,984)        (16,246)
                                                             --------         --------        --------
Increase (decrease) in cash and cash equivalents                2,612           (2,496)        (22,202)
Cash and cash equivalents at beginning of period                8,841           11,337          33,539
                                                             --------         --------        --------
Cash and cash equivalents (interest and noninterest
   bearing) at end of period                                 $ 11,453           $8,841         $11,337
                                                             ========         ========        ========
SUPPLEMENTAL DISCLOSURES OF INFORMATION
    Interest paid on deposits and borrowings                 $  6,107         $  5,459        $  5,579
    Income tax refund                                             (48)               -               -

NONCASH INVESTING AND FINANCING ACTIVITIES
    FDIC Note                                                       -                -        $  9,000
    Change in unrealized holding gains (losses) on
     investment securities available for sale                $   (117)        $    323            (285)
    Securities available for sale collateralized by
     portfolio mortgage loans                                       -               -            1,003
    Transfer of loans to real estate owned
      and repossessions                                           572              952             827
    Issuance of restricted stock                                   38                -               -

See notes to consolidated financial statements.

                         NOTES TO FINANCIAL STATEMENTS



NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FIRST COASTAL CORPORATION AND SUBSIDIARY
December 31, 1996

NOTE A.  ACCOUNTING POLICIES
BUSINESS

  First Coastal Corporation (the "Company"), was organized in January 1987 for the purpose of becoming the parent holding company of Suffield Bank following Suffield Bank's conversion from mutual to stock form. The Company acquired Coastal Bancorp, a Maine corporation, which was the bank holding company of Coastal Savings Bank, a Maine chartered, stock savings bank (the "Bank"), on April 1, 1987. On September 6, 1991, Suffield Bank was placed in receivership by the Connecticut Department of Banking, leaving the Bank as the Company's only operating subsidiary. On July 26, 1994, Coastal Bancorp was dissolved, and the Bank became a direct wholly-owned subsidiary of the Company. The principal business of the Bank consists of retail and commercial banking, including attracting deposits from the general public and originating residential mortgage, consumer, commercial and small business loans. Deposits are federally insured by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation ("FDIC").

  Coastal Savings Bank was formed in 1981 as a Maine-chartered savings bank through the consolidation of Brunswick Savings Institution and York County Savings Bank, which were organized in 1858 and 1860, respectively. On July 11, 1984, the Bank completed its conversion to a Maine stock savings bank.

BASIS OF PRESENTATION

  The consolidated financial statements of the Company and subsidiary have been prepared in conformity with generally accepted accounting principles and reporting practices applied in the banking industry. All significant intercompany transactions and balances have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

  Most of the Company's commercial real estate loans as of December 31, 1996 are collateralized by real estate in Maine. Many of these loans were made at or near the peak in the commercial real estate market in the late 1980s or represent the financing of real estate owned and repossessions ("REO"), generally at higher loan amounts relative to the sales prices of these properties than would be the case in a standard third party loan transaction. Although the southern Maine real estate market (which comprises the Bank's market area) has to some extent recovered from the depressed market conditions of the early 1990's, the market has not returned to the levels reached in the late 1980's. In addition, all of the REO are located in this same market. Accordingly, the ultimate collectibility of a significant portion of the Companys loan portfolio and the recovery of the carrying amount of REO remain particularly susceptible to changes in market conditions in southern Maine.

  While management uses available information to recognize losses on loans and REO, future additions to the Allowance for Loan Losses ("Allowance") or writedowns may be necessary based on changes in economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Company's Allowance and the carrying value of REO. Such authorities may require the Company to recognize additions to the Allowance and/or write down the carrying value of REO based on their judgments of information available to them at the time of their examination.

NEW ACCOUNTING STANDARDS

  In June 1996, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 125, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, which provides accounting and reporting standards for transfers and servicing of financial assets and extinguishment of liabilities. SFAS No. 125 distinguishes transfers of financial assets that are sales from transfers that are secured borrowings. SFAS No. 125 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after December 31, 1996 and is to be applied prospectively. The adoption of SFAS No. 125 is not expected to have a material effect on the Company's financial position or results of operations.

  In February 1997, FASB issued SFAS No. 128, Earings Per Share and SFAS No. 129, Disclosure of Information about Capital Structure. SFAS No. 128 will require a change in how the Company calculates earnings per share and SFAS No. 129 will require disclosure of certain information about the Company's capital structure. The requirements of these pronounce-

                         NOTES TO FINANCIAL STATEMENTS




ments are effective for the Company's fiscal year ending December 31, 1997 and the impact of these statements on the Company's financial statements has not yet been determined.

CASH AND CASH EQUIVALENTS

  The Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

INVESTMENT SECURITIES

  Investment securities classified as available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Investment securities held to maturity are stated at cost adjusted for amortization of bond premiums and accretion of bond discounts. At December 31, 1996, investment securities classified as available for sale reflected an unrealized loss of $79,000.

  Securities that may be sold as part of the Company's asset/liability or liquidity management or in response to or in anticipation of changes in interest rates and resulting prepayment risk, or for other similar factors, are classified as available-for-sale and carried at their fair market value. Unrealized holding gains and losses on such securities are reported net of related taxes, if applicable, as a separate component of stockholders' equity. Securities that the Company has the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at amortized cost. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis.

LOANS HELD FOR SALE STATED AT MARKET VALUE

  Loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on the aggregate loan basis. Changes in the carrying value are reported in earnings as gains and losses on mortgage loans. Realized gains and losses on sales of mortgage loans are reported in earnings when the proceeds are received from investors.

LOANS

  Loans are reported at their principal outstanding balance net of charge-offs, unearned income and deferred loan origination fees and costs. Interest is generally recognized when income is earned using the accrual method. Loan origination and commitment fees and certain direct origination costs are deferred and recognized over the life of the related loan as an adjustment of yield, or taken into income when the related loan is sold.

  The accrual of interest on loans is generally discontinued when principal or interest is past due by ninety days or more, or earlier when, in the opinion of management, full collection of principal or interest is unlikely unless such loans are well collateralized and in the process of collection. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and interest accrued in prior years is charged to the Allowance. Income on such loans is then recognized only to the extent that cash is received and future collection of principal is probable.

  Loans are restored to accrual status when principal and interest payments are brought current and future payments are reasonably assured, following a sustained period of repayment performance by the borrower in accordance with the loan's contractual terms.

  The Company adopted SFAS No. 114, Accounting by Creditors for Impairment of a Loan, on January 1, 1995. Under the new standard, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Management identifies impaired loans on a loan-by-loan basis. Though the measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, all of the Company's impaired loans were collateral-dependent, which are measured for impairment based on the fair value of the collateral. The adoption of SFAS No. 114 resulted in no additional provision for loan losses as determined at January 1, 1995 and December 31, 1996.

  Troubled debt restructurings ("TDR") are renegotiated loans for which concessions, such as the reduction of interest rates, deferral of interest or principal payments, or partial forgiveness of principal and interest, have been granted, generally due to a deterioration in a borrower's financial condition. Interest to be paid on a deferred or contingent basis is reported in earnings only as collected.

  In May 1995, the FASB issued SFAS No. 122, Mortgage Servicing Rights, which amends SFAS No. 65, Accounting for Certain Mortgage Banking Activities. This standard eliminates the distinction between purchased and originated mortgage servicing rights and establishes the use of a valuation allowance to recognize any impairment in the fair value of mortgage serv-icing rights. There was no effect to the Company's financial statements or results of operations on January 1, 1996 and December 31, 1996 as a result of implementing SFAS No. 122.

ALLOWANCE FOR LOAN LOSSES

  The Allowance is maintained at a level believed adequate by management to absorb potential losses inherent in the current loan portfolio in accordance with the Bank's Allowance for Loan Loss Policy. Management's determination of the adequacy of the Allowance is based on an evaluation of the portfolio, past and expected loan loss experience, current economic conditions, trends in loan outstandings and diversification of the loan portfolio, the results of the most recent regulatory examinations, the results of loan portfolio reviews completed by outside consultants, the nature and level of nonperforming assets, impaired loans and loans that have been identified as potential problems, the adequacy of loan collateral and other relevant factors. The Allowance is increased by provisions for loan losses charged against income and recoveries on loans previously charged off.

REAL ESTATE OWNED AND REPOSSESSIONS

  REO, other than bank premises, consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans. REO is initially recorded at the lower of cost or fair value (minus estimated costs to sell) at the date the property is acquired and any difference is charged to the Allowance at the time of reclassification. Subsequently, the values of such properties are reviewed by management and writedowns, if any, are charged to expense. All expenses and income related to REO properties are included in the net cost of operations and real estate owned in the Company's Consolidated Financial Statements of Operations.

PREMISES AND EQUIPMENT

  Bank premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line basis over the shorter of the estimated useful lives of the improvements or the term of the related leases.

INCOME TAXES

  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Due to the uncertainty that the benefit of net deferred tax assets would be realized, a full valuation allowance was recorded at December 31, 1995. Management is now of the opinion that the completion of the July 1996 recapitalization, the payoff of the $9.0 million FDIC Note, incurred as a result of the settlement of the cross guaranty claim, and the improved financial condition of the Company have reduced the uncertainties relating to the prospective utilization of the net operating loss carryforwards. As a result, in accordance with SFAS No. 109, in the fourth quarter of 1996 the valuation allowance against the deferred tax asset was reduced and the $4.8 million income tax benefit was recognized.

COMPUTATION OF EARNINGS PER SHARE

  Earnings per share is computed by dividing net income by the weighted average number of common shares and common stock equivalents outstanding during the period, which during 1996, 1995 and 1994 were 931,509, 600,361 and 600,361, respectively. The computation does not give effect to shares issuable upon exercise of stock options where the effect of that inclusion would be anti-dilutive.

RETIREMENT BENEFITS

  The Bank has a non-contributory defined benefit pension plan covering substantially all of their officers and employees. The benefit formula is based on a covered employees final average compensation and credited service. The funding policy for this plan is to contribute amounts to the plan sufficient to meet the minimum funding requirements set forth in the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), plus such additional amounts as the Bank may periodically

                         NOTES TO FINANCIAL STATEMENT


determine to be appropriate. The Company is currently exploring the feasibility of freezing the non-contributory defined benefit plan and establishing a 401(k) plan.

NOTE B. REGULATORY MATTERS

SATISFACTION OF CROSS GUARANTY SETTLEMENT OBLIGATION TO FDIC

  On September 6, 1991, the Company announced that Suffield Bank was placed into receivership by the Connecticut Banking Department and the FDIC was appointed as the receiver. Following the receivership of Suffield Bank, management's efforts were focused for an extended period of time on resolving the cross guaranty claim, as described below, and improving the operations of the Bank.

  On January 31, 1995, the Company and the Bank consummated a settlement with the FDIC in accordance with the terms and conditions of the Amended and Restated Settlement Agreement, dated as of November 23, 1994, pursuant to which the FDIC waived and released its cross guaranty claim against the Bank. The cross guaranty claim was the result of the September 1991 failure of Suffield Bank. As part of the settlement, the Company issued to the FDIC a non-recourse promissory note in the principal amount of $9.0 million (the "FDIC Note"), secured by the Company's pledge of 100% of the outstanding common stock of the Bank. In 1994, the Company incurred an extraordinary charge to earnings resulting from the issuance of the FDIC Note. Principal and interest under the FDIC Note were deferred until its maturity date, January 31, 1997.

  The Company announced on January 31, 1996 that it intended to pursue a recapitalization of the Company as the means to facilitate the satisfaction of the FDIC Note. On July 24, 1996, the Company completed its recapitalization plan, whereby the Company repaid in full its obligation to the FDIC in the amount of $9.7 million ($9.0 million loan principal amount plus accrued interest). The funds utilized to repay the FDIC Note were derived from (i) the sale of 750,000 shares of the Company's common stock at $5.00 per share by means of a registered public offering; (ii) a dividend of $3.2 million from the Bank to the Company; and (iii) the borrowing of $4.0 million from a group of four Maine savings banks(the "Savings Banks"), secured by the pledge by the Company of 100% of the outstanding common stock of the Bank.

TERMINATION OF THE MEMORANDUM OF UNDERSTANDING

  On September 9, 1996 and September 16, 1996, the Company was notified by the Superintendent of the Maine Bureau of Banking and the Regional Director of the Boston Regional Office of the FDIC, respectively, that the Memorandum of Understanding previously entered into among the FDIC, the Maine Bureau of Banking and the Bank on November 22, 1994 (the "Memorandum of Understanding"), was terminated.

BANK REGULATORY REQUIREMENTS

  The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines issued by the Federal Reserve Board and the regulatory framework for prompt corrective action administered by the FDIC, the Bank must meet specific capital requirements that involve quantitative measures of the Banks assets, liabilities, and certain off-balance sheet items. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

  Quantitative measures established by regulation to ensure capital compliance require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (leverage) to total assets, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets. Management believes that, as of December 31, 1996, the Bank meets all capital adequacy requirements to which it is subject.

                         NOTES TO FINANCIAL STATEMENTS




  As of September 16, 1996, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulartory framework for Prompt Corrective Action. There are no conditions or events since that notification that management believes have changed the Bank's category.

  The table below sets forth the actual capital ratios and minimum regulatory requirements for capital adequacy and under Prompt Corrective Action for the Bank at December 31, 1996:

                                                                                                            Minimum
                                                                                                  Requirments to be
                                                                                    Minimum        well capitalized
                                                                             Requirement for           under Prompt
                                                         Actual             Capital Adequacy      Corrective Action
--------------------------------------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets
 (1) ratio                                                  9.28%               4.00%              5.00%

Tier 1 capital to risk-weighted assets                     14.31                4.00               6.00

Total capital to risk-weighted assets
 (Tier 1 and Tier 2)                                       15.60                8.00              10.00

(1)  Calculated on an average quarterly basis

For further information, see Management's Discussion and Analysis of Financial Condition and Results of Operations-Capital-Bank.

NOTE C. NONINTEREST EARNING DEPOSITS AND CASH

  Noninterest bearing deposits and cash balances at December 31, 1996 are subject to withdrawal and usage restrictions of $100,000 to be maintained at the Federal Reserve Bank of Boston to meet the Bank's reserve requirements.

NOTE D. INVESTMENT SECURITIES

  The following table sets forth the amortized cost, fair market value and gross unrealized gains and losses of investment securities for each major security type at December 31, 1996:

                                                         December 31, 1996
                                          -------------------------------------------
                                                       Gross        Gross      Fair
                                          Amortized  Unrealized  Unrealized   Market
(in thousands)                              Cost       Gains       Losses      Value
-------------------------------------------------------------------------------------
Available for Sale:
 U.S. government obligations                $ 4,947         $ 8       $  (7)  $ 4,948
 Mortgage backed securities                  10,926           9         (87)   10,848
 Equity (mutual fund)                           997           -          (2)      995
 Other                                           99           -           -        99
                                            -------         ---       -----   -------
                                            $16,969         $17       $ (96)  $16,890
                                            -------         ---       -----   -------

Held to Maturity:
 U.S. government obligations                      -           -           -         -
 U.S. government agency callable notes      $ 9,802         $12       $(104)  $ 9,710
                                            -------         ---       -----   -------
                                            $ 9,802         $12       $(104)  $ 9,710
                                            =======         ===       =====   =======

                         NOTES TO FINANCIAL STATEMENTS


  The following table sets forth the amortized cost, fair market value and gross unrealized gains and losses of investment securities for each major security type at December 31, 1995:

                                                         December 31, 1995
                                          -------------------------------------------
                                                       Gross        Gross      Fair
                                          Amortized  Unrealized  Unrealized   Market
(in thousands)                              Cost       Gains       Losses      Value
--------------------------------------------------------------------------------------
Available for Sale:
 U.S. government obligations                $ 4,998        $ 23       $(7)    $ 5,014
 Mortgage backed securities                     765          22         -         787
 Equity (mutual fund)                         2,000           -         -       2,000
 Other                                          125           -         -         125
                                            -------        ----       ---     -------
                                            $ 7,888        $ 45       $(7)    $ 7,926
                                            =======        ====       ===     =======

Held to Maturity:
 U.S. government obligations                $   993        $  2         -         995
 U.S. government agency callable notes       10,793         121         -      10,914
                                            -------        ----       ---     -------
                                            $11,786        $123         -     $11,909
                                            =======        ====       ===     =======

  The following is a summary of gross realized gains and losses on investment securities sold for 1996, 1995 and 1994. All security gains and losses were related to securities classified as available for sale. For computation of gross realized gains and losses, cost was determined by the specific identification method.

                                                                December 31,
                                 --------------------------------------------------------------------------
                                              1996                       1995                     1994
                                        Gross Realized               Gross Realized        Gross Realized
                                 --------------------------    ------------------------  ------------------
(in thousands)                       Gains       Losses          Gains         Losses     Gains      Losses
-----------------------------------------------------------------------------------------------------------
Sales of:
 U.S. government obligations        $17               -              -          -            -          -
 U.S. government agency               -               -             $1          -            -          -
 Mortgage-backed securities           -               -              -          -            -          -
 Equity securities                   24             $(3)            $7      $ (12)       $  38          -
                                    ---             ---             --      -----        -----         --
                                    $41             $(3)            $8      $ (12)       $  38          -
                                    ===             ===             ==      =====        =====         ==


  The following table represents the contractual maturities for investments in debt securities for each major security type at December 31, 1996:

                                                                           December 31, 1996
                                                         ------------------------------------------------
                                                                               Maturing
                                                         ------------------------------------------------
                                                                      After One    After Five
                                                           Within     But Within   But Within     After
(in thousands)                                            One Year    Five Years   Ten Years    Ten Years
---------------------------------------------------------------------------------------------------------
Available for sale (at market):
 U.S. government obligations                                 $  999       $ 3,949           -
 Mortgage backed securities                                       -             -           -     $10,848
                                                             ------       -------     -------     -------
                                                             $  999       $ 3,949           -     $10,848
                                                             ======       =======     =======     =======

Held to maturity (at cost):
 U.S. government obligations                                      -             -           -           -
 U.S. government agency callable
  notes (final maturity)                                          -      $  7,000     $ 2,802           -
                                                             ------       -------     -------     -------
                                                                  -      $  7,000     $ 2,802           -
                                                             ======       =======     =======     =======



                         NOTES TO FINANCIAL STATEMENTS


NOTE E. LOANS

 The composition of the loan portfolio was as follows:

                                                                 December 31,
                                                               ----------------
(in thousands)                                                 1996        1995
-------------------------------------------------------------------------------

Real estate mortgage loans:
 Residential                                                $30,981    $ 30,966
 Commercial                                                  48,456      50,797
Real estate construction loans                                  769           -
Commercial and industrial loans                               3,059       2,524
Consumer and other loans                                     15,281      16,263
                                                            -------    --------
                                                            $98,546    $100,550
                                                            =======    ========


  Included in interest and fees on loans as reported in the consolidated statements of operations are origination, commitment, late charges and application fees for the years ended December 31, 1996, 1995 and 1994 of $152,000, $95,000 and $277,000, respectively.

  As of December 31, 1996 and 1995, the Company was servicing loans for others of $50.5 million and $53.7 million, respectively. As of December 31, 1996 and 1995, the Bank had a gross value of excess residential mortgage servicing fees equal to $1,504,000, which is reflected in other assets. This amount is being amortized over the expected average life of the loans. Accumulated amortization was approximately $864,000 and $663,000 at December 31, 1996 and 1995, respectively. At December 31, 1996 and 1995, the Bank's valuation reserve against the deferred mortgage servicing asset totaled $132,000, as a result of higher than anticipated prepayments on serviced loans.

  At December 31, 1996, the Bank had no binding commitments for the sale of mortgage loans held for sale.

IMPAIRED LOANS

  Management reviews loans on a case by case basis to determine which loans should be classified as impaired. If management believes that it is probable that there will be a loss of scheduled principal or interest, then such loans are determined to be impaired. At December 31, 1996, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $3,845,000, as compared to $3,728,000 at December 31, 1995. The corresponding portion of the Allowance allocated against the total recorded investment in these loans ("Allocated Reserves") was $615,000 as of December 31, 1996. An amount equal to $1,944,000 of the $3,845,000 total impaired loans were classified as nonaccrual and the remaining $1,901,000 were classified as potential problem loans at December 31, 1996. The income recorded on a cash basis relating to impaired loans equaled $38,000 and the average balance of outstanding impaired loans was $2.0 million at December 31, 1996. All of the impaired loans were secured by real estate at December 31, 1996 and accounted for by the lower of the fair value of the collateral (net of the $615,000 Allocated Reserves) or amortized loan value.

NONPERFORMING ASSETS
  The table below sets forth information with respect to nonperforming assets:

                                                 December 31,
                                            ---------------------
(in thousands)                              1996    1995    1994
-----------------------------------------------------------------

Nonaccrual loans                           $1,944  $1,948  $4,340
Accruing loans past due 90 days or more       201     169     258
Restructured loans                              -   3,427   1,483
Real estate owned and repossessions           478   1,973   2,222
In-substance repossessions                    n/a     n/a     703
                                           ------  ------  ------
                                           $2,623  $7,517  $9,006
                                           ======= ======  ======

  Interest income recognized on nonaccrual and restructured loans totaled $41,000, $406,000 and $154,000 in 1996, 1995 and 1994, respectively. Had interest income on these year-end loans been paid at the contracted rates and due dates, the Company would have recorded additional interest income in 1996, 1995 and 1994 of $148,000, $81,000 and $130,000, respectively.

                         NOTES TO FINANCIAL STATEMENTS

NOTE F. ALLOWANCE FOR LOAN LOSSES

Changes in the Allowance were as follows:

                                              Year Ended December 31,
                                              ------------------------
(in thousands)                                1996      1995     1994
----------------------------------------------------------------------
Balance at beginning of year                 $2,659   $ 4,042   $3,642
Charge-offs                                    (289)   (1,333)    (290)
Recoveries                                      296       375      583
                                             ------   -------   ------
 Net charge-offs                                  7      (958)     293
Provision for loan losses                         -      (425)     107
                                             ------   -------   ------
Balance at end of year                       $2,666   $ 2,659   $4,042
                                             ======   =======   ======

  The Company's Allowance was $2.7 million at December 31, 1996 and December 31, 1995. The Allowance represented 2.71% and 2.65% of total loans, and 124.29% and 47.96% of nonperforming loans at December 31, 1996 and December 31, 1995, respectively. See "Managements Discussion and Analysis of Financial Condition and Result of Operations - Allowance for Loan Losses".

NOTE G. PREMISES AND EQUIPMENT

  Premises and equipment consisted of the following:

                                                                 December 31,
                                                              -----------------
(in thousands)                                                 1996      1995
-------------------------------------------------------------------------------
Land                                                         $    408  $    423
Buildings and building improvements                             2,663     2,774
Leasehold improvements                                            371       371
Equipment                                                       3,290     2,715
                                                             --------  --------
                                                                6,732     6,283
Less:  Accumulated depreciation and amortization                3,304     3,210
                                                             --------  --------
                                                             $  3,428  $  3,073
                                                             ========  ========

NOTE H. DEPOSITS

 Deposit balances at year end consisted of the following:

                                                                   December 31,
                                                                -----------------
(in thousands)                                                   1996      1995
---------------------------------------------------------------------------------
Noninterest bearing demand deposits                          $  5,790  $  5,128
Interest bearing demand deposits                               15,090    15,741
Savings and escrow deposits                                    36,445    42,020
Time deposits                                                  57,760    62,776
                                                             --------  --------
                                                             $115,085  $125,665
                                                             ========  ========

  Included in 1996 and 1995 time deposits are $2,186,000 and $1,709,000, respectively, of deposits of $100,000 or more.

  At December 31, 1996, the maturities and weighted average interest rates of time deposits of $100,000 or more were as follows:

                                         Weighted
                             Balance     Average
Maturities (in months)   (in thousands)  Interest Rate
-------------------------------------------------------
3 months or less                 $1,262     5.61%
over 3 - 6                          300     5.81
over 6 - 12                         318     5.64
over 12                             306     5.41
                                 ------     ----
 Total                           $2,186     5.61%
                                 ======     ====

                         NOTES TO FINANCIAL STATEMENTS



  The following is a detail of interest expense paid on deposits for the three years ended December 31, 1996, 1995 and 1994:

                                           December 31,
                                      ---------------------
(in thousands)                        1996    1995    1994
-----------------------------------------------------------
Interest bearing demand deposits     $  318  $  357  $  403
Savings deposits                      1,079   1,286   1,402
Other time deposits                   3,196   3,237   2,693
Time deposits of $100,000 or more       131      97     112
                                     ------  ------  ------
                                     $4,724  $4,977  $4,610
                                     ======  ======  ======


NOTE I. BORROWINGS

ADVANCES FROM FEDERAL HOME LOAN BANK OF BOSTON

  Maturities of advances from the Federal Home Loan Bank ("FHLB") of Boston outstanding at December 31, 1996 are as follows:

                                            Weighted
                                            Average
(in thousands)                  Rates       Interest Rate
----------------------------------------------------------
 1997              $ 2,000           6.06%  6.06%
 1998                4,000     5.32%-5.92   5.62
 2001                9,000     6.05%-6.25   6.16
                   -------
                   $15,000                  6.00%
                   =======

  Under applicable FHLB regulations, member banks are required to maintain at all times an amount of qualified collateral that is at least sufficient to satisfy the established collateral maintenance level. The Bank maintains qualified collateral sufficient to support the FHLB advances well in excess of its current borrowings.

FDIC NOTE

  On July 24, 1996, the Company repaid in full its obligation to the FDIC in the amount of $9.7 million of which $754,000 was interest due for 1995 and 1996 (See Note B).

SAVINGS BANK NOTES

  On July 24, 1996 the Company borrowed $4.0 million and issued promissory notes in the aggregate principal amount of $4.0 million (the "Savings Bank Notes") to the Savings Banks as part of the Company's recapitalization plan, pursuant to which the Company repaid in full its obligation to the FDIC. The Savings Bank Notes bears interest at 10.85% annually, payable quarterly. Beginning June 30, 1998, and semi-annually thereafter, principal payments of $200,000 are required. At the time the Savings Bank Notes mature on December 31, 2001, the unpaid balance of the Savings Bank Notes, based on the scheduled amortization, will be $2,400,000. The Savings Bank Notes are secured by a pledge by the Company of 100% of the common stock of the Bank pursuant to a stock pledge agreement between the Company and the Savings Banks.

  The loan agreement between the Company and the Savings Banks with respect to the $4.0 million loan (the "Savings Bank Loan Agreement") contains certain terms, restrictions and covenants, including (i) restrictions against the payment of cash dividends by the Company to its stockholders in the event of default or as long as the Company's debt to equity ratio on a parent company-only basis exceeds 30%, (ii) certain restrictions on the amount and types of borrowings that may be incurred by the Company and the Bank, including a limitation that the Company cannot incur aggregate additional indebtedness in excess of $1.0 million, (iii) a requirement that the Company and the Bank maintain certain minimum capital ratios (for the Company a Tier 1 leverage capital ratio of 4.0% and for the Bank a Tier 1 leverage capital ratio of 6.0%), with a requirement that in no event shall the Tier 1 leverage capital ratios be less than that required for the Company and the Bank to be considered adequately capitalized by their respective regulators, (iv) a restriction that neither the Company nor the Bank shall incur capital expenditures in excess of $500,000 in the aggregate in any fiscal year, (v) certain other requirements relating to the maintenance and timely payment of insurance and taxes and the delivery of certain financial and other information to the agent for the Savings Banks, and
(vi) a requirement that the net worth of the Company on a consolidated basis shall not decline below $6.5 million. In addition, the Savings Bank Loan Agreement contains certain prepayment penalty restrictions equal to 5%, 4% and 3% of the principal amount prepaid in the first, second and third years of the loan, respectively.

                         NOTES TO FINANCIAL STATEMENTS

FEDERAL RESERVE BANK OF BOSTON

  The Bank also has been approved by the Federal Reserve Bank of Boston to obtain funds from its discount window for the purpose of maintaining the Bank's liquidity. No funds have been, or are anticipated to be, obtained from this source.

NOTE J. RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

  Payment of dividends by the Company on its stock is subject to various restrictions. Among these restrictions is a requirement under Delaware corporate law that dividends may be paid by the Company out of its surplus or, in the event there is no surplus, out of its net profits for the fiscal year in which the dividend is declared and/or the preceding fiscal year.

  In addition, in connection with the recapitalization of the Company and as a condition to the approval by the Maine Bureau of Banking of the payment on July 24, 1996 of the dividend in the amount of $3.2 million by the Bank to the Company, the Maine Bureau of Banking required that the Company agree that it would not pay cash dividends to its stockholders as long as the Company's debt to equity ratio (on a parent company-only basis) exceeds 25% without the prior approval of the Maine Bureau of Banking. The Company's debt to equity ratio (on a parent company-only basis) at December 31, 1996 was 29.88%.

  The principal source of cash for the Company would normally be a dividend from the Bank; however, certain restrictions also exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. Maine corporate law generally provides that dividends may only be paid out of unreserved and unrestricted earned surplus or unreserved and unrestricted net earnings of the current fiscal year and the next preceding fiscal year taken as a single period. Maine banking law also imposes certain restrictions, including the requirement that the Bank establish and maintain adequate levels of capital as set forth in rules adopted by the Maine Bureau of Banking.

  The Savings Bank Loan Agreement contains certain terms, restrictions and covenants, including covenants restricting the amount of borrowings that may be incurred by the Company and the Bank, and restrictions regarding the conditions under which cash dividends may be paid by the Company. For further information, see "Note I - Borrowings - Savings Bank Notes".

  On July 24, 1996, May 3, 1996, November 13, 1995 and November 30, 1994,
following the receipt of appropriate regulatory approvals, the Bank paid the Company cash dividends of $3.2 million, $200,000, $200,000 and $175,000, respectively. As a result of the termination of the Memorandum of Understanding, the Bank is no longer required to obtain regulatory approval prior to paying a cash dividend to the holding company.

NOTE K. REVERSE STOCK SPLIT

  On May 31, 1995, the Company effected a one-for-ten reverse stock split with respect to the issued and outstanding shares of the Company's common stock, which was approved by the Company's stockholders on January 31, 1995. As a result of the reverse stock split, the number of outstanding shares of common stock of the Company was reduced from 6,006,745 shares (determined at the close of business on May 31, 1995) to 600,361 shares. As a result, approximately $5,407,000 was transferred from the Companys common stock account to paid-in capital. All applicable share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for the reverse stock split.

NOTE L. BENEFIT PLANS

PENSION PLAN

  The pension plan (the "Pension Plan") is a noncontributory defined benefit plan, which provides retirement benefits to substantially all Bank employees.

  The Bank contributes such amounts as are necessary to provide assets sufficient to meet the benefits to be paid under the terms of the Pension Plan. The Bank has made contributions in amounts sufficient to fund the Pension Plan's current service cost and the initial past service cost plus interest over a period of 30 years. The Pension Plan has met the Employment Retirement Income Security Act minimum funding requirements. Pension expense for the Pension Plan was $3,000, $14,000 and $14,000 for the years ended December 31, 1996, December 31, 1995 and December 31, 1994, respectively.

                         NOTES TO FINANCIAL STATEMENTS



  The following table sets forth the Pension Plan's funded status and amounts recognized in the consolidated financial statements:

                                                                                         Year Ended December 31,
                                                                                         -----------------------
(in thousands)                                                                                1996     1995
----------------------------------------------------------------------------------------------------------------
Actuarial Present Value of Benefit Obligations:
 Accumulated benefit obligation
  (including vested benefits obligation of
  $1,379 in 1996 and $1,327 in 1995)                                                         $1,449   $1,414
 Effects of future salary increases                                                             177      185
                                                                                             ------   ------
 Projected benefit obligation                                                                 1,626    1,599
Fair value of plan assets (primarily listed
 stocks, U.S. bonds and insurance contracts)                                                  2,082    1,921
                                                                                             ------   ------
Plan assets in excess of projected benefit obligation                                           456      322
Unrecognized prior service cost                                                                  (4)      (5)
Unrecognized transition amount                                                                  (95)    (120)
Unrecognized (gain) loss                                                                        (53)     107
                                                                                             ------   ------
Prepaid pension expense                                                                      $  304   $  304
                                                                                             ======   ======

  The components of net pension expense (credit) are as follows:

                                                                                      Year Ended December 31,
                                                                                     -------------------------
(in thousands)                                                                        1996     1995     1994
--------------------------------------------------------------------------------------------------------------
Service cost - benefits                                                              $  61   $   62   $   67
Interest cost of projected benefits                                                    116      110      102
Actual return on plan assets                                                          (230)    (300)      18
Net amortization and deferral                                                           56      142     (173)
                                                                                     -----   ------   ------
Net pension expense                                                                  $   3   $   14   $   14
                                                                                     =====   ======   ======

  The weighted average discount rate used was 7.5%, 7.5% and 8.25% in 1996, 1995 and 1994, respectively, and the increase in future compensation levels used was 5.5%, 5.5% and 6.0% for 1996, 1995 and 1994 respectively, in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 8.0% for 1996, 1995 and 1994.

  The Bank provides no post retirement benefits other than pensions.

STOCK OPTION AND EQUITY INCENTIVE PLAN

  The Company adopted the First Coastal Corporation 1996 Stock Option and Equity Incentive Plan (the "Plan") to provide for the grant of options to purchase shares of common stock of the Company to directors and employees of the Company and to employees of any subsidiary of the Company and to permit the award to employees of the Company and of any subsidiary of the Company of shares of common stock as a bonus, which shares may be subject to restrictions based on continued service or performance. The Plan was adopted by the Company's stockholders at its June 1996 annual meeting. During 1996, 6,000 options were granted to directors which vested immediately and 51,000 options were granted to executive officers and other key employees which vest over a three year period. Options granted under the Plan must have an exercise price not less than 100% of the fair market value of a share of common stock on the date of grant of the option (or 110% in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding common stock). The options maximum term is 10 years (or five years in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding common stock).

                         NOTES TO FINACIAL STATEMENTS



  On January 1, 1996 the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, to be effective May 2, 1996, the date on which the Company's Board of Directors adopted the Plan. As permitted by SFAS No. 123, the Company has chosen to apply APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its Plan. Accordingly, no compensation cost has been recognized for options granted under the Plan.
Had compensation cost for the Company's Plan been determined based upon the fair value at the grant dates for awards under the Plan consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below. The Company did not award any option grants during the years ended December 31, 1995 and 1994. Therefore, there is no pro forma amount for these periods.

                                                                    1996
                                                            ----------------------
                                                            As reported  Pro Forma
                                                            ----------------------
  Net income (in thousands)                                  $6,385     $6,337

  Earnings per share                                         $6.85      $6.80


  The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during 1996: dividend yield of 0.0%, expected volatility of 45.34%, risk free interest rate of 6.81% and expected term of options equal to 10 years.

  A summary of the status of the Plan as of December 31, 1996 and changes during the year then ended is presented below:

                                                                           Weighted
                                                                   Average Exercise
                                                   Shares           Price Per Share
------------------------------------------------------------------------------------
Outstanding at January 1, 1996                         -                   -
Granted                                            57,000               $5.59
 Exercised                                             -                    -
 Forfeited                                             -                    -
                                                   ------               -----
Outstanding at December 31, 1996                   57,000               $5.59
                                                   ======               =====

 The following table summarizes information about the Plan's stock options at December 31, 1996:


                                                      Options Outstanding                     Options Exercisable
                                        -------------------------------------------------------------------------------------------
                                        Number                Weighed-average   Weighted        Number                Weighted
Range of                                Outstanding           Remaining         Average         Exercisable           Average
Exercise prices                         at December 31, 1996  Contractual life  Exercise Price  at December 31, 1996  Exercise Price

------------------------------------------------------------------------------------------------------------------------------------

$5.00-$7.25                                   57,000             9.5 years             $5.59            6,000             $5.00

  In addition, during 1996 the Company made restricted stock awards in the aggregate amount of 7,500 shares of stock to certain executive officers. The stock vests ratably over a three year period beginning May 2, 1996, subject to acceleration upon the occurrence of certain events described within the individual restricted stock agreements. At December 31, 1996, 5,833 shares of stock have not yet vested and the related compensation expense of approximately $32,000 has not been recognized.

                         NOTES TO FINANCIAL STATEMENTS


NOTE M.  INCOME TAXES

 A summary of income tax benefits is as follows:


                                                          December 31,
                                                     ----------------------
(in thousands)                                         1996   1995  1994
----------------------------------------------------------------------------
Current                                             $   (48)     -     -
Deferred                                             (4,811)     -     -
                                                    -------     ---   ---
                                                    $(4,859)     -     -
                                                    -------     ---   ---

  A reconciliation of the difference between income tax benefit and the amount computed by applying the statutory federal income tax rate to income before income taxes, minority interest and extraordinary item is as follows:

                                                      Year Ended December 31,
                                                     -------------------------
(in thousands)                                       1996      1995     1994
------------------------------------------------------------------------------
Federal income tax at statutory rate               $   519   $   564   $  33
Increase (decrease) resulting from:
 Expiration of capital loss carryforwards                -     2,060       -
 Increase in net operating loss carryforwards            -      (253)      -
 Expiration of net operating loss carryforwards      1,180         -       -
 Change in valuation allowance                      (6,773)   (2,454)    (35)
 Other items, net                                      215        83       2
                                                   -------   -------   -----
Income tax benefit                                 $(4,859)  $     0   $   0
                                                   =======   =======   =====

  Significant components of deferred income tax assets and liabilities at December 31, 1996 and 1995 are presented below:

                                                                     December 31,
                                                                   ---------------
(in thousands)                                                     1996      1995
----------------------------------------------------------------------------------
Deferred tax assets:
 Loans, principally due to allowance for losses                   $  907   $   904
 REO, principally due to writedowns                                  167       304
 Mark to market adjustments                                           27        13
 Deferred loan fees                                                   10         8
 Reserve for mortgage servicing rights                                45        45
 Investment writedowns                                                17        18
 Federal net operating loss credit and tax credit carryforward     3,980     2,392
 Capital loss carryforward                                             -        11
 State net operating loss credit carryforward                         77       143
 FDIC Note                                                             -     3,060
 Other                                                                21        90
                                                                  ------   -------
Total gross deferred tax assets before valuation reserve           5,251     6,988
 Valuation reserve                                                   (77)   (6,850)
                                                                  ------   -------
Total gross deferred tax asset                                     5,174       138
                                                                  ======   =======
Deferred tax liabilities:
 Difference between tax and book basis of fixed assets               163       138
 Other                                                               200         -
                                                                  ------   -------
Total gross deferred tax liabilities                                 363         -
                                                                  ------   -------
 Net deferred taxes                                               $4,811   $     0
                                                                  ======   =======

                         NOTES TO FINANCIAL STATEMENTS


  The deferred tax asset and offsetting valuation allowance were principally the result of the Company's accumulation of net operating loss ("NOL") carryforwards. The deferred tax asset represents the estimated amount of future deductions for tax reporting purposes previously expensed for financial reporting purposes, and the benefit from future income taxes the Company will not have to pay as a result of the NOL carryforwards. Previously, a 100% valuation allowance was maintained against the deferred tax asset as there were significant uncertainties regarding the Company's future and its ability to utilize its NOL carryforwards through sustained, profitable operations. Management believes that the completion of the July 1996 recapitalization, the payoff of the $9.0 million FDIC Note and the improved financial condition of the Company have reduced the uncertainties relating to the Company's ability to realize the benefits of the deferred tax asset. As a result, the valuation allowance against the deferred tax asset (in accordance with SFAS No. 109) was reduced by $4,811,000. Earnings will now be subject to federal and state income tax expense for financial reporting purposes only on a going forward basis. The remaining valuation reserve of $77,000 represents the belief of the Company that the current investment tax credit carryforwards of $77,000 will expire unutilized.

  At December 31, 1996, the Company had a NOL carryforward for federal income tax return purposes of approximately $11.4 million available to offset future taxable income. The NOL carryforward for federal income tax return purposes will expire in the years 2007 to 2011. If there is a subsequent "change of ownership" of the Company as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company's NOL carryforwards are subject to limitation as provided by the Code. In order to help maintain the benefit of the deferred tax asset, at the June 1996 annual meeting of stockholders, the stockholders approved an amendment to the Restated Certificate of Incorporation of the Company which generally provides that no person shall become or make an offer to become a beneficial owner of five percent or more of the Company's voting stock for a three year period, which expires June 11, 1999.

  In addition, as of December 31, 1996, the Company had a capital loss carryforward, which will expire in the years 1996 to 2000, of approximately $26,900 to offset future capital gains, if any, from the sale of the Company's capital assets.

  As of December 31, 1996, the Company had an Investment Tax Credit carryforward which will expire in the years 1997 to 2000, of approximately $77,000 available to offset future federal income taxes.

NOTE N.  COMMITMENTS AND CONTINGENCIES

UNFUNDED LOAN COMMITMENTS

  Unfunded loan commitments for December 31, 1996 and 1995 were approximately $11.2 million and $8.0 million, respectively, consisting primarily of home equity lines of credit secured by real estate. There were no standby letters of credit for the years ended December 31, 1996 and 1995.

  The breakdown of such loan commitments is as follows:

(in thousands)                                      1996     1995
------------------------------------------------------------------
Real estate:
 Commitments to originate residential mortgages    $ 1,150  $  174
 Commitments to originate commercial mortgages       1,400       -
Unadvanced portions of construction loans              990       -
Commercial lines of credit (unused)                    837     191
Consumer lines of credit (unused)                    6,849   7,649
                                                   -------  ------
Total                                              $11,226  $8,014
                                                   =======  ======

  Loan commitments include unfunded portions of real estate, construction and other loans and unused lines of credit. Loan commitments are subject to the same credit policies as loans and generally have expiration dates and termination clauses.

                         NOTES TO FINANCIAL STATEMENTS



LEASE OBLIGATION

  The Company currently leases two of its seven branches and has a ground lease relating to a third branch under terms of operations leases which include renewal options ranging from one to five years. Rental expense totaled approximately $77,000, $75,000 and $163,000 for the three years ended December 31, 1996, 1995 and 1994, respectively.

  Approximate minimum lease payments over the remaining term of the leases at December 31, 1996 are as follows:

(in thousands)                           December 31,
-----------------------------------------------------
                       1997                       $71
                       1998                        71
                       1999                        74
                       2000                        78
                       2001                         5
                                                 ----
                                                 $299
                                                 ====

LITIGATION

  As of December 31, 1996, there were various claims and lawsuits pending against the Company incidental to the ordinary course of business. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial position or results of operations.

NOTE O. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

CONCENTRATION OF COMMERCIAL REAL ESTATE ASSETS

  At December 31, 1996, the Bank had approximately $49.7 million of commercial real estate mortgage loans, representing 50.4% of total loans at such date, comprised primarily of loans secured by apartment buildings, mixed use commercial buildings, office buildings and other income producing properties. The Bank's concentration of commercial real estate assets (representing commercial real estate loans and real estate owned) was 34.6% and 37.4% of total assets at December 31, 1996 and 1995, respectively. At December 31, 1996, the Bank also had approximately $2.0 million of commercial business loans.

  Banks with loans concentrated in commercial real estate are likely to be adversely affected by problems in the real estate market or the economy in general. Commercial real estate lending involves significant additional risks as compared to one-to-four family residential mortgage lending, and typically accounts for a disproportionate share of charge-offs, delinquent loans and real estate owned through foreclosure or by deed in lieu of foreclosure. Such lending generally involves larger loan balances (to a single borrower or groups of related borrowers) than is involved with residential and other types of consumer lending, and is more susceptible to adverse future developments. If the cash flow from income producing property securing real estate loans is reduced (for example, because leases are not obtained or renewed, or lease rates decline), the borrower's ability to repay these loans may be materially impaired. These risks can be significantly affected by considerations of supply and demand in the market and by general economic conditions. Management does not expect either a significant increase or decrease in the foreseeable future in the level of commercial real estate assets as a percentage of total assets. The Bank's primary focus with respect to loan portfolio growth is expected to come from various residential lending programs and commercial and industrial lending.

                         NOTES TO FINANCIAL STATEMENTS



NOTE P.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

  The estimated fair values of the Company's financial instruments as determined under SFAS No. 107 are as follows:

                                            December 31, 1996
                                            ------------------
                                              Book      Fair
(in thousands)                               Value     Value
--------------------------------------------------------------
Financial Assets:
  Cash and cash equivalents (1)             $ 11,453  $ 11,453
  Investment securities (2)
    Available for sale (at market value)      16,890    16,890
    Held-to-maturity                           9,802     9,710
  Federal Home Loan Bank stock                 1,315     1,315
  Loans held for sale                          1,490     1,490
  Loans, net of allowance (3)                 95,849    97,284

Financial Liabilities:
  Deposits (4)                              $115,085  $112,373
  Borrowings (5)                              19,000    18,810

(1) The carrying amount of cash and cash equivalents approximates fair value due to their short maturity.
(2) The fair value of investment securities is based on quoted market prices, if available. If prices are not available, quotes for similar instruments and/or information supplied to management is used.
(3) The fair market value for fixed and adjustable rate loans was estimated using the discounted cash flow analysis. Variable rate loans are considered to be at fair value, since such loans change directly with the market rates. The estimated fair values of nonperforming loans are calculated by using book value less the specific amount of allocated reserve from the allowance for loan losses.
(4) For deposit liabilities with no defined maturities, the fair value is the amount payable on demand. Term deposits were estimated using the discounted cash flow analysis.
(5) The fair value for FHLB borrowings and the Savings Bank Notes was estimated using the discounted cash flow analysis.

NOTE Q. OPERATING EXPENSES

   Included in operating expenses are:

                                            Year Ended December 31,
                                         ------------------------------
(in thousands)                           1996         1995         1994
-----------------------------------------------------------------------
Data processing                           $  421     $  530    $  534
Equipment                                    295        340       338
FDIC insurance                                37        190       406
Insurance-general                            180        168       268
Office                                       315        273       258
Legal                                        182        282       676
Advertising                                  291        112        30
Other                                        770        711       653
                                           -----     ------    ------
                                           $2,491     $2,606    $3,163
                                           ======     ======    ======


                         NOTES TO FINANCIAL STATEMENTS


NOTE R. FIRST COASTAL CORPORATION (PARENT COMPANY ONLY) FINANCIAL INFORMATION

BALANCE SHEETS

                                                                                                      December 31,
                                                                                                  -------------------
(in thousands)                                                                                    1996         1995
---------------------------------------------------------------------------------------------------------------------
Assets
Cash                                                                                              $   261     $    99
Investment in subsidiaries                                                                         14,173      13,334
Fixed assets                                                                                            -           8
Deferred tax asset                                                                                  2,850           -
Other assets                                                                                          164           -
                                                                                                  -------     -------
   Total assets                                                                                   $17,448     $13,441
                                                                                                  =======     =======

Liabilities
FDIC Note                                                                                               -     $ 9,000
Savings Bank Notes                                                                                $ 4,000           -
Other liabilities                                                                                      60         444
Stockholders' equity                                                                               13,388       3,997
                                                                                                  -------     -------
   Total liabilities and stockholders' equity                                                     $17,448     $13,441
                                                                                                  =======     =======

STATEMENTS OF OPERATIONS


                                                                                                      Year Ended December 31,
                                                                                                   ------------------------------
(in thousands)                                                                                     1996         1995         1994
----------------------------------------------------------------------------------------------------------------------------------
Dividends                                                                                          $3,400       $200         $175
Interest Income                                                                                         7          4            6
                                                                                                   ------       ----         ----
                                                                                                    3,407        204          181
                                                                                                   ------       ----         ----
Interest Expense:
 FDIC Note                                                                                            335        419            -
 Savings Bank Notes                                                                                   190          -            -
                                                                                                   ------       ----         ----
                                                                                                      525        419            -
                                                                                                   ------       ----         ----
Net Interest Income (loss)                                                                          2,882       (215)         181

Operating Expenses:
 Salary and benefits                                                                                    5          -            -
 Stockholder relations                                                                                117         76           59
 Professional fees                                                                                    177        293          156
 Other                                                                                                  3         14            -
                                                                                                   ------     ------      -------
                                                                                                      302        383          215
Income (loss) before income tax, equity in undistributed
 net income of subsidiaries and extraordinary item                                                  2,580       (598)         (34)
Income tax benefit                                                                                 (2,850)         -            -
Equity in undistributed net income of  subsidiaries                                                   955      2,258          132
                                                                                                   ------     ------      -------
Income before Extraordinary Item                                                                    6,385      1,660           98
Extraordinary Item - Charge to earnings as a result
 of the settlement of the cross guaranty claim                                                          -          -        9,000
                                                                                                   ------     ------      -------
Net Income (loss)                                                                                  $6,385     $1,660      $(8,902)
                                                                                                   ======     ======      =======



                         NOTES TO FINANCIAL STATEMENTS



STATEMENTS OF CASH FLOWS


                                                                                              Year Ended December 31,
                                                                                          -----------------------------------
(in thousands)                                                                              1996          1995          1994
------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
Net income (loss)                                                                         $  6,385      $  1,660    $  (8,902)
   Charge to earnings as a result of the
     settlement of the cross guaranty claim                                                                    -        9,000
   Increase (decrease) in interest payable                                                    (419)          419            -
   Net change in other assets                                                               (2,853)            6          384
   Net change in other liabilities                                                              35           (18)         (72)
   Equity in undistributed earnings of subsidiaries                                           (955)       (2,258)        (132)
                                                                                          --------      --------    ---------
Net cash provided (used) by operating activities                                             2,193          (191)         278

Financing Activities:
   Proceeds from issuance of Savings Bank Notes                                              4,000             -            -
   Payment on borrowings                                                                    (9,000)            -            -
   Finance cost associated with Savings Bank Notes                                            (116)            -            -
   Net proceeds from sale of common stock                                                    3,085             -            -
                                                                                          --------      --------    ---------
Net cash used by financing activities                                                       (2,031)            -            -
                                                                                          --------      --------    ---------
Increase (decrease) in cash and cash equivalents                                               162          (191)         278
Cash and cash equivalents at beginning of year                                                  99           290           12
                                                                                          --------      --------    ---------
Cash and cash equivalents at end of year                                                  $    261      $     99    $     290
                                                                                          ========      ========    =========
Supplemental Disclosures of Information
   Interest paid on borrowings                                                            $    944             -            -

Non-Cash Investing and Financing Activities
   FDIC Note                                                                                     -             -    $   9,000
   Change in unrealized holding gains (losses) on investment
     securities available for sale                                                        $   (117)     $    323         (285)
   Issuance of restricted stock                                                                 38             -            -


See Note J for restrictions on the payment of dividends by Subsidiary to the Company.

                         NOTES TO FINANCIAL STATEMENTS


NOTE S. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)


                                                                                                  Quarter Ended,
                                                                                  ------------------------------------------------

(in thousands, except per share information)                                        3/31       6/30         9/30        12/31
----------------------------------------------------------------------------------------------------------------------------------
1996
----
Interest income                                                                    $  3,003   $  2,792    $    2,753    $    2,783
Interest expense                                                                      1,492      1,424         1,360         1,377
                                                                                   --------   --------    ----------    ----------
Net interest income                                                                   1,511      1,368         1,393         1,406
Provision for loan losses                                                                 -          -             -             -
Noninterest income                                                                      132        498           144           171
Securities and loan sales gains (losses)                                                 (1)        15            19            12
Operating expense                                                                     1,305      1,325         1,298         1,214
                                                                                   --------   --------    ----------    ----------
Income before income taxes                                                              337        556           258           375
Income tax benefit                                                                        -          -           (48)       (4,811)
                                                                                   --------   --------    ----------    ----------
Net income                                                                         $    337   $    556    $      306    $    5,186
                                                                                   ========   ========    ==========    ==========
Weighted average shares outstanding                                                 600,361    600,361     1,160,252     1,357,861
Earnings per share                                                                 $    .56   $    .93    $      .26    $     3.82
                                                                                   ========   ========    ==========    ==========

1995
----
Interest income                                                                    $  2,917   $  2,935    $    2,942    $    2,913
Interest expense                                                                      1,399      1,458         1,492         1,501
                                                                                   --------   --------    ----------    ----------
Net interest income                                                                   1,518      1,477         1,450         1,412
Provision for loan losses                                                               100         75            75          (675)
Noninterest income                                                                      168        137           125           129
Securities and loan sales gains                                                           -          2             3             8
Operating expense                                                                     1,361      1,327         1,210         1,296
                                                                                   --------   --------    ----------    ----------
Income before income taxes                                                              225        214           293           928
Income tax                                                                                -          -             -             -
Net income                                                                         $    225   $    214    $      293    $      928
                                                                                   ========   ========    ==========    ==========

Weighted average shares outstanding                                                 600,361    600,361       600,361       600,361
Earnings per share                                                                 $    .37   $    .36    $      .49    $     1.55
                                                                                   ========   ========    ==========    ==========

CORPORATE AND STOCHOLDER INFORMATION


FIRST COASTAL CORPORATION

DIRECTORS

NORMAND E. SIMARD
Chairman of the Board
First Coastal Corporation and
Coastal Savings Bank
President
York County Biscuit Company

GREGORY T. CASWELL
President and Chief Executive Officer
First Coastal Corporation and
Coastal Savings Bank

DENNIS D. BYRD
Treasurer
First Coastal Corporation
Executive Vice President, Chief Financial Officer and Treasurer
Coastal Savings Bank

DAVID B. HAWKES
Business Consultant/Owner
Cloudhawke, Inc.

ROGER E. KLEIN
President
Interest Rate Futures Research Corporation
Investment Advisor

EDWARD K. SIMENSKY
President
Simensky & Thomson
Accountants

CHARLES A. STEWART III
Treasurer
M.C.S. Enterprises
Real Estate Investment


OFFICERS

GREGORY T. CASWELL
President and Chief Executive Officer
DENNIS D. BYRD
Treasurer
PATRICIA J. BRIAND
Secretary
--------------------------------------------------------------------------------
COASTAL SAVINGS BANK

CORPORATE OFFICE

COASTAL SAVINGS BANK
Colonel Westbrook Executive Park
36 Thomas Drive
Westbrook, ME 04092
(207) 774-5000

DIRECTORS

Normand E. Simard, Chairman of the Board
DENNIS D. BYRD
GREGORY T. CASWELL
DAVID B. HAWKES
ROGER E. KLEIN
EDWARD K. SIMENSKY
Charles A. Stewart III

OFFICERS

GREGORY T. CASWELL
President and Chief Executive Officer
DENNIS D. BYRD
Executive Vice President, Chief Financial Officer and Treasurer
ROBERT S. BLACKWOOD, JR.
Senior Vice President, Commercial Lending
KEVIN G. CLOUTIER
Vice President and Controller
EUGENE R. MCKENNA
Vice President, Commercial Lending
KEVIN R. MEYER
Vice President, Commercial Lending
JANET S. ROSS
Vice President, Commercial Lending
VENITA M. WEATHERBIE
Vice President, Human Resources
KIRT T. BELL
AVP, Mortgage Services Manager
STEPHEN D. LOVEJOY
AVP, Business Development/Branch Mgr.
DEBRA J. MCPHAIL
AVP, Deposit Operations/Security
LAURIE L. MOONEY
AVP, Branch Manager
MAUREEN E. PRIDE
AVP, Branch Manager
PATRICIA J. BRIAND
Secretary

BRANCH OFFICES

83 Maine Street
Brunswick, ME 04011
STEPHEN D. LOVEJOY, MANAGER
14 Gurnett Road
Brunswick, ME 04011
MAUREEN E. PRIDE, MANAGER
47 Topsham Fair Mall Road
Topsham, ME 04086
STACEY L. PRITCHARD, MANAGER
165 Main Street
Freeport, ME 04032
JOHN G. LANCASTER, MANAGER
36 Thomas Drive
Westbrook, ME 04092
DEBRA J. MCPHAIL, AVP
32 Saco Valley Shopping Center
Saco, ME 04072
LAURIE L. MOONEY, MANAGER
Shoppers Village Plaza, Route 1
Kennebunk, ME 04043
LISA A. ST. LAWRENCE, MANAGER

CORPORATE AND STOCKHOLDER INFORMATION

STOCKHOLDER INFORMATION

CORPORATE HEADQUARTERS

FIRST COASTAL CORPORATION
Colonel Westbrook Executive Park
36 Thomas Drive
Westbrook, ME 04092
(207) 774-5000

Annual Meeting

The 1997 Annual Meeting of the Stockholders of First Coastal Corporation will be held at 10:00 a.m. on Wednesday, May 21, 1997 at the Holiday Inn By The Bay, 88 Spring Street, Portland, Maine.

Stock Listing
First Coastal Corporation stock is listed on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol "FCME".

Transfer Agent/Registrar
ChaseMellon Financial Services
111 Founders Plaza, Suite 1100r
East Hartford, CT 06108

Independent Accountants
Coopers & Lybrand L.L.P.
130 Middle Street
Portland, ME 04104

Legal Counsel
Bernstein Shur Sawyer & Nelson
100 Middle Street
Portland, ME 04104
Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington,  D.C. 20004

Form 10-K

The Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request. Requests should be addressed to: Investor Relations, First Coastal Corporation, 36 Thomas Drive, Westbrook, ME 04092.