Form 10-K, Exhibit 13
period 1997-12-31
FIRST COASTAL CORP
filed 1998-03-30
CIK 802763

                                                                      EXHIBIT 13

FIRST COASTAL CORPORATION



1997


ANNUAL


REPORT



INCLUDING ITS SUBSIDIARY
COASTAL BANK

------------------------------------------------------
 Letter to Stockholders                             1

 Selected Consolidated Financial Data               4

 Management's Discussion and Analysis of
   Financial Condition and Results of Operations    6

 Market for Registrant's Common Equity
   and Related Stockholder Matters                 29

 Report of Independent Accountants                 30

 Consolidated Financial Statements                 31

 Notes to Consolidated Financial Statements        35

 Corporate and Stockholder Information             56
------------------------------------------------------

PRESIDENT'S LETTER

[PHOTO]

TO OUR STOCKHOLDERS:

ACCOMPLISHMENTS IN 1997...

We are pleased to report that 1997 was a year of significant accomplishment for First Coastal Corporation ("First Coastal" or the "Company"). In particular, progress was made in the areas of improved core earnings, asset quality and positioning the Company for profitable growth.

Net income equaled $1.3 million, or $.91 per share fully diluted. Pre-tax earnings, adjusted for loan and security gains, the 1996 recapitalization expenses and the 1996 sale of the Kezar Falls branch, were $286,000 higher in 1997 than 1996.

As a result of a significant increase in loan originations, total loans outstanding increased $5.6 million (or 5.9%). This was the first increase in loan outstandings since the late 1980's. The bulk of the increase in loan balances was distributed between commercial and industrial loans ($2.1 million) and residential mortgage loans ($2.3 million). We are particularly pleased with the progress we are making with regard to increasing commercial loan volume. We have developed a strong commercial banking team and believe there is significant potential for growth in this area.

Asset quality exhibited significant further improvement in 1997. The level of nonperforming assets declined 69% during the year, from $2.6 million to $0.8 million. We have come a long way since July 31, 1992, when nonperforming assets peaked at $29.2 million. There was also further significant improvement in the area of potential problem loans which declined 39.3%, from $6.1 million to $3.7 million. For the first time since First Coastal commenced its long climb from its distressed financial position of the early 1990's, asset quality is no longer a pressing issue.

For the third year in a row the Company experienced no provision expense and for the second year in a row loan charge-offs were almost exactly offset by loan loss recoveries. As a result, despite a three year absence of provision expense, for three years the allowance for loan losses has remained essentially unchanged, at $2.7 million (2.6% of total loans at December 31, 1997). While this is a positive development, and management believes that the level of the allowance is adequate at the present time, loan loss recoveries of the amounts experienced in recent years are unlikely to continue and the need for provision expense, enhanced by expected loan growth or the possibility of a weaker future economy or real estate market, will at some point necessitate the return of provision expense.

In February 1998, First Coastal's Board of Directors adopted a Stockholders Rights Plan to assist the Board in protecting the rights and investment of First Coastal stockholders. The plan is designed to protect the rights of all stockholders against potential acquirors who may seek to take advantage of First Coastal and its stockholders through coercive or unfair tactics aimed at gaining control of First Coastal without paying all shareholders a full and fair price.

1998 AND BEYOND...

Perhaps the most significant accomplishment of 1997 was the development of a long term strategic plan. This was a lengthy, comprehensive process through which management explored a number of alternatives for positioning Coastal Bank as a growing, increasingly profitable provider of financial services within its chosen markets. The strategic plan has resulted in the identification of an overall strategic focus and supporting initiatives we feel have great potential. The essence of this plan can be summarized as follows:

COASTAL BUSINESS BANK - The Bank's market area, in particular the Greater Portland market, is dominated by three large banks. Businesses seeking personal, customer focused relationships with smaller banking companies have limited alternatives, far fewer than years past. As a result of our strengths in this area, in particular our strong team of commercial lending and deposit professionals, we believe we can compete successfully against these banks and others, providing customers with a responsive, local choice for commercial banking services. Unlike many sectors of the retail financial services industry which have become more commodity-like and transaction oriented, successful commercial banking continues to remain heavily reliant upon customer service and the development and maintenance of reliable business relationships. We have committed ourselves to becoming the bank of choice for certain business customer segments in our market. Coastal Business Bank is a division of Coastal Bank, though not a separate legal entity. The name Coastal Business Bank is symbolic of Coastal Bank's strong emphasis on commercial banking, and will be utilized in conjunction with commercial banking marketing materials such as the downtown branch signage, business cards and letterhead utilized by Coastal's commercial banking professionals.

DOWNTOWN PORTLAND OFFICE - In support of our Coastal Business Bank initiative, in late March we opened a new branch in downtown Portland, at 120 Exchange
Street.   Though officially a full-service branch, the primary focus of this office is the attraction of new commercial banking customers. Centrally located to the downtown shopping, legal and financial services district, this facility is staffed with experienced commercial lenders and deposit services professionals, and provides drive-thru, night deposit and ATM services. With large banks holding a substantial portion of Greater Portland area deposits, and the elimination through merger of one of two other Portland-based community bank alternatives, we feel the branch will be well received and provide a critical launch point for the Coastal Business Bank initiative.

ENHANCED COMMERCIAL DEPOSIT PRODUCTS - In part to support the Coastal Business Bank commercial banking strategic thrust, but more importantly to take advantage of a market opportunity to increase the Bank's core commercial deposit levels, growth of commercial deposit balances will be a significant focus of the Company beginning in the second quarter of 1998. We have redesigned and enhanced the Bank's commercial checking and cash management products to better suit the needs of business customers. We feel these products offer customers certain advantages with regard to pricing and ease of use, and believe they will be well received by the business community. During the second quarter we plan to initiate a significant marketing effort with regard to these products, particularly in the Greater Portland market.

COASTAL BUSINESS PC - Again in support of the business banking strategic initiative, early in the second quarter, 1998 we will be launching our new PC banking product. Designed for businesses, this state-of-the-art system utilizes web browser technology, as opposed to proprietary software requiring individual PC software installations, and provides access either through direct phone line connections or via the Internet. The software utilized is an Edify product, the same company chosen by Chase Manhattan for their planned PC banking product. We believe business customers will find Coastal Business PC easy to use and that this delivery system represents an efficient and effective means for business customers to do a significant portion of their banking. The ability to enable customers to transfer funds between their Coastal accounts and those held at other banks will allow business customers to bank with Coastal that previously found this impractical due to our lack of a comprehensive branch system. Perhaps most importantly, Coastal Business PC will be supported through superior, local service, taking advantage of Coastal's local technological and deposit operations expertise.

ENHANCEMENT OF EXISTING BRANCH AND RETAIL CUSTOMER BASE - While the High Performance Checking program generated a large number of new retail checking account customers, it did not generate the growth in retail deposits that was anticipated. We have identified two new initiatives we believe can produce retail deposit growth and expand overall retail deposit and loan relationships. In late March, 1998 we launched High Rise Savings, a high interest, tiered statement savings product. We believe this product will bring new customers to the bank, broaden existing banking relationships, help retain existing customers and generate cost-effective growth in core deposit levels. In addition, in 1997 the Bank purchased Harland Max-Sell software which provides the Bank with the ability to target market its existing customers, by mail or by phone, utilizing demographic data, likely lifestyle profiles and the extent of their existing Coastal relationship. We have plans to utilize this capability to expand and deepen the banking relationships we have with our existing and newly acquired customers.

IN CLOSING...

While the economic outlook for the Bank's market area remains good, the current economic recovery has been ongoing for some time and we are mindful that conditions could worsen. Also, over the past year we have seen a marked increase in competition among financial institutions in our market, particularly for loan volume. These competitive pressures could have the effect of lower margins or lower loan volume for the Bank than is currently anticipated. There is some anecdotal evidence that, as a result of intense competition, banks are feeling pressured to reduce margins. Regardless of competitive pressures, First Coastal will continue to focus upon maintaining sound asset quality standards. Though competition for loans could result in less loan volume than is currently contemplated, we feel the various business development initiatives underway will allow us to develop increased levels of loan volume at satisfactory margins, without sacrificing credit quality.

We have many reasons to be excited about our prospects for the future. We believe that the strategic direction identified and strategic initiatives underway provide us with exceptional opportunities for long term, profitable growth, as well as the opportunity to emerge as a well known, relevant provider of banking services in our market. This is particularly true with regard to commercial banking services. Though the costs connected with these initiatives could have a dampening effect in 1998, we do not expect the implementation costs associated with these initiatives to have a significant adverse impact on earnings.

In many ways 1998 promises to be the most exciting year in memory. We have an exceptional team of banking professionals that are hard at work implementing an exciting and promising business plan. We believe we will continue to make worthwhile the exceptional support we have received from our stockholders, our employees, our customers and the Board of Directors.



Gregory T. Caswell
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA.

SELECTED CONSOLIDATED FINANCIAL DATA OF FIRST COASTAL CORPORATION

The following table sets forth, in summary form, certain selected financial data of First Coastal Corporation (the "Company") as of and for each of the five years in the period ended December 31, 1997.

                                                                              Year Ended December 31,
                                                             ----------------------------------------------------------
(dollars in thousands, except share and per share data)         1997        1996        1995        1994        1993
-----------------------------------------------------------------------------------------------------------------------
STATEMENT OF OPERATIONS DATA:
Interest income                                              $   11,894   $ 11,331    $ 11,707    $ 11,780    $ 12,748
Interest expense /(1)/                                            5,876      5,653       5,850       5,726       7,254
                                                             ----------   --------    --------    --------    --------
Net interest income                                               6,018      5,678       5,857       6,054       5,494
Provision for loan losses                                             -          -        (425)        107         (30)
                                                             ----------   --------    --------    --------    --------
Net interest income
 after provision for loan losses                                  6,018      5,678       6,282       5,947       5,524
Investment securities/loan gains                                    370         45          13          30         705
Noninterest income /(2)/                                            620        945         559         399         717
Operating expenses /(3)/                                          5,067      5,142       5,194       6,278       6,158
Income tax expense (benefit) /(4)/                                  679     (4,859)          -           -          (4)
                                                             ----------   --------    --------    --------    --------
Income before minority
 interest and extraordinary item                                  1,262      6,385       1,660          98         792
Minority interest in net income                                       -          -           -           -          44
                                                             ----------   --------    --------    --------    --------
Income before Extraordinary Item                                  1,262      6,385       1,660          98         748
Extraordinary Item -
 Charge to earnings as a result of the
 settlement of the cross guaranty claim /(5)/                         -          -           -       9,000           -
                                                             ----------   --------    --------    --------    --------
Net income (loss)                                            $    1,262   $  6,385    $  1,660    $ (8,902)   $    748
                                                             ==========   ========    ========    ========    ========

EARNINGS PER SHARE BEFORE EXTRAORDINARY ITEM:
Basic earnings per share data:
 Weighted average shares outstanding                          1,358,730    933,578     600,361     600,361     600,361
 Net income                                                  $      .93   $   6.84    $   2.77    $    .16    $   1.25
Diluted earnings per share data:
 Weighted average shares outstanding                          1,391,272    940,480     600,361     600,361     600,361
 Net income                                                  $      .91   $   6.79    $   2.77    $    .16    $   1.25

EARNINGS PER SHARE AFTER EXTRAORDINARY ITEM:
Basic earnings per share data:
 Weighted average shares outstanding                          1,358,730    933,578     600,361     600,361     600,361
 Net income (loss)                                           $      .93   $   6.84    $   2.77    $ (14.83)   $   1.25
Diluted earnings per share data:
 Weighted average shares outstanding                          1,391,272    940,480     600,361     600,361     600,361
 Net income (loss)                                           $      .91   $   6.79    $   2.77    $ (14.83)   $   1.25

There were no cash dividends declared during the year ended December 31, 1993 through the year ended December 31, 1997.

/(1)/ The 1997, 1996 and 1995 interest expense includes $477,000, $525,000 and
      $419,000, respectively, in interest expense associated with the notes payable, representing interest due on (i) the promissory note in the principal amount of $9.0 million issued to the FDIC in connection with the 1995 settlement of the FDIC's cross guaranty claim against its subsidiary Coastal Bank, and paid in full on July 24, 1996, and (ii) the promissory notes in the aggregate principal amount of $4.0 million issued to a group of four Maine savings banks in connection with the recapitalization of the Company in July 1996.
/(2)/ In 1996, Coastal Bank sold its branch in Kezar Falls, Maine and recognized a net gain of $366,000.
/(3)/ In 1995 and 1994, the Company incurred approximately $0.3 million and $0.8 million, respectively, of legal and other professional fees associated with the settlement of the FDIC's cross guaranty claim against Coastal Bank.
/(4)/ The 1996 results include a $4.8 million tax benefit resulting from a reduction in the Company's valuation allowance against its deferred tax asset. See Note M to the Company's Consolidated Financial Statements.
/(5)/ The 1994 results reflect a $9.0 million extraordinary charge to earnings as a result of the issuance by the Company of the promissory note in the principal amount of $9.0 million in settlement of the FDIC's cross guaranty claim against Coastal Bank.

                                                           December 31,
                                     ---------------------------------------------------------
(dollars in thousands)                 1997        1996        1995        1994        1993
----------------------------------------------------------------------------------------------
BALANCE SHEET DATA:
Total assets                         $146,400    $147,734    $145,453    $154,212    $170,819
Investment securities                  22,887      26,692      19,712      16,746       1,036
Assets held for sale                    3,565       1,490         281         185       3,421
Loans, net of fees                    104,165      98,515     100,528     109,625     123,468
Allowance for loan losses               2,665       2,666       2,659       4,042       3,642
Nonperforming assets                      818       2,623       7,517       9,006      11,627
Deposits /(1)/                        114,991     115,085     125,665     130,037     140,587
Borrowings                             13,294      15,000       6,000      12,612      18,108
Notes payable /(2)/                     3,000       4,000       9,000       9,000           -
Stockholders' equity                   14,808      13,388       3,997       2,014       9,878

FINANCIAL RATIOS:
Net interest rate spread                 3.98%       4.12%       4.13%       3.79%       3.26%
Net interest rate margin                 4.32        4.28        4.19        3.97        3.31
Return on average assets before
  extraordinary item                      .84        4.57        1.14         .06         .41
Return on average  assets                 .84        4.57        1.14       (5.48)        .41
Return on average equity before
  extraordinary item                     8.72      102.60       58.20         .92        7.63
Return on average equity                 8.72      102.60       58.20      (83.78)       7.63
Equity to assets                        10.11        9.06        2.75        1.31        5.78
Dividend payout ratio                      --          --          --          --          --
Tier 1 leverage capital                  7.71        6.62        2.74        1.41        5.63
Total risk-based capital                13.29       11.54        5.54        3.46        9.69

/(1)/ The sale of the Bank's Kezar Falls, Maine branch in April 1996 included deposits totaling $9.9 million.
/(2)/ Notes payable consists of the FDIC Note and the Savings Bank Notes.

The 1996 financial results reflect the completion of the Company's recapitalization plan, whereby the Company repaid in full its obligation to the FDIC in the amount of $9.7 million ($9.0 million principal amount plus accrued interest) arising from the 1995 settlement of the FDIC's cross guaranty claim against its subsidiary, Coastal Bank (the "Bank"). The recapitalization plan included (i) the sale of 750,000 shares of the Company's common stock at $5.00 per share, (ii) a dividend in the amount of $3.2 million from the Bank to the Company; and (iii) the borrowing of $4.0 million from a group of four Maine savings banks. For further information, see Note B to the Company's Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

First Coastal Corporation (the "Company"), a Delaware corporation, is a bank holding company whose sole operating subsidiary is Coastal Bank (the "Bank"), a Maine chartered savings bank headquartered in Westbrook, Maine. The Bank was formed in 1981 through the consolidation of Brunswick Savings Institution and York County Savings Bank, which were organized in 1858 and 1860, respectively. The Company has no separate operations and its business consists of the business of the Bank. The principal business of the Bank consists of retail and commercial banking, including attracting deposits from the general public and originating residential mortgage, consumer, commercial and small business loans. The Bank conducts its business from eight offices in the counties of Cumberland, Sagadahoc and York. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the limits provided by law.

This Annual Report, including statements made in this Management's Discussion and Analysis of Financial Condition and Results of Operations, may include "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements with regard to the Company's expectations as to its financial results and other aspects of its business, as well as general economic conditions, may constitute forward-looking statements. Although the Company makes such statements based on assumptions which it believes to be reasonable, there can be no assurance that actual results will not differ materially from the Company's expectations. Accordingly, the Company hereby identifies the following important factors, among others, which could cause results to differ from any results which might be projected, forecasted or estimated based on such forward-looking statements: (i) general economic and competitive conditions in the markets in which the Company operates, and the risks inherent in its operations, (ii) the Company's ability to continue to control its provision for loan losses, noninterest expense, increase earning assets and noninterest income, and maintain its margin, and (iii) the level of demand for new and existing products. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company does not intend to update forward-looking statements.

SIGNIFICANT EVENTS

SATISFACTION OF THE CROSS GUARANTY SETTLEMENT OBLIGATION TO FDIC;
RECAPITALIZATION AND ISSUANCE OF COMMON STOCK

On July 24, 1996, the Company completed its recapitalization plan, whereby the Company repaid in full its promissory note obligation (the "FDIC Note") to the FDIC in the amount of $9.7 million ($9.0 million loan principal plus accrued interest) incurred as a result of the January 1995 settlement of the cross guaranty claim against the Bank. The cross guaranty claim was the result of the September 1991 failure of Suffield Bank. The funds utilized to repay the FDIC Note came from (i) the sale of 750,000 shares of the Company's common stock by means of a registered public offering; (ii) the borrowing of $4.0 million from a group of four Maine savings banks (the "Savings Banks") pursuant to which the Company issued promissory notes in the aggregate principal amount of $4.0 million (the "Savings Bank Notes") which mature on December 31, 2001, secured by the pledge by the Company of 100% of the outstanding common stock of the Bank.

RESULTS OF OPERATIONS

COMPARISON OF YEAR ENDED DECEMBER 31, 1997 TO YEAR ENDED DECEMBER 31, 1996

OVERVIEW

The Company reported net income of $1.3 million (basic earnings per share of $.93) for the year ended December 31, 1997, compared to net income of $6.4 million (basic earnings per share of $6.84) for the year ended December 31, 1996. The results for 1997 include securities and loan sales gains of $370,000 as compared to $45,000 for 1996. Income tax expense for the year ended December 31, 1997 equaled $679,000 versus an income tax benefit of $4,859,000 for the year ended December 31, 1996. Additionally, the earnings for 1996 included a $366,000 gain in the second quarter as a result of the sale of the Bank's branch in Kezar Falls, Maine and $170,000 in expenses related to the Company's July 1996 recapitalization. The Company incurred no provision for loan losses expense for the years ended December 31, 1997 and 1996.

NET INTEREST INCOME

Net interest income equaled $6.0 million and $5.7 million for the years ended December 31, 1997 and 1996, respectively. Changes in net interest income are caused by interest rate movements, changes in the amount and the mix of interest-earning assets and interest-bearing liabilities, and changes in the level of noninterest-earning assets and noninterest-bearing liabilities.

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

                                                                      Year Ended December 31,
                                  ---------------------------------------------------------------------------------------------
                                                1997                             1996                           1995
                                  ------------------------------    ----------------------------    ---------------------------
                                   Average               Yield/     Average               Yield/    Average              Yield/
(in thousands)                     Balance    Interest    Rate      Balance    Interest    Rate     Balance   Interest    Rate
-------------------------------------------------------------------------------------------------------------------------------
ASSETS:
Loans /(1)(2)/                     $103,678    $ 9,651     9.31%    $ 98,223   $ 9,226     9.39%    $106,114  $ 9,662    9.11%
Investments
 Available for sale /(3)/            19,305      1,256     6.51       13,350       834     6.25        9,782      606    6.20
 Held to maturity                     7,774        512     6.58       11,470       759     6.62        7,917      494    6.24
Interest earning deposits             8,550        475     5.56        9,559       512     5.36       15,889      945    5.95
                                   --------    -------              --------   -------              --------  -------
Total interest earning assets       139,307     11,894     8.54      132,602    11,331     8.55      139,702   11,707    8.38
Noninterest earning assets           10,799                            7,077                           6,444
                                   --------                         --------                        --------
Total assets                       $150,106                         $139,679                        $146,146
                                   ========                         ========                        ========

LIABILITIES:
Savings and checking               $ 53,028      1,391     2.62%    $ 53,430     1,396     2.61%    $ 60,159    1,644    2.73%
Other time deposits                  56,801      3,068     5.40       60,428     3,328     5.51       61,344    3,333    5.43
FHLB advances                        15,497        940     6.07        7,226       404     5.59        7,253      454    6.26
Notes payable /(4)/                   3,641        477    13.09        6,757       525     7.77        9,000      419    4.66
                                   --------    -------              --------   -------              --------  -------
Total interest bearing
 liabilities                        128,967      5,876     4.56      127,841     5,653     4.42      137,756    5,850    4.25
Noninterest bearing deposits          6,483                            5,323                           4,973
Noninterest bearing liabilities         189                              292                             565
Stockholders' equity                 14,467                            6,223                           2,852
                                   --------                          -------                        --------
Total liabilities and
 stockholders' equity              $150,106                         $139,679                        $146,146
                                   ========                         ========                        ========
Net interest income                            $ 6,018                         $ 5,678                         $ 5,857
                                               =======                         =======                         =======
Net interest rate spread /(5)/                             3.98%                           4.12%                         4.13%
Net interest margin /(6)/                                  4.32%                           4.28%                         4.19%

______________________________
/(1)/ For purposes of these computations, loans held for sale and nonaccrual loans are included in the average loan amounts outstanding.
/(2)/ Included in interest income on loans are loan fees of $195,000, $152,000 and $95,000 for the years ended December 31, 1997, 1996 and 1995, respectively.
/(3)/ Yields on available for sale securities are calculated based on historical cost.
/(4)/ Notes payable consists of the FDIC Note and the Savings Bank Notes.
/(5)/ Return on interest earning assets less cost of interest bearing liabilities.
/(6)/ Net interest income divided by average earning assets.

The table below sets forth certain information regarding changes in interest income and expense of the Company for the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to (i) changes in rates (change in rate multiplied by old volume), (ii) changes in volume (change in volume multiplied by old rate), and (iii) changes in rate/volume (change in rate multiplied by the changes in volume).

                                      Year Ended December 31, 1997                   Year Ended December 31, 1996
                                               Compared to                                    Compared to
                                      Year Ended December 31, 1996                   Year Ended December 31, 1995
                                 -----------------------------------           ----------------------------------------
                                    Increase (Decrease)                          Increase (Decrease)
                                           Due to                                      Due to
                                 ------------------------                      -----------------------
(in thousands)                        Rate       Volume       Total            Rate           Volume         Total
-----------------------------------------------------------------------------------------------------------------------
Interest income:
 Loans/(1)/                            $ (87)      $ 512      $ 425                  $283     $(719)        $(436)
 Investments available for
  sale                                    50         372        422                     7       221           228
 Investments held to maturity             (2)       (245)      (247)                   43       222           265
 Interest earning deposits                17         (54)       (37)                  (57)     (376)         (433)
                                       -----       -----      -----                  ----     -----         -----
 Total interest income                   (22)        585        563                   276      (652)         (376)
                                       -----       -----      -----                  ----     -----         -----

Interest expense:
 Savings and checking                      7         (11)        (4)                  (64)     (184)         (248)
 Other time deposits                     (61)       (200)      (261)                   45       (50)           (5)
 FHLB advances                            74         462        536                   (48)       (2)          (50)
 Notes payable                           194        (242)       (48)                  210      (104)          106
                                       -----       -----      -----                  ----     -----         -----
 Total interest expense                  214           9        223                   143      (340)         (197)
                                       -----       -----      -----                  ----     -----         -----
Net change in net interest
 income before provision for loan
  losses                               $(236)      $ 576      $ 340                  $133     $(312)        $(179)
                                       =====       =====      =====                  ====     =====         =====

/(1)/ For purposes of these computations, loans held for sale and nonaccrual loans are included in loans.

Overall, net interest income increased by $340,000 for the year ended December 31, 1997 compared to the year ended December 31, 1996. This increase is primarily attributable to an increase in the level of loan outstandings in 1997 as compared to 1996. The Company's net interest rate spread for December 31, 1997 decreased to 3.98% as compared to 4.12% for the year ended December 31, 1996. The net interest margin increased from 4.28% at December 31, 1996 to 4.32% at December 31, 1997. The decrease in the net interest rate spread is primarily the result of an increase in the Company's cost of funds, from 4.42% in 1996 to 4.56% in 1997, with this increase primarily attributable to increased borrowing from the Federal Home Loan Bank ("FHLB") of Boston and the higher rate of interest associated with the Savings Bank Notes.

Interest income for the year ended December 31, 1997 increased $563,000 as compared to the year ended December 31, 1996. The increase is primarily attributable to an increase in the level of loan outstandings in 1997 compared to 1996, partially offset by a decrease in the yield on loans from 9.39% at December 31, 1996 to 9.31% at December 31, 1997. As competitive pressures continue, the rates the Bank is able to charge for its loans may decline, thereby narrowing the spread received on interest earning assets as compared to interest bearing liabilities.

Interest expense for the year ended December 31, 1997 increased $223,000 as compared to the year ended December 31, 1996. The increase is primarily attributable to an increase of $536,000 in FHLB borrowing expense as a result of $9.0 million in advances taken in November of 1996. This increase was offset in part by a decline in deposit expense of $265,000, primarily the result of a decrease in both the balances outstanding and rates paid for certificates of deposits. As competitive pressures continue, the cost of funds to financial institutions may continue to rise, thereby narrowing the spread received on interest earning assets as compared to interest bearing liabilities.

PROVISION FOR LOAN LOSSES

There was no provision for loan losses for the years ended December 31, 1997 and 1996. The absence of a provision for loan losses in 1997 and 1996 is primarily attributable to the decline in nonperforming loans and potential problem loans and management's review of the portfolio and its determination of the adequacy of the allowance for loan losses (the "Allowance") at December 31, 1997.
Despite the absence of provision expense, the level of the Allowance remained essentially unchanged as charged-off loans of $339,000 and $289,000 for the years ended December 31, 1997 and 1996, respectively, were offset by recoveries totaling $338,000 and $296,000, for the same respective periods.

NONINTEREST INCOME

Noninterest income remained relatively unchanged, at $990,000 for the years ended December 31, 1997 and 1996. Other income for 1996 includes a $366,000 gain on the sale of the Bank's branch in Kezar Falls, Maine, while in 1997 noninterest income includes a $325,000 increase in gains on securities and loan sales as compared to 1996. In addition, deposit fee income increased $104,000 from 1996 to 1997, primarily attributable to the Bank's new deposit program which was implemented in April 1996. (The Bank terminated the deposit program as of December 31, 1997 and is currently in the process of developing a new relationship deposit program focused on building a higher level of accounts per individual. As a result, it is undetermined if the increase in deposit fee income experienced in 1997 will continue into 1998.) The increase in deposit fee income was partially offset by reduced fee income on loans serviced for others totaling $51,000 resulting from a reduction in the amount of off balance sheet loans serviced for others. This reduction in loans serviced for others is primarily attributable to the sale of $7.9 million of Maine State Housing Authority loans in the second quarter of 1997.

OPERATING EXPENSES

Operating expenses decreased $75,000, or 1.5%, for the year ended December 31, 1997 as compared to the year ended December 31, 1996, as described in more detail below:

                                                Year Ended December 31,
                                               ------------------------
(in thousands)                                     1997     1996
-----------------------------------------------------------------------
Salaries and benefits                            $2,367   $2,142
Occupancy                                           446      428
Net cost of operations of real estate owned          67       81
Data processing                                     239      421
Equipment                                           374      295
FDIC insurance                                       15       37
Insurance - general                                 141      180
Office/postage                                      296      315
Legal                                                65      182
Advertising                                         255      291
Other expenses                                      802      770
                                                 ------   ------
  Total Operating Expenses                       $5,067   $5,142
                                                 ======   ======

Overall, total operating expense declined by $75,000 for the year ended December 31, 1997 as compared to the year ended December 31, 1996. However, management anticipates an increase in operating expense for 1998, primarily as a result of the opening of the Bank's Portland branch and the introduction of its new PC business banking product (planned for early in the second quarter 1998), with the additional annual expense associated with these initiatives anticipated to equal $150,000 and $65,000, respectively. The variance in operating expenses for the year ended December 31, 1997 as compared to the year ended December 31, 1996 are attributable to several factors. The increase in salaries and benefits expense during 1997 was primarily due to changes in staffing levels, annual salary increases and an increase in pension expense of $75,000 resulting from the implementation of the Bank's 401(k) plan in August 1997 and costs incurred in connection with the termination of the Bank's defined benefit plan. Data processing expense decreased as a result of the conversion of the Bank's computer system from an out-sourced service bureau relationship to an in-house system. However, equipment expense increased in 1997 as a result of additional depreciation expense incurred as a result of the purchase of approximately $500,000 of hardware and software for the new in-house system in June of 1996. Legal costs were lower in 1997 as compared to 1996, with 1996 legal expense higher primarily due to the 1996 recapitalization.

INCOME TAX EXPENSE (BENEFIT)

The Company recognized an income tax benefit in 1996 of $4,859,000. Of this amount, $4,811,000 was attributable to a fourth quarter reduction in the amount of the valuation allowance previously established against the Company's deferred tax asset (established utilizing an effective tax rate of 34%). In addition, the Company received $48,000 in interest applicable to a 1992 carryback tax refund. For the year ended December 31, 1997, the Company incurred income tax expense of $679,000 and subsequently reduced its deferred tax asset by the same amount.

The deferred tax asset and offsetting valuation allowance as of September 30, 1996 and prior periods were principally the result of the Company's accumulation of net operating loss carryforwards. The deferred tax asset represents the estimated amount of future deductions for tax reporting purposes previously expensed for financial reporting purposes, and the estimated benefit from future income taxes the Company will not have to pay as a result of the net operating loss carryforwards. Prior to the fourth quarter of 1996, a 100% valuation allowance was maintained against the deferred tax asset as there were significant uncertainties regarding the Company's future and its ability to utilize its net operating loss carry forwards through sustained, profitable operations. Management believes that the completion of the July 1996 recapitalization, the payoff of the FDIC Note and the improved financial condition of the Company have reduced the uncertainties relating to the Company's ability to realize the benefits of the deferred tax asset. As a result, in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 109, the valuation allowance against the deferred tax asset was reduced by $4,811,000 in the fourth quarter of 1996.

In order to help maintain the benefit of the deferred tax asset, the Company amended its Restated Certificate of Incorporation in June 1996 to provide that absent approval by the Company's Board of Directors no person shall become or make an offer to become a beneficial owner of five percent or more of the Company's voting stock for a three year period, which provision expires June 11, 1999. For additional information relating to income taxes, refer to Note M to the Company's Consolidated Financial Statements.

COMPARISON OF YEAR ENDED DECEMBER 31, 1996 TO YEAR ENDED DECEMBER 31, 1995

OVERVIEW

The Company reported net income of $6.4 million for the year ended December 31, 1996, compared to net income of $1.7 million for the year ended December 31, 1995. The results for 1996 reflect an income tax benefit of $4.8 million recorded in the fourth quarter of 1996 which resulted from a reduction in the Company's valuation allowance on its deferred tax asset due to the improved financial condition of the Company, including the completion of the recapitalization. Additionally, the earnings for 1996 included a $366,000 gain in the second quarter as a result of the sale of the Bank's branch in Kezar Falls, Maine. For 1996, the Company incurred no provision for loan losses expense as compared to a negative provision for loan losses expense of $425,000 for 1995.

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

Interest income for the year ended December 31, 1996 declined $376,000 as compared to the year ended December 31, 1995. The decrease is primarily attributable to the reduced level of loan outstandings in 1996 compared to 1995, partially offset by an increase in the yield on loans from 9.11% at December 31, 1995 to 9.39% at December 31, 1996. During the first quarter of 1996, the Company experienced a significant reduction ($4.5 million) in loan outstandings resulting primarily from the prepayment of loans in advance of their scheduled maturity dates. However, from April 1, 1996 to December 31, 1996, the Company's loan outstandings increased $2.5 million. As competitive pressures continue, the rates the Bank is able to charge for its loans may decline, thereby narrowing the spread received on interest earning assets as compared to interest bearing liabilities.

Interest expense for the year ended December 31, 1996 declined $197,000 as compared to the year ended December 31, 1995. The decrease is primarily attributable to two factors: (i) the sale of the Bank's Kezar Falls, Maine branch in the second quarter of 1996 included approximately $9.3 million in interest bearing deposits, and (ii) the average cost of funds increased from 4.25% at December 31, 1995 to 4.42% at December 31, 1996. The increase in the cost of funds was attributable to an increased cost in notes payable and certificates of deposits.

PROVISION FOR LOAN LOSSES

There was no provision for loan losses for the year ended December 31, 1996, as compared to a negative provision for loan losses of $425,000 for the year ended December 31, 1995, which was largely the result of a $675,000 provision expense reversal in the fourth quarter of 1995. The absence of a provision for loan losses in 1996 is attributable to several factors: (i) the essentially unchanged level of the Allowance, both in dollars ($2.7 million at December 31, 1996 and 1995) and as a percentage of total loans (2.71% at December 31, 1996 as compared to 2.65% at December 31, 1995); (ii) the decline in nonperforming loans during the period from 1995 to 1996; and (iii) management's review of the portfolio and its determination of the adequacy of the Allowance as of December 31, 1996.

NONINTEREST INCOME

Noninterest income increased $418,000, or 73.08%, from $572,000 for the year ended December 31, 1995 to $990,000 for the year ended December 31, 1996. The primary reason for this increase was the $366,000 net gain on the sale of the Bank's Kezar Falls, Maine branch in April 1996. In addition, deposit fee income increased $105,000 from 1995 to 1996, primarily attributable to the Bank's new deposit program which was implemented in April 1996. These increases were partially offset by reduced fee income on loans serviced for others totaling $53,000 resulting from a reduction in the amount of off balance sheet loans serviced for others.

OPERATING EXPENSES

Operating expenses decreased $52,000, or 1% for the year ended December 31, 1996 as compared to the year ended December 31, 1995, as described in more detail below:

                                                           Year Ended December 31,
                                                        ------------------------------
(in thousands)                                              1996         1995
--------------------------------------------------------------------------------------
Salaries and benefits                                      $2,142       $2,092
Occupancy                                                     428          440
Net cost of operations of real estate owned                    81           56
Data processing                                               421          530
Equipment                                                     295          340
FDIC insurance                                                 37          190
Insurance - general                                           180          168
Office/postage                                                315          273
Legal                                                         182          282
Advertising                                                   291          112
Other expenses                                                770          711
                                                           ------       ------
  Total Operating Expenses                                 $5,142       $5,194
                                                           ======       ======

The increase in salaries and benefits expense during 1996 was primarily due to changes in staffing levels and annual salary increases. The decrease in occupancy expense was due primarily to the sale of the Bank's Kezar Falls, Maine branch in April 1996. Data processing expense decreased as a result of the conversion of the Bank's computer system from an out-sourced service bureau relationship to an in-house system. FDIC insurance expense declined as a result of a decrease in the Bank's deposit insurance premiums. Office/postage expense and advertising expense increased during 1996 as compared to 1995 as a result of increased postage and marketing expenses associated with the Bank's new deposit program introduced in April 1996.

INCOME TAX EXPENSE (BENEFIT)

The Company recognized an income tax benefit of $4,859,000 in 1996. Of this amount, $4,811,000 was attributable to a reduction in the amount of the valuation allowance previously established against the Company's deferred tax asset (established utilizing an effective tax rate of 34%). In addition, the Company received $48,000 in interest applicable to a 1992 carryback refund.

The deferred tax asset is principally the result of the Company's accumulation of net operating loss carry forwards. This amount represents the estimated amount of future deductions for tax reporting purposes previously expensed for financial reporting purposes, and the estimated benefit from future income taxes the Company will not have to pay as a result of the net operating loss carryforwards. Prior to the fourth quarter of 1996, a 100% valuation allowance was maintained against the deferred tax asset as there were significant uncertainties regarding the Company's future and its ability to utilize its net operating loss carry forwards through sustained, profitable operations. Management believes that the completion of the July 1996 recapitalization, the payoff of the FDIC Note and the improved financial condition of the Company have reduced the uncertainties relating to the Company's ability to realize the benefits of the deferred tax asset. As a result, in accordance with SFAS No. 109, the valuation allowance against the deferred tax asset was reduced by $4,811,000 in the fourth quarter of 1996.

In order to help maintain the benefit of the deferred tax asset, the Company amended its Restated Certificate of Incorporation in June 1996 to provide that absent approval by the Company's Board of Directors no person shall become or make an offer to become a beneficial owner of five percent or more of the Company's voting stock for a three year period, which provision expires June 11, 1999. For additional information relating to income taxes, refer to Note M to the Company's Consolidated Financial Statements.

FINANCIAL CONDITION

Set forth below is a discussion of the material changes in the financial condition of the Company.

GENERAL

At December 31, 1997, the Company's total assets equaled $146.4 million, as compared to $147.7 million at December 31, 1996. The decline in total assets is primarily attributable to a decrease in cash and securities, with these funds being utilized to fund loan growth, pay off maturing FHLB borrowings and a $1 million unscheduled principal payment on the Savings Bank Notes, resulting in a net decline in total assets of $1.3 million.

INVESTMENT SECURITIES

The Company's investment portfolio is comprised primarily of U.S. government and agency obligations, as well as some equity securities. Total investment securities at December 31, 1997 were $22.9 million compared to $26.7 million at December 31, 1996. This decrease is attributable to sales of available for sale U.S. treasury securities of $8.9 million; sales of mutual funds of $1.0 million; sales of available for sale mortgage backed securities of $3.9 million; $1.6 million in prepayments and amortization on mortgage backed securities; maturities of U.S. treasury securities totaling $1.0 million; and $3.0 million of U.S. government agency callable notes which were called in 1997; and partially offset by the purchase of $5.2 million in U.S. government obligations and $10.5 million in mortgage backed securities. Investment securities classified as available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported as a separate component of stockholders' equity. Investment securities held to maturity are stated at cost, adjusted for amortization of bond premiums and accretion of bond discounts.

The following table sets forth the carrying amounts and maturities of investment securities and weighted average rates at December 31, 1997, 1996 and 1995.

                                          December 31, 1997    December 31, 1996    December 31, 1995
                                          -----------------    -----------------    -----------------
                                          Carrying             Carrying             Carrying
(dollars in thousands)                     Amount     Yield     Amount     Yield     Amount    Yield
-----------------------------------------------------------------------------------------------------
Available for sale (at market)/ (1)/:
 U.S. government obligations
  maturing in 1-5 years                          -        -     $ 4,948      5.9%    $ 5,014     5.6%
 Mortgage backed securities
  maturing in over 10 years                $15,798      6.9%     10,848      7.1         787     7.5
 Equity (mutual fund)                            -        -         995      6.0       2,000     6.2
 Other equity                                   89     19.1          99        -         125       -
                                           -------              -------              -------
                                           $15,887      7.0%    $16,890      6.6%    $ 7,926     5.9%
                                           =======              =======              =======
Held to maturity (at cost):
 U.S. government obligations
  maturing in one year or less             $   200     4.94%          -        -     $   993     6.5%
 U.S. government agency
 callable notes maturing after
  1-5 years (final maturity)                 4,000      6.4     $ 7,000      6.4%      8,991     6.6
  5-10 years (final maturity)                2,800      6.9       2,802      6.9       1,802     7.3
                                           -------              -------              -------
                                             6,800      6.6       9,802      6.6      10,793     6.7
                                           -------              -------              -------
                                           $ 7,000      6.5%    $ 9,802      6.6%    $11,786     6.7%
                                           =======              =======              =======

/(1)/ Yields on available for sale securities are calculated based on historical cost.

LOANS HELD FOR SALE

Loans held for sale at December 31, 1997 equaled $3,565,000 as compared to $1,490,000 at December 31, 1996, an increase of $2,075,000. This increase was primarily due to an increase in the volume of residential mortgage loans being originated for sale in the secondary market in 1997 as compared to 1996. At December 31, 1997, the Bank had binding commitments for the sale of mortgage loans held for sale totaling $2.0 million.

LOANS

Loans increased $5.8 million (or 5.8%), from $98.5 million at December 31, 1996 to $104.3 million at December 31, 1997. The increase was primarily attributable to an increase of $3.5 million in residential and construction lending and $2.1 million in commercial and industrial lending.

The following table sets forth the composition of the Company's loan portfolio at the dates indicated:

                                                           December 31,
                                     --------------------------------------------------------
(in thousands)                         1997        1996       1995        1994        1993
---------------------------------------------------------------------------------------------
Real estate mortgage loans:
  Residential                        $ 33,251    $30,981    $ 30,966    $ 33,158    $ 39,771
  Commercial                           48,705     48,456      50,797      57,997      61,953
Real estate construction loans          1,955        769           -           -         429
Commercial and industrial loans         5,166      3,059       2,524       2,510       3,013
Consumer and other loans               15,227     15,281      16,263      15,991      18,305
                                     --------    -------    --------    --------    --------
Total loans                          $104,304    $98,546    $100,550    $109,656    $123,471
                                     ========    =======    ========    ========    ========
Ratios of loans to:
  Deposits                                 91%        86%         80%         84%         88%
  Assets                                   71%        67%         69%         71%         72%

The Bank's loan growth during the period from 1993 to 1996 was limited as a result of several factors. Beginning in the late 1980's, adverse real estate market conditions and a rising interest rate environment in New England limited demand for new loans in the Bank's market area. At approximately this same time, the Bank began to experience significant asset quality problems and significant operating losses, resulting in a curtailment in loan volume as management sought to address these problems. The Bank's ability to grow was further limited due to capital restraints imposed by the FDIC and the Maine Bureau of Banking under the Order to Cease and Desist entered into on January 23, 1992 (the "Order") (the Order was terminated on December 8, 1994 and replaced by a Memorandum of Understanding among the FDIC, the Maine Bureau of Banking and the Bank, which was subsequently terminated as of September 1996). One requirement of the Order was that the Bank improve its Tier 1 capital to total assets ratio from the December 31, 1991 level of 4.42% to 6.0% by December 31, 1993 (Tier 1 capital to total assets ratio equaled 6.24% at December 31, 1993). This requirement caused management to effect a strategy of selective balance sheet shrinkage, including a reduction in loan originations. The uncertainties with regard to the Bank's prospects and the likelihood it could successfully address its core operating problems, including its asset quality problems, the pre-settlement uncertainties arising from the FDIC cross guaranty claim and the post-settlement uncertainty as to finding a means for repaying the FDIC Note, further contributed to the decrease in the size of the Bank's loan portfolio due to borrower concern as to the Bank's future. The Bank's ability to originate commercial and industrial and commercial real estate loans was particularly impacted by borrower uncertainties with regard to the Bank's future until the completion of the Company's recapitalization. Additionally, management's focus on the Bank's asset quality problems, the cross guaranty claim and post-settlement recapitalization plan took away from its ability to devote all efforts and resources to loan growth until the recapitalization was completed.

The Bank initially began expanding its residential and consumer lending capabilities during late 1995. In addition, the combination of continued improvement in overall asset quality and the completion of the

Company's recapitalization plan have been beneficial to the Bank's loan origination activities. The completion of the recapitalization also allowed the Bank to focus additional efforts on increasing its loan origination activities and pursuing a strategy of managed growth, with a particular focus on commercial and industrial loans, commercial mortgage loans and residential mortgage loans.

With the opening of the new Portland business office and the introduction of comprehensive commercial cash management products, including PC banking for businesses (all planned for late in the first quarter, early second quarter
1998), the Company is undertaking to position itself for commercial loan and deposit growth, with a particular focus on the Greater Portland market.

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

In 1995, the Bank commenced an effort to substantially improve the overall effectiveness of its branch system, including its ability to originate residential and consumer loans. The Bank's residential and consumer loan originations have increased since mid-1995, as set forth below, and most of these loans were originated through the branch system as opposed to the Bank's prior origination strategy which relied heavily upon commission based mortgage originations. While the Bank intends to continue its focus on growth in residential lending in 1998, the level of such lending will depend upon a number of factors, including the level of interest rates, general economic conditions and overall profitability of these loans.

                                              For the Year Ended December 31,
                                            -----------------------------------
(in thousands)                                 1997          1996          1995
-------------------------------------------------------------------------------
Originations/(1)/ :
 Residential real estate                      $18,216       $15,581       $4,168
 Consumer                                       3,001         4,249        2,388
                                              -------       -------       ------
   Total                                      $21,217       $19,830       $6,556
                                              =======       =======       ======

/(1)/ Includes refinancing of existing portfolio and off balance sheet serviced loans.

SECONDARY MARKET ACTIVITY

The Bank is active in secondary market transactions primarily through the sale of long-term, fixed-rate residential mortgage loans that it originates. The sale of these loans is intended to improve the interest rate sensitivity of the Bank's assets (consistent with the Bank's asset liability management policy), generate fee income and provide additional funds for lending and liquidity. The Bank seeks to originate longer term fixed-rate mortgages only when commitments to sell these mortgages can readily be obtained. Due to interest rate fluctuations and the timing between the commitment to the borrower and the closing and subsequent sale of the loan in the secondary market, such sales will be made at a premium or discount (depending on the current interest rate environment) and will result in realized gains or losses to the Bank on the transaction.

The Bank is an approved seller and servicer by and for the FNMA. At December 31, 1997, the Bank was servicing $42.9 million of loans which were owned by others, as compared to $50.5 million at December 31, 1996. The decrease of $7.6 million is mainly attributable to the sale of $7.9 million of Maine State Housing Authority loans in the second quarter of 1997. Servicing fee income related to these loans is reported as other income in the consolidated statements of operations, and for the three years ended December 31, 1997, 1996 and 1995, was $75,000, $126,000 and $179,000,
respectively.

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

The following table represents the manner in which the Allowance is allocated among the various loan categories at December 31, 1997, 1996 and 1995. The percentages represent the percent of loans in each category to total loans.

                                                              December 31,
                                     ---------------------------------------------------------------
                                              1997                1996                 1995
                                     ----------------------  -------------------  ------------------
                                                  Percent               Percent              Percent
                                                  of Loans              of Loans             of Loans
                                                  to Total              to Total             to Total
(dollars in thousands)                Amount      Loans      Amount     Loans     Amount     Loans
------------------------------------------------------------------------------------------------------
Real estate mortgage loans:
  Residential                          $  157       31.9%   $    61      31.4%   $    82      30.8%
  Commercial                            1,303       46.7      1,811      49.2      2,216      50.5
Real estate construction loans             12        1.9          7        .8         --        --
Commercial and industrial loans            67        4.9         40       3.1         13       2.5
Consumer and other loans                  174       14.6        151      15.5        120      16.2
Unallocated                               952         --        596        --        228        --
                                       ------     ------    -------    ------    -------    ------
Total                                  $2,665      100.0%   $ 2,666     100.0%   $ 2,659     100.0%
                                       ======     ======    =======    ======    =======    ======

Allowance as a percentage of loans                  2.56%                2.71%                2.65%

Allowance as a percentage of
  nonperforming loans                             353.92%              124.29%               47.96%

Allowance as a percentage of
  nonperforming loans
  (excluding restructured loans)                  546.11%              124.29%              125.60%

The balance of the Allowance has remained relatively unchanged at December 31, 1997, 1996 and 1995.

The following table sets forth the changes in the Allowance, including charge-offs and recoveries, by loan category, for the past five years:

                                                         December 31,
                                      ----------------------------------------------------
(dollars in thousands)                 1997      1996       1995        1994       1993
------------------------------------------------------------------------------------------
Balance at beginning
 of period                            $2,666    $2,659     $ 4,042     $3,642     $ 4,280
Charge-offs:
 Real estate mortgage loans             (298)      (93)     (1,113)      (178)     (1,197)
 Real estate construction loans            -         -          --         --         (28)
 Commercial and industrial loans           -         -       ( 142)        --      (   55)
 Consumer and other loans                (41)    ( 196)      (  78)     ( 112)     (   89)
                                      ------    ------     -------     ------     -------
Total charge-offs                       (339)    ( 289)     (1,333)     ( 290)     (1,369)
Recoveries:
 Real estate mortgage loans              304       163         172        127         179
 Commercial and industrial loans           3        55         170        410         543
 Consumer and other loans                 31        78          33         46          39
                                      ------    ------     -------     ------     -------
Total recoveries                         338       296         375        583         761
                                      ------    ------     -------     ------     -------
Net (charge-offs) recoveries              (1)        7     (   958)       293     (   608)
Provision for loan losses                  -         -     (   425)       107     (    30)
                                      ------    ------     -------     ------     -------
Balance at end of period              $2,665    $2,666     $ 2,659     $4,042     $ 3,642
                                      ======    ======     =======     ======     =======
Net charge-offs as a percentage
 of average loans                        .00%    (.01)%        .91%     (.25)%        .46%

Provision for loan losses has been nominal the past five years as compared to prior years. Four of the five years have resulted in either zero or negative provision for loan losses. This is due to a combination of factors, including:
(i) a reduction in the amount of new, emerging loss exposure being identified during this period as compared to prior years, (ii) a reduction or elimination of loss exposure previously allocated against certain loans generally resulting from improvement in the overall credit quality of these loans or loan payoffs, and (iii) significant loan loss recoveries.

Management believes that in accordance with the Bank's Allowance for Loan Loss Policy, the Allowance is adequate at December 31, 1997. However, future additions to the Allowance may be necessary based on changes in the financial condition of various borrowers, new information that becomes available relative to various borrowers and loan collateral, growth in the size or changes in the mix or concentration risk of the loan portfolio, as well as changes in local, regional or national economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Bank's Allowance. Such authorities may require the Bank to recognize additional provision for loan losses based upon information available to them and their judgments at the time of their examination.

IMPAIRED LOANS

Information with respect to the carrying amount of impaired loans is set forth below:

                                                December 31,
                                     ------------------------------------
                                           1997              1996
                                     ----------------  ------------------
                                            Allowance           Allowance
                                            for Loan            for Loan
(in thousands)                       Amount   Loss     Amount     Loss
-------------------------------------------------------------------------
Real estate mortgage loans:
  Residential                         $ 114      -          -           -
  Commercial                            566    $72     $3,485        $615
Real estate construction loans            -      -          -           -
Commercial and industrial loans           -      -          -           -
Consumer and other loans                 37     19          -           -
                                      -----    ---     ------   ---------
Total                                 $ 717    $91     $3,485        $615
                                      =====    ===     ======   =========

NONPERFORMING ASSETS

Information with respect to nonperforming assets is set forth below:

                                                                December 31,
                                         --------------------------------------------------------
(in thousands)                           1997       1996         1995         1994         1993
-------------------------------------------------------------------------------------------------

Nonaccrual loans                         $ 387      $1,944       $1,948       $4,340      $ 1,220
Accruing loans past due
  90 days or more                          101         201          169          258          249
Restructured loans                         265           -        3,427        1,483        4,212
Real estate owned and repossessions         65         478        1,973        2,222        5,299
Financed real estate owned                   -           -            -            -          450
In-substance repossessions                 n/a         n/a          n/a          703          197
                                         -----      ------       ------       ------      -------
                                         $ 818      $2,623       $7,517       $9,006      $11,627
                                         =====      ======       ======       ======      =======

Nonperforming loans (consisting of nonaccrual loans, accruing loans past due 90 days or more and restructured loans) are comprised of the following:

                                                          December 31,
                                     ------------------------------------------------------
(in thousands)                       1997       1996         1995        1994        1993
-------------------------------------------------------------------------------------------
Real estate mortgage loans:
 Residential                         $ 114           -      $  386      $  115       $  126
 Commercial                            501      $1,944       5,007       5,667        5,420
Real estate construction loans           -           -           -           -            -
Commercial and industrial loans          -           -           -         156           12
Consumer and other loans               138         201         151         143          123
                                     -----      ------      ------      ------       ------
Total loans                          $ 753      $2,145      $5,544      $6,081       $5,681
                                     =====      ======      ======      ======       ======

The following table sets forth certain information regarding nonperforming commercial loans (dollars in thousands):

                                                  December 31, 1997        December 31, 1996        December 31, 1995
                                             ------------------------   ----------------------   -----------------------
                                             Number of   Outstanding    Number of  Outstanding   Number of   Outstanding
Type of Property Security                      Loans      Balance         Loans       Balance       Loans      Balance
-------------------------------------------------------------------------------------------------------------------------
1-4 family residential                            3          $107            4        $  211          2         $  128
5 or more family residential                      1           129            4           869          5            977
Non-residential real estate                       1           265            3           864          6          3,902
Commercial and industrial                         -             -            -             -          -              -
                                                  -          ----           --        ------         --         ------
                                                  5          $501           11        $1,944         13         $5,007
                                                  =          ====           ==        ======         ==         ======

The level of nonperforming assets declined 68.8%, from $2.6 million at December 31, 1996 to $818,000 at December 31, 1997. This decline was primarily attributable to a decline in nonaccrual loans of $1.6 million, including the pay off of one nonaccrual loan equaling $1.2 million in the fourth quarter of 1997.

While the downward trend in nonperforming assets that has developed since 1993 is significant, the Company continues to hold a large concentration of commercial real estate loans. Many of these loans were made at or near the peak in the commercial real estate market in the late 1980's or represent the financing of Bank real estate owned ("REO") properties. Bank financing of its REO properties generally involves higher loan amounts relative to the sale price of these properties than would be the case in a standard third party loan transaction. Although the southern Maine real estate market has improved from the depressed conditions of the early 1990's, a portion of the Company's loan portfolio remains particularly susceptible to changes in market conditions in southern Maine. The collateral coverage for these loans, should they become nonperforming, may not be adequate to protect the Bank from potential losses. Deterioration in the local economy or real estate market, upward movements in interest rates, or adverse changes in the financial condition of various borrowers, could have an adverse impact on the Bank's loan portfolio, and in particular, currently performing commercial real estate loans. These factors could result in an increased incidence of loan defaults and, as a result, an increased level of nonperforming loans and assets. For further information, see Note E to the Company's Consolidated Financial Statements.

POTENTIAL PROBLEM LOANS

Although the real estate market and the economy in the Bank's primary market, southern Maine, has improved as compared to the depressed conditions of several years ago, management recognizes that the overall Maine economy remains relatively soft, with most economic forecasts predicting slow growth, if any, over the next several years. As a result, there continues to be an increased risk that the real estate market could decline and currently performing loans could become nonperforming. In particular, management believes that an area of potential exposure is that of currently performing potential problem commercial real estate loans.

These loans, not otherwise identified as nonperforming (nonaccrual loans, accruing loans past due 90 days or more or as a troubled debt restructurings), are largely collateralized by income-producing properties. In many cases, borrowers on these loans have historically experienced inadequate rental revenues, high vacancy levels and cash flow problems.

At December 31, 1997, the Bank had identified approximately $3.7 million of currently performing but potential problem loans. Such loans represented 2.5% of total assets, ranging in size from $11,000 to $1,792,000. This compares to $6.1 million of potential problem loans at December 31, 1996, a 40.3% decrease.

The following table sets forth certain information regarding potential problem loans at December 31, 1997:

                                           Number of                Balance
Type of Security Property              Outstanding Loans         (in thousands)
------------------------------------------------------------------------------
Apartments                                     4                     $2,216
Industrial                                     1                      1,289
Single family                                  3                        134
Other                                          1                         27
                                               -                     ------
                                               9                     $3,666
                                               =                     ======

Management is unable to predict the extent, if any, to which these loans may become nonperforming in the future. An increase in the level of nonperforming or potential problem loans could result in the need for increased provision for loan losses. As of December 31, 1997, the Company believes the Bank's aggregate allocated loan loss reserves against these potential problem loans, in combination with the Bank's overall Allowance adequacy (including the unallocated portion of the Allowance), is adequate to cover the loss exposure estimated to be contained within these potential problem loans.

REAL ESTATE OWNED AND REPOSSESSIONS

REO consists of properties acquired through mortgage loan foreclosure proceedings, repossessions or in full or partial satisfaction of outstanding loan obligations. At December 31, 1997, REO totaled $65,000, consisting of a single parcel of land. This represents a $413,000 decline as compared to the December 31, 1996 level of $478,000.

LIQUIDITY

BANK

Deposits totaled $115.0 million at December 31, 1997, essentially unchanged from the level of $115.1 million at December 31, 1996.

At December 31, 1997 and 1996, unfunded loan commitments equaled $14.2 million and $11.2 million, respectively. Loan commitments include unfunded portions of real estate, construction and other loans and unused lines of credit, including home equity loans. Loan commitments are subject to the same credit policies as loans and generally have expiration dates and termination clauses. Unused home equity line of credit commitments totaled $7.1 million at December 31, 1997, representing 50.6% of total home equity loan commitments. Home equity outstanding balances totaled $6.9 million at December 31, 1997, representing 49.4% of total home equity commitments.

The Bank has the capability of borrowing additional funds from the Federal Home Loan Bank ("FHLB") of Boston. The Bank is also approved by the Federal Reserve Bank of Boston to obtain liquidity from its "Discount Window"; however, no funds have been or are anticipated to be obtained from this source. The Company believes that its liquidity sources will continue to provide funding sufficient to support operating activities, loan originations and commitments, and deposit withdrawals.

PARENT

On a parent company only basis, the Company conducts no separate operations.
The Company's business consists primarily of the operations of its bank subsidiary. In addition to debt service relating to the Savings Bank Notes in the principal amount of $3.0 million, the Company's expenses consist primarily of Delaware franchise taxes associated with the Company's authorized capital stock, certain legal and various other expenses. Expenses, including certain audit and professional fees, insurance and other expenses, are allocated between the Bank and the Company based upon the relative benefits derived. For further information, see Note R to the Company's Consolidated Financial Statements.

The principal source of cash for the Company is dividend payments from the Bank. However, as described in Note J to the Consolidated Financial Statements, there exist certain restrictions regarding the ability of the Bank to transfer funds.

On September 25, 1997, March 26, 1997, July 24, 1996, May 3, 1996 and November 13, 1995, the Bank paid the Company cash dividends of $1.0 million, $500,000, $3.2 million, $200,000 and $200,000, respectively.

CAPITAL

BANK

The table below sets forth the regulatory capital requirements and capital ratios for the Bank at December 31, 1997 and 1996:

(dollars in thousands)                                                   1997        1996
------------------------------------------------------------------------------------------

Tier 1 capital (Leverage) to total assets /(1)/ratio
-------------------------------------------------------
 Qualifying capital                                                   $ 13,877    $ 12,738
 Actual %                                                                 9.63%       9.28%
 Minimum requirement for capital adequacy %                               4.00%       4.00%
 Average assets for fourth quarter                                    $144,138    $137,317

Tier 1 capital to risk-weighted assets
--------------------------------------
 Qualifying capital                                                   $ 13,877    $ 12,738
 Actual %                                                                15.03%      14.31%
 Minimum requirement for capital adequacy %                               4.00%       4.00%

Total capital to risk-weighted assets
             (Tier 1 and Tier 2)
-------------------------------------
 Qualifying capital                                                   $ 15,050    $ 13,888
 Actual %                                                                16.30%      15.60%
 Minimum requirement for capital adequacy %                               8.00%       8.00%
 Risk-weighted assets                                                 $ 92,335    $ 89,026

/(1)/ Calculated on an average quarterly basis.

See Notes B and I to the Company's Consolidated Financial Statements for certain capital restrictions.

COMPANY

The table below sets forth the regulatory capital requirements and capital ratios for the Company at December 31, 1997 and 1996:

(dollars in thousands)                                       1997          1996
----------------------------------------------------------------------------------

Tier 1 capital (Leverage) to total assets /(1)/ratio
----------------------------------------------------
 Qualifying capital                                       $   11,106    $    9,104
 Actual %                                                       7.71%         6.62%
 Minimum requirement for capital adequacy %                4.00-5.00%    4.00-5.00%
 Average assets for fourth quarter                        $  144,004    $  137,488

Tier 1 capital to risk-weighted assets
--------------------------------------
 Qualifying capital                                       $   11,106    $    9,104
 Actual %                                                      12.02%        10.21%
 Minimum requirement for capital adequacy %                     4.00%         4.00%

Total capital to risk-weighted assets
             (Tier 1 and Tier 2)
--------------------------------------
 Qualifying capital                                       $   12,279    $   10,291
 Actual %                                                      13.29%        11.54%
 Minimum requirement for capital adequacy %                     8.00%         8.00%
 Risk-weighted assets                                     $   92,378    $   89,162

/(1)/ Calculated on an average quarterly basis.

The Company suspended the payment of cash dividends to its stockholders in the fourth quarter of 1989 and has not paid any cash dividends to its stockholders since that time. See Note J to the Company's Consolidated Financial Statements for dividend restrictions.

ASSET LIABILITY MANAGEMENT AND MARKET RISK

The Company's actions with regard to interest rate risk, market risk and asset and liability management are the responsibility of the Asset and Liability Committee ("ALCO") which is, in part, comprised of members of the Bank's senior management. ALCO is responsible for directing asset liability management ("ALM") activities, including the development of specific ALM strategies to achieve the Bank's objectives, including the management of interest rate risk. Interest rate risk can be defined as the exposure of the Company's net income or financial position to adverse movements in interest rates. In addition to impacting net interest income, changes in the level of interest rates also affect (i) the amount of loans originated, (ii) the ability of borrowers to repay loans, (iii) the average maturity of loans, which tends to increase when current market loan rates are substantially higher than rates on existing loans and, conversely, decrease when rates on existing loans are substantially higher than current market loan rates (due to refinancings of loans at lower rates), and (iv) the carrying value of investment securities classified as available for sale and resultant adjustments to stockholders' equity.

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

Net interest income sensitivity to movements in interest rates is measured through the use of various models. One method used to measure the interest rate risk exposure of the Company's balance sheet is the interest rate sensitivity "gap," which is the difference between rate sensitive assets and rate sensitive liabilities repricing or maturing within specific time periods. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. However, this method does not take into consideration management's ability to exert some control over the ability to change certain interest rates on deposits.

The following table shows the estimated maturity/repricing structure of the interest sensitive assets and interest sensitive liabilities of the Company at December 31, 1997.


                                                                                 Maturing/Repricing
                                        -----------------------------------------------------------------------------------------
                                                        After Three  After One    After Three
                                                          Months      Year but     Years but      After
                                             Within     but within    within        within         Five       Non-Rate
(dollars in thousands)                 Three Months     One Year    Three Years    Five Years      Years      Sensitive    Total
----------------------------------------------------------------------------------------------------------------------------------
INTEREST-SENSITIVE ASSETS
Interest earning deposits                 $  3,939             -              -             -           -            -    $  3,939
Securities:
  Available for sale/(1)/                        2             -              -             -     $15,796    $   1,404      17,202
  Held to maturity                             200             -        $ 4,000             -       2,800            -       7,000
Mortgage loans held for sale                 3,565             -              -             -           -            -       3,565
Loans/(2)/                                  10,376       $52,983          9,183      $ 10,707      20,668       (2,417)    101,500
Other assets                                     -             -              -             -           -       13,194      13,194
                                          --------       -------        -------      --------     -------    ---------    --------
  TOTAL INTEREST-SENSITIVE ASSETS         $ 18,082       $52,983        $13,183      $ 10,707     $39,264    $  12,181    $146,400
                                          ========       =======        =======      ========     =======    =========    ========
INTEREST-SENSITIVE LIABILITIES
Savings and money market accounts         $  7,898             -              -             -           -    $  31,450    $ 39,348
Certificate of deposit accounts             15,453       $24,257        $13,530      $  2,362     $   208            -      55,810
Other deposits                                   -             -              -             -           -       19,833      19,833
FHLB advances                                4,000             -          1,000         8,294           -            -      13,294
Other borrowings                                 -             -              -         3,000           -            -       3,000
Other liabilities                                -             -              -             -           -          307         307
Equity                                           -             -              -             -           -       14,808      14,808
                                          --------       -------        -------      --------     -------    ---------    --------
  TOTAL INTEREST-SENSITIVE LIABILITIES    $ 27,351       $24,257        $14,530      $ 13,656     $   208    $  66,398    $146,400
                                          ========       =======        =======      ========     =======    =========    ========
Periodic repricing difference
  (Periodic gap)                           ($9,269)      $28,726       ($ 1,347)    ($ 2,949)     $39,056     ($54,217)
Cumulative repricing difference
  (Cumulative gap)                         ($9,269)      $19,457        $18,110      $ 15,161     $54,217
Cumulative gap to total assets               (6.33%)       13.29%         12.37%        10.36%      37.03%

/(1)/ FHLB stock is classified as available for sale and included in the non-
     rate sensitive column.
/(2)/ The allowance for loan losses, deferred origination fees and nonaccrual loans are included in the non-rate sensitive column.

The degree to which various categories of assets and liabilities are rate sensitive with regard to changes in interest rates are debatable, making any assumptions in this regard subjective and therefore imprecise. Therefore, the proforma interest rate sensitivity of the Company's assets and liabilities could vary substantially from that shown if different assumptions are utilized for analytical purposes. For example, if all savings and money market accounts were assumed to reprice in one year or less, the Company's one-year cumulative gap to total assets would be a negative 8.19% as compared to a positive 13.29% at December 31, 1997.

Another model used is the simulation model which analyzes resulting net income under various interest rate scenarios. Projected net interest income is modeled based on gradual movements in interest rates over a twelve month period. The model is based on the actual maturity and repricing characteristics of interest rate sensitive assets and liabilities and factors in budget projections for anticipated activity levels in the various asset and liability categories. The model also takes into account the Company's ability to exert greater control over the setting of interest rates on certain deposit products than it has over variable and adjustable rate loans which are tied to published indices, such as designated prime lending rates and the rate on U.S. Treasury securities.

Based on the information and assumptions in effect at December 31, 1997, management of the Company believes that a 200 basis point gradual change in interest rates over a twelve month period, up or down, would not have a significant adverse impact on the Company's annualized net interest income.
This assessment is based to some extent on management's ability to exert some control with respect to the extent and timing of the change in rates paid on deposits, and therefore, to exert some control over the degree to which changing interest rates impact net interest income. For further information, see Note A to the Company's Consolidated Financial Statements.

Regardless of the methodologies utilized to attempt to predict the impact that changes in interest rates could have on the behavior of the Bank's assets and liabilities, and ultimately earnings, there is no way of estimating this with any degree of certainty. As discussed above the assumptions utilized are very subjective and economic conditions and market forces, such as competition and market product offerings are in constant state of change.

IMPACT OF INFLATION  AND CHANGING PRICES

The Company's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services.

Inflation can directly affect the value of loan collateral, in particular real estate. Sharp decreases in real estate prices, as discussed previously, have in the past resulted in significant loan losses and losses on real estate acquired. Inflation, or disinflation, could significantly affect the Company's earnings in future periods.

YEAR 2000 ISSUE

The Company is aware of potential problems that may be experienced with computerized and other electronic systems at the turn of the millennium. These problems exist because many systems rely on two digit fields instead of four digit fields to store the year of date sensitive information. The result will be that some systems will interpret the 00 in its year field to mean 1900 instead of 2000. This problem will not only affect software programs but hardware as well, and could result in a system failure or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions or engage in similar normal business activities.

In response, the Company has formed a Year 2000 Action Committee which is comprised of various members of the Bank's senior and middle management. The Bank has implemented a detailed process for ensuring the Bank's systems are Year 2000 compliant, which includes systems assessment, systems renovation, systems testing and systems implementation phases. The Committee has already completed the awareness and assessment phases, which includes assessing computer software, hardware, third party vendors and other electronic devices for compliance with the year 2000. Since a majority of the Bank's processing systems are provided by third party vendors, management is working to receive on-going assurance that these systems will be Year 2000 compliant. Though the Company is diligently working to ensure that there is no disruption in its operations due to Year 2000 systems problems, and believes it will be successful in this regard, there can be no guarantee that all of the systems critical to the operational performance of the Bank will be Year 2000 compliant and fully functional at the turn of the millennium. Though management is working diligently to protect the Company against such an occurrence, it is possible that a vendor upon whom the Bank is reliant could, despite possible assurances to the contrary, ultimately fail to provide Year 2000 compliant services to the Company, or said services could prove incompatible with the Company's systems. A significant systems failure could have a material adverse impact on the financial condition of the Company. Management does not expect the costs associated with the year 2000 issues to have a material effect on the Company's financial statements.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of December 31, 1997, the Company had approximately 1,523 holders of record and 1,359,194 outstanding shares of common stock. The common stock is traded on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol "FCME".

The following table sets forth (i) for the period beginning January 1, 1996 and ending July 24, 1996, the high and low closing bid prices for the Company's common stock on the OTC Bulletin Board as reported by Nasdaq Trading and Market Services, and (ii) for the period beginning July 25, 1996 and ending December 31, 1997, the high and low sales prices for the Company's common stock traded on The Nasdaq SmallCap Market. All such quotations represent prices between dealers without adjustments for retail markups, markdowns or commissions.

                                                 High      Low
                                               -------   ------
1996
     First Quarter                             $  5.00   $ 2.00
     Second Quarter                               5.00     2.00
     Third Quarter (July 1-July 24)               5.00     2.00
     Third Quarter (July 25-September 30)         7.875    5.00
     Fourth Quarter                               7.875    6.50

1997
     First Quarter                              $10.125  $ 7.25
     Second Quarter                              10.00     8.875
     Third Quarter                               13.188    9.25
     Fourth Quarter                              15.75    12.50

No dividends were declared by the Company during the years 1992 through 1997. Excluding the cash obtained as a result of the July 24,1996 recapitalization, which included $3.1 million raised through a registered public offering and $4.0 million borrowed from four Maine savings banks, the Company's only source of cash has been and is currently anticipated to be from dividends from the Bank. There are certain restrictions on the ability of the Company to pay dividends and on the ability of the Bank to transfer funds to the Company in the form of cash dividends. See Note J to the Company's Consolidated Financial Statements.

FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
 First Coastal Corporation:

We have audited the accompanying consolidated balance sheets of First Coastal Corporation (the "Company") and subsidiary as of December 31, 1997 and 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of First Coastal Corporation and subsidiary as of December 31, 1997 and 1996, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

Coopers & Lybrand L.L.P.
Portland, Maine
February 20, 1998

CONSOLIDATED BALANCE SHEETS
First Coastal Corporation and Subsidiary
                                                                                                              December 31,
                                                                                                          --------------------
(in thousands, except share and per share amounts)                                                          1997        1996
------------------------------------------------------------------------------------------------------------------------------
ASSETS
Noninterest earning deposits and cash - Note C                                                            $  3,615    $  2,898
Interest earning deposits                                                                                    3,939       8,555
                                                                                                          --------    --------
 Cash and Cash Equivalents                                                                                   7,554      11,453

Investment securities - Note D:
 Available for sale (at market value)                                                                       15,887      16,890
 Held to maturity (at cost) (fair value of $6,973 and $9,710 at
 December 31, 1997 and 1996, respectively)                                                                   7,000       9,802
                                                                                                          --------    --------
                                                                                                            22,887      26,692

Federal Home Loan Bank stock-at cost                                                                         1,315       1,315
Loans held for sale (at market value) - Note A                                                               3,565       1,490

Loans - Note E                                                                                             104,304      98,546
Less:   Deferred loan fees, net                                                                               (139)        (31)
        Allowance for loan losses - Note F                                                                  (2,665)     (2,666)
                                                                                                          --------    --------
                                                                                                           101,500      95,849

Premises and equipment - Note G                                                                              3,554       3,428
Accrued income receivable                                                                                      970       1,079
Real estate owned and repossessions                                                                             65         478
Deferred tax asset - Note M                                                                                  4,095       4,811
Other assets                                                                                                   895       1,139
                                                                                                          --------    --------
  TOTAL ASSETS                                                                                            $146,400    $147,734
                                                                                                          ========    ========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits - Note H                                                                                         $114,991    $115,085
Advances from Federal Home Loan Bank - Note I                                                               13,294      15,000
Savings Bank Notes - Note I                                                                                  3,000       4,000
Accrued expenses and other liabilities                                                                         307         261
                                                                                                          --------    --------
  TOTAL LIABILITIES                                                                                        131,592     134,346

Commitment and Contigencies - Note N

STOCKHOLDERS' EQUITY - NOTES J AND K
Preferred stock, $1 par value; Authorized 1,000,000 shares;
 none outstanding
Common Stock, $1 par value: Authorized 6,700,000 shares;
 issued and outstanding as of 1997 and 1996 -
1,359,194 and 1,357,861 shares, respectively                                                                 1,359       1,358
Paid-in capital                                                                                             31,746      31,740
Retained earnings (deficit)                                                                                (18,369)    (19,631)
Unrealized gain (loss) on available for sale securities                                                         72         (79)
                                                                                                          --------    --------
TOTAL STOCKHOLDERS' EQUITY                                                                                  14,808      13,388
                                                                                                          --------    --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                                              $146,400    $147,734
                                                                                                          ========    ========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
First Coastal Corporation and Subsidiary

                                                                Year Ended December 31,
                                                          ----------------------------------
(in thousands, except share and per share amounts)            1997        1996        1995
--------------------------------------------------------------------------------------------
INTEREST AND DIVIDEND INCOME
 Interest and fees on loans                               $    9,651   $  9,226    $  9,662
 Interest and dividends on investment securities:
  Investment interest income                                   1,674      1,414         832
  Dividends                                                       94        179         268
  Other interest income                                          475        512         945
                                                          ----------   --------    --------
Total Interest and Dividend Income                            11,894     11,331      11,707

INTEREST EXPENSE
Deposits - Note H                                              4,459      4,724       4,977
Borrowings:
  Advances from Federal Home Loan Bank                           940        404         454
  Savings Bank Notes                                             477        190           -
  FDIC Note                                                        -        335         419
                                                          ----------   --------    --------
Total Interest Expense                                         5,876      5,653       5,850
                                                          ----------   --------    --------
Net Interest Income Before Provision for Loan Losses           6,018      5,678       5,857

Provision for loan losses - Note F                                 -          -        (425)
                                                          ----------   --------    --------
Net Interest Income After Provision for Loan Losses            6,018      5,678       6,282

NONINTEREST INCOME
Service charges on deposit accounts                              466        362         257
Other service charges and fees                                    76         84          78
Gain (loss) on investment securities transactions                271         38          (4)
Gain on sales of mortgage loans                                   99          7          17
Gain on sale of branch                                             -        366           -
Other                                                             78        133         224
                                                          ----------   --------    --------
                                                                 990        990         572
                                                          ----------   --------    --------
OPERATING EXPENSES
Salaries and employee benefits - Note L                        2,367      2,142       2,092
Occupancy - Note G                                               446        428         440
Net cost of operation of real estate owned                        67         81          56
Other                                                          2,187      2,491       2,606
                                                          ----------   --------    --------
                                                               5,067      5,142       5,194
                                                          ----------   --------    --------

INCOME BEFORE INCOME TAXES                                     1,941      1,526       1,660
Income tax expense (benefit) - Note M                            679     (4,859)          -
                                                          ----------   --------    --------
NET INCOME                                                $    1,262   $  6,385    $  1,660
                                                          ==========   ========    ========
PER SHARE AMOUNTS - NOTE Q
Basic earnings per share:
  Weighted average shares outstanding                      1,358,730    933,578     600,361
  Net Income per share                                    $      .93   $   6.84    $   2.77
                                                          ==========   ========    ========
Diluted earnings per share:
  Weighted average shares outstanding                      1,391,272    940,480     600,361
  Net Income per share                                    $      .91   $   6.79    $   2.77
                                                          ==========   ========    ========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
First Coastal Corporation and Subsidiary

                                                                                 Net
                                                                              Unrealized
                                                                              Gain (Loss)
                                                                  Retained   on Available
                                          Common    Paid-In       Earnings     for Sale
(in thousands)                             Stock    Capital      (Deficit)     Securities     Total
----------------------------------------------------------------------------------------------------
Balances at  December 31, 1994             $  600    $29,375       $(27,676)       $ (285)   $ 2,014
  1995 net income                                                     1,660                    1,660
  Increase in net unrealized gain on
    available for sale securities               -          -              -           323        323
                                           ------    -------   ------------    ----------    -------
Balances at December 31, 1995                 600     29,375        (26,016)           38      3,997
  1996 net income                                                     6,385                    6,385
  Increase in net unrealized loss on
     available for sale securities                                                   (117)      (117)
  Isssuance of restricted stock                 8         30                                      38
  Issuance of common stock                    750      2,335              -             -      3,085
                                           ------    -------   ------------    ----------    -------
Balances at December 31, 1996               1,358     31,740        (19,631)          (79)    13,388
  1997 net income                                                     1,262                    1,262
  Increase in net unrealized gain on
     available for sale securities                                                    151        151
  Exercise of common stock options              1          6              -             -          7
                                           ------    -------   ------------    ----------    -------
Balances at December 31, 1997              $1,359    $31,746       $(18,369)       $   72    $14,808
                                           ======    =======   ============    ==========    =======

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
First Coastal Corporation and Subsidiary


                                                                                                   Year Ended December 31,
                                                                                              ---------------------------------
(in thousands)                                                                                  1997        1996        1995
------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES
Net income                                                                                    $  1,262    $  6,385    $  1,660
Adjustments to reconcile net income to net cash provided by operating activities:
 Provision for loan losses                                                                           -           -        (425)
 Writedowns of REO                                                                                   2          11          13
 Depreciation and amortization                                                                     319         270         292
 Amortization of investment security discounts                                                      63         (27)       (248)
 Realized investment securities (gains) losses                                                    (271)        (38)          4
 Gains from assets held in trading accounts                                                          -           -         (33)
 Realized gains on assets held for sale                                                            (99)         (7)        (17)
 Decrease in trading account securities                                                              -           -         948
 Loans originated and acquired for resale                                                       (7,366)     (6,147)     (3,376)
 Sales of loans originated and acquired for resale                                               5,390       4,945       3,297
 Decrease (increase) in interest receivable                                                        109         (75)       (221)
 Increase (decrease) in interest payable                                                             2        (466)        392
 Net change in other assets                                                                      1,371      (3,499)      1,988
 Net change in other liabilities                                                                    44         (64)       (150)
                                                                                              --------    --------    --------
Net cash provided by operating activities                                                          826       1,288       4,124

INVESTING ACTIVITIES
 Decrease in federal funds sold                                                                      -      10,000           -
 Maturities of securities held to maturity                                                       3,000       7,000       8,000
 Maturities of securities available for sale                                                     1,000       4,000           -
 Sales of securities available for sale                                                         15,831       3,506       2,324
 Purchases of investment securities available for sale                                         (15,469)    (16,535)         (2)
 Purchases of investment securities held to maturity                                              (198)     (5,003)    (12,721)
 Net change in loans                                                                            (5,651)      2,592       7,187
 Net purchases of premises and equipment                                                          (445)       (625)       (424)
                                                                                              --------    --------    --------
Net cash provided (used) by investing activities                                                (1,932)      4,935       4,364

FINANCING ACTIVITIES
 Net change in deposits                                                                            (94)    (10,580)     (4,372)
 Proceeds from borrowings                                                                        2,000      13,000           -
 Payments on borrowings                                                                         (4,706)     (9,000)     (6,612)
 Proceeds from sale of common stock                                                                  -       3,085           -
 Proceeds from exercise of common stock options                                                      7           -           -
 Finance cost associated with Savings Bank Notes                                                     -        (116)          -
                                                                                              --------    --------    --------
Net cash used by financing activities                                                           (2,793)     (3,611)    (10,984)
                                                                                              --------    --------    --------

Increase (decrease) in cash and cash equivalents                                                (3,899)      2,612      (2,496)
Cash and cash equivalents at beginning of period                                                11,453       8,841      11,337
                                                                                              --------    --------    --------
Cash and cash equivalents (interest and noninterest bearing) at end of period                 $  7,554    $ 11,453    $  8,841
                                                                                              ========    ========    ========

SUPPLEMENTAL DISCLOSURES OF INFORMATION
 Interest paid on deposits and borrowings                                                     $  5,874    $  6,107    $  5,459
 Income tax refund                                                                                   -         (48)          -

NONCASH INVESTING AND FINANCING ACTIVITIES
 Change in unrealized holding gains (losses) on investment securities available for sale      $    151    $   (117)   $    323
 Transfer of loans to real estate owned and repossessions                                           21         572         952
 Issuance of restricted stock                                                                        -          38           -

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
First Coastal Corporation and Subsidiary
December 31, 1997

NOTE A.  ACCOUNTING POLICIES

BUSINESS

First Coastal Corporation (the "Company") was organized in January 1987 for the purpose of becoming the parent holding company of Suffield Bank following Suffield Bank's conversion from mutual to stock form. The Company acquired Coastal Bancorp, a Maine corporation, which was the bank holding company of Coastal Bank, a Maine chartered, stock savings bank (the "Bank"), on April 1, 1987. On September 6, 1991, Suffield Bank was placed in receivership by the Connecticut Department of Banking, leaving the Bank as the Company's only operating subsidiary. On July 26, 1994, Coastal Bancorp was dissolved, and the Bank became a direct wholly-owned subsidiary of the Company. The principal business of the Bank consists of retail and commercial banking, including attracting deposits from the general public and originating residential mortgage, consumer, commercial and small business loans. Deposits are federally insured by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation ("FDIC").

Coastal Bank was formed in 1981 as a Maine-chartered savings bank through the consolidation of Brunswick Savings Institution and York County Savings Bank, which were organized in 1858 and 1860, respectively. On July 11, 1984, the Bank completed its conversion to a Maine stock savings bank.

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

Most of the Company's commercial real estate loans as of December 31, 1997 are collateralized by real estate in Maine. Many of these loans were made at or near the peak of the commercial real estate market in the late 1980's or represent the financing of real estate owned and repossessions ("REO"), generally at higher loan amounts relative to the sales prices of these properties than would be the case in a standard third party loan transaction. Although the southern Maine real estate market (which comprises the Bank's primary market area) has recovered from the depressed market conditions of the early 1990's, the ultimate collectibility of a portion of the Company's loan portfolio remains particularly susceptible to changes in market conditions in southern Maine.

While management uses available information to recognize losses on loans and REO, future additions to the Allowance for Loan Losses (the "Allowance") or REO writedowns may be necessary based on changes in economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Company's Allowance and the carrying value of REO. Such authorities may require the Company to recognize additions to the Allowance and/or write down the carrying value of REO based on their judgments of information available to them at the time of their examination.

NEW ACCOUNTING STANDARDS

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 will require that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The requirements of the pronouncement are effective for the Company's fiscal year beginning after December 15, 1997 and are not expected to have a material effect on the Company's financial statements.

In June 1997, FASB issued SFAS No. 131, Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 will require that a public business enterprise report financial and descriptive information about its reportable operating segments. The requirements of this pronouncement are effective for financial statements for the periods beginning after December 15, 1997. The requirements of this pronouncement are not expected to have a material effect on the Company's financial statements.

In February 1998, FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 will revise employers' disclosures about pension and other postretirement benefit plans. The requirements of this pronouncement are effective for financial statements for the periods beginning after December 15, 1997. The Company has not yet determined the impact of this pronouncement on its financial statements.

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

The Company follows SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Under this standard, a loan is considered impaired, based on current information and events, if it is probable that the

Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Management identifies impaired loans on a loan-by-loan basis. Though the measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, all of the Company's impaired loans were collateral-dependent, which are measured for impairment based on the fair value of the collateral.

Troubled debt restructurings are renegotiated loans for which concessions, such as the reduction of interest rates, deferral of interest or principal payments, or partial forgiveness of principal and interest, have been granted, generally due to a deterioration in a borrower's financial condition. Interest to be paid on a deferred or contingent basis is reported in earnings only as collected.

Effective January 1, 1996, the Company adopted SFAS No. 122, Accounting for Mortgage Servicing Rights, which eliminated the distinction between the purchased and originated mortgage servicing rights and established the use of a valuation allowance to recognize any impairment in the fair value of mortgage servicing rights. SFAS No. 122 did not have any effect on the Company's financial statements or results of operations.

Effective January 1, 1997, the Company adopted SFAS 125, Accounting for Transfers of Financial Assets and Liabilities. Under the financial-components approach of SFAS 125, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes all financial and servicing assets it no longer controls and liabilities that have been extinguished. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with a pledge of collateral. The adoption of SFAS 125 did not have a material impact on the Company's financial statements.

ALLOWANCE FOR LOAN LOSSES

The Allowance is maintained at a level believed adequate by management to absorb potential losses inherent in the current loan portfolio in accordance with the Bank's Allowance for Loan Loss Policy. Management's determination of the adequacy of the Allowance is based on an evaluation of the portfolio, past and expected loan loss experience, current economic conditions, trends in loan outstandings and diversification of the loan portfolio, the results of the most recent regulatory examinations, the results of loan portfolio reviews completed by outside consultants, the nature and level of nonperforming assets, impaired loans and loans that have been identified as potential problems, financial condition of its borrowers, the adequacy of loan collateral and other relevant factors. The Allowance is increased by provisions for loan losses charged against income and recoveries on loans previously charged off.

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

INCOME TAXES

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Due to the uncertainty that the benefit of net deferred tax assets would be realized, a full valuation allowance was recorded at December 31, 1995. Effective December 31, 1996 management concluded that the completion of the July 1996 recapitalization, the payoff of the $9.0 million promissory note to the FDIC, incurred as a result of the January 1995 settlement of the cross guaranty claim, and the improved financial condition of the Company reduced the uncertainties relating to the prospective utilization of the net operating loss carryforwards. As a result, in accordance with SFAS No. 109, in the fourth quarter of 1996 the valuation allowance against the deferred tax asset was reduced and the $4.8 million income tax benefit was recognized. Accordingly, for financial purposes for the year ended December 31, 1997, income tax expense was incurred.

RISKS AND UNCERTAINTIES

In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory. There are three main components of economic risk: interest rate risk, credit risk and market risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers inability or unwillingness to make contractually required payments. Market risk results from changes in the value of assets and liabilities which may impact, favorably or unfavorably, the realizability of those assets and liabilities held by the Company.

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to asset valuations, amounts of required loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examination. For further information, see Note B.

COMPUTATION OF EARNINGS PER SHARE

In February 1997, FASB issued SFAS No. 128, Earnings Per Share. SFAS 128 provides reporting standards for basic and diluted earnings per share and is effective for financial statement periods ending after December 15, 1997. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period, which during 1997, 1996 and 1995 were 1,358,730, 933,578 and 600,361, respectively. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. The diluted weighted average number of common shares outstanding for 1997, 1996 and 1995 were 1,391,272, 940,480 and 600,361, respectively. All prior period earnings per share data has been restated to conform to the provisions of this statement.

RETIREMENT BENEFITS

The Board of Directors of the Bank terminated the Bank's defined benefit plan and implemented a 401(k) defined contribution plan during 1997. The defined benefit plan was frozen effective July 31, 1997 and terminated effective September 30, 1997. The termination of the defined benefit plan is not expected to have a material effect on the Company's financial statements. Effective August 1, 1997, the Bank began to incur pension expense in the form of matching 401(k) contributions.

NOTE B. REGULATORY MATTERS

SATISFACTION OF CROSS GUARANTY SETTLEMENT OBLIGATION TO FDIC; RECAPITALIZATION AND ISSUANCE OF COMMON STOCK

On July 24, 1996, the Company completed its recapitalization plan, whereby the Company repaid in full its promissory note obligation (the "FDIC Note") to the FDIC incurred as a result of the settlement of the cross guaranty claim against the Bank. The cross guaranty claim was the result of the September 1991 failure of Suffield Bank. The funds utilized to repay the FDIC Note came from (i) the sale of 750,000 shares of the Company's common stock at $5.00 per share by means of a registered public offering; (ii) a dividend of $3.2 million from the Bank to the Company; and (iii) the borrowing of $4.0 million from a group of four Maine savings banks (the "Savings Banks") pursuant to which the Company issued promissory notes in the aggregate principal amount of $4.0 million (the "Savings Bank Notes") which mature on December 31, 2001, secured by the pledge by the Company of 100% of the outstanding common stock of the Bank.

BANK REGULATORY REQUIREMENTS

The Bank is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Bank's consolidated financial statements. Under capital adequacy guidelines issued by the Federal Reserve Board and the regulatory framework for prompt corrective action administered by the FDIC, the Bank must meet specific capital requirements that involve quantitative measures of the Bank's assets, liabilities, and certain off-balance sheet items. The Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital compliance require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (leverage) to total assets, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets. Management believes that, as of December 31, 1997, the Bank meets all capital adequacy requirements to which it is subject.

As of September, 1997, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes has changed the Bank's category.

The tables below set forth the actual capital ratios and minimum regulatory requirements for capital adequacy and under prompt corrective action for the Bank at December 31, 1997 and 1996:

                                                                                              Minimum
                                                                                          Requirement to be
                                                                              Minimum     well capitalized
                                                                      Requirement for       under Prompt
1997                                                       Actual    Capital Adequacy    Corrective Action
-----------------------------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets /(1)/ ratio        9.63%               4.00%                5.00%

Tier 1 capital to risk-weighted assets                      15.03                4.00                 6.00

Total capital to risk-weighted assets
  (Tier 1 and Tier 2)                                       16.30                8.00                10.00
/(1)/ Calculated on an average quarterly basis
                                                                                              Minimum
                                                                                         Requirement to be
                                                                          Minimum         well capitalized
                                                                      Requirement for      under Prompt
1996                                                       Actual    Capital Adequacy    Corrective Action
----------------------------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets /(1)/ ratio        9.28%           4.00%                5.00%

Tier 1 capital to risk-weighted assets                      14.31            4.00                 6.00

Total capital to risk-weighted assets
  (Tier 1 and Tier 2)                                       15.60            8.00                10.00
/(1)/ Calculated on an average quarterly basis

For further information, see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Capital -- Bank."

NOTE C. NONINTEREST EARNING DEPOSITS AND CASH

Noninterest bearing deposits and cash balances at December 31, 1997 are subject to withdrawal and usage restrictions of $100,000 to be maintained at the Federal Reserve Bank of Boston to meet the Bank's reserve requirements.

NOTE D. INVESTMENT SECURITIES

The following table sets forth the amortized cost, fair market value and gross unrealized gains and losses of investment securities for each major security type at December 31, 1997:

                                                        December 31, 1997
                                          ------------------------------------------------
                                                           Gross         Gross        Fair
                                          Amortized   Unrealized    Unrealized      Market
(in thousands)                                 Cost        Gains        Losses       Value
------------------------------------------------------------------------------------------
Available for Sale:
 Mortgage backed securities                    $15,689         $112    $    (3)   $15,798
 Other                                              89            -          -         89
                                               -------         ----    -------    -------
                                               $15,778         $112    $    (3)   $15,887
                                               =======         ====    =======    =======
Held to Maturity:
 U.S. government obligations                   $   200            -          -    $   200
 U.S. government agency callable notes           6,800         $  1    $   (28)     6,773
                                               -------         ----    -------    -------
                                               $ 7,000         $  1    $   (28)   $ 6,973
                                               =======         ====    =======    =======

The following table sets forth the amortized cost, fair market value and gross unrealized gains and losses of investment securities for each major security type at December 31, 1996:

                                                        December 31, 1996
                                          -----------------------------------------------
                                                            Gross        Gross       Fair
                                          Amortized    Unrealized   Unrealized     Market
(in thousands)                                 Cost         Gains       Losses      Value
-----------------------------------------------------------------------------------------
Available for Sale:
 U.S. government obligations                   $ 4,947        $   8    $    (7)   $ 4,948
 Mortgage backed securities                     10,926            9        (87)    10,848
 Equity (mutual fund)                              997            -         (2)       995
 Other                                              99            -          -         99
                                               -------        -----    -------    -------
                                               $16,969        $  17    $   (96)   $16,890
                                               =======        =====    =======    =======

Held to Maturity:
 U.S. government agency callable notes         $ 9,802        $  12    $  (104)   $ 9,710
                                               -------        -----    -------    -------
                                               $ 9,802        $  12    $  (104)   $ 9,710
                                               =======        =====    =======    =======

The following is a summary of gross realized gains and losses on investment securities sold for 1997, 1996 and 1995. All security gains and losses were related to securities classified as available for sale. For computation of gross realized gains and losses, cost was determined by the specific identification method.

                                                     December 31,
                                  --------------------------------------------------
                                        1997            1996              1995
                                  Gross Realized   Gross Realized    Gross Realized
                                  --------------   ---------------   ---------------
(in thousands)                    Gains   Losses   Gains   Losses    Gains   Losses
------------------------------------------------------------------------------------
Sales of:
 U.S. government obligations       $ 62        -   $  17        -        -        -
 U.S. government agency               -        -       -        -    $   1        -
 Mortgage-backed securities          39        -       -        -        -        -
 Equity securities                  170        -      24      $(3)       7     $(12)
                                   ----   ------   -----   ------    -----     ----
                                   $271        -   $  41      $(3)   $   8     $(12)
                                   ====   ======   =====   ======    =====     ====

The following table represents the contractual maturities, amortized cost and fair value for investments in debt securities for each major security type at December 31, 1997:

                             Held to Maturity Securities   Available for Sale Securities
                             ---------------------------   -----------------------------
                             Amortized                     Amortized
(in thousands)                  Cost        Fair Value         Cost         Fair Value
----------------------------------------------------------------------------------------
Due in one year or less          $  200           $  200               -               -
Due from 1 - 5 years              4,000            3,988               -               -
Due from 5 - 10 years             2,800            2,785               -               -
Due after ten years                   -                -         $15,689         $15,798
                                 ------           ------         -------         -------
                                 $7,000           $6,973         $15,689         $15,798
                                 ======           ======         =======         =======

At December 31, 1997, the Company's securities pledged as collateral for public and private deposits totaled $750,000.

NOTE E. LOANS

The composition of the loan portfolio was as follows:

                                        December 31,
                                     -------------------
(in thousands)                         1997       1996
--------------------------------------------------------
Real estate mortgage loans:
 Residential                         $ 33,251    $30,981
 Commercial                            48,705     48,456
Real estate construction loans          1,955        769
Commercial and industrial loans         5,166      3,059
Consumer and other loans               15,227     15,281
                                     --------    -------
                                     $104,304    $98,546
                                     ========    =======

Included in interest and fees on loans as reported in the consolidated statements of operations are origination fees, commitment fees, late charges and application fees for the years ended December 31, 1997, 1996 and 1995 of $195,000, $152,000 and $95,000, respectively.

As of December 31, 1997 and 1996, the Company was servicing loans for others of $42.9 million and $50.5 million, respectively. The decrease of $7.6 million in loans serviced for others is attributable to the sale of $7.9 million of Maine State Housing Authority loans in the second quarter of 1997. As of December 31, 1997 and 1996, the Bank had excess residential mortgage servicing asset of $307,000 and $508,000, respectively, net of a valuation allowance of $132,000 for both years. This amount is being amortized over the expected average life of the loans.

At December 31, 1997, the Bank had binding commitments for the sale of mortgage loans held for sale totaling $2.0 million.

IMPAIRED LOANS

Management reviews loans on a case by case basis to determine which loans should be classified as impaired. If management believes that it is probable that there will be a loss of scheduled principal or interest, then such loans are determined to be impaired. At December 31, 1997, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $717,000, as compared to $3,845,000 at December 31, 1996. The corresponding portion of the Allowance allocated against the total recorded investment in loans ("Allocated Reserves") was $91,000 as of December 31, 1997 and $615,000 as of December 31, 1996. An amount equal to $652,000 of the $717,000 total impaired loans was classified as either nonaccrual or troubled debt restructures and the remaining $65,000 was classified as potential problem loans at December 31, 1997. The income recorded on a cash basis relating to impaired loans equaled $21,000 and $38,000 at December 31, 1997 and 1996, respectively. The average balance of outstanding impaired loans was $2.3 million and $2.0 million for 1997 and 1996, respectively, and an effective yield of 3.92% and 1.88%, respectively. All of the impaired loans were collateralized by real estate at December 31, 1997 and accounted for by the lower of the fair value of the collateral (net of the $91,000 Allocated Reserves) or amortized loan value.

NON-PERFORMING ASSETS

The table below sets forth information with respect to nonperforming assets:

                                              December 31,
                                         -----------------------
(in thousands)                           1997     1996     1995
----------------------------------------------------------------
Nonaccrual loans                         $ 387   $1,944   $1,948
Accruing loans past due
 90 days or more                           101      201      169
Restructured loans                         265        -    3,427
Real estate owned and repossessions         65      478    1,973
                                         -----   ------   ------
                                         $ 818   $2,623   $7,517
                                         =====   ======   ======

Interest income recognized on nonaccrual and restructured loans totaled $122,000, $41,000 and $406,000 in 1997, 1996 and 1995, respectively. Had interest income on these year-end loans been paid at the contracted rates and due dates, the Company would have recorded additional interest income in 1997, 1996 and 1995 of $26,000, $148,000 and $81,000, respectively.

NOTE F. ALLOWANCE FOR LOAN LOSSES

Changes in the Allowance were as follows:

                                                Year Ended December 31,
                                               ---------------------------
(in thousands)                                   1997      1996       1995
--------------------------------------------------------------------------
Balance at beginning of year                   $2,666    $2,659    $ 4,042
Charge-offs                                      (339)     (289)    (1,333)
Recoveries                                        338       296        375
                                               ------    ------    -------
 Net charge-offs                                   (1)        7       (958)
Provision for loan losses                           -         -       (425)
                                               ------    ------    -------
Balance at end of year                         $2,665    $2,666    $ 2,659
                                               ======    ======    =======

The Company's Allowance was $2.7 million at December 31, 1997 and December 31, 1996. The Allowance represented 2.56% and 2.71% of total loans, and 353.92% and 124.29% of nonperforming loans at December 31,

1997 and December 31, 1996, respectively. See "Management's Discussion and Analysis of Financial Condition and Result of Operations -- Allowance for Loan Losses."

NOTE G. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

                                                                 December 31,
                                                              -------------------
(in thousands)                                                  1997       1996
---------------------------------------------------------------------------------
Land                                                          $    408   $    408
Buildings and building improvements                              2,708      2,663
Leasehold improvements                                             443        371
Equipment                                                        3,630      3,290
                                                              --------   --------
                                                                 7,189      6,732
Less:  Accumulated depreciation
       and amortization                                          3,635      3,304
                                                              --------   --------
                                                              $  3,554   $  3,428
                                                              ========   ========

NOTE H. DEPOSITS

Deposit balances at year end consisted of the following:

                                                                  December 31,
                                                              -------------------
(in thousands)                                                   1997       1996
---------------------------------------------------------------------------------
Noninterest bearing demand deposits                           $  7,599   $  5,790
Interest bearing demand deposits                                17,117     15,090
Savings and escrow deposits                                     34,465     36,445
Time deposits                                                   55,810     57,760
                                                              --------   --------
                                                              $114,991   $115,085
                                                              ========   ========

Included in 1997 and 1996 time deposits are $2,328,000 and $2,186,000, respectively, of deposits of $100,000 or more.

At December 31, 1997, the maturities and weighted average interest rates of time deposits of $100,000 or more were as follows:

                               Balance       Weighted Average
Maturities (in months)      (in thousands)     Interest Rate
--------------------------------------------------------------
3 months or less                   $1,065                5.26%
over 3 - 6                            100                5.07
over 6 - 12                           410                5.33
over 12                               753                5.81
                                   ------
  Total                            $2,328                5.44%
                                   ======

The following is a detail of interest expense paid on deposits for the three years ending December 31, 1997, 1996 and 1995:

                                             December 31,
                                       ------------------------
(in thousands)                          1997     1996     1995
------------------------------------   ------   ------   ------

Interest bearing demand deposits       $  446   $  318   $  357
Savings deposits                          945    1,079    1,286
Other time deposits                     2,915    3,196    3,237
Time deposits of $100,000 or more         153      131       97
                                       ------   ------   ------
                                       $4,459   $4,724   $4,977
                                       ======   ======   ======

NOTE I. BORROWINGS

ADVANCES FROM FEDERAL HOME LOAN BANK ("FHLB") OF BOSTON

Maturities of advances from the FHLB of Boston outstanding at December 31, 1997 are as follows:

                                                Weighted Average
(in thousands)                        Rates        Interest Rate
----------------------------------------------------------------
       1998         $ 4,000      5.32%-5.92%               5.62%
       1999           1,000            6.03%               6.03%
       2001           8,294      6.05%-6.25%               6.16%
                    -------
                    $13,294                                5.99%
                    =======

Under applicable FHLB regulations, member banks are required to maintain at all times an amount of qualified collateral that is at least sufficient to satisfy the established collateral maintenance level. The Bank maintains qualified collateral sufficient to support the FHLB advances well in excess of its current borrowings.

SAVINGS BANK NOTES

On July 24, 1996 the Company borrowed $4.0 million from the Savings Banks and issued the Savings Bank Notes in the aggregate principal amount of $4.0 million as part of the Company's recapitalization plan pursuant to which the Company repaid in full its obligation to the FDIC in the amount of $9.7 million arising under the promissory note issued by the Company to the FDIC in settlement of the FDIC's cross guaranty claim against the Bank. The Savings Bank Notes bear interest at 10.85% annually, payable quarterly. Beginning June 30, 1998, and semi-annually thereafter, principal payments of $200,000 are required. On September 30, 1997, the Company made an unscheduled principal payment to the Savings Banks of $1.0 million, reducing the unpaid principal balance to $3.0 million. At the time the Savings Bank Notes mature on December 31, 2001, the unpaid balance of the Savings Bank Notes, based on the scheduled amortization and the $1.0 million prepayment, will be $1.4 million. The Savings Bank Notes are collateralized by a pledge by the Company of all the shares of common stock of the Bank pursuant to a stock pledge agreement between the Company and the Savings Banks.

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

The Savings Bank Loan Agreement contains certain terms, restrictions and covenants, including covenants restricting the amount of borrowings that may be incurred by the Company and the Bank, and restrictions regarding the conditions under which cash dividends may be paid by the Company. For further information see "Note I -- Borrowings -- Savings Bank Notes."

On September 25, 1997, March 26, 1997, July 24, 1996, May 3, 1996 and November 13, 1995, the Bank paid the Company cash dividends of $1.0 million, $500,000, $3.2 million, $200,000, and $200,000, respectively.

NOTE K. REVERSE STOCK SPLIT

On May 31, 1995, the Company effected a one-for-ten reverse stock split with respect to the issued and outstanding shares of the Company's common stock, which was approved by the Company's stockholders on January 31, 1995. As a result of the reverse stock split, the number of outstanding shares of common stock of the Company was reduced from 6,006,745 shares (determined at the close of business on May 31, 1995) to 600,361 shares. As a result, approximately $5,407,000 was transferred from the Company's common stock account to paid-in capital. All applicable share and per share data appearing in the consolidated financial statements and notes thereto have been retroactively adjusted for the reverse stock split.

NOTE L. BENEFIT PLANS

PENSION PLAN

The Board of Directors of the Bank terminated the Bank's defined benefit plan and implemented a defined contribution plan ("401(k) Plan") for all elgible employees effective August 1, 1997. All employees of the Bank are eligible to participate in the 401(k) Plan upon completion of 1,000 hours of service subsequent to their date of hire. Plan participants may elect to contribute up to 15% of their salary on a pre-tax basis. The Bank provides matching contributions up to 6% of compensation. The Bank incurred expenses relating to the 401(k) Plan totaling $46,000 for the year ended December 31, 1997.

Future benefit accruals under the defined benefit plan were eliminated as of July 31, 1997 and the plan was terminated as of September 30, 1997. The Bank is currently awaiting a determination ruling from the Internal Revenue Service ("IRS") with respect to the termination of the defined benefit plan. Pension expense for the defined benefit plan was $1,000, $3,000 and $14,000 for the years ended December 31, 1997, 1996 and 1995, respectively.

The following table sets forth the defined benefit plan's funded status and amounts recognized in the consolidated financial statements:

                                                             Year Ended December 31,
                                                           ---------------------------
(in thousands)                                                  1997      1996
--------------------------------------------------------------------------------------
Actuarial Present Value of Benefit Obligations:
 Accumulated benefit obligation
  (including vested benefit obligation of
  $1,896 in 1997 and $1,379 in 1996)                           $1,896    $1,449
 Effects of future salary increases                                 -       177
                                                               ------    ------
 Projected benefit obligation                                   1,896     1,626
Fair value of plan assets (primarily listed
 stocks, U.S. bonds and insurance contracts)                    2,387     2,082
                                                               ------    ------
Plan assets in excess of projected benefit obligation             491       456
Unrecognized prior service cost                                     -        (4)
Unrecognized transition amount                                    (68)      (95)
Unrecognized (gain) loss                                           40       (53)
                                                               ------    ------
Prepaid pension expense                                        $  463    $  304
                                                               ======    ------

The components of net pension expense are as follows:

                                                              Year Ended December 31,
                                                           --------------------------
(in thousands)                                               1997      1996      1995
-------------------------------------------------------------------------------------
Service cost - benefits                                    $   69    $   61    $   62
Interest cost of projected benefits                           122       116       110
Actual return on plan assets                                 (164)     (230)     (300)
Net amortization and deferral                                 (26)       56       142
                                                           ------    ------    ------
Net pension expense                                        $    1    $    3    $   14
                                                           ======    ======    ======

The weighted average discount rate used was 7.25%, 7.5% and 7.5% in 1997, 1996 and 1995, respectively, and the increase in future compensation levels used was 5.5% for 1996 and 1995, in determining the actuarial present value of the projected benefit obligation. The expected long-term rate of return on assets was 8.0% for 1997, 1996 and 1995.

The Bank provides no post retirement benefits other than pensions.

STOCK OPTION AND EQUITY INCENTIVE PLAN

The Company adopted the First Coastal Corporation 1996 Stock Option and Equity Incentive Plan (the "Plan") to provide for the grant of options to purchase shares of common stock of the Company to directors and employees of the Company and to employees of any subsidiary of the Company and to permit the award to employees of the Company and of any subsidiary of the Company of shares of common stock as a bonus, which shares may be subject to restrictions based on continued service or performance. The Plan was adopted by the Company's stockholders at its June 1996 annual meeting. During 1996, 6,000 options were granted to directors which vested immediately and 51,000 options were granted to executive officers and other key employees which vest over a three year period. In 1997, 2,500 options were granted to directors which vest immediately and 15,000 options were granted to executive officers which vest over a three year period. Options granted under the Plan must have an exercise price not less than the fair market value of a share of common stock on the date of grant of the option (or 110% in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding common stock).
The option's maximum term is 10 years (or five years in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding common stock). Upon adoption of the Plan, there were 130,000 shares of common stock of the Company reserved for issuance in connection with option grants and restricted stock awards. At December 31, 1997, there were 59,500 shares of common stock of the Company reserved for issuance in connection with options available for grant and restricted stock awards.

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

                                         1997                      1996
                               -----------------------   -----------------------
                               As reported   Pro Forma   As Reported   Pro Forma
                               -----------   ---------   -----------   ---------
Net income (in thousands)           $1,262      $1,243        $6,385      $6,337

Basic earnings per share            $  .93      $  .91        $ 6.85      $ 6.80

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during 1997 and 1996, respectively: dividend yield of 0.0%, expected volatility of 35%, risk free interest rate of 6.83% and expected term of options equal to 7 years.

A summary of the status of the Plan as of December 31, 1997 and 1996, and changes during the year then ended is presented below:

                                                            1997                                1996
                                               ---------------------------------    --------------------------------
                                                                       Weighted                            Weighted
                                                                Average Exercise                    Average Exercise
                                                   Shares        Price Per Share        Shares       Price Per Share
                                               ---------------   ----------------   --------------   ----------------
Outstanding at beginning of year                   57,000               $5.59                  -                 -
       Granted                                     17,500              $14.45             57,000              $5.59
       Exercised                                   (1,333)              $5.00                  -                  -
       Forfeited                                   (2,667)              $5.00                  -                  -
                                                   ------                                 ------
Outstanding at end of year                         70,500               $7.82             57,000              $5.59
                                                   ======                                 ======

The following table summarizes information about the Plan's stock options at December 31, 1997 and 1996:

                                           Options Outstanding                         Options Exercisable
                          ----------------------------------------------------   --------------------------------
            Range of               Number     Weighed-average         Weighted             Number        Weighted
            Exercise          Outstanding           Remaining          Average        Exercisable         Average
            Prices         at December 31    Contractual life   Exercise Price     at December 31  Exercise Price
-----------------------------------------------------------------------------------------------------------------
1997        $ 5.00-$ 7.25        53,000           8.6 years          $ 5.64             21,667           $ 5.52
            $ 9.63-$15.25        17,500           9.9 years          $14.45              2,500           $ 9.63

1996        $ 5.00-$ 7.25        57,000           9.5 years          $ 5.59              6,000           $ 5.00

In addition, during 1996 the Company made restricted stock awards in the aggregate amount of 7,500 shares of stock to certain executive officers. The stock vests ratably over a three year period beginning May 2, 1996, subject to acceleration upon the occurrence of certain events described within the individual restricted stock agreements. At December 31, 1997, 3,333 shares of stock have not yet vested and the related compensation expense of approximately $18,000 has not been recognized.

NOTE M.  INCOME TAXES

A summary of income tax expense (benefit) is as follows:

                         December 31,
                    -----------------------
(in thousands)      1997      1996     1995
-------------------------------------------
Current                 -   $   (48)      -
Deferred            $ 679    (4,811)
                    -----   -------    ----
                    $ 679   $(4,859)      -
                    =====   =======    ====

A reconciliation of the difference between income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                                     Year Ended December 31,
                                                  -----------------------------
(in thousands)                                       1997      1996       1995
-------------------------------------------------------------------------------
Federal income tax at statutory rate                 $ 660   $   519    $   564
Increase (decrease) resulting from:
 Expiration of capital loss carryforwards                -         -      2,060
 Change in net operating loss carryforwards              -         -       (253)
 Expiration of net operating loss carryforwards          -     1,180          -
 Change in valuation allowance                           -    (6,773)    (2,454)
 Other items, net                                       19       215         83
                                                     -----   -------    -------
Income tax expense (benefit)                         $ 679   $(4,859)   $     0
                                                     =====   =======    =======

Significant components of deferred income tax assets and liabilities at December 31, 1997 and 1996 are presented below:

                                                                       December 31,
                                                                    ------------------
(in thousands)                                                        1997       1996
--------------------------------------------------------------------------------------
Deferred tax assets:
 Loans, principally due to allowance for losses                     $  906     $  907
 REO, principally due to writedowns                                      7        167
 Mark to market adjustments                                            (24)        27
 Deferred loan fees                                                     47         10
 Reserve for mortgage servicing rights                                  45         45
 Investment writedowns                                                   -         17
 Federal net operating loss credit and tax credit carryforward       3,604      3,980
 Investment tax credit carryforward                                     77         77
 Other                                                                  (6)        21
                                                                    ------     ------
Total gross deferred tax assets before valuation reserve             4,656      5,251
 Valuation reserve                                                     (77)       (77)
                                                                    ------     ------
Total gross deferred tax asset                                       4,579      5,174
                                                                    ------     ------
Deferred tax liabilities:
 Difference between tax and book basis of fixed assets                 210        163
 Capital loss on stock transaction                                      74          -
 Other                                                                 200        200
                                                                    ------     ------
Total gross deferred tax liabilities                                   484        363
                                                                    ------     ------
     Net deferred taxes                                             $4,095     $4,811
                                                                    ======     ======

The deferred tax asset and offsetting valuation allowance were principally the result of the Company's accumulation of net operating loss ("NOL") carryforwards. The deferred tax asset represents the estimated amount of future deductions for tax reporting purposes previously expensed for financial reporting purposes, and the benefit from future income taxes the Company will not have to pay as a result of the NOL carryforwards. Previously, a 100% valuation allowance was maintained against the deferred tax asset as there were significant uncertainties regarding the Company's future and its ability to utilize its NOL carryforwards through sustained, profitable operations. Management believes that the completion of the July 1996 recapitalization, the payoff of the $9.0 million FDIC Note and the improved financial condition of the Company reduced the uncertainties relating to the Company's ability to realize the benefits of the deferred tax asset. During 1996 the valuation allowance against the deferred tax asset (in accordance with SFAS No. 109) was reduced by $4,811,000. The remaining valuation reserve of $77,000 represents the belief of the Company that the current investment tax credit carryforwards of $77,000 will expire unutilized.

At December 31, 1997, the Company had a NOL carryforward for federal income tax return purposes of approximately $10.4 million available to offset future taxable income. The NOL carryforward for federal income tax return purposes will expire in the years 2007 to 2011. If there is a subsequent "change of ownership" of the Company as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company's NOL carryforwards are subject to limitation as provided by the Code. In order to help maintain the benefit of the deferred tax asset, the Company amended its Restated Certificate of Incorporation in June of 1996 to provide that absent approval by the Company's Board of Directors no person shall become or make an offer to become a beneficial owner of five percent or more of the Company's voting stock for a three year period, which provision expires June 11, 1999.

As of December 31, 1996, the Company had an Investment Tax Credit carryforward which will expire in the years 1997 to 2000, of approximately $77,000 available to offset future federal income taxes.

NOTE N.  COMMITMENTS AND CONTINGENCIES

UNFUNDED LOAN COMMITMENTS

Unfunded loan commitments for December 31, 1997 and 1996 were approximately $14.2 million and $11.2 million, respectively, consisting primarily of home equity lines of credit secured by real estate. There were no standby letters of credit for the years ended December 31, 1997 and 1996.

The breakdown of such loan commitments is as follows:

(in thousands)                                        1997      1996
----------------------------------------------------------------------
Real estate:
 Commitments to originate residential mortgages      $ 1,903   $ 1,150
 Commitments to originate commercial mortgages         1,700     1,400
Unadvanced portions of construction loans                620       990
Commercial lines of credit (unused)                    2,651       837
Consumer lines of credit (unused)                      7,288     6,849
                                                     -------   -------
Total                                                $14,162   $11,226
                                                     =======   =======

Loan commitments include unfunded portions of real estate, construction and other loans and unused lines of credit. Loan commitments are subject to the same credit policies as loans and generally have expiration dates and termination clauses.

LEASE OBLIGATIONS

The Company currently leases two of its seven branches and has a ground lease relating to a third branch (rental expense for this ground lease is zero until June 17, 2000) under terms of operations leases which include renewal options ranging from one to five years. On October 6, 1997, the Bank entered into a lease agreement to open a branch in downtown Portland, with an anticipated opening date in the first quarter of 1998. The lease payments for this new branch are reflected in the table below. Rental expense totaled approximately $91,000, $77,000 and $75,000 for the three years ended December 31, 1997, 1996 and 1995, respectively.

Approximate minimum lease payments over the remaining term of the leases at December 31, 1997 are as follows:

(in thousands)                                            December 31,
----------------------------------------------------------------------
                                    1998                       $119
                                    1999                        123
                                    2000                        136
                                    2001                         60
                                    2002                         55
                                                               ----
                                                               $493
                                                               ====

LITIGATION

As of December 31, 1997, there were various claims and lawsuits pending against the Company incidental to the ordinary course of business. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial position or results of operations.

NOTE O. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

CONCENTRATION OF COMMERCIAL REAL ESTATE ASSETS

At December 31, 1997, the Bank had approximately $49.1 million of commercial real estate mortgage loans, representing 47.1% of total loans at such date, comprised primarily of loans collateralized by apartment buildings, mixed use commercial buildings, retail buildings, office buildings and other income producing properties. The Bank's concentration of commercial real estate assets (representing commercial real estate loans and real estate owned) was 33.5% and 34.6% of total assets at December 31, 1997 and 1996, respectively. At December 31, 1997, the Bank also had approximately $5.2 million of commercial business loans.

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

NOTE P.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments as determined under SFAS No. 107 are as follows:

                                        December 31, 1997     December 31, 1996
                                       -------------------   -------------------
                                         Book       Fair       Book       Fair
(in thousands)                          Value      Value      Value      Value
------------------------------------   --------   --------   --------   --------

Financial Assets:
  Cash and cash equivalents /(1)/       $  7,554   $  7,554   $11,453    $11,453
  Investment securities /(2)/
    Available for sale (at market value)  15,887     15,887    16,890     16,890
    Held-to-maturity                       7,000      6,973     9,802      9,710
  Federal Home Loan Bank stock             1,315      1,315     1,315      1,315
 Loans held for sale                       3,565      3,565     1,490      1,490
 Loans, net of allowance /(3)/           101,500    104,951    95,849     97,284

Financial Liabilities:
  Deposits /(4)/                        $114,991   $115,330  $115,085   $112,373
  Borrowings /(5)/                        16,294     18,039    19,000     18,810
--------------------

/(1)/ The carrying amount of cash and cash equivalents approximates fair value due to their short maturity.
/(2)/ The fair value of investment securities is based on quoted market prices, if available. If prices are not available, quotes for similar instruments and/or information supplied to management is used.
/(3)/ The fair market value for fixed and adjustable rate loans was estimated using the discounted cash flow analysis. Variable rate loans are considered to be at fair value, since such loans change directly with the market rates. The estimated fair values of nonperforming loans are calculated by using book value less the specific amount of allocated reserve from the allowance for loan losses.
/(4)/ For deposit liabilities with no defined maturities, the fair value is the amount payable on demand. Term deposits were estimated using the discounted cash flow analysis.
/(5)/ The fair value for FHLB borrowings and the Savings Bank Notes was estimated using the discounted cash flow analysis.

NOTE Q. EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share ("EPS") calculations:

                                                              For the years ended December 31,
                          ---------------------------------------------------------------------------------------------------------
                                      1997                                    1996                                 1995
                          ---------------------------------   ---------------------------------   ---------------------------------
                                            Number      Per                     Number      Per                     Number      Per
                             Income      of Shares    Share      Income      of Shares    Share      Income      of Shares    Share
                          Numerator    Denominator   Amount   Numerator    Denominator   Amount   Numerator    Denominator   Amount
                          ---------------------------------   ---------------------------------   ---------------------------------

NET INCOME                $1,262,000                          $6,385,000                          $1,660,000

BASIC EPS
Income available to
 common stockholders       1,262,000     1,358,730    $0.93    6,385,000       933,578    $6.84    1,660,000       600,361    $2.77

Effect of dilutive
 securities options                         32,542                               6,902                                   -

DILUTED EPS
Income available to
 common stockholders
 and assumed
     conversions          $1,262,000     1,391,272    $0.91   $6,385,000       940,480    $6.79   $1,660,000       600,361    $2.77
                          ==========    ==========            ==========   ===========            ==========   ===========

Outstanding options to purchase 15,000 shares of common stock at $15.25 were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares.


NOTE R. FIRST COASTAL CORPORATION
        (UNAUDITED PARENT COMPANY ONLY)
        FINANCIAL INFORMATION

BALANCE SHEETS

                                                                       December 31,
                                                                   -------------------
(in thousands)                                                       1997       1996
--------------------------------------------------------------------------------------
ASSETS
Cash                                                                $   142    $   261
Investment in subsidiaries                                           14,504     14,173
Deferred tax asset                                                    3,076      2,850
Other assets                                                            106        164
                                                                    -------    -------
  Total assets                                                      $17,828    $17,448
                                                                    =======    =======
LIABILITIES
Savings Bank Notes                                                  $ 3,000    $ 4,000
Other liabilities                                                        20         60
Stockholders' equity                                                 14,808     13,388
                                                                    -------    -------
  Total liabilities and stockholders' equity                        $17,828    $17,448
                                                                    =======    =======

STATEMENTS OF OPERATIONS

                                                             Year Ended December 31,
                                                          ----------------------------
(in thousands)                                             1997       1996       1995
--------------------------------------------------------------------------------------
Dividends                                                 $1,500    $ 3,400    $   200
Interest Income                                               12          7          4
                                                          ------    -------    -------
                                                           1,512      3,407        204
Interest Expense:
 FDIC Note                                                     -        335        419
 Savings Bank Notes                                          477        190          -
                                                          ------    -------    -------
                                                             477        525        419
                                                          ------    -------    -------
Net Interest Income (loss)                                 1,035      2,882       (215)
Operating Expenses:
 Salary and benefits                                          12          5          -
 Stockholder relations                                        48        117         76
 Professional fees                                            58        177        293
 Other                                                        61          3         14
                                                          ------    -------    -------
                                                             179        302        383
Income (loss) before income tax and equity in
 undistributed net income of subsidiaries                    856      2,580       (598)
Income tax benefit                                          (226)    (2,850)         -
Equity in undistributed net income of subsidiaries           180        955      2,258
                                                          ------    -------    -------
NET INCOME                                                $1,262    $ 6,385    $ 1,660
                                                          ======    =======    =======

STATEMENTS OF CASH FLOWS
                                                          Year Ended December 31,
                                                       ------------------------------
(in thousands)                                           1997       1996       1995
-------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
Net income                                             $ 1,262    $ 6,385    $ 1,660
 Increase (decrease) in interest payable                     -       (419)       419
 Net change in other assets                               (168)    (2,853)         6
 Net change in other liabilities                           (40)        35        (18)
 Equity in undistributed earnings of subsidiaries         (180)      (955)    (2,258)
                                                       -------    -------    -------
Net cash provided (used) by operating activities           874      2,193       (191)

FINANCING ACTIVITIES:
 Proceeds from issuance of Savings Bank Note                 -      4,000          -
 Payment on borrowings                                  (1,000)    (9,000)         -
 Finance cost associated with Savings Bank Note              -       (116)         -
 Net proceeds from sale of common stock                      7      3,085          -
                                                       -------    -------    -------
Net cash used by financing activities                     (993)    (2,031)         -
                                                       -------    -------    -------
Increase (decrease) in cash and cash equivalents          (119)       162       (191)
Cash and cash equivalents at beginning of year             261         99        290
                                                       -------    -------    -------
Cash and cash equivalents at end of year               $   142    $   261    $    99
                                                       =======    =======    =======
SUPPLEMENTAL DISCLOSURES OF INFORMATION
 Interest paid on borrowings                           $   477    $   944          -

NON-CASH INVESTING AND FINANCING ACTIVITIES
 Change in unrealized holding gains (losses) on
   investment securities available for sale            $   151    $  (117)   $   323
 Issuance of restricted stock                                     $    38          -

See Note J for restrictions on the payment of dividends by Subsidiary to the Company.

NOTE S. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                               Quarter Ended,
                                                            ---------------------------------------------------
(in thousands, except share and per share information)            3/31          6/30       9/30        12/31
---------------------------------------------------------------------------------------------------------------
1997
----
Interest income                                             $    2,844    $    3,011   $    3,002    $    3,037
Interest expense                                                 1,455         1,491        1,521         1,409
                                                            ----------    ----------   ----------    ----------
Net interest income                                              1,389         1,520        1,481         1,628
Provision for loan losses                                            -             -            -             -
Noninterest income                                                 135           143          174           168
Securities and loan sales gains                                    126           114          109            21
Operating expense                                                1,244         1,231        1,252         1,340
                                                            ----------    ----------   ----------    ----------
Income before income taxes                                         406           546          512           477
Income tax expense                                                 139           195          178           167
                                                            ----------    ----------   ----------    ----------
Net income                                                  $      267    $      351   $      334    $      310
                                                            ==========    ==========   ==========    ==========
Basic earnings per share:
  Weighted average shares outstanding                        1,357,861     1,358,652    1,359,194     1,359,194
  Earnings per share                                        $      .20    $      .26   $      .25    $      .23
                                                            ==========    ==========   ==========    ==========
Diluted earnings per share:
  Weighted average shares outstanding                        1,370,414     1,373,571    1,377,562     1,391,736
  Earnings per share                                        $      .19    $      .26   $      .24    $      .22
                                                            ==========    ==========   ==========    ==========
1996
----
Interest income                                             $    3,003    $    2,792   $    2,753    $    2,783
Interest expense                                                 1,492         1,424        1,360         1,377
                                                            ----------    ----------   ----------    ----------
Net interest income                                              1,511         1,368        1,393         1,406
Provision for loan losses                                            -             -            -             -
Noninterest income                                                 132           498          144           171
Securities and loan sales gains (losses)                            (1)           15           19            12
Operating expense                                                1,305         1,325        1,298         1,214
                                                            ----------    ----------   ----------    ----------
Income before income taxes                                         337           556          258           375
Income tax benefit                                                   -             -          (48)       (4,811)
                                                            ----------    ----------   ----------    ----------
Net income                                                  $      337    $      556   $      306    $    5,186
                                                            ==========    ==========   ==========    ==========
Basic earnings per share:
  Weighted average shares outstanding                          600,361       600,361    1,160,252     1,357,861
  Earnings per share                                        $      .56    $      .93   $      .26    $     3.82
                                                            ==========    ==========   ==========    ==========
Diluted earnings per share:
  Weighted average shares outstanding                          600,361       600,361    1,165,070     1,363,943
  Earnings per share                                        $      .56    $      .93   $      .26    $     3.80
                                                            ==========    ==========   ==========    ==========

NOTE T.  SUBSEQUENT EVENTS

On February 25, 1998 the Board of Directors of the Company adopted a Stockholders Rights Plan in which preferred stock purchase rights have been granted as a dividend at the rate of one Right for each share of Common Stock held of record as of the close of business on March 10, 1998. The Rights will be exercisable only if a person or group in the future becomes the beneficial owner of 10% or more of the Common Stock or announces a tender or exchange offer which would result in its ownership of 10% or more of the Common Stock.

Each Right, when exercisable at $50.00 per Right, would entitle the holder thereof to purchase 1/10th of a share of a newly created series of preferred stock of the Company designated as "Series A Junior Participating Preferred Stock." Each holder of a Right, other than the acquiring person, would be entitled to purchase a certain number of shares of Common Stock of the Company for each right at one-half of the then-current market price. If the Company is acquired in a merger, or 50% or more of the Company's assets are sold in one or more related transactions, each Right would entitle the holder thereof to purchase common stock of the acquiring company at half of the then-current market price of such common stock.

When exercisable, the Board of Directors may exchange one share of Common Stock for each Right, other than Rights held by the acquiring person. The Rights are redeemable for $.001 per Right until becoming exercisable and will expire on February 24, 2008.

-------------------------------------------------------------------------------
CORPORATE AND STOCKHOLDER INFORMATION
-------------------------------------------------------------------------------

FIRST COASTAL CORPORATION

DIRECTORS

NORMAND E. SIMARD
Chairman of the Board
First Coastal Corporation and
Coastal Bank
President
York County Biscuit Company

GREGORY T. CASWELL
President and Chief Executive Officer
First Coastal Corporation and
Coastal Bank

DENNIS D. BYRD
Treasurer
First Coastal Corporation
Executive Vice President, Chief Financial
Officer and Treasurer
Coastal Bank

MARYELLEN FITZGERALD
President/Owner
Critical Insights
Marketing Research

DAVID B. HAWKES, SR.
Business Consultant/Owner
Cloudhawk, Inc.

ROGER E. KLEIN
President
Interest Rate Futures Research Corporation
Investment Advisor

EDWARD K. SIMENSKY
President
Simensky & Thomson
Accountants

CHARLES A. STEWART III
Treasurer
M.C.S. Enterprises
Real Estate Investment

OFFICERS

GREGORY T. CASWELL
President and Chief Executive Officer
DENNIS D. BYRD
Treasurer
PATRICIA J. BRIAND
Secretary

--------------------------------------------------------------------------------
COASTAL BANK

CORPORATE OFFICE
Colonel Westbrook Executive Park
36 Thomas Drive
Westbrook, ME 04092
(207) 774-5000

DIRECTORS

Normand E. Simard, Chairman of the Board
Dennis D. Byrd
Gregory T. Caswell
MaryEllen FitzGerald
David B. Hawkes, Sr.
Roger E. Klein
Edward K. Simensky
Charles A. Stewart III

OFFICERS

GREGORY T. CASWELL
President and Chief Executive Officer
DENNIS D. BYRD
Executive Vice President, Chief Financial Officer and Treasurer

OFFICERS (CONT.)

ROBERT S. BLACKWOOD, JR.
Senior Vice President, Commercial Lending
EDWARD M. WILLIAMS
Senior Vice President Retail Banking
KEVIN G. CLOUTIER
Vice President and Controller
DAVID C. CYR
Vice President, Credit Administration
CYNTHIA M. MCDOUGALL
Vice President, Residential Lending
EUGENE R. MCKENNA
Vice President, Commercial Lending
JANET S. ROSS
Vice President, Commercial Lending
VENITA M. SMITH
Vice President, Human Resources
TIMOTHY J. TOWER
Vice President, Commercial Lending
DANIEL P. WALSH
Vice President, Commercial Lending
STEPHEN D. LOVEJOY
AVP, Business Development/Branch Mgr.
DEBRA J. MCPHAIL
AVP, Deposit Operations/Security
LAURIE L. MOONEY
AVP, Branch Manager
MAUREEN E. PRIDE
AVP, Business Banking Marketing Mgr.
PATRICIA J. BRIAND
Secretary

BRANCH OFFICES

120 Exchange Street
Portland, ME 04101
  Robert S. Blackwood, SVP
  Commercial Lending

83 Maine Street
Brunswick, ME 04011
  Stephen D. Lovejoy, AVP/Manager

14 Gurnett Road
Brunswick, ME 04011
  Teri L. Dutton, Branch Manager

47 Topsham Fair Mall Road
Topsham, ME 04086
  Kevin Concaugh, Manager

165 Main Street
Freeport, ME 04032
  Lisa M. Esposito, Manager

36 Thomas Drive
Westbrook, ME 04092
  Debra J. McPhail, AVP

32 Saco Valley Shopping Center
Saco, ME 04072
  Laurie L. Mooney, AVP/Manager

45 Portland Road
Kennebunk, ME 04043
  Lisa A. St. Lawrence, Manager

-------------------------------------------------------------------------------
CORPORATE AND STOCKHOLDER INFORMATION
-------------------------------------------------------------------------------

CORPORATE HEADQUARTERS
First Coastal Corporation
Colonel Westbrook Executive Park
36 Thomas Drive
Westbrook, ME 04092
(207) 774-5000

ANNUAL MEETING
The 1998 Annual Meeting of the Stockholders of First Coastal Corporation will be held at 10:00 a.m. on Tuesday, May 19, 1998 at the Portland Marriott, South Portland, Maine.

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

TRANSFER AGENT/REGISTRAR
ChaseMellon Financial Services
111 Founders Plaza, Suite 1100r
East Hartford, CT 06108

INDEPENDENT ACCOUNTANTS
Coopers & Lybrand L.L.P.
130 Middle Street
Portland, ME 04104

LEGAL COUNSEL
Bernstein Shur Sawyer & Nelson
100 Middle Street
Portland, ME 04104

Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington,  D.C. 20004

FORM 10-K
The Corporation's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request. Requests should be addressed to: Investor Relations, First Coastal Corporation, 36 Thomas Drive, Westbrook, ME 04092

INTERNET ADDRESS
First Coastal Corporation
  www.firstcoastal.com
Coastal Bank
  www.coastalbankme.com

                                       57