Form 10-K, Exhibit 13
period 1998-12-31
FIRST COASTAL CORP
filed 1999-03-30
CIK 802763

                                                                      Exhibit 13

First Coastal Corporation


1998


ANNUAL


REPORT



including its subsidiary
Coastal Bank

 Letter to Stockholders                                                  1

 Selected Consolidated Financial Data                                    4

 Management's Discussion and Analysis of Financial Condition and
 Results of Operations                                                   6

 Market for Registrant's Common Equity and Related
 Stockholder Matters                                                    26

 Report of Independent Accountants                                      27

 Consolidated Financial Statements                                      28

 Notes to Consolidated Financial Statements                             33

 Corporate and Stockholder Information                                  51

PRESIDENT'S LETTER
     [Photo]


TO OUR STOCKHOLDERS:

     Significant progress was made on a number of fronts at First Coastal Corporation ("First Coastal" or the "Company") in 1998. The most noteworthy achievements were continued stable earnings, strong asset quality, significant deposit and balance sheet growth and, most importantly, the continued implementation and refinement of our strategic plan which management and the Board of Directors believes will have a favorable long term impact on the Company. We are pleased to have the opportunity to bring our stockholders up to date on the transformation that is currently underway at First Coastal Corporation.

The Challenge, circa early 1997...

     While the 1996 recapitalization brought to an end a period of financial risk that for years had threatened the Company's solvency, entering 1997 First Coastal was still a company with significant issues. Even while the Company's financial health was improving during the period leading up to the recapitalization, the market presence of Coastal Bank (the "Bank"), the Company's operating subsidiary, had declined considerably because of the extended period of financial distress it had endured, as well as management's long running need to focus on the major crises of this period: the Bank's financial condition, the Federal Deposit Insurance Corporation's cross guaranty claim against the Bank (which resulted from the Suffield Bank failure), and the 1996 recapitalization related to the settlement of the cross guaranty claim. Although the Company's fiscal soundness had been largely restored, the years of severe difficulties, controlled downsizing, limited ability to develop and promote new or existing products, and the negative publicity attendant to the Company's problems (until the recapitalization was completed), all contributed significantly to the Bank's smaller size and reduced market presence.

     An additional key issue facing the Company was the lack of a synergistic branching network. The Company's seven branch network was spread along the Southern coast of Maine over a distance of approximately fifty miles. While Brunswick, Topsham and Freeport were well supported by four branches, the area between Freeport and Kennebunk, representing the State's most heavily populated and strongest economic area, was serviced by only three branches. These were the Saco and Kennebunk branches, and our Westbrook operations center and branch. During the first half of 1997 management conducted an extensive strategic planning process with the goal of identifying a long term plan that would enhance First Coastal's prospects for future growth and profitability. We believe that we have been successful in developing such a plan.

Interim Plan Progress, 1998...

     The Bank's new downtown Portland branch, with a primary focus on providing commercial banking services to the Portland market, opened in March 1998, under the name Coastal Business Bank. Although small in size, the facility is well located near the center of the city's financial and legal services district, and offers a drive through and pedestrian walk-up service. Staffed with two experienced commercial lenders, we have been pleased with the commercial loan volume and deposit growth achieved from this location. The opening of the Portland office also marked the introduction of Coastal Business Bank, a division of Coastal Bank. The signage on the Portland location, and all business cards and letterhead utilized by all of the Bank's commercial lenders, commercial loan staff, commercial deposit professionals and myself, as well as all commercial product offering and promotional materials, carry the name Coastal Business Bank. It has proven to be an effective means for us to differentiate Coastal (Business) Bank from other financial institutions.

     In May 1998 the Bank launched its new Internet banking product for businesses, Coastal Business PC, along with our newly developed business cash management program. Utilizing state-of-the-art web browser technology, this on-line, real-time system offers businesses more convenience and the ability to more effectively utilize their cash by allowing them to instantly transfer funds among their Coastal Bank accounts, and between Coastal and other banks; have instant access to key information; and retrieve images of cleared checks prior to receiving their statement. The same system is well-suited for a retail Internet product, which the Bank expects to implement sometime in 2000. Also during 1998 the web sites for both First Coastal (www.firstcoastal.com) and Coastal Bank (www.coastalbankme.com) were improved and now contain current and useful information on a continuous basis.

     During the course of 1998 three other events either took place, or were set in motion, that are expected to have a substantial impact on the future and strategic direction of the Company. The first was the September sale of the Bank's combination main office, branch and operations center, located at 36

Thomas Drive, Westbrook. Although the price received was favorable, and the Company recorded a pre-tax gain of $539,000 in the third quarter related to this sale, the significance of this transaction lies much more in the opportunity it provides for the Company to accelerate improvements to its branching network and overall market presence. We are presently searching for a new combination main office, branch and operations center. Our goal is for this facility to be located in a much more visible and accessible Portland location than our Westbrook facility was. Though the operating expenses associated with the new facility will be higher, we anticipate that the improved visibility gained from being better located should result in enhanced customer awareness of Coastal Bank in the Greater Portland market.

     The prospect of selling the Westbrook facility on favorable terms caused management to consider a more pro-active, accelerated approach to the branching issue. This evaluation led to the second event, the pending sale of our Kennebunk branch. Though the branch has served the Bank well for a number of years, its location is not synergistic to the rest of our branch network and does not offer the long term growth opportunities we believe are available elsewhere. The plan to sell the branch was announced in December 1998 and a definitive purchase and assumption agreement was executed in February 1999. The sale, which remains subject to regulatory approvals, is expected to close in May 1999, at which time an estimated pre-tax gain of $1.1 million to $1.2 million is anticipated to be recorded.

     The third event was the Company's sale of its residential mortgage servicing portfolio. The decision to sell the approximately $44 million portfolio was based upon management's evaluation of the profitability associated with the origination, sale and servicing of secondary market residential mortgage loans. The evaluation led to the conclusion that the Bank did not have the economies of scale necessary to compete effectively on the servicing side of the business. As a result, the portfolio was sold effective November 30, 1998, with a pre-tax gain in the amount of $460,000 recorded in the first quarter of 1999 following the final settlement on January 31, 1999. The Company intends to continue to be an active residential lender (including secondary market loans), with saleable residential loans going forward expected to be sold on a servicing released basis.

Financial Results, 1998...

     The Company's 1998 net income, which included the pre-tax gain of $539,000 associated with the sale of the Westbrook facility, equaled $1.6 million, or $1.13 per share fully diluted. This reflected a modest $97,000 increase in pre-tax income (excluding the gain on the Westbrook facility and loan and securities sales gains), as compared to 1997. Asset quality reflected further improvement, with the level of nonperforming assets declining 30.8% to $566,000, a level considered so low as to be non-sustainable.

     Total assets increased $45.0 million (30.7%), to $191.4 million in 1998. The asset growth was largely fueled by a $33.6 million increase in total deposit balances, as well as a $9.3 million increase in borrowings from the Federal Home Loan Bank. The 29.2% increase in total deposits was largely due to the success of the Bank's new High Rise Savings product, which generated $28.9 million (86% of total deposit growth) in net new deposits.

     The Bank's asset growth was almost totally represented by increases in cash and cash equivalents, equaling $25.0 million, and investment securities, equaling $24.2 million. The large increase in the level of these lower yielding assets (as a percentage of total assets) contributed significantly to declines in the yield on average earning assets, net interest rate spread and net interest margin. However, the Company's net interest income increased $474,000 (7.9%) in 1998 as compared to 1997, and it is anticipated that the aforementioned ratios relating to the return on earning assets will improve to the extent that the Company reduces the percentage of assets allocated to these lower yielding categories and increases loan balances as a percentage of total assets.

     While total loans increased only $1.6 million in 1998, the level of originations was encouraging. Although residential mortgage loan balances remained essentially unchanged, residential originations increased $6.1 million, to $24.3 million (33.6%) as compared to 1997. It should be noted, however, that a reduction in the level of refinances going forward could have an adverse impact on the level of residential mortgage loans generated, even though it is the Bank's intention to become less reliant on refinances as a source of residential mortgage loan business. The progress made in 1998 in the commercial lending area was particularly encouraging. While balances increased a modest $4.0 million, this was largely due to higher-than-typical loan prepayments resulting from a combination of the generally lower 1998 interest rate environment (which resulted in many borrowers seeking refinances at lower rates), increased competition from the commercial real estate conduit market and a low percentage of the Bank's commercial real estate loans protected by prepayment penalties at that time. Commercial loan volume (new loans and lines of credit closed) actually increased approximately 50% in 1998, as compared to 1997, and the Bank was successful in significantly increasing the percentage of commercial loans protected by prepayment penalties.

The Opportunity, circa early 1999...

     In light of the progress made developing and implementing the Company's long term strategic plan over the past two years, it is becoming easier to envision what the future may hold for First Coastal. From a branching standpoint, our current objective is to move by the end of 2000, and hopefully no later than the end of 2001, from a total of seven branches (as was the case in early 1998), with a large gap in our "network," to ten branches, five of which would be located in the Greater Portland market. One of the five branches was put in place in March 1998, downtown Portland. Another will represent a replacement for our current Westbrook facility and will, ideally, provide the Bank with a visible, well located combination main office, branch and operations center, most likely located in Portland. Of the other three remaining branches contemplated one, in essence, offsets the sale of our Kennebunk branch, while the other two will be net new additions to our branching system. While this expansion and restructuring of our branching network would represent significant growth and change within a relatively short period of time for a banking company the size of First Coastal, we believe this initiative makes a lot of sense. Three large, multi-state holding companies, against whom we believe we compete very effectively, have a substantial presence in the Greater Portland market, holding in excess of 80% of area deposits. This substantial presence is largely the result of past bank consolidations and the extensive branching networks these banks enjoy. By way of example, each of these banks has a minimum of six branches in Portland and two in South Portland, as well as branches in smaller, outlying communities. By contrast, no other bank has more than one branch in Portland. In our view, this situation presents an excellent opportunity for a community bank to increase its presence in the valuable Greater Portland market by doing the things that we do well, providing excellent, responsive customer service and providing the banking products people need. Of course, while we believe that our branching strategy can be realized, there is no assurance that we will be successful in accomplishing all of our objectives.

     We continue to believe that commercial lending represents an area in which we can excel and develop a sustainable strategic advantage over much of our competition. We believe that our combination of expertise, size and other factors provides us with the ability to consistently deliver better and more reliable service to a customer base that routinely demands this as a critical business need. Over the past two years we have made significant strides in developing an exceptionally capable commercial lending and deposit team, along with the products businesses require. We expect the continued growth of this area to be a critical component of First Coastal's future.

     The combination of the branching initiative currently underway, the expansion of the Bank's retail banking programs, increased residential lending activity and the implementation of the Bank's commercial banking business plan, are anticipated to lead to enhanced growth opportunities for First Coastal over the next five years. Most of this growth is expected to occur in years subsequent to 1999, as the Kennebunk sale is expected to occur in 1999 and the initial new branches planned are not anticipated to come into operation until late 1999 or early 2000, and the later branches contemplated would not be complete until the end of 2000 or 2001. During the period the branches are becoming operational, and until they meet and exceed their breakeven points, this initiative is expected to have a dampening effect on earnings. However, to the extent critical mass is achieved within the branches, particularly in the areas of deposit balances and retail loan volume, and the Bank's overall loan and deposit balances grow, we expect that the Company's operating results should begin to improve over the last-half of this five year period. We are confident the steps we are taking will ultimately enhance shareholder value.

     While any number of factors could have an adverse effect on the success of our plan, including a downturn in the economy, changes in consumer or business banking trends, or various competitive factors, and there is risk in a more aggressive plan such as the one outlined here as opposed to a more conservative alternative, we firmly believe this is the correct course of action for the Company. It will take a tremendous amount of work on the part of management, staff and the Board of Directors to successfully implement the plan. However, this is a commitment we are willing to make, and our history over the past several years reflects an ability on our part to successfully meet significant challenges. We look forward to your continued support.


Gregory T. Caswell
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA

Selected Consolidated Financial Data of First Coastal Corporation

The following table sets forth, in summary form, certain selected financial data of First Coastal Corporation (the "Company") as of and for each of the five years in the period ended December 31, 1998.


                                                                            Year Ended December 31,
                                                           -------------------------------------------------------
(dollars in thousands, except share and per share data)       1998        1997       1996       1995       1994
---------------------------------------------------------  ----------  ----------  ---------  ---------  ---------
Statement of Operations Data:
Interest income                                            $   13,059  $   11,894  $ 11,331   $ 11,707   $ 11,780
Interest expense /(1)/                                          6,567       5,876     5,653      5,850      5,726
                                                           ----------  ----------  --------   --------   --------
Net interest income before provision for loan losses            6,492       6,018     5,678      5,857      6,054
Provision for loan losses                                           -           -         -       (425)       107
                                                           ----------  ----------  --------   --------   --------
Net interest income after provision for loan losses             6,492       6,018     5,678      6,282      5,947
Investment securities/loan gains                                  215         370        45         13         30
Noninterest income /(2)(3)/                                     1,166         620       945        559        399
Operating expenses /(4)/                                        5,450       5,067     5,142      5,194      6,278
Income tax expense (benefit) /(5)/                                859         679    (4,859)         -          -
                                                           ----------  ----------  --------   --------   --------
Income before Extraordinary Item                                1,564       1,262     6,385      1,660         98
Extraordinary Item -
 Charge to earnings as a result of the
 settlement of the cross guaranty claim /(6)/                       -           -         -          -      9,000
                                                           ----------  ----------  --------   --------   --------
Net income (loss)                                          $    1,564  $    1,262  $  6,385   $  1,660   $ (8,902)
                                                           ==========  ==========  ========   ========   ========

Earnings Per Share Before Extraordinary Item:
Basic earnings per share data:
 Weighted average shares outstanding                        1,359,976   1,358,730   933,578    600,361    600,361
 Net income                                                $     1.15  $      .93  $   6.84   $   2.77   $    .16
Diluted earnings per share data:
 Weighted average shares outstanding                        1,379,124   1,391,272   940,480    600,361    600,361
 Net income                                                $     1.13  $      .91  $   6.79   $   2.77   $    .16

Earnings Per Share After Extraordinary Item:
Basic earnings per share data:
 Weighted average shares outstanding                        1,359,976   1,358,730   933,578    600,361    600,361
 Net income (loss)                                         $     1.15  $      .93  $   6.84   $   2.77   $ (14.83)
Diluted earnings per share data:
 Weighted average shares outstanding                        1,379,124   1,391,272   940,480    600,361    600,361
 Net income (loss)                                         $     1.13  $      .91  $   6.79   $   2.77   $ (14.83)

There were no cash dividends declared during the years ended December 31, 1994 through 1998.

/(1)/ The 1998, 1997, 1996 and 1995 interest expense includes $332,000,
      $477,000, $525,000 and $419,000, respectively, in interest expense associated with (i) the promissory note in the principal amount of $9.0 million issued to the FDIC in connection with the 1995 settlement of the FDIC's cross guaranty claim against its subsidiary Coastal Bank, which note was paid in full on July 24, 1996, and (ii) the promissory notes in the aggregate principal amount of $4.0 million issued to a group of four Maine savings banks in connection with the recapitalization of the Company in July 1996.
/(2)/ In 1996, Coastal Bank sold its branch in Kezar Falls, Maine and recognized a pre-tax gain of $366,000.
/(3)/ In 1998, Coastal Bank sold its combination headquarters branch/operations center located in Westbrook, Maine, resulting in a pre-tax gain of $539,000.
/(4)/ In 1995 and 1994, the Company incurred approximately $0.3 million and $0.8 million, respectively, of legal and other professional fees associated with the settlement of the FDIC's cross guaranty claim against Coastal Bank.
/(5)/ The 1996 results include a $4.8 million tax benefit resulting from a reduction in the Company's valuation allowance against its deferred tax asset. See Note L to the Company's Consolidated Financial Statements.
/(6)/ The 1994 results reflect a $9.0 million extraordinary charge to earnings as a result of the settlement of the FDIC's cross guaranty claim against Coastal Bank.


                                                       December 31,
                                   -----------------------------------------------------
(dollars in thousands)               1998       1997       1996       1995       1994
---------------------------------  ---------  ---------  ---------  ---------  ---------

Balance Sheet Data:
Total assets                       $191,413   $146,400   $147,734   $145,453   $154,212
Investment securities                47,048     22,887     26,692     19,712     16,746
Assets held for sale                     83      3,565      1,490        281        185
Loans, net of fees                  105,776    104,165     98,515    100,528    109,625
Allowance for loan losses             2,735      2,665      2,666      2,659      4,042
Nonperforming assets                    566        818      2,623      7,517      9,006
Deposits /(1)/                      148,545    114,991    115,085    125,665    130,037
Borrowings                           22,545     13,294     15,000      6,000     12,612
Notes payable /(2)/                   2,600      3,000      4,000      9,000      9,000
Secured borrowings                      967          -          -          -          -
Stockholders' equity                 16,314     14,808     13,388      3,997      2,014

Financial Ratios:
Net interest rate spread               3.68%      3.98%      4.12%      4.13%      3.79%
Net interest rate margin               4.09       4.32       4.28       4.19       3.97
Return on average assets before
  extraordinary item                    .93        .84       4.57       1.14        .06
Return on average  assets               .93        .84       4.57       1.14      (5.48)
Return on average equity before
  extraordinary item                   9.81       8.72     102.60      58.20        .92
Return on average equity               9.81       8.72     102.60      58.20     (83.78)
Equity to assets                       8.52      10.11       9.06       2.75       1.31
Tier 1 leverage capital                7.20       7.71       6.62       2.74       1.41
Total risk-based capital              14.32      13.29      11.54       5.54       3.46

/(1)/ The sale of the Bank's Kezar Falls, Maine branch in April 1996 included deposits totaling $9.9 million.
/(2)/ Notes payable consists of the FDIC Note in 1994 and 1995 and the Savings
      Bank Notes in 1996, 1997 and 1998.


The 1996 financial results reflect the completion of the Company's recapitalization plan, as a result of which the Company repaid in full its obligation to the FDIC in the amount of $9.7 million ($9.0 million principal amount plus accrued interest) (the "FDIC Note"), arising from the 1995 settlement of the FDIC's cross guaranty claim against its subsidiary, Coastal Bank (the "Bank"). The recapitalization plan included (i) the sale of 750,000 shares of the Company's common stock at $5.00 per share, (ii) a dividend in the amount of $3.2 million from the Bank to the Company; and (iii) the borrowing of $4.0 million from a group of four Maine savings banks (the "Savings Banks") pursuant to which the Company issued promissory notes in the aggregate principal amount of $4.0 million (the "Savings Bank Notes") which mature on December 31,2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

First Coastal Corporation (the "Company"), a Delaware corporation, is a bank holding company whose sole operating subsidiary is Coastal Bank (the "Bank"), a Maine chartered savings bank headquartered in Westbrook, Maine. The Company has no separate operations and its business consists of the business of the Bank. The principal business of the Bank consists of retail and commercial banking, including attracting deposits from the general public and originating residential mortgage, consumer, commercial real estate and small business loans. The Bank conducts its business from eight offices in the counties of Cumberland, Sagadahoc and York. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the limits provided by law.

This Annual Report, including statements made in this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements with regard to the Company's expectations as to its financial results and other aspects of its business, including the Company's strategic business initiatives, net interest margin, deposit growth, interest rates, additional branches, market and growth opportunities and loan volume, constitute forward-looking statements. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "will," "should," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology. All forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual transactions, results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Although the Company has made such statements based on assumptions which it believes to be reasonable, there can be no assurance that the actual transactions, results, performance or achievements will not differ materially from the Company's expectations. For example, there are a number of important factors with respect to such forward-looking statements that could materially and adversely affect such forward-looking statements, such as (i) the impact of changes in market rates of interest on the Company's deposit products and loan demand; (ii) the possibility that certain transactions, such as the Kennebunk branch sale, the identification, development and successful transition to a suitable new headquarters branch /operations center, the opening of new branches, the introduction of new banking products or other events, may not occur; (iii) the possibility that operating expenses may be higher than anticipated; (iv) the effect of general economic and competitive conditions in markets in which the Company operates; (v) the Company's ability to continue to control its provision for loan losses and noninterest expense, interest earning assets and noninterest income, as well as maintain its margin; and (vi) the level of demand for new and existing products. Should one or more of these risks or other uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company does not intend to update forward-looking statements. Investors are also directed to other information related to the Company in documents filed by the Company with the Securities and Exchange Commission.

HISTORICAL BACKGROUND

Coastal Bank was formed in 1981 through the consolidation of Brunswick Savings Institution and York County Savings Bank, which were organized in 1858 and 1862, respectively. The Bank converted from mutual to stock form in 1984. In 1987 the Bank was acquired by Suffield Financial Corporation of Suffield, Connecticut, the bank holding company for Suffield Bank ("Suffield"). Following the transaction the two banks experienced significant financial difficulties as a result of the late 1980's, early 1990's real estate downturn. In September 1991 Suffield was placed in receivership by the Connecticut Department of Banking, leaving Coastal Bank as the Company's sole operating subsidiary. Subsequent to Suffield's failure, the Company's headquarters was moved to Portland, Maine and the name of the Company was changed to First Coastal Corporation.

As a result of its financial difficulties, Coastal Bank was placed under an Order to Cease and Desist ("C&D") by the FDIC and the Maine Bureau of Banking. The Bank's financial condition improved, as evidenced by the 1994 termination of the C&D and the 1996 termination of the memorandum of understanding (which had replaced the C&D). However, as a result of the failure of Suffield, the Company faced another serious threat to its financial future. In 1991 the FDIC assessed a cross guaranty claim against the Bank for the losses sustained by the Bank Insurance Fund as a result of Suffield's failure. This claim was settled in 1994 for $9.0 million, with a note executed in January 1995 calling for payment, with interest, within two years. In July 1996 the Company completed a recapitalization whereby the $9.7 million obligation (with interest) was repaid in full. This was accomplished through a $3.1 million registered public offering, $4.0 million in bank financing and a $3.2 million dividend from the Bank. As a result of the recapitalization, the Company's common stock was listed on the Nasdaq SmallCap Market tier of the Nasdaq Stock Market under the symbol "FCME".

Throughout the 1990's until the completion of the recapitalization in 1996, the Company's attention and resources were largely focused on crisis management, dealing with the Bank's financial difficulties and the cross guaranty claim that represented significant threats to the Company's financial future. Following the recapitalization the Company was able, for the first time in years, to focus fully on its long term strategic direction and rebuilding the competitive viability of the Bank. During the first half of 1997 the Company completed a five year strategic plan, the implementation of which began during the second half of 1997 and continued throughout 1998. Significant aspects to the plan include the March 1998 opening of the Bank's new Downtown Portland office, which is primarily focused on commercial lending and deposit services; the May 1998 introduction of Internet banking for businesses (Coastal Business PC) and new cash management products for business; the continued development of a strong commercial lending team and increased commercial loan volume; and the introduction of High Rise Savings, the new tiered savings product which was largely responsible for the Bank's 29.2% increase in total deposits in 1998.
The strategic plan was subsequently amended during the last half of 1998 as additional opportunities were identified. The most significant new initiative involves the reorganization of the Bank's branching network, evidenced by the 1998 sale of the Bank's combination headquarters branch/operations center in Westbrook; the pending sale of the Kennebunk branch (planned for May 1999); and the contemplated opening of a new headquarters branch/operations center and additional branches in the Greater Portland market.

SIGNIFICANT EVENTS

Sale of Headquarters Branch/Operations Center

On September 15, 1998, the Bank sold its combination headquarters branch/operations center located in Westbrook, Maine and recorded a pretax gain of $539,000 on the sale. In connection with the sale, the Bank entered into a short term lease which expires in March 2000. The Bank intends to move to a new headquarters branch/operations center facility in the Greater Portland area, a search for which is currently underway.

Sale of $44 Million Residential Mortgage Servicing Portfolio

On January 31, 1999 the Bank completed the settlement of the sale of its residential mortgage servicing portfolio, resulting in a pre-tax gain in the amount of $460,000 recorded in the first quarter of 1999. The Bank acted as a subservicer of this approximately $44 million loan portfolio during the period from the date of the sale, November 30, 1998, through January 31, 1999. On a going forward basis, it is the Bank's intent to sell saleable residential loans on a servicing released basis, subject to market conditions.

Sale of the Bank's Kennebunk Branch

On February 22, 1999, the Bank entered into a definitive purchase and assumption agreement to sell its branch located in Kennebunk, Maine. Under the terms of the purchase and assumption agreement (subject to receipt of regulatory approvals), the purchaser will acquire all of the branch's deposits and certain branch assets, as well as assume responsibility for the Bank's lease obligations. Should the sale of the branch take place in the second quarter of 1999 as anticipated, a pretax gain in the amount of approximately $1.1 million to $1.2 million is anticipated to be recorded at that time. The actual amount of the gain to be recorded at closing will be subject to actual deposit levels, the mix of deposits and other factors, and could be higher or lower than the amount currently anticipated.

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 1998 to Year Ended December 31, 1997

Overview

The Company reported net income of $1.6 million (basic earnings per share of $1.15) for the year ended December 31, 1998, compared to net income of $1.3 million (basic earnings per share of $.93) for the year ended December 31, 1997. The results for 1998 include a pre-tax gain of $539,000 resulting from the sale of the Bank's headquarters branch/operations center. Securities and loan sales gains totaled $215,000 for the year ended December 31, 1998 as compared to $370,000 for the year ended December 31, 1997. The Company incurred no provision for loan losses expense for the years ended December 31, 1998 and 1997.

Net Interest Income

Net interest income equaled $6.5 million and $6.0 million for the years ended December 31, 1998 and 1997, respectively. Changes in net interest income are caused by interest rate movements, changes in the amount and the mix of interest-earning assets and interest-bearing liabilities, and changes in the level of noninterest-earning assets and noninterest-bearing liabilities.

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

                                                                    Year Ended December 31,
                                 -----------------------------------------------------------------------------------------
                                             1998                          1997                           1996
                                 ----------------------------  ----------------------------  ----------------------------
                                 Average             Yield/    Average              Yield/    Average              Yield/
(in thousands)                   Balance   Interest   Rate     Balance   Interest    Rate     Balance   Interest    Rate
-------------------------------  --------  --------  -------  ---------  ---------  -------  ---------  ---------  -------
Assets:
Loans /(1)(2)/                   $106,115  $  9,919    9.35%  $103,678    $ 9,651     9.31%  $ 98,223    $ 9,226     9.39%
Investments
 Available for sale /(3)/          30,548     1,942    6.36     19,305      1,256     6.51     13,350        834     6.25
 Held to maturity                   2,860       184    6.44      7,774        512     6.58     11,470        759     6.62
Interest earning deposits          19,097     1,014    5.24      8,550        475     5.56      9,559        512     5.36
                                 --------  --------           --------    -------            --------    -------
Total interest earning assets     158,620    13,059    8.23    139,307     11,894     8.54    132,602     11,331     8.55
                                           --------                       -------                        -------
Noninterest earning assets          9,906                       10,799                          7,077
                                 --------                     --------                       --------
Total assets                     $168,526                     $150,106                       $139,679
                                 ========                     ========                       ========

Liabilities:
Savings and checking             $ 71,314     2,415    3.39%  $ 53,028      1,391     2.62%  $ 53,430      1,396     2.61%
Other time deposits                54,004     2,893    5.36     56,801      3,068     5.40     60,428      3,328     5.51
Secured borrowings                    646        27    4.21          -          -        -          -          -        -
FHLB advances                      15,593       900    5.77     15,497        940     6.07      7,226        404     5.59
Notes payable /(4)/                 2,898       332   11.46      3,641        477    13.09      6,757        525     7.77
                                 --------  --------           --------    -------            --------    -------
Total interest bearing
 liabilities                      144,455     6,567    4.55    128,967      5,876     4.56    127,841      5,653     4.42
                                           --------                       -------                        -------
Noninterest bearing deposits        7,987                        6,483                          5,323
Noninterest bearing liabilities       149                          189                            292
Stockholders' equity               15,935                       14,467                          6,223
                                 --------                     --------                       --------
Total liabilities and
 stockholders' equity                      $168,526           $150,106                       $139,679
                                           ========           ========                       ========
Net interest income                        $  6,492                       $ 6,018                        $ 5,678
                                           ========                       =======                        =======
Net interest rate spread /(5)/                         3.68%                          3.98%                          4.12%
Net interest margin /(6)/                              4.09%                          4.32%                          4.28%

______________________________
/(1)/ For purposes of these computations, loans held for sale and nonaccrual loans are included in the average loan amounts outstanding.
/(2)/ Included in interest income on loans are loan fees of $262,000, $195,000 and $152,000 for the years ended December 31, 1998, 1997 and 1996, respectively.
/(3)/ Yields on available for sale securities are calculated based on historical cost.
/(4)/ Notes payable consists of the FDIC Note and the Savings Bank Notes.
/(5)/ Return on interest earning assets less cost of interest bearing liabilities.
/(6)/ Net interest income divided by average earning assets.

The table below sets forth certain information regarding changes in interest income and expense of the Company for the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to (i) changes in rates (change in rate multiplied by old volume), (ii) changes in volume (change in volume multiplied by old rate), and (iii) changes in rate/volume (the change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each category).

                                       Year Ended December 31, 1998     Year Ended December 31, 1997
                                                Compared to                      Compared to
                                       Year Ended December 31, 1997     Year Ended December 31, 1996
                                     -------------------------------  -------------------------------
                                         Increase (Decrease)            Increase (Decrease)
                                               Due to                          Due to
                                      ----------------------          -------------------------
(in thousands)                           Rate       Volume    Total       Rate       Volume   Total
-----------------------------------  ------------  --------  -------  ------------  --------  ------
Interest income:
 Loans/(1)/                                $  41    $  227   $  268         $ (87)    $ 512   $ 425
 Investments available for sale              (46)      732      686            50       372     422
 Investments held to maturity                 (5)     (323)    (328)           (2)     (245)   (247)
 Interest earning deposits                   (47)      586      539            17       (54)    (37)
                                           -----    ------   ------         -----     -----   -----
 Total interest income                       (57)    1,222    1,165           (22)      585     563
                                           -----    ------   ------         -----     -----   -----

Interest expense:
 Savings and checking                        551       473    1,024             7       (11)     (4)
 Other time deposits                         (24)     (151)    (175)          (61)     (200)   (261)
 Secured borrowings                            -        27       27             -         -       -
 FHLB advances                               (46)        6      (40)           74       462     536
 Notes payable                               (48)      (97)    (145)          194      (242)    (48)
                                           -----    ------   ------         -----     -----   -----
 Total interest expense                      433       258      691           214         9     223
                                           -----    ------   ------         -----     -----   -----
Net change in net interest income
 before provision for loan losses          $(490)   $  964   $  474         $(236)    $ 576   $ 340
                                           =====    ======   ======         =====     =====   =====

/(1)/ For purposes of these computations, loans held for sale and nonaccrual loans are included in loans.

Net interest income increased by $474,000 for the year ended December 31, 1998 as compared to the year ended December 31, 1997. This increase is primarily attributable to an increase in the level of earning assets in 1998 as compared to 1997, primarily in the categories of investments and interest earning deposits. The Company's net interest rate spread for the year ended December 31, 1998 decreased to 3.68% as compared to 3.98% for the year ended December 31, 1997 and the net interest margin decreased to 4.09% for the year ended December 31, 1998 as compared to 4.32% for the year ended December 31, 1997. The decrease in the net interest rate spread and net interest margin is primarily the result of a 0.31% decline in the Company's yield on earning assets. The decline in the yield on earning assets is primarily attributable to lower yielding investments and interest earning deposits representing a larger percentage of the Bank's total average assets, 33.1% for 1998 as compared to 25.6% for 1997. This shift in the percentage of the Bank's assets allocated to these lower yielding assets is largely the result of the growth in total deposits, with the primary factor behind the growth the new High Rise Savings deposit program.

Interest income for the year ended December 31, 1998 increased $1,165,000 as compared to the year ended December 31, 1997. The increase is primarily attributable to an increase in average earning assets of $19.3 million, including increases in investments available for sale ($11.2 million), interest earning deposits ($10.5 million) and average loan balances ($2.4 million), partially offset by a decline in investments held to maturity ($4.9 million). The increase in interest earning assets was primarily the result of the increase in total deposit balances, largely attributable to the introduction of a the Bank's new High Rise Savings product and also increased commercial deposit balances. Savings deposits increased $28.9 million and commercial deposits increased $2.9 million during the year ended December 31, 1998. This deposit growth was primarily invested in cash and cash equivalents and investment securities, increasing the Bank's concentration of these lower yielding assets, as compared to loans, thereby lowering the overall yield on earning assets. It is management's intent to reduce the percentage of earning assets comprising these two asset categories in 1999, and to increase loans as a percentage of earning assets, thereby improving the Company's net interest rate spread and net interest rate margin.

Competition with regard to loan originations has continued to be intense. As a result, the yields on new loan originations, and in particular commercial real estate and commercial and industrial loans, may decline relative to interest rates in general. Competitive factors resulted in increased loan prepayments in 1998 as compared to that which might ordinarily have been expected, as well as some reductions in contract interest rates for existing customers. It is unknown how the competitive and interest rate environment may impact loan prepayments in 1999.

Interest expense increased $691,000 for the year ended December 31, 1998 as compared to the year ended December 31, 1997. The increase is primarily the result of a $1.0 million increase in interest expense paid on savings deposits (attributable to a $17.9 million increase in average deposit balances and a 1.07% increase in rate). This increase was partially offset by (i) a $201,000 decline in interest expense paid on certificates of deposits and interest bearing checking deposits (attributable to a $2.4 million decline in average deposit balances and a .12% decline in rates), (ii) a $40,000 reduction in interest expense on advances from the Federal Home Loan Bank ("FHLB") of Boston, primarily the result of more favorable rates on borrowings, and (iii) a $145,000 reduction in interest expense on the Savings Bank Notes. The decline in interest expense on the Savings Bank Notes resulted from a $1.0 million unscheduled principal payment made in September 1997 and $200,000 scheduled principal payments made in June and December of 1998.

On March 23, 1998, the Company introduced a new savings deposit product called High Rise Savings. The introductory interest rate paid on this product was tiered (initially ranging from 4.64% to 5.59%) and was guaranteed through December 31, 1998 for accounts opened during the initial introductory period which ended July 3, 1998 (following the initial introductory period, the product's interest rates were reduced). This account generated net new deposits of $28.9 million for the year ended December 31, 1998 (the bulk of which were at the introductory rate). In addition, a portion of the Bank's deposit customers converted their pre-existing accounts to High Rise Savings accounts (generally at higher rates) with High Rise balances at December 31, 1998 equal to $36.4 million. As a result of this program, average savings deposit balances increased significantly, from $34.5 million to $63.4 million, and the average rate on savings deposits increased from 2.71% to 3.78%, thereby increasing the overall cost of deposits to the Bank. The interest rate paid on the introductory High Rise Savings accounts was reduced in January and March of 1999, by 0.50% and 0.25%, respectively.

Additionally, the Bank introduced its new cash management program for businesses in May 1998. The program represents secured borrowings, which include repurchase-like agreements that are not FDIC insured. At December 31, 1998 these secured borrowings totaled $967,000 and were collateralized by $967,000 in Bank owned investment securities.

As competitive pressures continue, the cost of funds to financial institutions may rise relative to market interest rates, thereby narrowing the spread on interest earning assets as compared to interest bearing liabilities.

Provision for Loan Losses

There was no provision for loan losses for the years ended December 31, 1998 and 1997. The absence of provision for loan losses in 1998 and 1997 is primarily attributable to the continued decline in nonperforming loans and potential problem loans and management's review of the portfolio and its determination of the adequacy of the allowance for loan losses (the "Allowance") at December 31, 1998. Despite the absence of provision expense, the level of the Allowance remained essentially unchanged as charged-off loans of $77,000 and $339,000 for the years ended December 31, 1998 and 1997, respectively, were offset by recoveries totaling $147,000 and $338,000, for the same respective periods.

Noninterest Income

Noninterest income for the year ended December 31, 1998 increased $391,000 compared to the year ended December 31, 1997. The increase is primarily attributable to the $539,000 gain received on the sale of the Bank's office building located in Westbrook, Maine, which currently serves as the Bank's combination headquarters branch/operations center. The increase in noninterest income was offset by a $155,000 decline in loan and security gains for the year ended December 31, 1998 as compared to the year ended December 31, 1997. In conjunction with the sale of the Bank's off balance sheet mortgage servicing portfolio on January 31, 1999 and the Bank's new residential mortgage lending program, the Bank intends to sell saleable loans on a servicing released basis and recognize the servicing fee income at the time of sale rather than recording the income on servicing fees over the life of the loan.

Operating Expenses

Operating expenses increased $383,000, or 7.6%, for the year ended December 31, 1998 as compared to the year ended December 31, 1997, as described in more detail below:

                                            Year Ended December 31,
                                            -----------------------
(in thousands)                                    1998    1997
-------------------------------------------------------------------
Salaries and benefits                            $2,632  $2,367
Occupancy                                           536     446
Net cost of operations of real estate owned           7      67
Data processing                                     280     239
Equipment                                           424     374
FDIC insurance                                       15      15
Insurance - general                                 137     141
Office/postage                                      246     296
Legal                                                31      65
Marketing                                           177     255
Other expenses                                      965     802
                                                 ------  ------
  Total Operating Expenses                       $5,450  $5,067
                                                 ======  ======

The increase in operating expenses was primarily the result of additional costs associated with several business initiatives implemented by the Bank during the first and second quarters of 1998. These initiatives include the opening of the Portland branch, Internet banking for businesses, the development and introduction of a new line of cash management services for businesses, and additional staffing resulting from increased commercial lending activity. The increase in salaries and benefits represented $265,000 of the total increase and was primarily attributable to changes in staffing levels, annual salary increases and 401(k) matching contributions under the Bank's 401(k) defined contribution plan. Management anticipates operating expenses for 1999 and 2000 to further increase as a result of several additional business initiatives that are currently either underway or contemplated, including (i) the Bank's lease or purchase of a new headquarters branch/operations center, and related furniture, fixtures, equipment and relocation expenses, (ii) the opening of additional branches over the next two to three years in the Greater Portland market, (iii) the introduction of a number of new retail banking products which will expand the Bank's retail product array, and (iv) the Bank's continued expansion of its commercial lending activities.

Income Tax Expense

The Company incurred income tax expense of $859,000 for the year ended December 31, 1998 as compared to $679,000 for the year ended December 31, 1997.

The deferred tax asset and offsetting valuation allowance as of September 30, 1996 and prior periods were principally the result of the Company's accumulation of net operating loss carryforwards. The deferred tax asset represents the estimated amount of future deductions for tax reporting purposes previously expensed for financial reporting purposes, and the estimated benefit from future income taxes the Company will not have to pay as a result of the net operating loss carryforwards. Prior to the fourth quarter of 1996, a 100% valuation allowance was maintained against the deferred tax asset as there were significant uncertainties regarding the Company's future and its ability to utilize its net operating loss carryforwards through sustained, profitable operations. Management believes that the completion of the July 1996 recapitalization, the payoff of the FDIC Note and the improved financial condition of the Company have reduced the uncertainties relating to the Company's ability to realize the benefits of the deferred tax asset. As a result, in accordance with Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 109, the valuation allowance against the deferred tax asset was reduced by $4,811,000 in the fourth quarter of 1996.

In order to assist the Company in maintaining the benefit of the deferred tax asset, the Company amended its Restated Certificate of Incorporation in June 1996 to provide that absent approval by the Company's Board of Directors no person shall become or make an offer to become a beneficial owner of five percent or more of the Company's voting stock for a three year period, which provision expires June 11, 1999. For additional information relating to income taxes, refer to Note L to the Company's Consolidated Financial Statements.

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

Overall, net interest income increased by $340,000 for the year ended December 31, 1997 compared to the year ended December 31, 1996. This increase is primarily attributable to an increase in the level of loan outstandings in 1997 as compared to 1996. The Company's net interest rate spread for December 31, 1997 decreased to 3.98% as compared to 4.12% for the year ended December 31, 1996. The net interest margin increased from 4.28% at December 31, 1996 to 4.32% at December 31, 1997. The decrease in the net interest rate spread is primarily the result of an increase in the Company's cost of funds, from 4.42% in 1996 to 4.56% in 1997, with this increase primarily attributable to increased borrowing from the FHLB of Boston and the higher rate of interest associated with the Savings Bank Notes.

Interest and dividend income for the year ended December 31, 1997 increased $563,000 as compared to the year ended December 31, 1996. The increase is primarily attributable to an increase in the level of average loan outstandings in 1997 compared to 1996, partially offset by a decrease in the yield on loans from 9.39% at December 31, 1996 to 9.31% at December 31, 1997.

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

Provision for Loan Losses

There was no provision for loan losses for the years ended December 31, 1997 and 1996. The absence of a provision for loan losses in 1997 and 1996 is primarily attributable to the decline in nonperforming loans and potential problem loans and management's review of the portfolio and its determination of the adequacy of the Allowance at December 31, 1997. Despite the absence of provision expense, the level of the Allowance remained essentially unchanged as charged-off loans of $339,000 and $289,000 for the years ended December 31, 1997 and 1996, respectively, were offset by recoveries totaling $338,000 and $296,000, for the same respective periods.

Noninterest Income

Noninterest income remained relatively unchanged, at $990,000 for the years ended December 31, 1997 and 1996. Noninterest income for 1996 includes a $366,000 gain on the sale of the Bank's branch in Kezar Falls, Maine, while 1997 noninterest income reflects a $325,000 increase in gains on securities and loan sales, as compared to 1996. In addition, deposit fee income increased $104,000 from 1996 to 1997, primarily attributable to a new deposit program which was implemented in April 1996 (and has since been discontinued). The increase in deposit fee income was partially offset by reduced fee income on loans serviced for others totaling $51,000 resulting from a reduction in the amount of off balance sheet loans serviced for others. This reduction in loans serviced for others is primarily attributable to the sale of $7.9 million of Maine State Housing Authority loans in the second quarter of 1997.

Operating Expenses

Operating expenses decreased $75,000, or 1.5%, for the year ended December 31, 1997 as compared to the year ended December 31, 1996, as described in more detail below:

                                           Year Ended December 31,
                                           -----------------------
(in thousands)                                   1997     1996
------------------------------------------------------------------
Salaries and benefits                           $2,367   $2,142
Occupancy                                          446      428
Net cost of operations of real estate owned         67       81
Data processing                                    239      421
Equipment                                          374      295
FDIC insurance                                      15       37
Insurance - general                                141      180
Office/postage                                     296      315
Legal                                               65      182
Marketing                                          255      291
Other expenses                                     802      770
                                                ------   ------
  Total Operating Expenses                      $5,067   $5,142
                                                ======   ======

The variances in operating expenses for the year ended December 31, 1997 as compared to the year ended December 31, 1996 are attributable to several factors. The increase in salaries and benefits expense during 1997 was primarily due to changes in staffing levels, annual salary increases and an increase in pension expense of $75,000 resulting from the implementation of the Bank's 401(k) plan in August 1997 and costs incurred in connection with the termination of the Bank's defined benefit plan. Data processing expense decreased as a result of the conversion of the Bank's computer system from an out-sourced service bureau relationship to an in-house system. However, equipment expense increased in 1997 as a result of additional depreciation expense incurred as a result of the purchase of approximately $500,000 of hardware and software for the new in-house system in June 1996. Legal costs were lower in 1997 as compared to 1996, with 1996 legal expense higher primarily as a result of the 1996 recapitalization.

Income Tax Expense (Benefit)

The Company recognized an income tax benefit in 1996 of $4,859,000. Of this amount, $4,811,000 was attributable to a fourth quarter reduction in the amount of the valuation allowance previously established against the Company's deferred tax asset (established utilizing an effective tax rate of 34%). In addition, the Company received $48,000 in interest applicable to a 1992 carryback tax refund. The Company incurred income tax expense of $679,000 for the year ended December 31, 1997.

FINANCIAL CONDITION

Set forth below is a discussion of the material changes in the financial condition of the Company.

General

At December 31, 1998, the Company's total assets equaled $191.4 million, representing an increase of $45.0 million (30.7%) as compared to total assets of $146.4 million at December 31, 1997. The increase in total assets was largely reflected in increases in cash and cash equivalents ($25.0 million) and investment securities ($24.2 million), modestly offset by a reduction in loans held for sale ($3.5 million). The Bank's asset growth was primarily the result of a $33.6 million increase in deposit balances, largely attributable to the introduction of the High Rise Savings program on March 23, 1998, and a $9.3 million increase in borrowings from the FHLB. The introductory interest rate paid on High Rise Savings accounts opened during the initial introductory period (through July 3, 1998) was guaranteed through December 31, 1998 and was tiered from 4.64% to 5.59% (depending upon balance levels). The program generated net
new deposits of $28.9 million as of December 31, 1998.   As a result of the
discontinuation of the marketing campaign, and a reduction in the interest rate available to new High Rise Savings customers following the close of the introductory period, increases in deposit balances attributable to High Rise Savings are not expected to continue at the same level. In addition, total commercial deposits increased $2.9 million at December 31, 1998 as compared to December 31, 1997. The $9.3 million increase in FHLB borrowings was largely the result of $10.0 million in advances obtained in October 1998, with maturities of 5, 7 and 10 years and a weighted average interest rate of 5.07%.

Investment Securities

The Company's investment portfolio is comprised primarily of U.S. government and agency obligations and also contains miscellaneous equity securities. Total investment securities at December 31, 1998 were $47.0 million compared to $22.9 million at December 31, 1997. This increase is attributable to the purchase of $23.8 million in mortgage backed securities, $3.0 million in U.S. government agency callable notes, $14.4 million in U.S. government obligations (all of which are Treasury Inflation Indexed Securities) and $0.4 million in equity securities, partially offset by $10.0 million in U.S. government agency callable notes which were called during 1998 and $7.3 million in prepayments and amortization on mortgage backed securities. Investment securities classified as available for sale are reported at fair value, with unrealized gains and losses excluded from earnings and reported in a separate component of stockholders' equity. Investment securities held to maturity are stated at cost, adjusted for amortization of bond premiums and accretion of bond discounts.

The following table sets forth the carrying amounts and maturities of investment securities and weighted average rates at December 31, 1998, 1997 and 1996.

                                December 31, 1998    December 31, 1997    December 31, 1996
                                ------------------  -------------------  --------------------
                                Carrying             Carrying              Carrying
(dollars in thousands)           Amount     Yield     Amount     Yield      Amount   Yield
---------------------------     --------  ---------  --------  ----------  --------  ------

Available for sale (at
 market value)/ (1)/:
 U.S. government
  obligations
  maturing in 1-5 years         $ 2,227        5.6%        -               $ 4,948     5.9%
  maturing in 5-10 years          9,972        5.9         -           -         -       -
  maturing in over 10 years       1,967        5.6         -           -         -       -

 Mortgage backed securities
  maturing in 5-10 years            904        6.8         -           -         -       -
  maturing in over 10 years      31,493        7.2   $15,798         6.9%   10,848     7.1
 Equity (mutual fund)                 -          -         -           -       995     6.0
 Other equity                       485        n/a        89         n/a        99     n/a
                                -------              -------               -------
                                $47,048        6.7%  $15,887         6.9%  $16,890     6.6%
                                =======              =======               =======
Held to maturity (at
 amortized cost):
 U.S. government
  obligations
  maturing in one year or
   less                               -          -   $   200         4.9%        -       -
 U.S. government agency
 callable notes maturing
  after
  1-5 years (final
   maturity)                          -          -     4,000         6.4   $ 7,000     6.4%
  5-10 years (final
   maturity)                          -          -     2,800         6.9     2,802     6.9
                                -------              -------               -------
                                      -          -     6,800         6.6     9,802     6.6
                                -------              -------               -------
                                      -          -   $ 7,000         6.5%  $ 9,802     6.6%
                                =======              =======               =======

/(1)/ Yields on available for sale securities are calculated based on historical cost.

Loans Held for Sale

Loans held for sale at December 31, 1998 equaled $83,000 as compared to $3,565,000 at December 31, 1997, a decrease of $3,482,000. The outstanding dollar amount of loans held for sale can vary greatly from period to period, affected by such factors as mortgage origination levels, the timing and delivery of loan sales, changes in market interest rates and asset/liability management strategies.

Loans

Loans increased $1.6 million (or 1.5%), from $104.3 million at December 31, 1997 to $105.9 million at December 31, 1998. The increase was attributable to an increase of $4.0 million in commercial real estate loans and a $0.7 million increase in commercial and industrial loans, partially offset by decreases in residential, real estate construction and consumer and other loans of $0.7 million, $0.6 million and $1.9 million, respectively.

The following table sets forth the composition of the Company's loan portfolio at the dates indicated:

                                                       December 31,
                                   -----------------------------------------------------
(in thousands)                        1998       1997       1996       1995       1994
---------------------------------  ---------  ---------  ---------  ---------  ---------

Real estate mortgage loans:
  Residential                      $ 32,555   $ 33,251    $30,981   $ 30,966   $ 33,158
  Commercial                         52,747     48,705     48,456     50,797     57,997
Real estate construction loans        1,384      1,955        769          -          -
Commercial and industrial loans       5,872      5,166      3,059      2,524      2,510
Consumer and other loans             13,315     15,227     15,281     16,263     15,991
                                   --------   --------    -------   --------   --------
Total loans                        $105,873   $104,304    $98,546   $100,550   $109,656
                                   ========   ========    =======   ========   ========

Ratios of loans to:
  Deposits                               71%        91%        86%        80%        84%
  Assets                                 55%        71%        67%        69%        71%


The Bank's loan growth during the period from the late 1980's until the completion of the 1996 recapitalization was inhibited as a result of the problems the Bank and the Company experienced during this period (see Historical Background). The Bank's ability to originate commercial and industrial and commercial real estate loans was particularly impacted by borrower uncertainties with regard to the Bank's future. The completion of the 1996 recapitalization removed the negative stigma associated with the Company and allowed the Bank to compete more effectively for new loans. Since that time, and in conjunction with the Company's strategic plan developed during the first half of 1997, significant effort and resources have been focused on developing higher levels of loan volume. Particular focus has been given to developing a strong commercial banking team as management believes this is an area in which the Bank can develop a competitive edge, particularly with regard to responsive customer service.

During the past two years the attrition previously reflected in the Company's loan balances has ceased, with modest growth achieved in 1997 and 1998. Commercial real estate loans showed the largest increase for the year ended December 31, 1998, $4.0 million (8.3%) as compared to December 31, 1997. Loan growth in this category would have been higher had the Bank not experienced higher than expected loan prepayments as a result of generally lower interest rates in 1998 and the continued emergence of the commercial real estate conduit market, both of which contributed to an increase in loan payoffs due to borrower refinances. In addition, a relatively low percentage of existing commercial loans were protected with prepayment penalties. As a result of the Bank's 1998 lending activities, this problem has been largely reduced as the majority of the Bank's fixed rate commercial loans at December 31, 1998 are now protected by various types of prepayment penalties. The opening of the new downtown Portland branch, the introduction of commercial cash management products and introduction of Internet banking for businesses, all during the first half of 1998, have been and will continue to be important to the Bank's ability to generate profitable growth in commercial loans.

Though commercial real estate loans are considered riskier than some other loan types, and continue to make up a large percentage of the Company's loan portfolio (49.8% at December 31, 1998), management believes that the combination of its expertise in this area and its lending practices reduces somewhat the risk normally inherent in this type of lending.

Though residential mortgage loan originations increased 33.6% for the year ended December 31, 1998, as compared to December 31, 1997, the combination of the generally lower interest rate environment and competitive pressures resulted in a higher percentage of the Bank's 1998 originations being secondary market saleable, as opposed to residential mortgage portfolio loans, resulting in total residential loans remaining essentially unchanged.

Loan Originations

Residential mortgage loans originated by the Bank are primarily secured by property located within its existing market area in Maine. The Bank is an active residential mortgage lender. A significant percentage of loans originated are 1-4 family residential real estate loans, the majority of which are sold in the secondary market. In 1998 and years prior, the Bank continued to service most of the loans it sold in the secondary market. Beginning in 1999 the Bank intends to sell these loans on a servicing released basis. Most of the Bank's residential loans are originated using the Federal National Mortgage Association ("FNMA") underwriting guidelines.

The Bank's residential loan originations have increased, as set forth below, and most of these loans were originated through the branch system as opposed to the Bank's prior origination strategy which relied heavily upon commission based mortgage originations. The Bank intends to continue its focus on growth in residential lending, utilizing a combination of branch originations, which are less commission oriented, and other loan originators, who are more commission based.

Commercial loan originations increased in 1998, as is reflected in the increase in total commercial loan outstandings of $4.7 million at December 31, 1998 as compared to December 31, 1997. The Bank currently plans to further increase its commercial loan originations in 1999.

The level of residential, consumer and commercial loan originations going forward will depend upon a number of factors, including the level of interest rates, general economic conditions, the competitive environment and overall profitability of these loans. The following table represents residential real estate and consumer loan originations for the years ended December 31, 1998, 1997 and 1996.

                             For the Year Ended December 31,
                            --------------------------------
(in thousands)                 1998       1997       1996
--------------------------    -------    -------    -------
Originations/(1)/ :
 Residential real estate      $24,343    $18,216    $15,581
 Consumer                       4,322      3,001      4,249
                              -------    -------    -------
   Total                      $28,665    $21,217    $19,830
                              =======    =======    =======
/(1)/ Includes refinancing of existing portfolio and off balance sheet serviced loans.

Secondary Market Activity

The Bank is active in secondary market transactions primarily through the sale of long-term, fixed-rate residential mortgage loans that it originates. The sale of these loans serves as a means for the Bank to manage its overall interest rate sensitivity risk (consistent with the Bank's asset liability management policy), generates fee income and provides additional funds for lending and liquidity. The Bank generally seeks to originate longer term fixed-rate mortgages only when commitments to sell these mortgages can readily be obtained. Due to interest rate fluctuations and the timing between the commitment to the borrower and the closing and subsequent sale of the loan in the secondary market, such sales will be made at a premium or discount (depending on the current interest rate environment) and will result in realized gains or losses to the Bank on the transaction.

The Bank is an approved seller and servicer by and for the FNMA. However, on November 30, 1998, the Bank sold all of its FNMA residential mortgage servicing portfolio. For an interim period until the January 31, 1999 transfer date the Bank served as a sub-servicer of these loans. It is the Bank's intent to sell saleable loans on a servicing released basis in the future. At December 31, 1998, the Bank was servicing $44.9 million of loans in its capacity as a subservicer, as compared to its serviced loan portfolio of $42.9 million at December 31, 1997. Servicing fee income related to these loans is reported as other income in the consolidated statements of operations, and for the three years ended December 31, 1998, 1997 and 1996, equaled $34,000, $75,000 and
$126,000, respectively.

Allowance For Loan Losses

The Bank's policy is to fund the Allowance by charging operations in the form of provision for loan losses based on periodic evaluations of the loan portfolio and current economic trends. Deterioration in the local economy or real estate market, or upward movement in interest rates, could have an adverse impact on the loan portfolio that could result in the need for increased provision for loan losses. The Bank continues to hold a large concentration of commercial real estate loans and the ultimate collectibility of this loan portfolio is particularly susceptible to changes in local real estate market conditions.

The following table represents the manner in which the Allowance is allocated among the various loan categories at December 31, 1998, 1997, 1996, 1995 and 1994. The percentages represent the percent of loans in each category to total loans.

                                                                          December 31,
                                      -------------------------------------------------------------------------------------
                                            1998               1997              1996            1995            1994
                                      -----------------  -----------------  ---------------  -------------  ---------------
                                           Percent            Percent           Percent         Percent         Percent
                                          of Loans           of Loans          of Loans         of Loans        of Loans
                                          to Total           to Total          to Total         to Total        to Total
(dollars in thousands)                 Amount    Loans    Amount    Loans   Amount   Loans   Amount  Loans   Amount  Loans
------------------------------------  --------  -------  --------  -------  -------  ------  ------  ------  ------  ------
Real estate mortgage loans:
  Residential                         $   165     30.8%  $   157     31.9%  $   61    31.4%  $   82   30.8%  $   66   30.2%
  Commercial                            1,453     49.8     1,303     46.7    1,811    49.2    2,216   50.5    3,322   54.6
Real estate construction loans             14      1.3        12      1.9        7      .8        -      -        -      -
Commercial and industrial loans           133      5.5        67      4.9       40     3.1       13    2.5       46     .6
Consumer and other loans                  124     12.6       174     14.6      151    15.5      120   16.2      141   14.6
Unallocated                               846        -       952        -      596       -      228      -      467      -
                                      -------   ------   -------   ------   ------   -----   ------  -----   ------  -----
Total                                 $ 2,735    100.0%  $ 2,665    100.0%  $2,666   100.0%  $2,659  100.0%  $4,042  100.0%
                                      =======   ======   =======   ======   ======   =====   ======  =====   ======  =====

Allowance as a percentage of loans                2.58%              2.56%            2.71%           2.65%           3.67%
Allowance as a percentage of
  nonperforming loans                           496.37%            353.92%          124.29%          47.96%          66.47%
Allowance as a percentage of
  nonperforming loans
  (excluding restructured loans)                496.37%            546.11%          124.29%         125.60%          87.90%

The balance of the Allowance increased by $70,000 at December 31, 1998 as compared to December 31, 1997 as a result of recoveries exceeding charge offs for the year ended 1998. The Allowance as a percentage of total loans remained essentially unchanged at December 31, 1998 (2.58%) as compared to December 31, 1997 (2.56%).

The following table sets forth the changes in the Allowance, including charge-offs and recoveries, by loan category, for the past six years:

                                                          December 31,
                                    --------------------------------------------------------
(dollars in thousands)               1998     1997      1996      1995      1994      1993
----------------------------------  -------  -------  --------  --------  --------  --------

Balance at beginning
 of period                          $2,665   $2,666    $2,659   $ 4,042    $3,642   $ 4,280
Charge-offs:
 Real estate mortgage loans            (35)    (298)      (93)   (1,113)     (178)   (1,197)
 Real estate construction loans          -        -         -         -         -       (28)
 Commercial and industrial loans         -        -         -      (142)        -       (55)
 Consumer and other loans              (42)     (41)     (196)      (78)     (112)      (89)
                                    ------   ------    ------   -------    ------   -------
Total charge-offs                      (77)    (339)     (289)   (1,333)     (290)   (1,369)
Recoveries:
 Real estate mortgage loans            114      304       163       172       127       179
 Commercial and industrial loans         -        3        55       170       410       543
 Consumer and other loans               33       31        78        33        46        39
                                    ------   ------    ------   -------    ------   -------
Total recoveries                       147      338       296       375       583       761
                                    ------   ------    ------   -------    ------   -------
Net (charge-offs) recoveries            70       (1)        7      (958)      293      (608)
Provision for loan losses                -        -         -      (425)      107       (30)
                                    ------   ------    ------   -------    ------   -------
Balance at end of period            $2,735   $2,665    $2,666   $ 2,659    $4,042   $ 3,642
                                    ======   ======    ======   =======    ======   =======

Net charge-offs as a percentage
 of average loans                    (.07)%     .00%    (.01)%      .91%    (.25)%      .46%

There has been no provision for loan losses in the last three years, with the Allowance remaining relatively unchanged during this period. In addition, the years ended December 31, 1995, 1994 and 1993 reflected cumulative provision expense of a negative $348,000 as a result of provision for loan losses reversals in 1995 and 1993. This is in contrast to years preceding 1993 when provision for loan losses was high as a result of the Bank's asset quality problems. The improvement in the amount of provision for loan losses is the result of a combination of factors, including: (i) a reduction in the amount of new, emerging loss exposure being identified during this period as compared to prior years when provision for loan losses was higher, (ii) a reduction or elimination of loss exposure previously allocated against certain loans generally resulting from improvement in the overall credit quality of these loans or loan payoffs, and (iii) significant loan loss recoveries.

Management believes that in accordance with the Bank's Allowance for Loan Loss Policy, the Allowance is adequate at December 31, 1998. However, future additions to the Allowance may be necessary based on changes in the financial condition of various borrowers, new information that becomes available relative to various borrowers and loan collateral, growth in the size or changes in the mix or concentration risk of the loan portfolio, problems borrowers may experience with regard to Year 2000 computer related issues, as well as changes in local, regional or national economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Bank's Allowance. Such authorities may require the Bank to recognize additional provision for loan losses based upon information available to them and their judgments at the time of their examination.

Impaired Loans

Information with respect to the carrying amount of impaired loans is set forth below:

                                                                                        December 31,
                                                                        ------------------------------------------
                                                                                1998                    1997
                                                                        ------------------       -----------------
                                                                                 Allowance               Allowance
                                                                                 for Loan                for Loan
(in thousands)                                                          Amount     Loss          Amount    Loss
----------------------------------------------------------------------  ------   ---------       ------  ---------

Real estate mortgage loans:
  Residential                                                                -          -         $  114        -
  Commercial                                                             $ 430      $  53            566   $   72
Real estate construction loans                                               -          -              -        -
Commercial and industrial loans                                              9          2              -        -
Consumer and other loans                                                     -          -             37       19
                                                                         -----      -----         ------   ------
Total                                                                    $ 439      $  55         $  717   $   91
                                                                         =====      =====         ======   ======

Nonperforming Assets

Information with respect to nonperforming assets is set forth below:

                                                                                       December 31,
                                                                         -----------------------------------------
(in thousands)                                                            1998   1997    1996     1995      1994
----------------------------------------------------------------------   -----  -----   ------   ------    ------

Nonaccrual loans                                                         $ 430  $ 387   $1,944   $1,948    $4,340
Accruing loans past due
  90 days or more                                                          121    101      201      169       258
Restructured loans                                                           -    265        -    3,427     1,483
Real estate owned and repossessions                                         15     65      478    1,973     2,222
In-substance repossessions                                                 n/a    n/a      n/a      n/a       703
                                                                         -----  -----   ------   ------    ------
                                                                         $ 566  $ 818   $2,623   $7,517    $9,006
                                                                         =====  =====   ======   ======    ======

Nonperforming loans (consisting of nonaccrual loans, accruing loans past due 90 days or more and restructured loans) are comprised of the following:

                                               December 31,
                                   -------------------------------------
(in thousands)                     1998   1997    1996    1995    1994
---------------------------------  -----  -----  ------  ------  -------

Real estate mortgage loans:
 Residential                       $  86  $ 114       -  $  386   $  115
 Commercial                          430    501  $1,944   5,007    5,667
Commercial and industrial loans        -      -       -       -      156
Consumer and other loans              35    138     201     151      143
                                   -----  -----  ------  ------   ------
Total loans                        $ 551  $ 753  $2,145  $5,544   $6,081
                                   =====  =====  ======  ======   ======

The following table sets forth certain information regarding nonperforming commercial loans (dollars in thousands):

                                         December 31, 1998                  December 31, 1997              December 31, 1996
                                -----------------  -----------------  ---------------  -------------   -------------  ------------
                                     Number of        Outstanding        Number of      Outstanding      Number of    Outstanding
Type of Property Security             Loans             Balance            Loans          Balance         Loans         Balance
------------------------------  -----------------  -----------------  ---------------  -------------   -------------  ------------

1-4 family residential                   1               $ 58                3             $107              4          $  211
5 or more family residential             1                 69                1              129              4             869
Non-residential real estate              1                303                1              265              3             864
                                         -               ----                -             ----             --          ------
                                         3               $430                5             $501             11          $1,944
                                        ==               ====               ==             ====             ==          ======

The level of nonperforming assets declined 30.8%, from $818,000 at December 31, 1997 to $566,000 at December 31, 1998. This was primarily attributable to a $265,000 decline in restructured loans during 1998.

While the downward trend in nonperforming assets that has developed since 1994 is significant, the Bank continues to hold a large concentration of commercial real estate loans. The collateral coverage for these loans, should they become nonperforming, may not be adequate to protect the Bank from potential losses. Deterioration in the local economy or real estate market, or upward movements in interest rates could adversely impact the performance and/or value of the underlying collateral for these loans and could have an adverse impact on the Bank's loan portfolio, and in particular, currently performing commercial real estate loans. In addition, deterioration in the local economy or adverse changes in the financial condition of various borrowers could have an impact on the Bank's entire loan portfolio (including commercial real estate). These factors could result in an increased incidence of loan defaults and, as a result, an increased level of nonperforming loans and assets. In addition, while the downward trend in nonperforming assets is encouraging, the current level of nonperforming assets is considered by management to be at such a low level that it is not likely to be sustained. For further information, see Note E to the Company's Consolidated Financial Statements.

Potential Problem Loans

Potential problem loans are loans not otherwise identified as nonperforming (nonaccrual loans, accruing loans past due 90 days or more and troubled debt restructurings), which have some identified inherent risk of loss, yet are still performing. In many cases borrowers have historically experienced, or are currently experiencing, such problems as inadequate rental revenues, high vacancy levels and cash flow problems, excessive debt loads, personal problems, competitive pressures, or other difficulties.

At December 31, 1998, the Bank had identified approximately $173,000 of currently performing but potential problem loans, representing just 0.1% of total assets, ranging in size from $9,000 to $60,000. This compares to $3.7 million of potential problem loans at December 31, 1997, a 95.3% decrease.
While encouraging, the current level of potential problem loans is considered by management to be so low as to represent an anomaly, and not reasonably sustainable.

The following table sets forth certain information regarding potential problem loans at December 31, 1998:

                                 Number of         Balance
Type of Security Property    Outstanding Loans  (in thousands)
---------------------------  -----------------  --------------

Single family                        1               $ 53
Other                                5                120
                                    --               ----
                                     6               $173
                                    ==               ====

Management is unable to predict the extent, if any, to which these loans may become nonperforming in the future. An increase in the level of nonperforming or potential problem loans could result in the need for increased provision for loan losses. As of December 31, 1998, the Company believes the Bank's aggregate allocated loan loss reserves against these potential problem loans, in combination with the Bank's overall Allowance adequacy (including the unallocated portion of the Allowance), is adequate to cover the loss exposure estimated to be contained within these potential problem loans.

Real Estate Owned and Repossessions

Real estate owned ("REO") consists of properties acquired through mortgage loan foreclosure proceedings, repossessions or in full or partial satisfaction of outstanding loan obligations. At December 31, 1998, REO totaled $15,000, consisting of a single mobile home. This represents a $50,000 decline as compared to the December 31, 1997 level of $65,000.

Liquidity

Bank
Deposits totaled $148.5 million at December 31, 1998, a $33.6 million increase (or 29.2%) from the level of $115.0 million at December 31, 1997. This increase is primarily attributable to the new High Rise Savings program introduced in March 1998, which generated $28.9 million in new deposits and commercial deposit growth totaling $2.9 million resulting from the Company's new cash management products introduced in May of 1998.

At December 31, 1998 and 1997, unfunded loan commitments equaled $17.5 million and $14.2 million, respectively. Loan commitments include unfunded portions of real estate, construction and other loans and unused lines of credit, including commercial loans and home equity loans. Loan commitments are subject to the same credit policies as loans and generally have expiration dates and termination clauses. Unused home equity line of credit commitments totaled $7.4 million at December 31, 1998 (as compared to home equity outstanding balances of $5.8 million), representing 55.9% of total home equity loan commitments.

The Bank has the capability of borrowing additional funds from the FHLB of Boston. The Bank is also approved by the Federal Reserve Bank of Boston to obtain liquidity from its "Discount Window"; however, no funds have been obtained from this source. The Company believes that its liquidity sources will continue to provide funding sufficient to support operating activities, loan originations and commitments, and deposit withdrawals.

There is an increasingly widely publicized risk that the public's concerns with regard to the Year 2000 issue may result in large amounts of cash being withdrawn from the banking system prior to December 31, 1999. Though management intends to take reasonable and prudent steps to ensure the Bank is prepared for this potentially extraordinary demand for cash, in particular because of its one-of-a-kind nature, there can be no assurances that this issue will not create material problems for the Bank.

Parent

On a parent company only basis, the Company conducts no separate operations.
The Company's business consists primarily of the operations of its bank subsidiary. In addition to debt service relating to the Savings Bank Notes in the principal amount of $2.6 million, the Company's expenses consist primarily of Delaware franchise taxes associated with the Company's authorized capital stock, certain legal and various other expenses. Expenses, including certain audit and professional fees, insurance and other expenses, are allocated between the Bank and the Company based upon the relative benefits derived. For further information, see Notes J and Q to the Company's Consolidated Financial Statements.

On December 22, 1998, September 23, 1998 and March 25, 1998, the Bank paid the Company cash dividends of $680,000, $500,000 and $500,000, respectively. At December 31, 1998, the Company had $831,000 in cash and cash equivalents.

Capital
Bank

The table below sets forth the regulatory capital requirements and capital ratios for the Bank at December 31, 1998 and 1997:

(dollars in thousands)                                    1998       1997
------------------------------------------------------  ---------  ---------

Tier 1 capital (Leverage) to total assets /(1)/ratio
------------------------------------------------------
 Qualifying capital                                     $ 14,709   $ 13,877
 Actual %                                                   7.90%      9.63%
 Minimum requirement for capital adequacy %                 4.00%      4.00%
 Average assets for fourth quarter                      $186,077   $144,138

Tier 1 capital to risk-weighted assets
------------------------------------------------------
 Qualifying capital                                     $ 14,709   $ 13,877
 Actual %                                                  14.33%     15.03%
 Minimum requirement for capital adequacy %                 4.00%      4.00%

Total capital to risk-weighted assets
             (Tier 1 and Tier 2)
------------------------------------------------------
 Qualifying capital                                     $ 16,010   $ 15,050
 Actual %                                                  15.60%     16.30%
 Minimum requirement for capital adequacy %                 8.00%      8.00%
 Risk-weighted assets                                   $102,612   $ 92,335

/(1)/ Calculated on an average quarterly basis.
See Note B to the Company's Consolidated Financial Statements for certain capital restrictions.

Company
The table below sets forth the regulatory capital requirements and capital ratios for the Company at December 31, 1998 and 1997:

(dollars in thousands)                                     1998         1997
------------------------------------------------------  -----------  -----------
Tier 1 capital (Leverage) to total assets /(1)/ratio
------------------------------------------------------
 Qualifying capital                                     $   13,453   $   11,106
 Actual %                                                     7.20%        7.71%
 Minimum requirement for capital adequacy %              4.00-5.00%   4.00-5.00%
 Average assets for fourth quarter                      $  186,757   $  144,004

Tier 1 capital to risk-weighted assets
------------------------------------------------------
 Qualifying capital                                     $   13,453   $   11,106
 Actual %                                                    13.05%       12.02%
 Minimum requirement for capital adequacy %                   4.00%        4.00%

Total capital to risk-weighted assets
             (Tier 1 and Tier 2)
------------------------------------------------------
 Qualifying capital                                     $   14,759   $   12,279
 Actual %                                                    14.32%       13.29%
 Minimum requirement for capital adequacy %                   8.00%        8.00%
 Risk-weighted assets                                   $  103,071   $   92,378

/(1)/ Calculated on an average quarterly basis.

The Company suspended the payment of cash dividends to its stockholders in the fourth quarter of 1989 and has not paid any cash dividends to its stockholders since that time. See Note J to the Company's Consolidated Financial Statements for dividend restrictions.

Asset Liability Management and Market Risk

     The Company's actions with regard to interest rate risk, market risk and asset and liability management are the responsibility of the Asset and Liability Committee ("ALCO") which is, in part, comprised of members of the Bank's senior management. ALCO is responsible for directing asset liability management ("ALM") activities, including the development of specific ALM strategies to achieve the Bank's objectives, and the management of interest rate risk. Interest rate risk can be defined as the exposure of the Company's net income or financial position to adverse movements in interest rates. In addition to impacting net interest income, changes in the level of interest rates also affect (i) the amount of loans originated, (ii) the ability of borrowers to repay loans, (iii) the average maturity of loans, which tends to increase when current market loan rates are substantially higher than rates on existing loans and, conversely, decrease when rates on existing loans are substantially higher than current market loan rates (due to refinancings of loans at lower rates), and (iv) the carrying value of investment securities classified as available for sale and resultant adjustments to stockholders' equity.

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

     Management's efforts to control exposure to interest rate risk is complicated by the uncertainty of the maturity, repricing and/or run off characteristics of a portion of the Company's assets and liabilities, such as the Company's interest bearing checking and savings products that have no contractual maturity, and the unexpected changes in the balance of these products as a result of changes in competitive or market conditions. Similarly, customers have the right to prepay certain loans, for example residential mortgage loans, without prepayment penalties. As a result, a significant portion of the Company's assets, including mortgage based assets, such as mortgage loans and securities, are subject to prepayment risks. To measure the sensitivity of its income to changes in interest rates, the Company utilizes a variety of methods, including simulation models and gap analysis. The gap analysis measures the difference between rate sensitive assets and rate sensitive liabilities repricing or maturing within specific time periods. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. However, this method does not take into consideration management's ability to exert some control over the timing of interest rate changes on certain deposits and the ability to change the estimated maturity/repricing of those deposits with no contractual maturity. Additionally, the gap analysis does not take into account the prepayment characteristics of loans in a changing interest rate environment. Therefore, the gap analysis is viewed as a complement to the simulation model.

The following table shows the estimated maturity/repricing structure of the interest sensitive assets and interest sensitive liabilities of the Company at December 31, 1998.

                                                                           Maturing/Repricing
                                          ------------------------------------------------------------------------------------
                                                        After Three   After One   After Three
                                                             Months    Year but     Years but     After
                                                Within   but within      within        within      Five     Non-Rate
(dollars in thousands)                    Three Months     One Year Three Years    Five Years     Years    Sensitive    Total
----------------------------------------  ------------  ----------- -----------   -----------     -----    --------  --------

Interest-Sensitive Assets
Interest earning deposits                     $ 28,118           -             -            -         -           -   $ 28,118
Securities:
  Available for sale/ (1)/                         194           -             -     $  2,033   $44,336    $  1,800     48,363
  Held to maturity                                   -           -             -            -         -           -          -
Mortgage loans held for sale                        83           -             -            -         -           -         83
Loans/ (2)/                                      7,562    $ 43,258      $  5,529       15,833    33,551      (2,692)   103,041
Other assets                                         -           -             -            -         -      11,808     11,808
                                              --------    --------      --------     --------   -------    --------   --------
  Total Interest-Sensitive Assets             $ 35,957    $ 43,258      $  5,529     $ 17,866   $77,887    $ 10,916   $191,413
                                              ========    ========      ========     ========   =======    ========   ========

Interest-Sensitive Liabilities
Savings and money market accounts             $ 45,252    $  3,480             -            -         -    $ 36,341   $ 85,073
Certificate of deposit accounts                 16,202      22,219      $ 10,557     $  4,047         -           -     53,025
Other deposits                                       -           -             -            -         -      10,447     10,447
FHLB advances                                    5,000           -         7,545        3,000   $ 7,000           -     22,545
Secured borrowings                                 967           -             -            -         -           -        967
Savings Bank Notes                                   -           -         2,600            -         -           -      2,600
Other liabilities                                    -           -             -            -         -         442        442
Equity                                               -           -             -            -         -      16,314     16,314
                                              --------    --------      --------     --------   -------    --------   --------
  Total Interest-Sensitive Liabilities        $ 67,421    $ 25,699      $ 20,702     $  7,047   $ 7,000    $ 63,544   $191,413
                                              ========    ========      ========     ========   =======    ========   ========

Periodic repricing difference
  (Periodic gap)                              $(31,464)   $ 17,559      $(15,173)    $ 10,819   $70,887    $(52,628)
Cumulative repricing difference
  (Cumulative gap)                            $(31,464)   $(13,905)     $(29,078)    $(18,259)  $52,628
Cumulative gap to total assets                  (16.44)%     (7.26)%      (15.19)%      (9.54)%   27.49%

/(1)/ FHLB stock is classified as available for sale and included in the non-rate sensitive column. Additionally, included in available for sale securities are mortgage backed securities based on contractual maturities.
/(2)/ The allowance for loan losses, deferred origination fees and nonaccrual loans are included in the non-rate sensitive column.

At December 31, 1998, the Company's one-year cumulative gap was a negative 7.26% and within the limits set forth under the Company's ALM Policy.

A more meaningful approach to measuring interest rate sensitivity is the simulation model, which analyzes resulting net income under various interest rate scenarios. Projected net interest income is modeled based on immediate movements or shifts in interest rates of 200 basis points, up or down, analyzed over a twelve month period. The model is based on the actual maturity and repricing characteristics of interest rate sensitive assets and liabilities and factors in budget projections for anticipated activity levels in the various asset and liability categories. Assumptions are also made with regard to principal prepayment speeds on loans and mortgage backed securities. The model also takes into account the Company's ability to exert greater control over the setting of interest rates on certain deposit products than it has over variable and adjustable rate loans, which are tied to published indices such as designated prime lending rates and the rate on U.S. Treasury securities.

The following table reflects the estimated percentage change in net interest income for the next 12 months resulting from a change in interest rates of 200 basis points.

                           Change in Rates(a)    % Change in net Interest Income
--------------------------------------------------------------------------------
                           +200 basis points                               -7.3%
                           -200 basis points                               -1.5%

(a) Includes various interest rate floors and ceilings established for certain deposit accounts: NOWs--floor 1%, ceiling 3%; Savings (other than High Rise Savings)--floor 1.50%, ceiling 3.75%; Money Market accounts--floor 1.5%, ceiling 3.75%. At December 31, 1998 the average interest rates paid on NOWs, Savings and Money Market accounts were 1.85%, 2.58% and 2.63%, respectively.

Based on the information and assumptions in effect at December 31, 1998, management of the Company believes that a 200 basis point change in interest rates up or down, and the resulting impact over a twelve month period, would not adversely impact the Company's annualized net interest income by more than 8% (and is within the limits of the Company's policy parameters).

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

Inflation can directly affect the value of loan collateral, in particular real estate. Sharp decreases in real estate prices, as discussed previously, have in the past resulted in significant loan losses and losses on real estate acquired. Inflation, or deflation, could significantly affect the Company's earnings in future periods.

Year 2000 Issue

The Company is aware of potential problems that may be experienced with computerized and other electronic systems at the turn of the millennium, beginning January 1, 2000. These problems exist because many systems rely on two digit fields instead of four digit fields to store the year of date sensitive information. An example of the type of problem that may arise is that some systems will interpret the 00 in its year field to mean 1900 instead of 2000. This problem will not only affect software programs but hardware as well, and could result in a system failure or miscalculations causing disruptions of operations including, among other things, a temporary inability to process transactions or engage in normal business activities.

The Company's State of Readiness. The Federal Financial Institutions Examination Council (FFIEC) has issued several statements providing guidance on the Year 2000 issue. The statements address key phases of the Year 2000 project management process, outline specific responsibilities of senior management and the Board of Directors to address these risks, assist financial institutions in developing prudent risk controls to manage risks related to the Year 2000 and outline the due diligence process that financial institutions should adopt to manage these risks. In response, the Company has formed a Year 2000 Action Committee which is comprised of various members of the Bank's senior and middle management. The Committee has developed a detailed plan for mitigating Year 2000 risk as it relates to the Bank's Information Technology systems and Non-Information Technology systems. In accordance with FFIEC guidelines, the Year 2000 project management process has five phases, which include Awareness, Assessment, Renovation, Validation and Implementation of all systems.

Awareness Phase. During the Awareness phase, the Company is required to (i) define the Year 2000 problem as it relates to specific circumstances and gain executive support for the resources necessary to perform compliance work, (ii) establish a Year 2000 Committee, and (iii) develop an overall strategy that encompasses in-house systems, service bureaus for systems that are outsourced, vendors, auditors, customers and suppliers (including correspondents).

The Company has completed activities related to the Awareness Phase. As stated previously, the Company has formed a Year 2000 Committee which has developed and implemented a strategy to minimize the impact of Year 2000 technology problems. The Committee provides regular updates to the Company's Board of Directors and Executive management.

Assessment Phase.  As part of the Assessment phase, the Company is required to
(i) assess the size and complexity of issues related to the Year 2000 issue,
(ii) detail the magnitude of effort and resources necessary to address Year 2000 issues, (iii) identify all hardware, software, networks, automated teller machines, other various processing platforms, and customer and vendor dependencies affected by the Year 2000 date change, and (iv) develop a
contingency plan for the items addressed in the action plan.   The assessment
phase must go beyond information systems and include facilities and environmental systems that are dependent on embedded microchips, such as security systems, elevators, and vaults.

The Company has already completed the Assessment phase, which included assessing all Information Technology (i.e. computer software, hardware, third party vendors and other electronic devices) and non-Information Technology systems (i.e. vaults, security and environmental systems) for compliance with the year 2000. The Committee prioritized each item to determine if non-compliance with the Year 2000 date change would adversely impact customers, shareholders or employees. During this assessment, 19% of the Bank's IT system applications and services met this criteria and were classified as mission critical.

Renovation Phase. As part of the Renovation Phase, the Company is required to prioritize work based on information gathered during the Assessment phase, and includes code enhancements, hardware and software upgrades, system replacements, vendor certification and other associated changes. For institutions relying on outside services or third-party software providers, ongoing discussions and monitoring of vendor progress is necessary.

The Company has already completed a significant portion of activities related to the renovation phase of mission critical applications (approximately 97%), with the remainder targeted for completion by June of 1999. All non-mission critical applications are anticipated to be completed by September 1999. A majority of the Company's systems are supplied by third-party vendors and are being renovated by the vendors. The Company has been provided with a Year 2000 ready release by its primary data processing vendor. This release has already been installed and has been validated by the Year 2000 Action Committee for future date processing accuracy.

Validation Phase. The Validation Phase includes actual testing of incremental changes to hardware and software components. In addition to testing upgraded components, connections with other systems must be verified, and all changes should be accepted by internal and external users. The Company should also establish controls to assure the effective and timely completion of all hardware and software testing prior to final implementation.

The Company's Year 2000 Action Committee is responsible for testing the primary data processing systems and all mission critical server-based applications for Year 2000 readiness. Validation and testing of updates supplied by the Company's third-party vendors is almost complete. Primary functional transaction types such as deposits, withdrawals, payments, maturities, interest postings, inquiries on deposit and loan accounts, and other typical business processes, continue to be tested for key date validity and accuracy. Key dates include dates before, during and after the century change and the century leap year. The Company has completed validation testing on approximately 95% of mission critical applications and anticipates that all non-mission critical applications will be completed by September 1999.

Implementation Phase. During the Implementation Phase, systems should be certified as Year 2000 compliant and be accepted by the business users. For any system failing certification, the business effect must be assessed clearly and the Company's contingency plans should be implemented. In addition, this phase must ensure that any new systems or subsequent changes to verified systems are compliant with Year 2000 requirements.

A significant number of the Company's mission critical applications are supplied by third party vendors. The vendor is responsible for making revisions to its software, performing testing and providing the updates to the Company. Software updates have been provided and installed by a majority of the Company's third-party vendors and the Company is currently in the process of validating the software for Year 2000 readiness on its systems. At this time, the implementation phase has not yet been completed, however the Company expects to have completed the implementation phase for all mission critical applications by June of 1999 and all non-mission critical applications by September of 1999.

Costs Related to the Year 2000 Issue

Management does not expect the costs associated with the Year 2000 issues to have a material effect on the Company's financial statements. To date, the Company has incurred approximately $21,000 in external costs for its Year 2000 program. The Company currently estimates that it will incur additional expenses between now and December 31, 1999 to complete its Year 2000 compliance work, however, these costs are not anticipated to exceed $50,000 for both mission critical and non-critical systems. These costs, which may vary from the estimates, have been, and will continue to be, expensed as incurred.

Risks Related to the Year 2000 Issue

Though the Company is diligently working to ensure that there is no disruption in its operations due to Year 2000 systems problems, and believes it will be successful in this regard, there can be no guarantee that all of the systems critical to the operational performance of the Bank will be Year 2000 compliant and fully functional at the turn of the millennium. While management is working diligently to protect the Company against such an occurrence, it is possible that a vendor upon whom the Bank is reliant could, despite possible assurances to the contrary, ultimately fail to provide Year 2000 compliant services to the Company, or said services could prove incompatible with the Company's systems. A significant systems failure could have a material adverse impact on the financial condition of the Company.

Contingency Plan

A Year 2000 contingency plan is being drafted and incorporated into the Company's overall contingency plan to address potential worst case scenarios relating to the Year 2000 issue. The Company is developing alternative solutions for business resumption and approaches to minimize the impact of different scenarios. Possible alternatives to address these scenarios include increasing cash reserves, designating existing branch locations as emergency regional offices, (with alternative power sources and alternative communication methods), increasing customer and community awareness, and having staff available on site during the turn of the millennium.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of December 31, 1998, the Company had approximately 1,444 holders of record and 1,360,527 outstanding shares of common stock. The common stock is traded on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol "FCME".

The following table sets forth the high and low sales prices for the Company's common stock traded on The Nasdaq SmallCap Market.

                        High      Low
                       -------  -------
1997
     First Quarter     $10.125  $  7.25
     Second Quarter      10.00    8.875
     Third Quarter      13.188     9.25
     Fourth Quarter      15.75    12.50

1998
     First Quarter     $ 15.50  $13.625
     Second Quarter     14.625    12.75
     Third Quarter       13.00    10.00
     Fourth Quarter     10.625    8.375


No dividends were declared by the Company during the years 1993 through 1998. There are certain restrictions on the ability of the Company to pay dividends and on the ability of the Bank to transfer funds to the Company in the form of cash dividends. See Note J to the Company's Consolidated Financial Statements.

FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
 First Coastal Corporation:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of First Coastal Corporation and its subsidiary (the "Company") at December 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Portland, Maine
February 17, 1999

CONSOLIDATED BALANCE SHEETS
First Coastal Corporation and Subsidiary
                                                                                         December 31,
                                                                                     --------------------
(in thousands, except share and per share amounts)                                      1998      1997
-----------------------------------------------------------------------------------  ---------  ---------

ASSETS
Noninterest earning deposits and cash - Note C                                       $  4,509   $  3,615
Interest earning deposits                                                              28,118      3,939
                                                                                     --------   --------
 Cash and Cash Equivalents                                                             32,627      7,554

Investment securities - Note D:
 Available for sale (at market value)(amortized cost: 1998 $47,037; 1997 $15,778)      47,048     15,887
 Held to maturity (at amortized cost) (fair value: 1997 $6,973)                             -      7,000
                                                                                     --------   --------
                                                                                       47,048     22,887

Federal Home Loan Bank stock-at cost                                                    1,315      1,315
Loans held for sale - Note A                                                               83      3,565

Loans - Note E                                                                        105,873    104,304
   Deferred loan fees, net                                                                (97)      (139)
   Allowance for loan losses - Note F                                                  (2,735)    (2,665)
                                                                                     --------   --------
                                                                                      103,041    101,500

Premises and equipment - Note G                                                         2,554      3,554
Accrued income receivable                                                               1,132        970
Real estate owned and repossessions                                                        15         65
Deferred tax asset - Note L                                                             3,354      4,095
Other assets                                                                              244        895
                                                                                     --------   --------
  TOTAL ASSETS                                                                       $191,413   $146,400
                                                                                     ========   ========

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES
Deposits - Note H                                                                    $148,545   $114,991
Advances from Federal Home Loan Bank - Note I                                          22,545     13,294
Savings Bank Notes - Note I                                                             2,600      3,000
Secured borrowings                                                                        967          -
Accrued expenses and other liabilities                                                    442        307
                                                                                     --------   --------
  TOTAL LIABILITIES                                                                   175,099    131,592

Commitment and Contigencies - Note M

STOCKHOLDERS' EQUITY - Note J
Preferred stock, $1 par value; Authorized 1,000,000 shares; none outstanding
Common Stock, $1 par value: Authorized 6,700,000 shares;
 issued and outstanding as of 1998 and 1997 -
1,360,527 and 1,359,194 shares, respectively                                            1,361      1,359
Paid-in capital                                                                        31,751     31,746
Retained earnings (deficit)                                                           (16,805)   (18,369)
Accumulated other comprehensive income                                                      7         72
                                                                                     --------   --------
TOTAL STOCKHOLDERS' EQUITY                                                             16,314     14,808
                                                                                     --------   --------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                         $191,413   $146,400
                                                                                     ========   ========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS
First Coastal Corporation and Subsidiary
                                                                     Year Ended December 31,
                                                                ---------------------------------
(in thousands, except share and per share amounts)                 1998        1997       1996
--------------------------------------------------------------  ----------  ----------  ---------

Interest and Dividend Income
 Interest and fees on loans                                     $    9,919  $    9,651  $  9,226
 Interest and dividends on investment securities:
  Investment interest income                                         2,042       1,674     1,414
  Dividends                                                             84          94       179
 Interest earning deposits                                           1,014         475       512
                                                                ----------  ----------  --------
Total Interest and Dividend Income                                  13,059      11,894    11,331

Interest Expense
Deposits - Note H                                                    5,308       4,459     4,724
Borrowings:
  Advances from Federal Home Loan Bank                                 900         940       404
  Savings Bank Notes                                                   332         477       190
  FDIC Note                                                              -           -       335
  Secured borrowings                                                    27           -         -
                                                                ----------  ----------  --------
Total Interest Expense                                               6,567       5,876     5,653
                                                                ----------  ----------  --------
Net Interest Income Before Provision for Loan Losses                 6,492       6,018     5,678

Provision for loan losses - Note F                                       -           -         -
                                                                ----------  ----------  --------
Net Interest Income After Provision for Loan Losses                  6,492       6,018     5,678

Noninterest Income
Service charges on deposit accounts                                    508         466       362
Other service charges and fees                                          34          76        84
Gain on investment securities transactions                             104         271        38
Gain on sales of mortgage loans                                        111          99         7
Gain on sale of branch                                                   -           -       366
Gain on sale of real estate                                            539           -         -
Other                                                                   85          78       133
                                                                ----------  ----------  --------
                                                                     1,381         990       990
                                                                ----------  ----------  --------
Operating Expenses
Salaries and employee benefits - Note K                              2,632       2,367     2,142
Occupancy                                                              536         446       428
Net cost of operation of real estate owned and repossessions             7          67        81
Other                                                                2,275       2,187     2,491
                                                                ----------  ----------  --------
                                                                     5,450       5,067     5,142
                                                                ----------  ----------  --------

Income Before Income Taxes                                           2,423       1,941     1,526
Income tax expense (benefit) - Note L                                  859         679    (4,859)
                                                                ----------  ----------  --------
NET INCOME                                                      $    1,564  $    1,262  $  6,385
                                                                ==========  ==========  ========

PER SHARE AMOUNTS - Note P
Basic earnings per share:
  Weighted average shares outstanding                            1,359,976   1,358,730   933,578
  Net Income per share                                          $     1.15  $      .93  $   6.84
                                                                ==========  ==========  ========

Diluted earnings per share:
  Weighted average shares outstanding                            1,379,124   1,391,272   940,480
  Net Income per share                                          $     1.13  $      .91  $   6.79
                                                                ==========  ==========  ========

See notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
First Coastal Corporation and Subsidiary

                                                                                  Accumulated
                                                                     Retained           Other
                                             Common   Paid-In        Earnings   Comprehensive
(in thousands, except share amounts)          Stock   Capital        (Deficit)         Income    Total
------------------------------------------  -------  --------  --------------   -------------    -------

Balances at December 31, 1995                $  600   $29,375       $(26,016)          $   38    $ 3,997
  Shares outstanding for 1996: 1,357,861
  1996 net income                                                      6,385                       6,385
  Increase in net unrealized loss on
     available for sale securities                                                       (117)      (117)
  Isssuance of restricted stock                   8        30                                         38
  Issuance of common stock                      750     2,335              -                -      3,085
                                            -------  --------  --------------   -------------    -------
Balances at December 31, 1996                 1,358    31,740        (19,631)             (79)    13,388
  Shares outstanding for 1997: 1,359,194
  1997 net income                                                      1,262                       1,262
  Increase in net unrealized gain on
     available for sale securities                                                        151        151
  Exercise of common stock options                1         6              -                -          7
                                            -------  --------  --------------   -------------    -------
Balances at December 31, 1997                 1,359    31,746        (18,369)              72     14,808
  Shares outstanding for 1998: 1,360,527
  1998 net income                                                      1,564                       1,564
  Decrease in net unrealized gain on
     available for sale securities                                                        (65)       (65)
  Exercise of common stock options                2         5              -                -          7
                                            -------  --------  --------------   -------------    -------
Balances at December 31, 1998                $1,361   $31,751       $(16,805)          $    7    $16,314
                                            =======  ========  =============    =============    =======

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
First Coastal Corporation and Subsidiary
                                                                                                Year Ended December 31,
                                                                                            -------------------------------
(in thousands)                                                                                1998       1997       1996
------------------------------------------------------------------------------------------  ---------  ---------  ---------
Operating Activities
Net income                                                                                  $  1,564   $  1,262   $  6,385
Adjustments to reconcile net income to net cash provided by operating activities:
 (Gains) and losses on REO                                                                        (7)         2         11
 Gain on sale of premises and equipment                                                         (539)         -          -
 Depreciation and amortization                                                                   400        319        270
 Amortization of investment security premium (discounts)                                         117         63        (27)
 Realized investment securities gains                                                           (104)      (271)       (38)
 Realized gains on assets held for sale                                                         (111)       (99)        (7)
 Loans originated and acquired for resale                                                    (10,726)    (7,366)    (6,147)
 Sales of loans originated and acquired for resale                                            14,319      5,390      4,945
 Decrease (increase) in interest receivable                                                     (162)       109        (75)
 Increase (decrease) in interest payable                                                          31          2       (466)
 Net change in other assets                                                                    1,449      1,371     (3,499)
 Net change in other liabilities                                                                 104         44        (64)
                                                                                            --------   --------   --------
Net cash provided by operating activities                                                      6,335        826      1,288

Investing Activities
 Decrease in federal funds sold                                                                    -          -     10,000
 Maturities of securities held to maturity                                                    10,000      3,000      7,000
 Maturities of securities available for sale                                                       -      1,000      4,000
 Sales of securities available for sale                                                        6,927     15,831      3,506
 Purchases of investment securities available for sale                                       (37,973)   (15,469)   (16,535)
 Purchases of investment securities held to maturity                                          (3,193)      (198)    (5,003)
 Net change in loans                                                                          (1,541)    (5,651)     2,592
 Net sales (purchases) of premises and equipment                                               1,139       (445)      (625)
                                                                                            --------   --------   --------
Net cash provided (used) by investing activities                                             (24,641)    (1,932)     4,935

Financing Activities
 Net change in deposits                                                                       33,554        (94)   (10,580)
 Net change in secured borrowings                                                                967          -          -
 Proceeds from borrowings                                                                     14,000      2,000     13,000
 Payments on borrowings                                                                       (5,149)    (4,706)    (9,000)
 Proceeds from sale of common stock                                                                -          -      3,085
 Proceeds from exercise of common stock options                                                    7          7          -
 Finance cost associated with Savings Bank Notes                                                   -          -       (116)
                                                                                            --------   --------   --------
Net cash provided (used) by financing activities                                              43,379     (2,793)    (3,611)
                                                                                            --------   --------   --------

Increase (decrease) in cash and cash equivalents                                              25,073     (3,899)     2,612
Cash and cash equivalents at beginning of period                                               7,554     11,453      8,841
                                                                                            --------   --------   --------
Cash and cash equivalents (interest and noninterest bearing) at end of period               $ 32,627   $  7,554   $ 11,453
                                                                                            ========   ========   ========

Supplemental Disclosures of Information
 Interest paid on deposits and borrowings                                                   $  6,535   $  5,874   $  6,107
 Income tax paid (refund)                                                                         85          -        (48)

Noncash Investing and Financing Activities
 Change in unrealized holding gains (losses) on investment securities available for sale    $    (65)  $    151   $   (117)
 Transfer of loans to real estate owned and repossessions                                        153         21        572
 Issuance of restricted stock                                                                      -          -         38

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
First Coastal Corporation and Subsidiary

                                                                For the Year Ended December 31,
                                                                -------------------------------
(dollars in thousands)                                              1998     1997     1996
--------------------------------------------------------------     -------  -------  -------

Net income                                                         $1,564   $1,262   $6,385

Other comprehensive income:
 Unrealized holding gains arising during the period (net of
   income taxes: 1998 - $1; 1997 - $37; 1996 - $0)                      4      330      (92)
 Reclassification adjustment for realized gains included in net income (net of income taxes: 1998 - $(35); 1997 - $(92);
   $1996 - $(13))                                                     (69)    (179)     (25)
                                                                   ------   ------   ------
                                                                      (65)     151     (117)
                                                                   ------   ------   ------
     Comprehensive income                                          $1,499   $1,413   $6,268
                                                                   ======   ======   ======

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
First Coastal Corporation and Subsidiary
December 31, 1998

Note A.  ACCOUNTING POLICIES

Business

First Coastal Corporation (the "Company") is a bank holding company whose sole subsidiary is Coastal Bank, a Maine chartered, stock savings bank (the "Bank"). The principal business of the Bank consists of retail and commercial banking, including attracting deposits from the general public and originating residential mortgage, consumer, commercial real estate and small business loans. Deposits are federally insured by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation ("FDIC").

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

While management uses available information to recognize losses on loans and real estate owned ("REO"), future additions to the Allowance for Loan Losses (the "Allowance") or REO writedowns may be necessary based on changes in economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Company's Allowance and the carrying value of REO. Such authorities may require the Company to recognize additions to the Allowance and/or write down the carrying value of REO based on their judgments of information available to them at the time of their examination.

New Accounting Standards

Effective January 1, 1998, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The requirements of the pronouncement do not have a material effect on the Company's financial condition and results of operations.

Effective January 1, 1998, the Company adopted FASB SFAS No. 131, Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company has determined that it does not currently have separately reportable operating segments under this pronouncement.

In February 1998, FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 will revise employers' disclosures about pension and other postretirement benefit plans. The requirements of this pronouncement were adopted for the Company's financial statements for the year ending December 31, 1998. The requirements of this pronouncement do not have a material effect on the Company's financial condition and results of operations.

In June 1998, FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The requirements of this pronouncement will be adopted effective January 1, 2000 and are not expected to have a material effect on the Company's financial conditions and results of operations.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less (from the date of purchase) to be cash equivalents.

Investment Securities

Securities that may be sold as part of the Company's asset/liability or liquidity management or in response to or in anticipation of changes in interest rates and resulting prepayment risk, or for other similar factors, are classified as available-for-sale and carried at their fair market value, with unrealized holding gains and losses (net of related taxes) excluded from earnings and reported as a separate component of stockholders' equity. Securities that the Company has the ability and positive intent to hold to maturity are classified as held-to-maturity and carried at cost adjusted for amortization of bond premiums and accretion of bond discounts. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis.

Loans Held for Sale

Loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on an aggregate loan basis. Changes in the carrying value are reported in earnings as gains and losses on mortgage loans. Realized gains and losses on sales of mortgage loans are reported in earnings when the proceeds are received from investors.

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

The accrual of interest on loans is generally discontinued when principal or interest is past due by ninety days or more, or earlier when, in the opinion of management, full collection of principal or interest is unlikely, unless such loans are well collateralized and in the process of collection. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and interest accrued in prior years is charged to the Allowance. Income on such loans is then recognized only to the extent that cash is received and future collection of principal is probable.

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

Real Estate Owned and Repossessions

REO consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans. REO is initially recorded at the lower of cost or fair value (minus estimated costs to sell) at the date the property is acquired and any difference is charged to the Allowance at the time of reclassification. Subsequently, the values of such properties are reviewed by management and writedowns, if any, are charged to expense. All expenses and income related to REO properties are included in the net cost of operations and real estate owned in the Company's Consolidated Financial Statements of Operations.

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

Risks and Uncertainties

In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory. There are four main components of economic risk: interest rate risk, credit risk, market risk and competitive risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, than its interest-earning assets. Credit risk is the risk of default on the Company's loan portfolio that results from borrowers inability or unwillingness to make contractually required payments. Market risk results from changes in the value of assets and liabilities which may impact, favorably or unfavorably, the realizability of those assets and liabilities held by the Company. Competitive risk is the impact on the Company's operations resulting from competitor's actions with regard to areas such as products offered, loan and deposit pricing, branch facilities, strategic alliances and promotional efforts.

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

Computation of Earnings per Share

In February 1997, FASB issued SFAS No. 128, Earnings Per Share. SFAS No. 128 provides reporting standards for basic and diluted earnings per share and is effective for financial statement periods ending after December 15, 1997. Basic earnings per share is computed by dividing income available to common stockholders by the weighted-average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. All prior period earnings per share data has been restated to conform to the provisions of this statement.

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

Quantitative measures established by regulation to ensure capital compliance require the Bank to maintain minimum amounts and ratios (set forth in the table below) of Tier 1 capital (leverage) to total assets, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets. Management believes that, as of December 31, 1998, the Bank meets all capital adequacy requirements to which it is subject.

As of December, 1998, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes has changed the Bank's category.

The tables below set forth the actual capital ratios and minimum regulatory requirements for capital adequacy and under prompt corrective action for the Bank at December 31, 1998 and 1997:

                                                                                                Minimum
                                                                                      Requirement to be
                                                                            Minimum    well capitalized
                                                                    Requirement for        under Prompt
1998                                                      Actual   Capital Adequacy   Corrective Action
-------------------------------------------------------  -------  -----------------  ------------------

Tier 1 capital (Leverage) to total assets /(1)/ ratio      7.90%              4.00%               5.00%

Tier 1 capital to risk-weighted assets                    14.33               4.00                6.00

Total capital to risk-weighted assets
  (Tier 1 and Tier 2)                                     15.60               8.00               10.00

/(1)/ Calculated on an average quarterly basis

                                                                                                Minimum
                                                                                      Requirement to be
                                                                            Minimum    well capitalized
                                                                    Requirement for        under Prompt
1998                                                      Actual   Capital Adequacy   Corrective Action
-------------------------------------------------------  -------  -----------------  ------------------

Tier 1 capital (Leverage) to total assets /(1)/ ratio      9.63%              4.00%               5.00%

Tier 1 capital to risk-weighted assets                    15.03               4.00                6.00

Total capital to risk-weighted assets
  (Tier 1 and Tier 2)                                     16.30               8.00               10.00

/(1)/ Calculated on an average quarterly basis

Note C. NONINTEREST EARNING DEPOSITS AND CASH

Noninterest bearing deposits and cash balances at December 31, 1998 are subject to withdrawal and usage restrictions of $100,000 to be maintained at the Federal Reserve Bank of Boston to meet the Bank's reserve requirements.

Note D. INVESTMENT SECURITIES

The following table sets forth the amortized cost, fair market value and gross unrealized gains and losses of investment securities for each major security type at December 31, 1998 and 1997:

                                                      December 31, 1998
                                        --------------------------------------------
                                                        Gross        Gross     Fair
                                        Amortized  Unrealized   Unrealized   Market
(in thousands)                               Cost       Gains       Losses    Value
-------------------------------------   ---------  ----------  -----------  -------

Available for Sale:
 U.S. government obligations              $14,269        $  3       $(107)  $14,165
 Mortgage backed securities                32,283         137         (22)   32,398
 Other                                        485           -           -       485
                                          -------        ----       -----   -------
                                          $47,037        $140       $(129)  $47,048
                                          =======        ====       =====   =======
                                                      December 31, 1997
                                        --------------------------------------------
                                                        Gross        Gross     Fair
                                        Amortized  Unrealized   Unrealized   Market
(in thousands)                               Cost       Gains       Losses    Value
-------------------------------------   ---------  ----------  -----------  -------

Available for Sale:
 Mortgage backed securities               $15,689        $112       $  (3)  $15,798
 Other                                         89           -           -        89
                                          -------        ----       -----   -------
                                          $15,778        $112       $  (3)  $15,887
                                          =======        ====       =====   =======

Held to Maturity:
 U.S. government obligations              $   200           -           -   $   200
 U.S. government agency callable notes      6,800        $  1       $ (28)    6,773
                                          -------        ----       -----   -------
                                          $ 7,000        $  1       $ (28)  $ 6,973
                                          =======        ====       =====   =======

The following is a summary of gross realized gains and losses on investment securities sold for 1998, 1997 and 1996. All security gains and losses were related to securities classified as available for sale. For computation of gross realized gains and losses, cost was determined by the specific identification method.

                                                 December 31,
                                -----------------------------------------------
                                     1998            1997           1996
                                Gross Realized  Gross Realized  Gross Realized
                                --------------  --------------  ---------------
(in thousands)                  Gains   Losses  Gains   Losses  Gains   Losses
------------------------------  ------  ------  ------  ------  ------  -------
Sales of:
 U.S. government obligations         -       -   $  62       -     $17       -
 Mortgage-backed securities          -       -      39       -       -       -
 Equity securities                $104       -     170       -      24     $(3)
                                ------  ------   -----  ------     ---  ------
                                  $104       -   $ 271       -     $41     $(3)
                                ======  ======   =====  ======     ===  ======

The following table represents the contractual maturities, amortized cost and fair value for investments in debt securities for each major security type at December 31, 1998:

                              Available for Sale Securities
                              -----------------------------
                                  Amortized
(in thousands)                         Cost     Fair Value
-------------------------         ---------     ----------
Due in one year or less             $   194        $   194
Due from 1 - 5 years                  2,030          2,033
Due from 5 - 10 years                10,931         10,876
Due after ten years                  33,397         33,460
                                    -------        -------
                                    $46,552        $46,563
                                    =======        =======

At December 31, 1998, the Company's securities pledged as collateral for public and private deposits totaled $6.3 million.

Note E. LOANS

The composition of the loan portfolio was as follows:

                                      December 31,
                                   ------------------
(in thousands)                       1998      1997
---------------------------------  --------  --------

Real estate mortgage loans:
 Residential                       $ 32,555  $ 33,251
 Commercial                          52,747    48,705
Real estate construction loans        1,384     1,955
Commercial and industrial loans       5,872     5,166
Consumer and other loans             13,315    15,227
                                   --------  --------
                                   $105,873  $104,304
                                   ========  ========

Included in interest and fees on loans as reported in the consolidated statements of operations are origination fees, commitment fees, late charges and application fees for the years ended December 31, 1998, 1997 and 1996 of $262,000, $195,000 and $152,000, respectively.

At December 31, 1998, the Bank was servicing $44.9 million of loans in its capacity as a subservicer, as compared to its serviced loan portfolio of $42.9 million at December 31, 1997.

At December 31, 1998 and 1997, the Bank had binding commitments for the sale of mortgage loans held for sale totaling $83,000 and $2.0 million, respectively.

Included in loans are $404,000 in related party loans to directors which were made in the ordinary course of business on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons. The loans are current and being paid in accordance with the terms of the loan agreement.

Impaired Loans

At December 31, 1998, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $439,000, as compared to $717,000 at December 31, 1997. The corresponding portion of the Allowance allocated against the total recorded investment in loans ("Allocated Reserves") was $55,000 as of December 31, 1998 and $91,000 as of December 31, 1997. An amount equal to $430,000 of the $439,000 total impaired loans was classified as nonaccrual and the remaining $9,000 was classified as potential problem loans at December 31, 1998. At December 31, 1997, an amount equal to $652,000 of the $717,000 total impaired loans was classified as nonaccrual or troubled debt restructures and the remaining $65,000 was classified as potential problem loans. The income recorded on a cash basis relating to impaired loans equaled $22,000 and $21,000 at December 31, 1998 and 1997, respectively. The average balance of outstanding impaired loans was $414,000 and $2.3 million for 1998 and 1997, respectively, and an effective yield of 7.07% and 3.92%, respectively.
All of the impaired loans were collateralized by real estate at December 31, 1998 and accounted for by the lower of the fair value of the collateral (net of the $55,000 Allocated Reserves) or amortized loan value.

Non-Performing Assets

The table below sets forth information with respect to nonperforming assets:

                                               December 31,
                                           --------------------
(in thousands)                             1998   1997    1996
-----------------------------------------  -----  -----  ------

Nonaccrual loans                           $ 430  $ 387  $1,944
Accruing loans past due 90 days or more      121    101     201
Restructured loans                             -    265       -
Real estate owned and repossessions           15     65     478
                                           -----  -----  ------
                                           $ 566  $ 818  $2,623
                                           =====  =====  ======

Interest income recognized on nonaccrual and restructured loans totaled $16,000, $122,000 and $41,000 in 1998, 1997 and 1996, respectively. Had interest income on these year-end loans been paid at the contracted rates and due dates, the Company would have recorded additional interest income in 1998, 1997 and 1996 of $8,000, $26,000 and $148,000, respectively.

Note F. ALLOWANCE FOR LOAN LOSSES

Changes in the Allowance were as follows:

                                      Year Ended December 31,
                                     ------------------------
(in thousands)                         1998     1997     1996
---------------------------------    ------   ------   ------

Balance at beginning of year         $2,665   $2,666   $2,659
Charge-offs                             (77)    (339)    (289)
Recoveries                              147      338      296
                                     ------   ------   ------
 Net charge-offs                         70       (1)       7
Provision for loan losses                 -        -        -
                                     ------   ------   ------
Balance at end of year               $2,735   $2,665   $2,666
                                     ======   ======   ======

The Allowance represented 2.58% and 2.56% of total loans, and 496.4% and 353.9% of nonperforming loans at December 31, 1998 and December 31, 1997, respectively.

Note G. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:

                                        December 31,
                                       --------------
(in thousands)                          1998    1997
-------------------------------------  ------  ------

Land                                   $  408  $  408
Buildings and building improvements     1,579   2,708
Leasehold improvements                    282     443
Equipment                               4,061   3,630
                                       ------  ------
                                        6,330   7,189
Less:  Accumulated depreciation
   and amortization                     3,776   3,635
                                       ------  ------
                                       $2,554  $3,554
                                       ======  ======

On September 15, 1998, the Bank sold its headquarters branch/operations center and recognized a gain of $539,000. As a result of the sale, the Bank entered into an eighteen month lease arrangement with the buyer until such time as the Bank can secure a new facility.

Note H. DEPOSITS

Deposit balances at year end consisted of the following:

                                                      December 31,
                                           ---------------------------------
(in thousands)                                   1998                1997
---------------------------------------    -------------          ----------

Noninterest bearing demand deposits          $    10,447           $  7,599
Interest bearing demand deposits                  21,680             17,117
Savings and escrow deposits                       63,393             34,465
Time deposits                                     53,025             55,810
                                             -----------           --------
                                             $   148,545           $114,991
                                             ===========           ========

Included in 1998 and 1997 time deposits are $2,984,000 and $2,328,000, respectively, of deposits of $100,000 or more.

At December 31, 1998, the maturities and weighted average interest rates of time deposits were as follows:

                                Balance   Weighted Average
Maturities                (in thousands)     Interest Rate
------------------------    -----------   ----------------

12 months or less           $    38,421               5.16%
1 - 2 years                       7,627               5.53
2 - 3 years                       2,930               5.51
3 - 4 years                       1,814               5.73
4 -5 years                        2,227               5.55
5 years or more                       6               5.48
                            -----------
  Total                     $    53,025               5.27%
                            ===========

The following is a detail of interest expense on deposits for the three years ending December 31, 1998, 1997 and 1996:
                                                       December 31,
                                             -------------------------------
(in thousands)                                  1998        1997        1996
----------------------------------------     -------    --------    --------

Interest bearing demand deposits             $   422    $    446    $    318
Savings deposits                               1,993         945       1,079
Other time deposits                            2,743       2,915       3,196
Time deposits of $100,000 or more                150         153         131
                                             -------    --------    --------
                                             $ 5,308    $  4,459    $  4,724
                                             =======    ========    ========

Note I. BORROWINGS

Advances From Federal Home Loan Bank ("FHLB") of Boston

Maturities of advances from the FHLB of Boston outstanding at December 31, 1998 are as follows:

                                                                Weighted Average
(in thousands)                                         Rates       Interest Rate
--------------------------------------------     -----------    ----------------

          1999                       $ 1,000           6.03%              6.03%
          2001                         7,545     6.05%-6.25%              6.18%
          2003                         3,000           4.99%              4.99%
          2005                         4,000           5.06%              5.06%
          2008                         7,000     4.99%-5.16%              5.06%
                                     -------
                                     $22,545                              5.47%
                                     =======

Under applicable FHLB regulations, member banks are required to maintain at all times an amount of qualified collateral that is at least sufficient to satisfy the established collateral maintenance level. The Bank maintains qualified collateral well in excess of its current borrowings (and sufficient to support the FHLB advances).

Savings Bank Notes

The Savings Bank Notes bear interest at 10.85% annually, payable quarterly, with semi-annual principal payments of $200,000 which commenced in June 1998. On September 30, 1997, the Company made an unscheduled principal payment to the Savings Banks of $1.0 million, reducing the unpaid principal balance to $3.0 million. At the time the Savings Bank Notes mature on December 31, 2001, the unpaid balance of the Savings Bank Notes, based on the scheduled amortization of $200,000 semi-annually (June and December) and the $1.0 million principal prepayment, will be $1.4 million. The Savings Bank Notes are collateralized by a pledge by the Company of all the shares of common stock of the Bank pursuant to a stock pledge agreement between the Company and the Savings Banks.

The loan agreement between the Company and the Savings Banks with respect to the $4.0 million loan (the "Savings Bank Loan Agreement") contains certain terms, restrictions and covenants related to, among other things, dividends, certain borrowings, minimum capital ratios, capital expenditures and minimum net worth requirements.

Secured Borrowings

In May 1998, the Bank introduced a new cash management program for businesses. The program represents secured borrowings, which include repurchase like agreements that are not FDIC insured. At December 31, 1998 these secured borrowings equaled $967,000 and were collateralized by $967,000 in Bank owned investment securities.

Federal Reserve Bank of Boston

The Bank also has been approved by the Federal Reserve Bank of Boston to obtain funds from its discount window for the purpose of maintaining the Bank's liquidity. No funds have been obtained from this source.

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

The Savings Bank Loan Agreement contains certain terms, restrictions and covenants, including covenants restricting the amount of borrowings that may be incurred by the Company and the Bank, and restrictions regarding the conditions under which cash dividends may be paid by the Company. For further information see "Note I -- Borrowings --Savings Bank Notes."

On December 22, 1998, September 23, 1998 and March 25, 1998, the Bank paid the Company cash dividends of $680,000, $500,000, and $500,000, respectively.

Note K. BENEFIT PLANS

Pension Plan

The Board of Directors of the Bank terminated the Bank's defined benefit plan and implemented a defined contribution plan ("401(k) Plan") for all eligible employees effective August 1, 1997. All employees of the Bank are eligible to participate in the 401(k) Plan upon completion of 1,000 hours of service subsequent to their date of hire. Plan participants may elect to contribute up to 15% of their salary on a pre-tax basis. The Bank provides matching contributions up to 6% of compensation. The Bank incurred expenses relating to the 401(k) Plan totaling $98,000 for the year ended December 31, 1998.

Future benefit accruals under the defined benefit plan were eliminated as of July 31, 1997 and the plan was terminated as of September 30, 1997. During 1998 the Bank received a determination ruling from the Internal Revenue Service ("IRS") with respect to the termination of the defined benefit plan. The settlement and distribution of the defined benefit plan assets occurred in December 1998 and did not have a material effect on the Company's financial statements. In connection with the defined benefit plan termination the Company elected to contribute $125,000 of the excess plan assets to the 401(k) Plan to be utilized as future matching employer contributions.

At December 31, 1997 plan assets in excess of projected benefit obligations and prepaid pension expense were $491,000 and $463,000, respectively. Pension expense for the defined benefit plan was $1,000 and $3,000 for the years ended December 31, 1997 and 1996, respectively.

Stock Option and Equity Incentive Plan

The Company adopted the First Coastal Corporation 1996 Stock Option and Equity Incentive Plan (the "Plan") to provide for the grant of options to purchase shares of common stock of the Company to directors and employees of the Company and to employees of any subsidiary of the Company and to permit the award to employees of the Company and of any subsidiary of the Company of shares of common stock as a bonus, which shares may be subject to restrictions based on continued service or performance. The Plan was adopted by the Company's stockholders at its June 1996 annual meeting. During 1997, 2,500 options were granted to directors which vested immediately and 15,000 options were granted to executive officers which vest over a three year period. In 1998, 3,000 options were granted to directors which vested immediately and 19,000 options were granted to executive officers and other key employees which vest over a three year period. Options granted under the Plan must have an exercise price not less than the fair market value of a share of common stock on the date of grant of the option (or 110% in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding common stock).
The option's maximum term is 10 years (or five years in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding common stock). Upon adoption of the Plan, there were 130,000 shares of common stock of the Company reserved for issuance in connection with option grants and restricted stock awards. At December 31, 1998, there were 31,333 shares of common stock of the Company reserved for issuance in connection with options available for grant and restricted stock awards.

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

                                       1998                   1997                    1996
                             ----------------------  ----------------------  ----------------------
                             As reported  Pro Forma  As Reported  Pro Forma  As Reported  Pro Forma
                             -----------  ---------  -----------  ---------  -----------  ---------
Net income (in thousands)         $1,564     $1,553       $1,262     $1,243       $6,385     $6,337

Basic earnings per share          $ 1.15     $ 1.14       $  .93     $  .91       $ 6.84     $ 6.80

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions used for grants during 1998 and 1997, respectively: dividend yield of 0.0%, expected volatility of 35%, risk free interest rate of 4.98% and 5.96%, respectively, and expected term of options equal to 7 years. The weighted average fair value of options granted for the years ended December 31, 1998, 1997 and 1996 were $5.18, $7.06 and $3.78, respectively.

A summary of the status of the Plan as of December 31, 1998, 1997 and 1996, and changes during the year then ended is presented below:

                                                       1998                          1997                        1996
                                           ---------------------------  --------------------------  -------------------------
                                                              Weighted                    Weighted                   Weighted
                                                      Average Exercise            Average Exercise           Average Exercise
                                               Shares  Price Per Share   Shares    Price Per Share   Shares   Price Per Share
                                           ----------  ---------------  --------   ---------------  --------  ---------------
Outstanding at beginning of year              70,500            $ 7.82    57,000            $ 5.59         -                -
   Granted                                    22,000            $11.04    17,500            $14.45    57,000            $5.59
   Exercised                                  (1,333)           $ 5.00    (1,333)           $ 5.00         -                -
   Forfeited                                       -                 -    (2,667)           $ 5.00         -                -
                                              ------                      ------                      ------
Outstanding at end of year                    91,167            $ 8.64    70,500            $ 7.82    57,000            $5.59
                                              ======                      ======                      ======

The following table summarizes information about the Plan's stock options at December 31, 1998, 1997 and 1996:

                                      Options Outstanding                       Options Exercisable
                      ------------------------------------------------  -----------------------------------
          Range of            Number   Weighed-average        Weighted               Number        Weighted
          Exercise       Outstanding         Remaining         Average          Exercisable         Average
           Prices     at December 31  Contractual life  Exercise Price       at December 31  Exercise Price
        ------------  --------------  ----------------  --------------  -------------------  --------------

1998    $ 5.00-$7.25          51,667         7.5 years          $ 5.65               34,442          $ 5.65
        $9.63-$15.25          39,500         9.4 years          $12.55                5,829          $14.45

1997    $ 5.00-$7.25          53,000         8.6 years          $ 5.64               21,667          $ 5.52
        $9.63-$15.25          17,500         9.9 years          $14.45                2,500          $ 9.63

1996    $ 5.00-$7.25          57,000         9.5 years          $ 5.59                6,000          $ 5.00

In addition, during 1996 the Company made restricted stock awards in the aggregate amount of 7,500 shares of stock to certain executive officers. The stock vests ratably over a three year period beginning May 2, 1996, subject to acceleration upon the occurrence of certain events described within the individual restricted stock agreements. At December 31, 1998, 835 shares of stock have not yet vested and the related compensation expense of approximately $4,500 has not been recognized.

Note L.  INCOME TAXES

A summary of income tax expense (benefit) is as follows:

                            December 31,
                      -----------------------
(in thousands)         1998    1997     1996
----------------      ------  ------  -------

Current               $   64       -  $   (48)
Deferred                 795  $  679   (4,811)
                      ------  ------  -------
                      $  859  $  679  $(4,859)
                      ======  ======  =======

A reconciliation of the difference between income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                                        December 31,
                                                   -----------------------
(in thousands)                                      1998    1997     1996
----------------                                   ------  ------  -------

Federal income tax at statutory rate               $ 824   $ 660   $   519
Increase (decrease) resulting from:
 Expiration of net operating loss carryforwards        -       -     1,180
 Change in valuation allowance                         -       -    (6,773)
 Other items, net                                     35      19       215
                                                   -----   -----   -------
Income tax expense (benefit)                       $ 859   $ 679   $(4,859)
                                                   =====   =====   =======

Significant components of deferred income tax assets and liabilities at December 31, 1998 and 1997 are presented below:

                                                         December 31,
                                                      -----------------
(in thousands)                                          1998      1997
-------------------------------------------------     -------  --------

Deferred tax assets:
 Loans, principally due to allowance for losses       $  930    $  906
 REO, principally due to writedowns                        7         7
 Deferred loan fees                                       33        47
 Reserve for mortgage servicing rights                    45        45
 Federal net operating loss credit and tax credit
   carryforward                                        2,728     3,604
 Investment tax credit carryforward                       77        77
 Other                                                    22        (6)
                                                      ------    ------
Total gross deferred tax assets before valuation
   reserve                                             3,842     4,680
 Valuation reserve                                       (77)      (77)
                                                      ------    ------
Total gross deferred tax asset                         3,765     4,603
                                                      ------    ------

Deferred tax liabilities:
 Unrealized gain on investments                            4        24
 Difference between tax and book basis of fixed
   assets                                                184       210
 Capital loss on stock transaction                        23        74
 Other                                                   200       200
                                                      ------    ------
Total gross deferred tax liabilities                     411       508
                                                      ------    ------
 Net deferred taxes                                   $3,354    $4,095
                                                      ======    ======

The deferred tax asset represents the estimated amount of future deductions for tax reporting purposes previously expensed for financial reporting purposes, and the benefit from future income taxes the Company will not have to pay as a result of the net operating loss ("NOL") carryforwards. Prior to 1996, a 100% valuation allowance was maintained against the deferred tax asset as there were significant uncertainties regarding the Company's future and its ability to utilize its NOL carryforwards through sustained, profitable operations. Management believes that the completion of the July 1996 recapitalization, the payoff of the $9.0 million FDIC Note and the improved financial condition of the Company have reduced the uncertainties relating to the Company's ability to realize the benefits of the deferred tax asset. During 1996 the valuation allowance against the deferred tax asset (in accordance with SFAS No. 109) was reduced by $4,811,000. The remaining valuation reserve of $77,000 represents the belief of the Company that the current investment tax credit carryforwards of $77,000 will expire unutilized.

At December 31, 1998, the Company had a NOL carryforward for federal income tax return purposes of approximately $7.6 million available to offset future taxable income. The NOL carryforward for federal income tax return purposes will expire in the years 2007 to 2011. If there is a subsequent "change of ownership" of the Company as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company's NOL carryforwards are subject to limitation as provided by the Code.

Note M.  COMMITMENTS AND CONTINGENCIES

Unfunded Loan Commitments

Unfunded loan commitments for December 31, 1998 and 1997 were approximately $17.5 million and $14.2 million, respectively. There were no standby letters of credit for the years ended December 31, 1998 and 1997.

The breakdown of such loan commitments is as follows:

(in thousands)                                                  1998    1997
------------------------------------------------------------  -------  -------

Real estate:
 Commitments to originate residential mortgages               $   502  $ 1,903
 Commitments to originate commercial mortgages                  4,748    1,700
Unadvanced portions of construction loans                         427      620
Commercial lines of credit (unused)                             4,154    2,651
Consumer lines of credit (e.g. home equity lines) (unused)      7,630    7,288
                                                              -------  -------
Total                                                         $17,461  $14,162
                                                              =======  =======

Included in unfunded loan commitments at December 31, 1998 and 1997 are fixed rate loan commitments totaling $5.5 million and $3.9 million, respectively.

Loan commitments include unfunded portions of real estate, construction and other loans and unused lines of credit. Loan commitments are subject to the same credit policies as loans and have expiration dates and termination clauses.

Lease Obligations

The Company currently leases its headquarters branch/operations center and three of its eight branches, and has a ground lease relating to a fourth branch (rental expense for this ground lease is zero until June 17, 2000), under terms of operations leases which include renewal options ranging from one to five years. On September 15, 1998 the Bank sold its headquarters branch/operations center and entered into an eighteen month lease arrangement with the buyer until such time as the Bank can secure a new headquarters branch/operations center facility (the lease payments for this short term lease are reflected in the table below). Rental expense totaled approximately $151,000, $91,000 and $77,000 for the three years ended December 31, 1998, 1997 and 1996, respectively.

Approximate minimum lease payments over the remaining term of the leases at December 31, 1998 are as follows:

(in thousands)                                             December 31,
-----------------------------------------------------------------------
                                          1999                     $248
                                          2000                      171
                                          2001                       64
                                          2002                       59
                                          2003                       62
                                                                   ----
                                                                   $604
                                                                   ====

Litigation

As of December 31, 1998, there were various claims and lawsuits pending against the Company incidental to the ordinary course of business. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial position or results of operations.

Note N. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Concentration of Commercial Real Estate Assets

At December 31, 1998, the Bank had approximately $52.7 million of commercial real estate mortgage loans, representing 49.8% of total loans at such date, comprised primarily of loans collateralized by apartment buildings, mixed use commercial buildings, retail buildings, office buildings and other income producing properties. The Bank's concentration of commercial real estate assets (representing commercial real estate loans and real estate owned) was 27.6% and 33.5% of total assets at December 31, 1998 and 1997, respectively. At December 31, 1998, the Bank also had approximately $5.9 million of commercial business loans.

Banks with loans concentrated in commercial real estate are likely to be adversely affected by problems in the real estate market or the economy in general. Commercial real estate lending involves significant additional risks as compared to one-to-four family residential mortgage lending, and typically accounts for a disproportionate share of charge-offs, delinquent loans and real estate owned through foreclosure or by deed in lieu of foreclosure. Such lending generally involves larger loan balances (to a single borrower or groups of related borrowers) than is involved with residential and other types of consumer lending, and is more susceptible to adverse future developments. If the cash flow from income producing property collateralizing real estate loans is reduced (for example, because leases are not obtained or renewed, or lease rates decline), the borrower's ability to repay these loans may be materially impaired. These risks can be significantly affected by considerations of supply and demand in the market and by general economic conditions. Management does not expect either a significant increase or decrease in the foreseeable future in the level of commercial real estate assets as a percentage of total assets.

Note O.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments as determined under SFAS No. 107 are as follows:

                                            December 31, 1998   December 31, 1997
                                            ------------------  ------------------
                                              Book      Fair      Book      Fair
(in thousands)                               Value     Value     Value     Value
------------------------------------------  --------  --------  --------  --------
Financial Assets:
  Cash and cash equivalents /(1)/           $ 32,627  $ 32,627  $  7,554  $  7,554
  Investment securities /(2)/
    Available for sale (at market value)      47,048    47,048    15,887    15,887
    Held-to-maturity (at amortized cost)           -         -     7,000     6,973
  Federal Home Loan Bank stock                 1,315     1,315     1,315     1,315
 Loans held for sale                              83        83     3,565     3,565
 Loans, net of allowance /(3)/               103,041   106,437   101,500   104,951

Financial Liabilities:
  Deposits /(4)/                            $148,545  $149,413  $114,991  $115,330
  Borrowings /(5)/                            25,145    25,270    16,294    18,039
  Secured borrowings /(6)/                       967       967         -         -
--------------------

/(1)/ The carrying amount of cash and cash equivalents approximates fair value due to their short maturity.
/(2)/ The fair value of investment securities is based on quoted market prices, if available. If prices are not available, quotes for similar instruments and/or information supplied to management is used.
/(3)/ The fair market value for fixed and adjustable rate loans was estimated using the discounted cash flow analysis using current interest rates for similar loans. Variable rate loans are considered to be at fair value, since such loans change directly with the market rates. The estimated fair values of nonperforming loans are calculated by using book value less the specific amount of allocated reserve from the allowance for loan losses.
/(4)/ For deposit liabilities with no defined maturities, the fair value is the amount payable on demand. Term deposits were estimated using the discounted cash flow analysis using current interest rates for similar deposits.
/(5)/ The fair value for FHLB borrowings and the Savings Bank Notes was estimated using the discounted cash flow analysis using current interest rates for similar borrowings.
/(6)/ Secured borrowings are variable rate and considered to be at fair value, since such rates change directly with market rates.

Note P. EARNINGS PER SHARE

The following is a reconciliation of the numerators and denominators of the basic and diluted earnings per share ("EPS") calculations:

                                                        For the years ended December 31,
                        -------------------------------------------------------------------------------------------------
                                       1998                             1997                            1996
                        -------------------------------  -------------------------------  -------------------------------
                                         Number     Per                   Number     Per                   Number     Per
                            Income    of Shares   Share      Income    of Shares   Share      Income    of Shares   Share
                         Numerator  Denominator  Amount   Numerator  Denominator  Amount   Numerator  Denominator  Amount
                        ----------  -----------  ------  ----------  -----------  ------  ----------  -----------  ------

Net Income              $1,564,000                                   $ 1,262,000          $6,385,000

Basic EPS
Income available to
 common stockholders     1,564,000    1,359,976   $1.15   1,262,000    1,358,730   $0.93   6,385,000      933,578  $ 6.84

Effect of dilutive
 securities options              -       19,148                   -       32,542                   -        6,902
                         ---------    ---------           ---------    ---------           ---------      -------

Diluted EPS
Income available to
 common stockholders
 and assumed
 conversions            $1,564,000    1,379,124   $1.13  $1,262,000    1,391,272   $0.91  $6,385,000      940,480  $ 6.79
                        ==========    =========          ==========   ==========          ==========   ==========

At December 31, 1998, outstanding options to purchase 15,000 and 3,000 shares of common stock at a price per share of $15.25 and $13.56, respectively, were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares. At December 31, 1997, outstanding options to purchase 15,000 shares of common stock at $15.25 per share were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares.

Note Q. FIRST COASTAL CORPORATION
      CONDENSED FINANCIAL INFORMATION

BALANCE SHEETS

                                                  December 31,
                                               ----------------
(in thousands)                                    1998     1997
---------------------------------------------  -------  -------

Assets
Cash                                           $   831  $   142
Investment in subsidiaries                      14,716   14,504
Deferred tax asset                               3,310    3,076
Other assets                                        57      106
                                               -------  -------
 Total assets                                  $18,914  $17,828
                                               =======  =======

Liabilities
Savings Bank Notes                             $ 2,600  $ 3,000
Other liabilities                                    -       20
Stockholders' equity                            16,314   14,808
                                               -------  -------
 Total liabilities and stockholders' equity    $18,914  $17,828
                                               =======  =======

STATEMENTS OF OPERATIONS

                                                          Year Ended December 31,
                                                       ----------------------------
(in thousands)                                           1998      1997      1996
-----------------------------------------------------  --------  --------  --------

Dividends                                               $1,680   $ 1,500   $ 3,400
Interest Income                                              5        12         7
                                                        ------   -------   -------
                                                         1,685     1,512     3,407
Interest Expense:
 FDIC Note                                                   -         -       335
 Savings Bank Notes                                        332       477       190
                                                        ------   -------   -------
                                                           332       477       525
                                                        ------   -------   -------
Net Interest Income                                      1,353     1,035     2,882

Operating Expenses:
 Salary and benefits                                        13        12         5
 Stockholder relations                                      54        48       117
 Professional fees                                         102        58       177
 Other                                                      46        61         3
                                                        ------   -------   -------
                                                           215       179       302
Income before income tax and equity in
 undistributed net income of subsidiaries                1,138       856     2,580
Income tax benefit                                        (149)     (226)   (2,850)
Equity in undistributed net income of  subsidiaries        277       180       955
                                                        ------   -------   -------
Net Income                                              $1,564   $ 1,262   $ 6,385
                                                        ======   =======   =======

STATEMENT OF CASH FLOWS
                                                          Year Ended December 31,
                                                       ----------------------------
(in thousands)                                           1998      1997      1996
-----------------------------------------------------  --------  --------  --------

Operating Activities:
Net income                                              $1,564   $ 1,262   $ 6,385
  Decrease in interest payable                               -         -      (419)
  Net change in other assets                              (185)     (168)   (2,853)
  Net change in other liabilities                          (20)      (40)       35
  Equity in undistributed earnings of subsidiaries        (277)     (180)     (955)
                                                        ------   -------   -------
Net cash provided by operating activities                1,082       874     2,193

Financing Activities:
  Proceeds from issuance of Savings Bank Note                -         -     4,000
  Payment on borrowings                                   (400)   (1,000)   (9,000)
  Finance cost associated with Savings Bank Note             -         -      (116)
  Net proceeds from sale of common stock                     7         7     3,085
                                                        ------   -------   -------
Net cash used by financing activities                     (393)     (993)   (2,031)
                                                        ------   -------   -------

Increase (decrease) in cash and cash equivalents           689      (119)      162
Cash and cash equivalents at beginning of year             142       261        99
                                                        ------   -------   -------
Cash and cash equivalents at end of year                $  831   $   142   $   261
                                                        ======   =======   =======

Supplemental Disclosures of Information
  Interest paid on borrowings                           $  315   $   477   $   944

Non-Cash Investing and Financing Activities
  Change in unrealized holding gains (losses) on
   investment securities available for sale             $  (65)  $   151   $  (117)
  Issuance of restricted stock                               -         -        38

See Note J for restrictions on the payment of dividends by Subsidiary to the Company.

Note R.  STOCKHOLDER RIGHTS PLAN

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

Note S.  SUBSEQUENT EVENTS (UNAUDITED)

On January 31, 1999, the Bank completed the settlement of the sale of its residential mortgage servicing portfolio and as a result a pretax gain in the amount of $460,000 will be recorded in the first quarter of 1999.

On February 22, 1999, the Bank entered into a definitive purchase and assumption agreement with regard to its previously announced intention to sell its branch located in Kennebunk, Maine. Under the terms of the purchase and assumption agreement (subject to receipt of regulatory approvals), the purchaser will acquire all of the branch's deposits and certain branch assets, as well as assume responsibility for the Bank's lease obligation. Should the sale of the branch take place in the second quarter of 1999 as anticipated, a pretax gain in the amount of $1.1 to $1.2 million is anticipated to be recorded at that time. The actual amount of the gain to be recorded at closing will be subject to actual deposit levels, the mix of deposits and other factors, and could be higher or lower than the amount currently anticipated.

Note T. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                          Quarter Ended,
                                                          ----------------------------------------------
(in thousands, except share and per share information)          3/31        6/30        9/30       12/31
--------------------------------------------------------  ----------  ----------  ----------  ----------
1998
----
Interest income                                           $    2,978  $    3,149  $    3,373  $    3,559
Interest expense                                               1,375       1,547       1,751       1,894
                                                          ----------  ----------  ----------  ----------
Net interest income                                            1,603       1,602       1,622       1,665
Provision for loan losses                                          -           -           -           -
Noninterest income                                               138         162         711         155
Securities and loan sales gains                                    6          46         119          44
Operating expense                                              1,302       1,359       1,493       1,296
                                                          ----------  ----------  ----------  ----------
Income before income taxes                                       445         451         959         568
Income tax expense                                               160         159         338         202
                                                          ----------  ----------  ----------  ----------
Net income                                                $      285  $      292  $      621  $      366
                                                          ==========  ==========  ==========  ==========

Basic earnings per share:
  Weighted average shares outstanding                      1,359,194   1,359,633   1,360,527   1,360,527
  Earnings per share                                      $      .21  $      .21  $      .46  $      .27
                                                          ==========  ==========  ==========  ==========
Diluted earnings per share:
  Weighted average shares outstanding                      1,381,130   1,380,177   1,378,264   1,375,324
  Earnings per share                                      $      .21  $      .21  $      .45  $      .27
                                                          ==========  ==========  ==========  ==========

1997
----
Interest income                                           $    2,844  $    3,011  $    3,002  $    3,037
Interest expense                                               1,455       1,491       1,521       1,409
                                                          ----------  ----------  ----------  ----------
Net interest income                                            1,389       1,520       1,481       1,628
Provision for loan losses                                          -           -           -           -
Noninterest income                                               135         143         174         168
Securities and loan sales gains                                  126         114         109          21
Operating expense                                              1,244       1,231       1,252       1,340
                                                          ----------  ----------  ----------  ----------
Income before income taxes                                       406         546         512         477
Income tax expense                                               139         195         178         167
                                                          ----------  ----------  ----------  ----------
Net income                                                $      267  $      351  $      334  $      310
                                                          ==========  ==========  ==========  ==========

Basic earnings per share:
  Weighted average shares outstanding                      1,357,861   1,358,652   1,359,194   1,359,194
  Earnings per share                                      $      .20  $      .26  $      .25  $      .23
                                                          ==========  ==========  ==========  ==========
Diluted earnings per share:
  Weighted average shares outstanding                      1,370,414   1,373,571   1,377,562   1,391,736
  Earnings per share                                      $      .19  $      .26  $      .24  $      .22
                                                          ==========  ==========  ==========  ==========

-------------------------------------------------------------------------------
CORPORATE AND STOCKHOLDER INFORMATION
-------------------------------------------------------------------------------

FIRST COASTAL CORPORATION

DIRECTORS

David B. Hawkes, Sr.
Chairman of the Board
First Coastal Corporation and
Coastal Bank
Business Consultant/Owner
Cloudhawk, Inc.

Gregory T. Caswell
President and Chief Executive Officer
First Coastal Corporation and
Coastal Bank

Dennis D. Byrd
Vice President and Treasurer
First Coastal Corporation
Executive Vice President, Chief Financial Officer and Treasurer
Coastal Bank

MaryEllen FitzGerald
President/Owner
Critical Insights
Marketing Research

Roger E. Klein
President
Interest Rate Futures Research Corporation
Investment Advisor

Normand E. Simard
President
York County Biscuit Company

Edward K. Simensky
President
Simensky & Thomson
Accountants

Charles A. Stewart III
Treasurer
M.C.S. Enterprises
Real Estate Investment

OFFICERS

Gregory T. Caswell
President and Chief Executive Officer
Dennis D. Byrd
Vice President and Treasurer
Patricia J. Briand
Secretary


-------------------------------------------------------------------------------
COASTAL BANK

CORPORATE OFFICE
Colonel Westbrook Executive Park
36 Thomas Drive
Westbrook, ME 04092
(207) 774-5000

DIRECTORS

David B. Hawkes, Sr., Chairman of the Board
Dennis D. Byrd
Gregory T. Caswell
MaryEllen FitzGerald
Roger E. Klein
Normand E. Simard
Edward K. Simensky
Charles A. Stewart III

OFFICERS

Gregory T. Caswell
President and Chief Executive Officer
Dennis D. Byrd
Executive Vice President, Chief Financial Officer and Treasurer

Robert S. Blackwood, Jr.
Senior Vice President, Commercial Lending
William E. Saufley
Senior Vice President Human Resources
and Legal Affairs
Edward M. Williams
Senior Vice President Retail Banking
David C. Cyr
Vice President Credit Administration
Cynthia M. McDougall
Vice President Residential Lending
John T. McDonald
Vice President Commercial Lending
Debra J. McPhail
Vice President Deposit Operations and Security
Janet S. Ross
Vice President Commercial Lending
Timothy J. Tower
Vice President Commercial Lending
Daniel P. Walsh
Vice President Commercial Lending
Patricia J. Briand
AVP Corporate Secretary
Stephen D. Lovejoy
AVP Branch Manager
Thomas V. Manderson
AVP Controller
Laurie L. Mooney
AVP Branch Manager
Maureen E. Pride
AVP Business Banking Marketing Mgr.
Lisa A. St. Lawrence
AVP Branch Manager

BRANCH OFFICES

120 Exchange Street
Portland, ME 04101
  Robert S. Blackwood, Jr. SVP
  Commercial Lending

83 Maine Street
Brunswick, ME 04011
  Stephen D. Lovejoy, AVP/Manager

14 Gurnett Road
Brunswick, ME 04011
  Teri L. Dutton, Manager

47 Topsham Fair Mall Road
Topsham, ME 04086
  Kevin Concaugh, Manager

8 Mallet Drive
Freeport, ME 04032
  Lisa M. Esposito, Manager

36 Thomas Drive
Westbrook, ME 04092
  Laurie L. Mooney, AVP/Manager

Suite 32, 4 Scammon Drive
Saco Valley Shopping Center
Saco, ME 04072
  Laurie L. Mooney, AVP/Manager

45 Portland Road
Kennebunk, ME 04043
  Lisa A. St. Lawrence, AVP/Manager

-------------------------------------------------------------------------------
CORPORATE AND STOCKHOLDER INFORMATION
-------------------------------------------------------------------------------

Corporate Headquarters
First Coastal Corporation
Colonel Westbrook Executive Park
36 Thomas Drive
Westbrook, ME 04092
(207) 774-5000

Annual Meeting
The 1999 Annual Meeting of the Stockholders of First Coastal Corporation will be held at 10:00 a.m. on Tuesday, May 18, 1999 at the Portland Marriott, South Portland, Maine.

Stock Listing
First Coastal Corporation stock is listed on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol "FCME".

Transfer Agent/Registrar
ChaseMellon Financial Services
111 Founders Plaza, Suite 1100r
East Hartford, CT 06108

Independent Accountants
PricewaterhouseCoopers LLP
130 Middle Street
Portland, ME 04104

Legal Counsel
Bernstein Shur Sawyer & Nelson
100 Middle Street
P.O. Box 9729
Portland, ME 04104-5029

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

                                       52