Form 10-K, Exhibit 13
period 1999-12-31
FIRST COASTAL CORP
filed 2000-03-29
CIK 802763

                                                                      Exhibit 13

First Coastal Corporation


1999


ANNUAL


REPORT







including its subsidiary
Coastal Bank

--------------------------------------------------------------------------------
Letter to Stockholders                                                      1

Selected Consolidated Financial Data                                        5

Management's Discussion and Analysis of
Financial Condition and Results of Operations                               7

Market for Registrant's Common Equity and
Related Stockholder Matters                                                27

Report of Independent Accountants                                          28

Consolidated Financial Statements                                          29

Notes to Consolidated Financial Statements                                 34

Corporate and Stockholder Information                                      53
--------------------------------------------------------------------------------

PRESIDENT'S LETTER
[PHOTO]


TO OUR STOCKHOLDERS:

During 1999 we made significant progress in a number of areas, both to further improve shareholder value in First Coastal Corporation ("First Coastal" or the "Company") and to reposition Coastal Bank ("Coastal" or the "Bank") for future long-term, profitable growth. We are pleased to have the opportunity to bring our shareholders up to date on what transpired in 1999, as well as the Company's plans for the future.

ACCOMPLISHMENTS IN 1999

Net income for the year ended December 31, 1999 equaled $2.2 million, or $1.62 per share fully diluted. The Company's financial results were positively impacted by after tax gains of approximately $733,000 and $300,000 recorded during the first six months of 1999, resulting from the sale of the Bank's Kennebunk branch and residential loan servicing portfolio, respectively. Net income for the year ended December 31, 1998 equaled $1.6 million, after being positively impacted by a nonrecurring $356,000 after tax gain associated with the sale of real estate which presently houses the Bank's Westbrook headquarters branch and operations center. While core 1999 earnings, adjusted for the nonrecurring items noted above, were essentially the same as compared to 1998, a benefit of the Company's actions over the past two years to align its resources with its strategies is that we have been able to take advantage of one-time gains to bolster net income and enhance the Company's capital base.

The Company's focus on commercial banking exhibited significant progress in 1999, evidenced by a $17.7 million (30.0%) increase in commercial loan balances, to $76.3 million, and a $5.0 million (67.6%) increase in commercial deposits and secured borrowings. The increase in commercial loan balances accounted for the overall increase in total loan balances, by $14.7 million, to $120.5 million. Deposit balances declined $8.4 million in 1999 as compared to 1998 as a result of the Kennebunk branch sale, which included $12.5 million in deposits.

In June 1999, the Company commenced a stock repurchase program with the intent to repurchase up to 5% (68,000 shares) of its then outstanding common stock. On February 8, 2000, the Company announced that this program had been extended and that it plans to repurchase up to an additional 68,000 shares, or a total of 136,000 shares (10% of the outstanding common stock as of the June 1999 commencement of the program). The stock repurchase program is expected to be conducted for up to an additional twelve months, until February 2001. We continue to believe that First Coastal's stock is currently undervalued by the market and that the purchase of the Company's stock represents an effective utilization of capital. As of March 27, 2000, the Company had repurchased 68,619 shares, totaling 5.04% of its outstanding common stock as of June 1999.

"BUILDING A NEW BANK" - FIRST COASTAL'S STRATEGY FOR 2000 AND BEYOND

The Company has made significant progress in addressing the numerous strategic challenges that resulted from its problems which emerged in the late 1980's and continued until the completion of the 1996 recapitalization. While the recapitalization brought to an end a period of financial risk that for years threatened First Coastal's solvency, the Company that emerged from this period faced significant issues. For a summary of the Company's history, including its difficulties during this period, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Historical Background," on page 7 following.

The Company's current strategic direction was formulated in 1997 and the plan continues to evolve with changes in identified business opportunities as well as changes in the financial services industry. The Company's primary, long term strategic objectives can be summarized as follows:

STRATEGIC OBJECTIVES

 . Improve the Company's long-term prospects for sustained growth in core earnings per share, with earnings and growth in earnings per share reaching or exceeding peer averages.

 . Develop Coastal Bank to become the independent community bank of choice for both commercial and retail customers in the Bank's primary market, which consists of the U.S. Interstate 95/295 corridor from Saco-to-Brunswick, with a particular emphasis on becoming well-established in the Greater Portland market.

 . Maximize shareholder value through the development of Coastal Bank's profitability, and overall market positioning and presence.

In order to position the Company to achieve these objectives while dealing with the strategic challenges facing First Coastal following the 1996 recapitalization, we have been called upon, in essence, to "build a new bank." The Company's strategic plan calls for the implementation of a number of significant initiatives, some already implemented and some still pending, which are intended to transform First Coastal into a better positioned financial services company with excellent prospects for future profitable growth. The following are the business areas that are receiving the most focus with regard to "building a new Coastal":

COMMERCIAL BANKING - Over the past three years, we have assembled a strong commercial banking team that, in combination with Coastal's relatively flat organizational structure and bank-wide focus on service, provides a superior level of expertise and commitment to commercial customers in our market. Unlike some areas of banking which have become increasingly more commodity-like and transaction oriented, commercial banking continues to remain heavily reliant upon expertise and customer service, and the development and maintenance of sustainable business relationships.

While our 1999 results reflect the strength of the professionals working in this area, the overall capabilities of this team were just enhanced with the addition of Gordon I. Erikson, Jr., who is joining Coastal in April as Senior Vice President, Commercial Banking. Gordon comes to Coastal following a 24-year career with a major competitor, most recently as Senior Vice President, Retail and Small Business Sales Leader, responsible for Maine. Gordon will be managing Coastal's commercial business development effort, including both commercial lending and cash management.

BRANCH NETWORK EXPANSION - Coastal's branch network has historically been unsynergistic and by 1996 had been reduced to a disjointed collection of seven branches spread over approximately 50 miles of the coastal I-95/I-295 corridor. A key challenge of our strategic plan has been the development of a synergistic branch network that will enable us to attain the strategic objectives discussed above. Of particular concern has been the lack of any visible presence (beyond our Westbrook branch/operations center) in the State's most promising banking market: the 35-mile stretch between Freeport and Saco, which encompasses the Greater Portland market. While we have no intention of attempting to replicate the branching systems currently employed by the three regional banks which dominate the Southern Maine market, particularly given the high cost of new branch facilities and an environment of rapidly expanding e-commerce, additional branch coverage is a necessity if the Company is to achieve the market presence and customer accessibility required to compete effectively in the Greater Portland market.

We began addressing this issue with the 1998 opening of our Downtown Portland branch, "Coastal Business Bank," which provided us with a Portland base for our commercial banking initiative. In 1998 and 1999 we negotiated favorable terms on the sale of the Westbrook headquarters and operations center and Kennebunk branch as steps toward the redeployment of our resources in more strategically significant locations.

NEW PORTLAND MAIN OFFICE - As we announced during the fourth quarter 1999, the Bank has leased a new facility at 1200 Congress Street, Portland that is currently under construction and is expected to be available for occupancy during the second quarter of this year to serve as the Bank's new main office. The Bank will occupy the first two floors, totaling approximately 19,000 square feet, of the modern three story building, which will provide the Bank with ample parking and a three-lane drive through. The exciting aspect of this facility is its exceptional accessibility and visibility - it will put Coastal Bank on the map in a very significant way. The building is located on one of Portland's most heavily traveled arteries, is immediately accessible from a newly installed traffic interchange and abuts a U.S. Interstate 295 on-ramp, making the location easily accessible from I-295, downtown Portland, other portions of Portland and surrounding communities. In addition, the combination of the building's close proximity to Congress Street, prominent architecture and proximity to I-295 will provide excellent visibility from both Congress Street and I-295.

Coastal Bank will now have a "billboard" presence. This will serve as a cornerstone for long-term future growth that will make it easier for prospective new customers to identify, and relate to, Coastal Bank, with the enhanced public awareness of the Bank greatly benefitting our marketing efforts. The facility is a visible example of the Company's progress in "building a new Coastal."

ADDITIONAL BRANCHES -In addition to our new main office on Congress Street, our strategic plan calls for at least two additional branches to be opened in the Greater Portland market over the next three years. We believe that a minimum of two additional, well-located facilities are required for us to provide the minimum effective coverage to serve a significant portion of the Greater Portland market. Though the cost of the main office and branch facilities is significant, and will dampen earnings during their start-up periods, the anticipated future growth in earnings associated with these facilities and their overall impact on the Company's future is expected to be favorable.

OUR PEOPLE - We believe that in the highly competitive and rapidly changing world of financial services, it is the quality and focus of our people that must distinguish us, and will ultimately determine whether or not we are successful. The hiring, retention and development of the right team is a continuous priority. Our growth and commitment to the local market have enabled us to retain and recruit high quality staff despite strong competition for people.

RETAIL BANKING - Over the past year, retail banking has moved to the forefront as an area that is receiving significant management focus and is expected to contribute in a major way to the Company's future growth. Beginning in the second quarter of 2000, and in conjunction with the opening of the 1200 Congress Street main office, we will launch three comprehensive life-cycle segment programs, known together as CoastalWorks/SM/. These programs are designed to increase customer loyalty by delivering uncommon value that sets Coastal apart from other banks.

Related to the Bank's renewed focus on retail banking is the development of Maine Cash Access/SM/. In partnership with another community bank, Coastal has developed a statewide, surcharge-free ATM alliance as a means of extending the geographic reach of the Bank's branch and ATM network. MaineCash Access/SM/, consisting of approximately 16 Maine banks and 130 ATM machines, is anticipated to be operational during the second quarter, 2000. The availability of statewide, surcharge-free ATM coverage will provide another reason for customers to bank with Coastal.

TECHNOLOGY - Coastal Bank, already a leader in Internet banking technology in its market, continues to invest in its technological infrastructure. In addition to the anticipated 2000 availability of expanded retail offerings such as Internet banking and on-line mortgage lending, the Bank's investments in this area are expected to improve the quality and efficiency of our service to customers.

RESIDENTIAL LENDING - We did not meet our performance objectives in 1999 for residential lending. Loan originations declined $15.0 million (61.6%) to $9.3 million, compared to 1998, primarily as a result of higher interest rates which led to a decline in originations associated with refinances, and our failure to bolster origination volume through the use of outside originators. Despite the reduced volume in 1999, a number of steps were taken during the year and the first quarter of 2000 that will, we believe, lead to an increase in residential loan originations in 2000 and beyond. These steps include significant staffing changes, investment in market-leading technology, and securing additional investors for the purchase of the Bank's secondary market loan products.

STOCK PRICE - First Coastal, along with a broad segment of the banking industry, saw stock prices slump over the last year, continuing through the first quarter of 2000. While we cannot influence the macroeconomic forces that cause such broad movements, we can secure long-term shareholder value through a prudent stock repurchase program and continual focus on development of our core business value. We believe that by delivering an uncommon banking experience to our customers, we offer exceptionally attractive value that will bring success to our Company and our shareholders.

IN CLOSING...

We have made significant progress in repositioning First Coastal in a manner that, we believe, will result in a much improved, more valuable banking company. We have made this progress while still achieving favorable financial results, in part augmented by the sale of non-strategic assets over the past two years. The next two years will be critical to our overall success as we continue the repositioning of the Bank's branching system (at some near-term cost), continue the expansion of our commercial banking activities and launch several new retail banking programs. We are proceeding on this course mindful of several risk factors that could affect performance: the economy, the expansion of which has now reached record duration; the stock market, which may be significantly overvalued; increasingly fierce competition for loans; and the challenges brought on by the technological revolution currently underway, one that in some ways is significantly changing the banking industry.

2000 promises to be one of the most exciting years in the history of the Company, with the new main office, potential other branching opportunities and significant new products greatly enhancing Coastal's visibility in the market. We believe we have the right combination of people, opportunity and business plan to transform First Coastal into a strong performing banking company, one that is well-positioned in Maine's best banking market for long term profitable growth. On behalf of management, staff and the Board of Directors, I would like to take this opportunity to thank you for your continued support.


Gregory T. Caswell
President and Chief Executive Officer

SELECTED CONSOLIDATED FINANCIAL DATA

Selected Consolidated Financial Data of First Coastal Corporation

The following table sets forth, in summary form, certain selected financial data of First Coastal Corporation (the "Company") as of and for each of the five years in the period ended December 31, 1999.



                                                                         Year Ended December 31,
                                                    -----------------------------------------------------------------
(in thousands, except share and per share data)            1999         1998         1997          1996         1995
---------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Interest income                                      $   13,986   $   13,059    $  11,894     $  11,331     $  11,707
Interest expense (1)                                      6,864        6,567        5,876         5,653         5,850
                                                     ----------   ----------    ---------     ---------     ---------
Net interest income before
provision for loan losses                                 7,122        6,492        6,018         5,678         5,857

Provision for loan losses                                    --           --           --            --          (425)
                                                     ----------   ----------    ---------     ---------     ---------
Net interest income after provision
for loan losses                                           7,122        6,492        6,018         5,678         6,282

Investment securities/loan gains (2)                        580          215          370            45            13

Noninterest income (3)(4)(5)                              1,730        1,166          620           945           559

Operating expenses
                                                          6,056        5,450        5,067         5,142         5,194
Income tax expense (benefit) (6)                          1,150          859          679        (4,859)           --
                                                     ----------   ----------    ---------     ---------     ---------
Net income                                           $    2,226   $    1,564    $   1,262     $   6,385     $   1,660

Earnings Per Share:                                  ==========   ==========    =========     =========     =========

Basic earnings per share data:

   Weighted average shares outstanding                1,356,375    1,359,976    1,358,730       933,578      600,361

   Net income per share                              $     1.64   $     1.15   $      .93    $     6.84   $     2.77

Diluted earnings per share data:

   Weighted average shares outstanding                1,370,152    1,379,124    1,391,272       940,480      600,361

   Net income per share                              $     1.62   $     1.13   $      .91    $     6.79   $     2.77

(1)  The 1999, 1998, 1997, 1996 and 1995 interest expense includes $258,000,
     $332,000, $477,000, $525,000 and $419,000, respectively, in interest expense associated with (i) the promissory note in the principal amount of $9.0 million issued to the FDIC in connection with the 1995 settlement of the FDIC's cross guaranty claim against its subsidiary Coastal Bank, which note was paid in full on July 24, 1996, and (ii) the promissory notes in the original aggregate principal amount of $4.0 million issued to a group of four Maine savings banks in connection with the recapitalization of the Company in July 1996.


(2) In 1999, Coastal Bank sold its mortgage servicing portfolio and recognized a pre-tax gain of $460,000.

(3) In 1996, Coastal Bank sold its branch in Kezar Falls, Maine and recognized a pre-tax gain of $366,000.

(4) In 1998, Coastal Bank sold its combination headquarters branch and operations center located in Westbrook, Maine, resulting in a pre-tax gain of $539,000.

(5) In 1999, Coastal Bank sold its branch in Kennebunk, Maine and recognized a pre-tax gain of $1.1 million.

(6) The 1996 results include a $4.8 million tax benefit resulting from a reduction in the Company's valuation allowance against its deferred tax asset. See Note 12 to the Company's Consolidated Financial Statements.



                                                                 December 31,
                               ----------------------------------------------------------------------------
(dollars in thousands)              1999          1998            1997           1996               1995
-----------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets                   $190,582         $191,413         $146,400         $147,734         $145,453
Investment securities            51,823           47,048           22,887           26,692           19,712
Assets held for sale                 83               83            3,565            1,490              281
Loans, net of fees              120,517          105,776          104,165           98,515          100,528
Allowance for loan losses         2,882            2,735            2,665            2,666            2,659
Nonperforming assets                540              566              818            2,623            7,517
Deposits(1)(2)                  140,137          148,545          114,991          115,085          125,665
Borrowings                       27,748           22,545           13,294           15,000            6,000
Notes payable(3)                  2,268            2,600            3,000            4,000            9,000
Secured borrowings                2,980              967               --               --               --
Stockholders' equity             16,914           16,314           14,808           13,388            3,997
Financial Ratios:
Net interest rate spread           3.54%            3.68%            3.98%            4.12%            4.13%
Net interest rate margin           4.00             4.09             4.32             4.28             4.19
Return on average assets           1.19              .93              .84             4.57             1.14
Return on average equity          12.45             9.81             8.72           102.60            58.20
Equity to assets                   8.87             8.52            10.11             9.06             2.75
Tier 1 leverage capital            8.37             7.20             7.71             6.62             2.74
Total risk-based capital          15.82            14.32            13.29            11.54             5.54


(1) The sale of the Bank's Kezar Falls, Maine branch in April 1996 included deposits totaling $9.9 million.
(2) The sale of the Bank's Kennebunk, Maine branch in May 1999 included deposits totaling $12.5 million.
(3) Notes payable consists of the FDIC Note in 1995 and the Savings Bank Notes in 1996, 1997, 1998 and 1999.



The 1996 financial results reflect the completion of the Company's recapitalization plan, whereby the Company repaid in full its obligation to the FDIC in the amount of $9.7 million ($9.0 million principal amount plus accrued interest) (the "FDIC Note"), arising from the 1995 settlement of the FDIC's cross guaranty claim against its subsidiary, Coastal Bank (the "Bank"). The recapitalization plan included (i) the sale of 750,000 shares of the Company's common stock at $5.00 per share, (ii) a dividend in the amount of $3.2 million from the Bank to the Company; and (iii) the borrowing of $4.0 million from a group of four Maine savings banks (the "Savings Banks") pursuant to which the Company issued promissory notes in the aggregate principal amount of $4.0 million (the "Savings Bank Notes") with an original maturity date of December 31, 2001.

The Savings Bank Notes were amended effective August 4, 1999, whereby the terms were modified to include, among other things, a reduction in the interest rate, an extension of the maturity date until August 4, 2004 and to provide the Company with a line of credit. For further information see "Management's Discussion and Analysis of Financial Condition and Results of Operations - Significant Events - Amended Savings Bank Notes."

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

First Coastal Corporation (the "Company"), a Delaware corporation, is a bank holding company whose sole operating subsidiary is Coastal Bank (the "Bank"), a Maine chartered bank headquartered in Westbrook, Maine. The Company has no separate operations and its business consists of the business of the Bank. The principal business of the Bank consists of commercial and retail banking, including attracting deposits from the general public and originating residential mortgage, consumer, commercial real estate and small business loans. The Bank conducts its business from seven offices in the counties of Cumberland, Sagadahoc and York. The Bank's deposits are insured by the Federal Deposit Insurance Corporation ("FDIC") up to the limits provided by law.

This Annual Report, including statements made in this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements with regard to the Company's expectations as to its financial results and other aspects of its business, including the Company's strategic business initiatives, net interest margin, deposit growth, interest rates, additional branches, market and growth opportunities and loan volume, constitute forward-looking statements. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "will," "should," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology. All forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual transactions, results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Although the Company has made such statements based on assumptions which it believes to be reasonable, there can be no assurance that the actual transactions, results, performance or achievements will not differ materially from the Company's expectations. For example, there are a number of important factors with respect to such forward-looking statements that could materially and adversely affect such forward-looking statements, such as (i) the impact of changes in market rates of interest, economic conditions or competitive factors on the Company's deposit products and loan demand and asset quality; (ii) the possibility that certain transactions, such as the successful transition to a suitable new headquarters, branch and operations center, the opening of new branches, the introduction of new banking products or other planned or contemplated events, may not occur or may not be initiated with the degree of success contemplated; (iii) the possibility that operating expenses may be higher than anticipated; (iv) the effect that changes in the general economic and competitive conditions in markets in which the Company operates could have on the Company's financial performance and condition; (v) the Company's ability to control its provision for loan losses, and to achieve its goals with respect to net interest rate spread and margin; and (vi) the level of demand for new and existing products. Should one or more of these risks or other uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company does not intend to update forward-looking statements. Investors are also directed to other information related to the Company in documents filed by the Company with the Securities and Exchange Commission.

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

As a result of its financial difficulties in January 1992, Coastal Bank was placed under an Order to Cease and Desist ("C&D") by the FDIC and the Maine Bureau of Banking. The Bank's financial condition improved, as evidenced by the 1994 termination of the C&D and the 1996 termination of the memorandum of understanding (which had replaced the C&D). However, as a result of the failure of Suffield, the Company faced another serious threat to its financial future. In 1991 the FDIC assessed a cross guaranty claim against the Bank for the losses sustained by the Bank Insurance Fund as a result of Suffield's failure. This claim was settled in 1994 for $9.0 million, with a note executed in January 1995 calling for payment, with interest, within two years. In July 1996 the Company completed a recapitalization whereby the $9.7 million obligation

(with interest) was repaid in full. This was accomplished through a $3.1 million registered public offering, $4.0 million in bank financing and a $3.2 million dividend from the Bank. As part of the recapitalization, the Company's common stock was listed on the Nasdaq SmallCap Market tier of the Nasdaq Stock Market under the symbol "FCME".

Throughout the 1990's until the completion of the recapitalization in 1996, the Company's attention and resources were largely focused on crisis management, dealing with the Bank's financial difficulties and the cross guaranty claim that represented significant threats to the Company's financial future. Following the recapitalization the Company was able, for the first time in years, to focus fully on its long term strategic direction and rebuilding the competitive viability of the Bank. During the first half of 1997 the Company completed a five year strategic plan, the implementation of which began during the second half of 1997 and continued throughout 1999. Significant aspects to the plan include the March 1998 opening of the Bank's new Downtown Portland office, which is primarily focused on commercial lending and deposit services; the May 1998 introduction of Internet banking for businesses (Coastal Business PC) and new cash management products for business; the continued development of a strong commercial lending team and increased commercial loan volume; and the introduction of a new savings account product which was largely responsible for the Bank's 29.2% increase in total deposits in 1998. The strategic plan was subsequently amended as additional opportunities were identified. The most significant new initiatives involve the reorganization of the Bank's branching network, evidenced by the 1998 sale of the Bank's combination headquarters branch and operations center in Westbrook; the May 1999 sale of the Kennebunk branch; the scheduled (second quarter 2000) opening of a new headquarters branch and operations center in Portland; the contemplated opening of additional branches in the Greater Portland market; and the planned 2000 launch of new retail banking programs that represent significant improvements to the Bank's retail product offerings.

SIGNIFICANT EVENTS

Sale of $44 Million Residential Mortgage Servicing Portfolio

On January 31, 1999 the Bank completed the sale of its residential mortgage servicing portfolio, resulting in a pre-tax gain in the amount of $460,000 recorded in the first quarter of 1999. On a going forward basis, it is the Bank's current intent to sell saleable residential loans on a servicing released basis, subject to market conditions.

Sale of the Bank's Kennebunk Branch

On May 14, 1999, the Bank sold its branch located in Kennebunk, Maine and recognized a pretax gain of $1.1 million. Under the terms of the purchase and assumption agreement, the purchaser acquired all of the branch's deposits, totaling $12.5 million, and certain branch assets, as well as assumed responsibility for the Bank's lease obligations.

Stock Repurchase Program

In June 1999, the Company commenced a stock repurchase program with the intent to purchase up to 68,000 shares of its common stock, representing approximately 5% of the 1,360,527 shares then outstanding. As of February 1, 2000, the Company had repurchased 52, 619 shares, or 3.9% of its common stock.

On February 8, 2000, the Company announced that its Board of Directors authorized an extension of the stock repurchase program and the repurchase of up to an additional 68,000 shares, or a total of 136,000 shares (representing 10% of the outstanding common stock as of the June 1999 commencement date of the repurchase program). The stock repurchase program is expected to be in effect for up to an additional twelve months, until approximately February 2001. Under the program, no shares knowingly will be purchased from officers or directors of the Company or from persons who hold in excess of five percent of the Company's outstanding shares of common stock.

Pending Relocation of Headquarters Branch and Operations Center

In connection with the relocation of the Company's and the Bank's main office (including the branch and operations center of the Bank) to a new facility currently under construction at 1200 Congress Street, Portland, Maine, the Bank entered into a lease agreement for 18,757 rentable square feet consisting of the first two floors of a three-story building. The facility will include a branch and three-lane drive-through, ATM, commercial and retail banking offices and space to support the Bank's loan, deposit and computer operations. The new facility is expected to improve customer accessibility, provide increased market awareness of Coastal Bank, result in enhanced overall service for existing and prospective customers and provide space for growth. The new facility will result in increased operating expenses of approximately $300,000 on an annual basis as compared to the Company's current 12,500 square foot facility. Occupancy is expected to take place early in the second quarter of 2000. As a result, the Bank's lease on its current headquarters, branch and operations center was extended from March 15, 2000 to July 15, 2000.

Amended Savings Bank Notes

On August 4, 1999, the Company entered into the First Amendment to Loan Agreement (the "First Amendment to Loan Agreement") amending the terms of the Loan Agreement, dated as of July 24, 1996 (the "Loan Agreement"), between the Company and a group of four Maine savings banks (the "Four Savings Banks"). Pursuant to the Loan Agreement, the Company borrowed a total of $4.0 million evidenced by promissory notes (the "Savings Bank Notes") in the amount of $1.0 million to each of the Four Savings Banks. Prior to the effective date of such modification to the Loan Agreement, the Savings Bank Notes bore interest, payable quarterly, at an annual rate of 10.85%, with semi-annual principal payments of $200,000 beginning in June 1998. The original maturity date was December 31, 2001. Pursuant to the First Amendment to Loan Agreement and the amended Savings Bank Notes (the "Amended Savings Bank Notes"), the term loan (balance $2.4 million at the time of refinance) bears interest at an annual rate of 8.0% until August 4, 2002, at which time the interest rate will convert to the Prime Rate as published in THE WALL STREET JOURNAL (the "WSJ"), adjustable daily, until the new maturity date of August 4, 2004. In addition, the Company is entitled to draw against a working capital line of credit up to a combined aggregate limit, including the balance outstanding at any time of the term loan, of $4.0 million. The interest rate on the line of credit is equal to the Prime Rate as published in the WSJ, adjusted daily and the maturity date is August 4, 2004.

In addition to reducing the interest rate, extending the maturity date, and providing the Company with a line of credit, the First Amendment to Loan Agreement modified or eliminated certain covenants and conditions contained in the Loan Agreement, including among other things: (i) limitations on borrowing by the Company and the Bank; (ii) prohibitions on transfers of assets of the Company or any subsidiary; (iii) prohibition of capital expenditures over $500,000 in any fiscal year; and (iv) certain provisions providing that it was a default by the Company not to make certain reports or payments within specified time frames, which provisions have been made generally less restrictive as to time or amount. In addition, the First Amendment to Loan Agreement modified the prohibition on the payment of cash dividends by the Company contained in the Loan Agreement when the Company's debt-to-equity ratio on a parent only-basis exceeds 30% to increase the permissible ratio threshold to 50%.

In connection with the Amended Savings Bank Notes, one of the Four Savings Banks notes was purchased by one of the remaining three lenders. There is no prepayment penalty associated with the Amended Savings Bank Notes. Other terms and conditions, including the pledge of all of the Company's stock in the Bank as collateral, were affirmed and remain in effect.

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 1999 to Year Ended December 31, 1998

Overview

The Company reported net income of $2.2 million (diluted earnings per share of $1.62) for the year ended December 31, 1999, compared to net income of $1.6 million (diluted earnings per share of $1.13) for the year ended December 31, 1998. The results for 1999 includes after-tax gains of $733,000 and $300,000, resulting from the sale of the Bank's Kennebunk branch and the sale of the Bank's residential mortgage servicing portfolio, respectively. The results for 1998 include an after-tax gain of $356,000 resulting from the sale of the Bank's headquarters branch and operations center. Securities sales gains totaled $22,000 for the year ended December 31, 1999, as compared to $104,000 for the year ended December 31, 1998. The Company incurred no provision for loan losses expense for the years ended December 31, 1999 and 1998.

Net Interest Income

Net interest income equaled $7.1 million and $6.5 million for the years ended December 31, 1999 and 1998, respectively. Changes in net interest income are caused by interest rate movements, changes in the amount and the mix of interest-earning assets and interest-bearing liabilities, and changes in the level of noninterest-earning assets and noninterest-bearing liabilities.

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

                                                                          Year Ended December 31,
                                      ----------------------------------------------------------------------------------------------
                                               1999                                  1998                           1997
                                      -------------------------------   -----------------------------   ----------------------------
                                        Average                         Average                         Average
                                        Balance  Interest       Yield    Balance   Interest     Yield   Balance    Interest    Yield
------------------------------------------------------------------------------------------------------------------------------------

Assets:
Interest earning cash                 $ 10,250   $   521        5.01%   $ 19,097   $ 1,014      5.24%   $  8,550   $   475     5.56%
Investments
  Available for sale (1)                53,906     3,445        6.39      30,548     1,942      6.36      19,305     1,256     6.51
  Held to maturity                                                         2,860       184      6.44       7,774       512     6.58
Loans (2) (3)
  Residential real estate mortgages     31,439     2,510        7.98      34,867     2,975      8.53      36,722     3,141     8.55
  Commercial real estate mortgages      61,928     5,620        9.08      51,610     5,044      9.77      47,848     4,644     9.71
  Commercial and industrial loans        7,524       678        9.01       5,427       525      9.68       3,964       395     9.97
  Consumer loans                        13,135     1,212        9.23      14,211     1,375      9.68      15,144     1,471     9.71
                                      --------   -------                --------   -------              --------   -------

      Total loans                      114,026    10,020        8.79     106,115     9,919      9.35     103,678     9,651     9.31
                                                 -------                           -------                         -------
Total interest earning
assets                                 178,182    13,986        7.85     158,620    13,059      8.23     139,307    11,894     8.54
                                                 -------                           -------                         -------
Noninterest earning assets               9,263                             9,906                          10,799
                                      --------                          ---------                       --------
      Total assets                    $187,445                          $168,526                        $150,106
                                      ========                          ========                        ========

Liabilities:
Deposits
  Savings                             $ 62,914     2,310        3.67%   $ 52,750     1,993      3.78%   $ 34,831       945     2.71%
  NOW and money
  market accounts                       19,548       453        2.32      18,564       422      2.30      18,197       446     2.46
  Certificates of deposit               48,945     2,471        5.05      54,004     2,893      5.36      56,801     3,068     5.40
                                      --------   -------                --------   -------              --------   -------

Total interest bearing
deposits                               131,407     5,234        3.98     125,318     5,308      4.24     109,829     4,459     4.06

Savings Bank Notes                       2,473       258       10.44       2,898       332     11.46       3,641       477    13.09
FHLB Advances                           22,832     1,273        5.57      15,593       900      5.77      15,497       940     6.07
Secured borrowings                       2,463        99        4.03         646        27      4.21          --        --       --
                                      --------   -------                --------   -------              --------   -------

      Total interest bearing
      liabilities                      159,175     6,864        4.31     144,455     6,567      4.55     128,967     5,876     4.56
                                                 -------                           -------                         -------

Noninterest bearing deposits            10,198                             7,987                           6,483

Noninterest bearing liabilities            195                               149                             189
Stockholders' equity                    17,877                            15,935                          14,467
                                      --------                          --------                       ---------

      Total liabilities and
      stockholders' equity            $187,445                          $168,526                       $ 150,106
                                     =========                          ========                       =========

Net interest income                              $ 7,122                           $  6,492                        $ 6,018
                                                 =======                           ========                        =======
Net interest rate spread (4)                                    3.54%                           3.68%                          3.98%
Net interest rate margin (5)                                    4.00%                           4.09%                          4.32%

(1) Yield on available for sale securities based on historical cost equaled 6.31%, 6.39% and 6.49% for the years ended December 31, 1999, 1998 and 1997, respectively.

(2) For purposes of these computations, loans held for sale and nonaccrual loans are included in the average loan amounts outstanding.

(3) Included in interest income from loans for the years ended 1999, 1998 and 1997 are fees of $133,000, $262,000 and $195,000, respectively.

(4) Return on interest earning assets less cost of interest bearing liabilities.

(5)  Net interest income divided by average interest earning assets.

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



                                             Year Ended December 31, 1999            Year Ended December 31, 1998
                                                    Compared to                               Compared to
                                             Year Ended December 31, 1998            Year Ended December 31, 1997
                                       ------------------------------------     --------------------------------
                                       Increase (Decrease)                      Increase (Decrease)
                                              due to                                  due to
                                       ------------------------------------     --------------------------------
(in thousands)                         Rate       Volume         Total          Rate       Volume         Total
-----------------------------------------------------------------------------------------------------------------
Interest income:
   Loans(1)                        $  (638)     $   739        $   101        $    41      $   227        $   268
   Investments available for sale       18        1,485          1,503            (46)         732            686
   Investments held to maturity         --         (184)          (184)            (5)        (323)          (328)
   Interest earning cash               (23)        (470)          (493)           (47)         586            539
                                   -------      -------        -------        -------      -------        -------
   Total interest income              (643)       1,570            927            (57)       1,222          1,165
                                   -------      -------        -------        -------      -------        -------

Interest expense:
   Savings and checking                (31)         379            348            551          473          1,024
   Other time deposits                (150)        (272)          (422)           (24)        (151)          (175)
   Secured borrowings                   (4)          76             72             --           27             27
   FHLB advances                       (45)         418            373            (46)           6            (40)
   Savings Bank Notes                  (25)         (49)           (74)           (48)         (97)          (145)
                                   -------      -------        -------        -------      -------        -------
   Total interest expense             (255)         552            297            433          258            691
                                   -------      -------        -------        -------      -------        -------
Net change in net interest
income before provision for
loan losses                        $  (388)     $ 1,018        $   630        $  (490)     $   964        $   474
                                   =======      =======        =======        =======      =======        =======

(1) For purposes of these computations, loans held for sale and nonaccrual loans are included in loans.


     Net interest income increased by $630,000 for the year ended December 31, 1999 as compared to the year ended December 31, 1998. This increase in net interest income is mainly attributable to a $1.0 million increase related to increased volume (an increase of $19.6 million in average interest earning assets, partially offset by a $14.7 million increase in average interest bearing liabilities). Offsetting this increase in net interest income attributable to volume is a net decrease of $0.4 million attributable to rate (net interest rate spread for the year ended December 31, 1999 declined to 3.54% as compared to 3.68% for the year ended December 31, 1998).

     As a result of the increase in interest earning assets of $19.6 million, total interest income increased $927,000. The increase in average earning assets is primarily attributable to increased average securities balances of $20.5 million for the year ended December 31, 1999, as compared to the year ended December 31, 1998, resulting in an increase in interest income attributable to securities of $1,319,000. Average loan balances increased $7.9 million, however; as a result of lower average yields (8.79% for 1999 as compared to 9.35% for 1998), interest income attributable to the loan portfolio increased only $101,000 as compared to 1998. The average balance of interest earning cash declined $8.8 million, resulting in a $470,000 decrease in interest income attributable to volume as compared to 1998, with the lower average yield earned on interest earning cash further reducing interest income by $23,000 as compared to 1998.

Total interest expense increased $297,000 for the year ended December 31, 1999 as compared to the year ended December 31, 1998. An increase in the average balance of interest bearing liabilities of $14.7 million resulted in increased interest expense of $552,000. This was offset in part by a decline in the average yield on interest bearing liabilities of 0.24%, which resulted in reduced interest expense of $255,000. Increases in average savings deposit balances of $10.2 million, Federal Home Loan Bank advances of $7.2 million and secured borrowings of $1.8 million accounted for the bulk of the increase in interest bearing liabilities, resulting in increased interest expense attributable to higher average balances in these categories of $379,000, 418,000 and $76,000, respectively. This increase was offset in part by a $5.1 million decline in the average balance of certificates of deposits and a $425,000 decline in the average balance of the Savings Bank Notes, resulting in decreased interest expense of $272,000 and $49,000, respectively (in addition to the decline in total interest expense attributable to lower average yields). The Company's average cost of interest bearing liabilities decreased to 4.31% for the year ended December 31, 1999 as compared to 4.55% for the year ended December 31, 1998.

As noted above, in part as a result of significant competitive pressure, the yield on average loan balances declined 0.56% for the year ended December 31, 1999 as compared to the year ended December 31, 1998. Should competitive pressure continue to increase, the cost of funds may rise and the loan yields available may fall, thereby narrowing the spread on interest earning assets as compared to interest bearing liabilities.

Provision for Loan Losses

There was no provision for loan losses for the years ended December 31, 1999 and 1998. The absence of provision for loan losses in 1999 and 1998 is primarily attributable to the continued low level of nonperforming loans and potential problem loans and management's review of the portfolio and its determination of the adequacy of the allowance for loan losses (the "Allowance") at December 31, 1999. Despite the absence of provision expense, the level of the Allowance increased modestly in both 1999 and 1998 as charged-off loans of $12,000 and $77,000 for the years ended December 31, 1999 and 1998, respectively, were offset by recoveries totaling $159,000 and $147,000, for the same respective periods.

Noninterest Income

Noninterest income increased $929,000 for the year ended December 31, 1999 as compared to the year ended December 31, 1998. The increase is attributable to a $1.1 million pre-tax gain received on the sale of the Bank's Kennebunk branch in the second quarter of 1999 and a $460,000 pre-tax gain received on the sale of the Bank's residential mortgage servicing portfolio in the first quarter of 1999. Income for the year ended December 31, 1998 included a $539,000 pre-tax gain received on the sale of the Bank's headquarters branch and operations center located in Westbrook, Maine.

Operating Expenses

Operating expenses increased $606,000, or 11.1%, for the year ended December 31, 1999 as compared to the year ended December 31, 1998, as described in more detail below:
                                                      Year Ended December 31,
                                                      -------------------------
(in thousands)                                        1999                 1998
-------------------------------------------------------------------------------
Salaries and benefits                               $2,932              $2,632
Occupancy                                              608                 536
Net cost of operations of real estate owned              5                   7
Data processing                                        384                 280
Equipment                                              534                 424
FDIC insurance                                          18                  15
Insurance - general                                    111                 137
Office/postage                                         247                 246
Legal                                                   73                  31
Marketing                                              144                 177
Other expenses                                       1,000                 965
                                                    ------              ------
       Total Operating Expenses                     $6,056              $5,450
                                                    ======              ======

The increase in operating expenses was primarily the result of additional costs associated with several business initiatives implemented by the Bank during 1998, and the sale and leaseback of the Bank's headquarters branch and operations center in the third quarter of 1998. The business initiatives include the opening of the Portland branch, the development and implementation of an Internet banking program for businesses, the development and introduction of a new line of cash management services for businesses, and additional staffing resulting from increased commercial lending activity. The increase in salaries and benefits was primarily attributable to changes in staffing levels and annual salary increases. The increase in operating expenses was partially offset by the elimination of operating expenses associated with the Bank's former branch in Kennebunk, which was sold in the second quarter of 1999. Management anticipates operating expenses for 2000 and 2001 to further increase as a result of several additional business initiatives that are currently contemplated or underway, including (i) the Bank's lease of a new headquarters, branch and operations center and related furniture, fixtures and equipment expenses, which is estimated to increase the Company's occupancy expense approximately $300,000 annually, (ii) the opening of additional branches over the next several years in the Greater Portland market, (iii) the introduction of a number of new retail banking products, and (iv) additional staffing related to the Bank's continued expansion of its commercial lending activities and other business initiatives, including the new headquarters facility.

Income Tax Expense

The Company incurred income tax expense of $1,150,000 for the year ended December 31, 1999 as compared to $859,000 for the year ended December 31, 1998. The effective tax rate used was 34.1% and 35.5% for the years ended December 31, 1999 and 1998, respectively.

Comparison of Year Ended December 31, 1998 to Year Ended December 31, 1997 Overview

The Company reported net income of $1.6 million (diluted earnings per share of $1.13) for the year ended December 31, 1998, compared to net income of $1.3 million (diluted earnings per share of $.91) for the year ended December 31, 1997. The results for 1998 included a pre-tax gain of $539,000 resulting from the sale of the Bank's headquarters branch and operations center. Securities and loan sales gains totaled $215,000 for the year ended December 31, 1998 as compared to $370,000 for the year ended December 31, 1997. The Company incurred no provision for loan losses expense for the years ended December 31, 1998 and 1997.

Net Interest Income

Net interest income equaled $6.5 million and $6.0 million for the years ended December 31, 1998 and 1997, respectively. Changes in net interest income are caused by interest rate movements, changes in the amount and the mix of interest-earning assets and interest-bearing liabilities, and changes in the level of noninterest-earning assets and noninterest-bearing liabilities.

Net interest income increased by $474,000 for the year ended December 31, 1998 as compared to the year ended December 31, 1997. This increase is primarily attributable to an increase in the level of earning assets in 1998 as compared to 1997, primarily in the categories of investments and interest earning deposits. The Company's net interest rate spread for the year ended December 31, 1998 decreased to 3.68% as compared to 3.98% for the year ended December 31, 1997 and the net interest margin decreased to 4.09% for the year ended December 31, 1998 as compared to 4.32% for the year ended December 31, 1997. The decrease in the net interest rate spread and net interest margin is primarily the result of a .31% decline in the Company's yield on earning assets. The decline in the yield on earning assets is primarily attributable to lower yielding investments and interest earning deposits representing a larger percentage of the Bank's total average assets, 33.1% for 1998 as compared to 25.6% for 1997. This shift in the percentage of the Bank's assets allocated to these lower yielding assets is largely the result of the growth in total deposits.

Interest income for the year ended December 31, 1998 increased $1,165,000 as compared to the year ended December 31, 1997. The increase is primarily attributable to an increase in average earning assets of $19.3 million, including increases in investments available for sale ($11.2 million), interest earning deposits ($10.5 million) and average loan balances ($2.4 million), partially offset by a decline in investments held to maturity ($4.9 million). The increase in interest earning assets was primarily the result of the increase in total deposit balances, largely attributable to the introduction of the Bank's new High Rise Savings product and also increased commercial deposit balances. Savings deposits increased $28.9 million and commercial deposits increased $2.9 million during the year ended December 31, 1998. This deposit growth was primarily invested in cash and cash equivalents and investment securities, increasing the Bank's concentration of these lower yielding assets, as compared to loans, thereby lowering the overall yield on earning assets.

As a result of significant competition with regard to loan originations, the yields on new loan originations, and in particular commercial real estate and commercial and industrial loans, declined relative to interest rates in general. Competitive factors resulted in increased loan prepayments in 1998, as well as some reductions in contract interest rates for existing customers.

Interest expense increased $691,000 for the year ended December 31, 1998 as compared to the year ended December 31, 1997. The increase is primarily the result of a $1.0 million increase in interest expense paid on savings deposits (attributable to a $17.9 million increase in average deposit balances and a 1.07% increase in rate). This increase was partially offset by (i) a $201,000 decline in interest expense paid on certificates of deposits and interest bearing checking deposits (attributable to a $2.4 million decline in average deposit balances and a .12% decline in rates), (ii) a $40,000 reduction in interest expense on advances from the Federal Home Loan Bank ("FHLB") of Boston, primarily the result of more favorable rates on borrowings, and (iii) a $145,000 reduction in interest expense relating to the Amended Savings Bank Notes. The decline in interest expense on the notes resulted from a $1.0 million unscheduled principal payment made in September 1997 and $200,000 scheduled principal payments made in June and December of 1998.

In March 1998, the Company introduced a new savings deposit product called High Rise Savings. The introductory interest rate paid on this product was tiered (initially ranging from 4.64% to 5.59%) and was guaranteed through December 31, 1998 for accounts opened during the initial introductory period which ended July 3, 1998 (following the initial introductory period, the product's interest rates were reduced). This account generated net new deposits of $28.9 million for the year ended December 31, 1998 (the bulk of which were at the introductory rate). In addition, a portion of the Bank's deposit customers converted their pre-existing accounts to High Rise Savings accounts (generally at higher rates) with High Rise balances at December 31, 1998 equal to $36.4 million. As a result of this program, average savings deposit balances increased significantly, from $34.5 million to $63.4 million, and the average rate on savings deposits increased from 2.71% to 3.78%, thereby increasing the overall cost of deposits to the Bank.

Additionally, the Bank introduced its new cash management program for businesses in May 1998. The program represents secured borrowings, which include agreements similar to repurchase agreements that are not FDIC insured. At December 31, 1998 these secured borrowings totaled $967,000 and were collateralized by $967,000 in Bank-owned investment securities.

As competitive pressures continue, the cost of funds to financial institutions may rise relative to market interest rates, thereby narrowing the spread on interest earning assets as compared to interest bearing liabilities.

Provision for Loan Losses

There was no provision for loan losses for the years ended December 31, 1998 and 1997. The absence of provision for loan losses in 1998 and 1997 is primarily attributable to the continued decline in nonperforming loans and potential problem loans and management's review of the portfolio and its determination of the adequacy of the Allowance at December 31, 1998. Despite the absence of provision expense, the level of the Allowance remained essentially unchanged as charged-off loans of $77,000 and $339,000 for the years ended December 31, 1998 and 1997, respectively, were offset by recoveries totaling $147,000 and $338,000, for the same respective periods.

Noninterest Income

Noninterest income for the year ended December 31, 1998 increased $391,000 compared to the year ended December 31, 1997. The increase is primarily attributable to the $539,000 gain received on the sale of the Bank's office building located in Westbrook, Maine, which currently serves as the Bank's combination headquarters branch and operations center. The increase in noninterest income was offset by a $155,000 decline in loan and securities gains for the year ended December 31, 1998 as compared to the year ended December 31, 1997. In conjunction with the sale of the Bank's off balance sheet mortgage servicing portfolio on January 31, 1999 and the Bank's revamped residential mortgage lending program, the Bank currently intends to sell saleable loans on a servicing released basis and recognize the servicing fee income at the time of sale rather than recording the income on servicing fees over the life of the loan.

Operating Expenses

Operating expenses increased $383,000, or 7.5%, for the year ended December 31, 1998 as compared to the year ended December 31, 1997, as described in more detail below:

                                                      Year Ended December 31,
                                                      -------------------------
(in thousands)                                              1998           1997
-------------------------------------------------------------------------------
Salaries and benefits                                        $2,632       $2,367
Occupancy                                                       536          446
Net cost of operations of real estate owned                       7           67
Data processing                                                 280          239
Equipment                                                       424          374
FDIC insurance                                                   15           15
Insurance - general                                             137          141
Office/postage                                                  246          296
Legal                                                            31           65
Marketing                                                       177          255
Other expenses                                                  965          802
                                                             ------       ------
       Total Operating Expenses                              $5,450       $5,067
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

Income Tax Expense

The Company incurred income tax expense of $859,000 for the year ended December 31, 1998 as compared to $679,000 for the year ended December 31, 1997. The effective tax rate used was 35.5% and 35.0% for the years ended December 31, 1998 and 1997, respectively.

FINANCIAL CONDITION

Set forth below is a discussion of the material changes in the financial condition of the Company.

General
At December 31, 1999, the Company's total assets equaled $190.6 million, representing a decrease of $0.8 million (or 0.4%) from total assets of $191.4 million at December 31, 1998. This decline was the result of a $20.2 million decline in cash and cash equivalents, offset by increases in loan balances ($14.7 million) and investment securities ($4.8 million). Deposits declined $8.4 million, largely as a result of the sale of the Bank's Kennebunk branch, which consisted of $12.5 million in deposits at the time of the sale in May 1999. The decline in deposit balances was partially offset by a $5.2 million increase in FHLB borrowings and a $2.0 million increase in secured borrowings.

Investment Securities
The Company's investment portfolio is comprised primarily of U.S. government and agency obligations. Total investment securities at December 31, 1999 was $51.8 million compared to $47.0 million at December 31, 1998. This increase is primarily attributable to the purchase of $8.4 million in U.S. government obligations (of which $4.0 million are Treasury Inflation Indexed Bonds), $3.0 million in U.S. government agency notes and $7.0 million in mortgage-backed securities, partially offset by the sale of $3.1 million in U.S. government obligations and $1.0 million in government agency notes, $7.5 million in prepayment and amortization on mortgage-backed securities and amortization of premiums or discounts on investment securities, and a $2.0 million pre-tax unrealized loss on available for sale securities.

The following table sets forth the carrying amounts and maturities of investment securities and weighted average rates at December 31, 1999, 1998 and 1997.


                                 December 31, 1999    December 31, 1998    December 31, 1997
                                 -------------------------------------------------------------
                                 Carrying              Carrying             Carrying
(dollars in thousands)           Amount     Yield      Amount     Yield     Amount      Yield
----------------------------------------------------------------------------------------------
Available for sale (at market
value)(1):
  U.S. Government obligations
     maturing in 0-5 years      $ 2,602      6.0%     $ 2,227      5.65%       --
     maturing in 5-10 years      15,663      6.0        9,972      5.9         --
     maturing in over 10 years    1,857      5.5        1,967      5.6         --
Mortgage backed securities
     maturing in 5-10 years          --       --          904      6.8         --
     maturing in over 10 years   31,229      6.4       31,493      7.2    $15,798         6.9%
Other                               472      n/a          485      n/a         89         n/a
                                -------               -------             -------
                                $51,823      6.2%     $47,048      6.7%   $15,887         6.9%
                                =======               =======             =======
Held to maturity (at amortized cost):
  U.S. government obligations
  maturing in one year or less                                            $   200         4.9%
  U.S. government agency callable
  notes maturing after:
     1-5 years (final maturity)                                             4,000         6.4
     5-10 years (final maturity)                                            2,800         6.9
                                                                          -------
                                                                            6,800         6.6
                                                                          -------
                                                                          $ 7,000         6.5%
                                                                          =======

(1) Yields on available for sale securities are calculated based on historical cost.


     Loans Held for Sale
     Loans held for sale at December 31, 1999 and 1998 equaled $83,000. The outstanding dollar amount of loans held for sale can vary greatly from period to period, affected by such factors as mortgage origination levels, the timing and delivery of loan sales, changes in market interest rates and asset/liability management strategies.

     Loans
     Loans increased $14.7 million (or 13.9%), from $105.9 million at December 31, 1998 to $120.5 million at December 31, 1999. The increase was attributable to an increase of $14.1 million in commercial real estate loans, a $3.6 million increase in commercial and industrial loans and a $1.5 million increase in construction loans, partially offset by decreases in residential and consumer and other loans of $4.1 million and $0.4 million, respectively.

     The following table sets forth the composition of the Company's loan portfolio at the dates indicated:

                                                             December 31,
                              -------------------------------------------------------------------
(dollars in thousands)                1999          1998          1997         1996          1995
-------------------------------------------------------------------------------------------------
Real estate mortgage loans:
     Residential                  $ 28,460       $ 32,555      $ 33,251     $30,981        $ 30,966
     Commercial                     66,833         52,747        48,705      48,456          50,797
Real estate
construction loans                   2,832          1,384         1,955         769             --
Commercial and
industrial loans                     9,446          5,872         5,166       3,059           2,524
Consumer and other loans            12,962         13,315        15,227      15,281          16,263
                                  --------       --------      --------     -------        --------
Total loans                       $120,533       $105,873      $104,304     $98,546        $100,550
                                  ========       ========      ========     =======        ========

Ratio of loans to:

Deposits                                86%            71%           91%         86%             80%

Assets                                  63%            55%           71%         67%             69%

The Bank's loan growth during the period from the late 1980's until the completion of the 1996 recapitalization was inhibited as a result of the problems the Bank and the Company experienced during this period (see Historical Background). The Bank's ability to originate commercial and industrial and commercial real estate loans was particularly impacted by borrower uncertainties with regard to the Bank's future. The completion of the 1996 recapitalization allowed the Bank to compete more effectively for new loans. Since that time, and in conjunction with the Company's strategic plan, significant effort and resources have been focused on developing higher levels of loan volume. Particular focus has been given to developing a strong commercial banking team as management believes this is an area in which the Bank can develop a competitive edge, particularly with regard to expertise and responsive customer service.

During the past three years the attrition previously reflected in the Company's loan balances has ceased, with modest growth achieved during 1997 and 1998, and a 13.9% increase in 1999. Commercial real estate loans showed the largest increase for the year ended December 31, 1999, $14.1 million (26.7%) as compared to December 31, 1998. The opening of the Bank's downtown Portland branch, the introduction of commercial cash management products and the introduction of Internet banking for businesses, all during the first half of 1998, have been and will continue to be important to the Bank's ability to generate profitable growth in commercial loans.

Though commercial real estate loans are considered riskier than some other loan types, and continue to make up a large percentage of the Company's loan portfolio (55.5% at December 31, 1999), management believes that the combination of its expertise in this area and its lending practices allow the Company to manage the risk inherent in this type of lending.

Residential real estate loans declined $4.1 million during 1999, attributable to a combination of a generally higher interest rate environment in 1999, resulting in lower originations, and increased competitive pressures, resulting in a higher percentage of the Bank's 1999 originations being secondary market saleable as opposed to residential mortgage portfolio loans. The Bank has placed a renewed emphasis on residential lending in 2000 through improved technology and staffing in order to compete more effectively in this market.

Loan Originations

Residential mortgage loans originated by the Bank are primarily collateralized by property located within its existing market area in Maine. The Bank is an active residential mortgage lender. A significant percentage of residential loans originated are 1-4 family residential real estate loans, the majority of which are sold in the secondary market. In 1998 and years prior, the Bank continued to service most of the loans it sold in the secondary market. Beginning in 1999 the Bank began selling these loans on a servicing released basis. Most of the Bank's residential loans are originated using the Federal National Mortgage Association ("FNMA") underwriting guidelines.

The Bank's residential loan originations decreased 61.6% ($15.0 million) in 1999 as compared to 1998, primarily as a result of the higher interest rate environment, which resulted in decreased consumer demand to refinance residential mortgages. Historically, the Bank has relied upon the refinancing market for a significant portion of its residential loan originations. The Bank has developed a plan that it believes will increase residential loan volume by placing greater emphasis on originating purchase money residential loans as opposed to refinancings. The plan also includes improved utilization of technology (an automated underwriting system) and increased use of commission based loan originators, in addition to the Bank's branch-based originations.

Commercial loan originations increased in 1999, as is reflected in the $17.7 million increase (30.1%) in total commercial loans outstanding at December 31, 1999 as compared to December 31, 1998. The Bank currently plans to further increase its commercial loan originations in 2000; however, the competition for commercial loans continues to be intense and its ability to do so is affected by both competitive and economic factors.

The level of residential, consumer and commercial loan originations going forward will depend upon a number of factors, including the level of interest rates, general economic conditions, the competitive environment and overall profitability of these loans.

The following table represents residential real estate and consumer loan originations for the years ended December 31, 1999, 1998 and 1997.

                                              For the Year Ended December 31,
                                              ---------------------------------
(in thousands)                                1999           1998         1997
-------------------------------------------------------------------------------
Originations (1):
       Residential real estate               $9,345       $24,343       $18,216

       Consumer                               1,813         4,322         3,001
                                            -------       -------       -------
       Total                                $11,158       $28,665       $21,217
                                            =======       =======       =======


(1) Includes refinancing of existing portfolio and off balance sheet serviced loans.



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

The Bank is an approved seller and servicer by and for the FNMA. However, on January 31, 1999, the Bank sold all of its FNMA residential mortgage servicing portfolio. The Bank currently sells all saleable loans on a servicing released basis. At December 31, 1999, the Bank was not servicing loans for others as compared to servicing $44.9 million of loans in its capacity as a subservicer at December 31, 1998. There was no servicing fee income related to serviced loans for the year ended December 31, 1999. Servicing fee income is reported as other income in the consolidated statements of operations, and for the two years ended December 31, 1998 and 1997, equaled $34,000 and $75,000, respectively.

Allowance For Loan Losses

The Bank's policy is to increase the Allowance by charging a provision for loan losses based on periodic evaluations of the loan portfolio and current economic trends. Deterioration in the local economy or real estate market, upward movement in interest rates, or deterioration in the repayment capabilities or intentions of individual borrowers, could have an adverse impact on the loan portfolio that could result in the need for increased provision for loan losses. The Bank holds a large concentration of commercial real estate loans and the ultimate collectibility of this loan portfolio is particularly susceptible to changes in local real estate market conditions.

     The following table represents the manner in which the Allowance is allocated among the various loan categories at December 31, 1999, 1998, 1997, 1996 and 1995. The percentages represent the percent of loans in each category to total loans.




                                                                     December 31,
                              ---------------------------------------------------------------------------------------------
                                    1999               1998                1997               1996                 1995
                              ---------------    ----------------    ----------------    ---------------    ---------------
                                      Percent             Percent             Percent            Percent            Percent
                                     of Loans            of Loans            of Loans           of Loans           of Loans
                                     to Total            to Total            to Total           to Total           to Total
(dollars in thousands)       Amount     Loans    Amount     Loans    Amount     Loans    Amount    Loans    Amount    Loans
----------------------------------------------------------------------------------------------------------------------------
Real estate mortgage
loans:
  Residential                $  137      23.6%   $  165      30.8%   $  157      31.9%   $   61     31.4%   $   82     30.8%
  Commercial                  1,798      55.5     1,453      49.8     1,303      46.7     1,811     49.2     2,216     50.5
Real estate
construction loans               44       2.3        14       1.3        12       1.9         7       .8        --       --
Commercial and
industrial loans                243       7.8       133       5.5        67       4.9        40      3.1        13      2.5
Consumer and other
loans                           113      10.8       124      12.6       174      14.6       151     15.5       120     16.2
Unallocated                     547        --       846        --       952        --       596       --       228       --
                             ------    ------    ------    ------    ------    ------    ------   ------    ------   ------
Total                        $2,882     100.0%   $2,735     100.0%   $2,665     100.0%   $2,666    100.0%   $2,659    100.0%
                             ======    ======    ======    ======    ======    ======    ======   ======    ======   ======

Allowance as a
percentage of loans                      2.39%               2.58%               2.56%              2.71%              2.65%
Allowance as a
percentage of
nonperforming loans                    533.70%             496.37%             353.92%            124.29%             47.96%
Allowance as a
percentage of
nonperforming loans
(excluding restructured loans)         533.70%             496.37%             546.11%            124.29%            125.60%

     The following table sets forth the changes in the Allowance, including charge-offs and recoveries, by loan category, for the past five years:



                                                                                    December 31,
                                                       -----------------------------------------------------------------------------
(dollars in thousands)                                   1999              1998            1997             1996            1995
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of period                         $ 2,735          $ 2,665          $ 2,666          $ 2,659          $ 4,042
Charge-offs:
    Real estate mortgage loans                              (5)             (35)            (298)             (93)          (1,113)
    Commercial and industrial loans                         --               --               --               --             (142)
    Consumer and other loans                                (7)             (42)             (41)            (196)             (78)
                                                       -------          -------          -------          -------          -------
Total charge-offs                                          (12)             (77)            (339)            (289)          (1,333)
Recoveries:
    Real estate mortgage loans                             105              114              304              163              172
    Commercial and industrial loans                         --               --                3               55              170
    Consumer and other loans                                54               33               31               78               33
                                                       -------          -------          -------          -------          -------
Total recoveries                                           159              147              338              296              375
                                                       -------          -------          -------          -------          -------
Net (charge-offs) recoveries                               147               70               (1)               7             (958)
Provision for loan losses                                   --               --               --               --             (425)
                                                       -------          -------          -------          -------          -------
Balance at end of period                               $ 2,882          $ 2,735          $ 2,665          $ 2,666          $ 2,659
                                                       =======          =======          =======          =======          =======

Net charge-offs as a percentage
of average loans                                          (.13)%           (.07)%            .00%            (.01)%            .91%


     The balance of the Allowance increased by $147,000 at December 31, 1999 as compared to December 31, 1998 as a result of recoveries exceeding charge offs for the year ended 1999 (there was no provision expense recorded in 1999, 1998 or 1997). The Allowance as a percentage of total loans declined to 2.39% at December 31, 1999 as compared to 2.58% at December 31, 1998.

     There has been no provision for loan losses in the last four years, with the Allowance remaining relatively unchanged during this period. In addition, the year ended December 31, 1995 reflected provision expense of a negative $425,000 as a result of provision for loan losses reversals. This is in contrast to years preceding 1993 when provision for loan losses was high as a result of the Bank's asset quality problems. The improvement in the amount of provision for loan losses is the result of a combination of factors, including: (i) a reduction in the amount of new, emerging loss exposure being identified during this period as compared to prior years when provision for loan losses was higher, (ii) a reduction or elimination of loss exposure previously allocated against certain loans generally resulting from improvement in the overall credit quality of these loans or loan payoffs, and (iii) significant loan loss recoveries.

     Management believes that in accordance with the Bank's allowance for loan loss policy, the Allowance is adequate at December 31, 1999. However, future additions to the Allowance may be necessary based on changes in the financial condition of various borrowers, new information that becomes available relative to various borrowers and loan collateral, growth in the size or changes in the mix or concentration risk of the loan portfolio, as well as changes in local, regional or national economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Bank's Allowance. Such authorities may require the Bank to recognize additional provision for loan losses based upon information available to them and their judgments at the time of their examination.

Impaired Loans

Information with respect to the carrying amount of impaired loans is set forth below:


                                                                     December 31,
                                          ------------------------------------------------------------
                                                    1999                                1998
                                          --------------------------           -----------------------
                                                           Allowance                         Allowance
                                                           for Loan                           for Loan
                                                               Loss                               Loss
                                                         (Allocated                         (Allocated
(in thousands)                            Amount            Reserve)           Amount          Reserve)
------------------------------------------------------------------------------------------------------
Real estate mortgage loans:
     Commercial                             $373               $ 25             $ 430             $ 53

Commercial and industrial loans               --                 --                 9                2
                                            ----               ----             -----             ----
     Total                                  $373               $ 25             $ 439             $ 55
                                            ====               ====             =====             ====


Nonperforming Assets
Information with respect to nonperforming assets is set forth below:

                                                        December 31,
                                     -----------------------------------------------------
(in thousands)                      1999       1998         1997          1996        1995
------------------------------------------------------------------------------------------
Nonaccrual loans                    $373       $430         $387        $1,944      $1,948
Accruing loans past due 90
days or more                         167        121          101           201         169
Restructured loans                    --         --          265            --       3,427
Real estate owned and                 --         15           65           478       1,973
repossessions                       ----       ----         ----        ------      ------
                                    $540       $566         $818        $2,623      $7,517
                                    ====       ====         ====        ======      ======

Nonperforming loans (consisting of nonaccrual loans, accruing loans past due 90 days or more and restructured loans) are comprised of the following:



                                                      December 31,
                               -----------------------------------------------------
(in thousands)                    1999      1998         1997       1996        1995
------------------------------------------------------------------------------------
Real estate mortgage loans:
    Residential                     --      $ 86       $114             --    $  386
    Commercial                    $373       430        501         $1,944     5,007
Consumer and other loans           167        35        138            201       151
                                  ----      ----       ----         ------    ------
Total nonperforming loans         $540      $551       $753         $2,145    $5,544
                                  ====      ====       ====         ======    ======

The following table sets forth certain information regarding nonperforming commercial loans (dollars in thousands):




                    December 31,1999       December 31, 1998         December 31, 1997
                  -------------------     --------------------     ---------------------
                  Number                  Number                   Number
Type of Property      of  Outstanding         of   Outstanding         of    Outstanding
Security           Loans      Balance      Loans       Balance      Loans        Balance
----------------------------------------------------------------------------------------
1-4 family
residential            1         $  8          1          $ 58          3           $107
5 or more family
residential            1           68          1            69          1            129
Non-residential
real estate            2          297          1           303          1            265
                     ---         ----       ----          ----       ----           ----
                       4         $373          3          $430          5           $501
                     ===         ====       ====          ====       ====           ====

The Bank holds a large concentration of commercial real estate loans of which the collateral coverage for these loans, should they become nonperforming, may not be adequate to protect the Bank from potential losses. Deterioration in the local economy or real estate market, or upward movements in interest rates could adversely impact the performance and/or value of the underlying collateral for these loans and could have an adverse impact on the Bank's loan portfolio, and in particular, currently performing commercial real estate loans. In addition, deterioration in the local economy or adverse changes in the financial condition of various borrowers could have an impact on the Bank's entire loan portfolio (including commercial real estate). These factors could result in an increased incidence of loan defaults and, as a result, an increased level of nonperforming loans and assets. In addition, while the current favorable trend in nonperforming assets is encouraging, the current level of nonperforming assets is considered by management to be at such a low level that it is not likely to be sustained. For further information, see Note 5 to the Company's Consolidated Financial Statements.

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

At December 31, 1999, the Bank had identified approximately $1.0 million of currently performing but potential problem loans, representing 0.5% of total assets, ranging in size from $6,000 to $638,000. This compares to $173,000 of potential problem loans at December 31, 1998. Management does not consider the increase in potential problem loans to be reflective of a material decline in overall asset quality as the level of potential problem loans at December 31, 1999 is still very low by historical standards and the level of potential problem loans at December 31, 1998 was considered by management to be so low as to represent an anomaly, and not reasonably sustainable.

The following table sets forth certain information regarding potential problem loans at December 31, 1999:


                                                    Number of
       Type of Security                            Outstanding          Balance
       Property                                          Loans     In thousands)
-------------------------------------------------------------------------------
       Single family                                       1          $   83
       Commercial real estate                              2              63
       Commercial other                                    6             893
                                                        ----          ------
                                                           9          $1,039
                                                        ====          ======


Management is unable to predict the extent, if any, to which these loans may become nonperforming in the future. An increase in the level of nonperforming or potential problem loans could result in the need for increased provision for loan losses. As of December 31, 1999, the Company believes the Bank's aggregate allocated loan loss reserves against these potential problem loans, in combination with the Bank's overall Allowance adequacy (including the unallocated portion of the Allowance), is adequate to cover the loss exposure estimated to be contained within these potential problem loans.

Real Estate Owned and Repossessions
Real estate owned ("REO") consists of properties acquired through mortgage loan foreclosure proceedings, repossessions or in full or partial satisfaction of outstanding loan obligations. The Bank had no REO properties at December 31, 1999, as compared to $15,000 at December 31, 1998.

LIQUIDITY

Bank

Deposits totaled $140.1 million at December 31, 1999, a decrease of $8.4 million (or 5.7%) from the level of $148.5 million at December 31, 1998. This decrease is primarily attributable to the sale of the Bank's Kennebunk branch, which consisted of $12.5 million in deposits at the time of the sale in May 1999. Included in deposit balances at December 31, 1999 are money market demand account deposits totaling $5.2 million from one class of commercial deposits. Subsequent to year end, these deposits grew to exceed $10 million and in March 2000, were transferred to secured borrowings. These borrowings have no term and may fluctuate or terminate at any time. For further information on deposits see
Note 8 to the Company's Consolidated Financial Statements.

At December 31, 1999 and 1998, unfunded loan commitments equaled $20.2 million and $17.5 million, respectively. Loan commitments include unfunded portions of real estate, construction, commercial and other loans, unused lines of credit, and the unused portion of home equity lines of credit, as well as contingent obligations such as letters of credit. Loan commitments are subject to the same credit policies as loans and generally have expiration dates and termination clauses. Unused home equity line of credit commitments totaled $6.7 million at December 31, 1999 as compared to home equity outstanding balances of $5.2 million.

The Bank has the capability of borrowing additional funds from the FHLB of Boston, with an approximate availability of $26.8 million at December 31, 1999. The Bank is also approved by the Federal Reserve Bank of Boston to obtain liquidity from its "Discount Window". At December 31, 1999, the Bank had pledged $10.1 million in 1-4 family residential real estate loans as collateral for future borrowings of up to $9.1 million from the Federal Reserve. No funds have been obtained from this source. The Company believes that its liquidity sources will continue to provide funding sufficient to support operating activities, loan originations and commitments, and deposit withdrawals.

Parent

On a parent company only basis, the Company conducts no separate operations. The Company's business consists primarily of the operations of its bank subsidiary. In addition to debt service relating to the Savings Bank Notes in the principal amount of $2.3 million, the Company's expenses consist primarily of Delaware franchise taxes associated with the Company's authorized capital stock, certain legal and various other expenses. Expenses, including certain audit and professional fees, insurance and other expenses, are allocated between the Bank and the Company based upon the relative benefits derived. For further information, see Notes 10 and 17 to the Company's Consolidated Financial Statements.


Capital
Company

The table below sets forth the regulatory capital requirements and capital ratios for the Company at December 31, 1999 and 1998:

(dollars in thousands)                                  1999               1998
------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets
  (1) ratio
    Qualifying capital                             $    15,756         $    13,453
    Actual %                                              8.37%               7.20%
    Minimum requirements for
      capital adequacy %                             4.00-5.00%          4.00-5.00%
    Average quarterly assets                       $   188,154         $   186,757
Tier 1 capital to
  risk-weighted assets
    Qualifying capital                             $    15,756         $    13,453
    Actual %                                             14.56%              13.05%
    Minimum requirements for
      capital adequacy %                                  4.00%               4.00%
Total capital to risk-weighted
  assets (Tier 1 and Tier 2)
    Qualifying capital                             $    17,128         $    14,759
    Actual %                                             15.82%              14.32%
    Minimum requirement for
      capital adequacy %                                  8.00%               8.00%
    Risk-weighted assets
                                                   $   108,243         $   103,071

(1) Calculated on an average quarterly basis less disallowed portion of the deferred tax asset.

Bank

The table below sets forth the regulatory capital requirements and capital ratios for the Bank at December 31, 1999 and 1998:

(dollars in thousands)                              1999                        1998
----------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets
  (1) ratio
    Qualifying capital                             $ 17,244                    $ 14,709
    Actual %                                           9.22%                       7.90%
    Minimum requirements for
      capital adequacy %                               4.00%                       4.00%
    Average quarterly assets                       $187,070                    $186,077
Tier 1 capital to
  risk-weighted assets
    Qualifying capital                             $ 17,244                    $ 14,709
    Actual %                                          15.90%                      14.33%
    Minimum requirements for
      capital adequacy %                               4.00%                       4.00%
Total capital to risk-weighted
  assets (Tier 1 and Tier 2)
    Qualifying capital                             $ 18,618                    $ 16,010
    Actual %                                          17.17%                      15.60%
    Minimum requirement for
      capital adequacy %                               8.00%                       8.00%
    Risk-weighted assets                           $108,419                    $102,612

(1)  Calculated on an average quarterly basis.

See Note 2 to the Company's Consolidated Financial Statements for certain capital restrictions.

The Company suspended the payment of cash dividends to its stockholders in the fourth quarter of 1989 and has not paid any cash dividends to its stockholders since that time. See Note 10 to the Company's Consolidated Financial Statements for dividend restrictions.

Asset Liability Management and Market Risk

The Company's actions with regard to interest rate risk, market risk and asset and liability management are the responsibility of the Asset and Liability Committee ("ALCO") which is, in part, comprised of members of the Bank's senior management. ALCO is responsible for directing asset liability management ("ALM") activities, including the development of specific ALM strategies to achieve the Bank's objectives, and the management of interest rate risk. Interest rate risk can be defined as the exposure of the Company's net income or financial position to adverse movements in interest rates. In addition to impacting net interest income, changes in the level of interest rates also affect (i) the amount of loans originated, (ii) the ability of borrowers to repay loans, (iii) the average length of time loans remain outstanding, which tends to increase when current market loan rates are substantially higher than rates on existing loans and, conversely, decrease when rates on existing loans are substantially higher than current market loan rates (due to refinancings of loans at lower rates), and (iv) the carrying value of investment securities classified as available for sale and resultant adjustments to stockholders' equity.

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

Management's efforts to control exposure to interest rate risk is complicated by the uncertainty of the maturity, repricing and/or run off characteristics of a portion of the Company's assets and liabilities, such as the Company's interest bearing checking and savings products that have no contractual maturity, and the unexpected changes in the balance of these products as a result of changes in competitive or market conditions. Similarly, customers have the right to prepay certain loans, for example residential mortgage loans, without prepayment penalties. As a result, a significant portion of the Company's assets, including mortgage based assets such as mortgage loans and mortgage backed securities, are subject to prepayment risks. To measure the sensitivity of its income to changes in interest rates, the Company utilizes a variety of methods, including simulation models and gap analysis. The gap analysis measures the difference between rate sensitive assets and rate sensitive liabilities repricing or maturing within specific time periods. A gap is considered positive when the amount of interest rate sensitive assets exceeds the amount of interest rate sensitive liabilities, and is considered negative when the amount of interest rate sensitive liabilities exceeds the amount of interest rate sensitive assets. However, this method does not take into consideration management's ability to exert some control over the timing of interest rate changes on certain deposits and the ability to change the estimated maturity/repricing of those deposits with no contractual maturity. Additionally, the gap analysis does not take into account the prepayment characteristics of loans in a changing interest rate environment. Therefore, the gap analysis is viewed as a complement to the simulation model.

The following table shows the estimated maturity/repricing structure of the interest sensitive assets and interest sensitive liabilities of the Company at December 31, 1999.

                                                                            Maturing/Repricing
                                        --------------------------------------------------------------------------------------------
                                                                  After One
                                                   After Three    Year but    After Three
                                         Within    Months but      within      Years but
                                          Three    within One      Three      within Five      After Five     Non-Rate
(dollars in thousands)                   Months      Year          Years        Years             Years      Sensitive      Total
------------------------------------------------------------------------------------------------------------------------------------
Assets
Interest earning deposits              $  5,793                                                                             $  5,793
Securities:
Available for sale(1)                     2,815      $  5,023     $  9,289      $  3,600       $ 32,015       $    472        53,214
Mortgage loans held for sale                 83            --           --            --             --             --            83
Loans(2)                                 18,927        25,600       18,658        23,767         33,254         (2,571)      117,635
Other assets                                 --            --           --            --             --         13,857        13,857
                                       --------       -------      -------      --------       --------       --------      --------
Total Assets                           $ 27,618      $ 30,623     $ 27,947      $ 27,367       $ 65,269       $ 11,758      $190,582
                                       ========       =======      =======      ========       ========       ========      ========
Liabilities and Equity
Savings, money market and NOW accounts $ 48,118            --           --            --             --       $ 32,937      $ 81,055
Certificate of deposit accounts          11,724      $ 20,321     $ 11,230      $  3,801       $     44             --        47,120
Other deposits                               --            --           --            --             --         11,962        11,962
FHLB advances                             3,000         5,000        9,748         3,000          7,000             --        27,748
Secured borrowings                        2,980            --           --            --             --             --         2,980
Savings Bank Notes                          101           316          942           909             --             --         2,268
Other liabilities                            --            --           --            --             --            535           535
Equity                                       --            --           --            --             --         16,914        16,914
                                       --------      --------      -------      --------       --------       --------      --------
Total Liabilities and Equity           $ 65,923      $ 25,637     $ 21,920      $  7,710       $  7,044       $ 62,348      $190,582
                                       ========       =======      =======      ========       ========       ========      ========

Periodic repricing difference
(Periodic gap)                          (38,305)     $  4,986     $  6,027      $ 19,657       $ 58,225       $(50,590)           --
Cumulative repricing difference
(Cumulative gap)                       $(38,305)     $(33,319)    $(27,292)     $ (7,635)      $ 50,590             --            --
Cumulative gap to total
assets                                    (20.1)%       (17.5)%      (14.3)%        (4.0)%         26.5%            --            --


(1)   FHLB stock is classified as available for sale.

(2) The allowance for loan losses, deferred origination fees and nonaccrual loans are included in the non-rate sensitive column.


          A more meaningful approach to measuring interest rate sensitivity is the simulation model, which analyzes resulting net income under various interest rate scenarios. Projected net interest income is modeled based on immediate movements or shifts in interest rates of 100 and 200 basis points up or down, analyzed over a twelve month period. The model is based on the actual maturity and repricing characteristics of interest rate sensitive assets and liabilities and factors in budget projections for anticipated activity levels in the various asset and liability categories. Assumptions are also made with regard to principal prepayment speeds on loans and mortgage backed securities. The model also takes into account the Company's ability to exert greater control over the setting of interest rates on certain deposit products than it has over variable and adjustable rate loans, which are tied to published indices such as designated prime lending rates and the rate on U.S. Treasury securities.

     The following table reflects the estimated percentage change in net interest income for the next 12 months resulting from a change in interest rates of 200 basis points utilizing the Bank's simulation model.

                     Change in Rates (1)    % Change in Net Interest Income
-------------------------------------------------------------------------------
                      +200 basis points                (1.7)%
                      -200 basis points                (1.3)%

(1) Includes various interest rate floors and ceilings established for certain deposit accounts: NOWs - floor 1%, ceiling 3%; Savings (other than High Rise Savings) - floor 1.50%, ceiling 3.75%; Money Market accounts - floor 1.5%, ceiling 3.75%. At December 31, 1999 the average interest rates paid on NOWs, Savings (other than High Rise Savings) and Money Market accounts were 1.81%, 2.26% and 3.57%, respectively.

Based on the information and assumptions in effect at December 31, 1999, management of the Company believes that a 200 basis point change in interest rates up or down, and the resulting impact over a twelve month period, would not adversely impact the Company's annualized net interest income by more than 2% (and is within the limits of the Company's policy parameters of a 10% adverse impact).

Regardless of the methodologies utilized to attempt to predict the impact that changes in interest rates could have on the behavior of the Bank's assets and liabilities, and ultimately earnings, there is no way of estimating this with any degree of certainty. As discussed above the assumptions utilized are very subjective and economic conditions and market forces, such as competition and market product offerings are in a constant state of change.

Impact of Inflation and Changing Prices

The Company's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, virtually all of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, inflation can directly affect the value of loan collateral, in particular real estate. Sharp decreases in real estate prices, as discussed previously, have in the past resulted in significant loan losses and losses on real estate acquired.

Year 2000 Issue

In accordance with guidelines provided by the Federal Financial Institutions Examination Council, the Company established a Year 2000 Action Committee to address the risks related to potential computer problems associated with the Year 2000 date change, including the development and implementation of a strategy to minimize the impact of Year 2000 risk relating to the Bank's information technology systems and non-information technology systems. During the turn of the millennium, Bank staff was on hand to validate all systems, including computer, telephone and ATMs, as well as testing for data integrity. As a result, the Company did not experience any significant problems or interruptions in service resulting from the Year 2000 date change or adverse implications to the Bank's borrowers or depositors. The Company will continue to monitor its computerized and other electronic systems throughout 2000 for any potential problems that may arise. However, management does not anticipate any disruptions in its operations resulting from Year 2000 systems problems. The Company incurred approximately $27,000 in external costs for its Year 2000 programs for the year ended December 31, 1999, which were expensed as incurred.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of December 31, 1999, the Company had approximately 1,394 holders of record and 1,325,993 outstanding shares of common stock. The common stock is traded on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol "FCME".

The following table sets forth the high and low sales prices for the Company's common stock traded on The Nasdaq SmallCap Market.

                                                      High         Low
-------------------------------------------------------------------------------
1999      First Quarter                               $10.250     $ 9.313
          Second Quarter                               10.375       9.000
          Third Quarter                                10.000       9.125
          Fourth Quarter                                9.813       8.000

1998      First Quarter                               $15.500     $13.625
          Second Quarter                               14.625      12.750
          Third Quarter                                13.000      10.000
          Fourth Quarter                               10.625       8.375

No dividends were declared by the Company during the years 1994 through 1999. There are certain restrictions on the ability of the Company to pay dividends and on the ability of the Bank to transfer funds to the Company in the form of cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity" and "Note 10" to the Company's Consolidated Financial Statements.

FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
  First Coastal Corporation:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of First Coastal Corporation and its subsidiary (the "Company") at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



PricewaterhouseCoopers LLP
Portland, Maine
February 8, 2000


CONSOLIDATED BALANCE SHEETS
First Coastal Corporation and Subsidiary                                           December 31,        December 31,
                                                                                      ---------          ---------
(in thousands, except share and per share amounts)                                         1999               1998
------------------------------------------------------------------------------------------------------------------
ASSETS
Noninterest earning deposits and cash - Note 3                                        $   6,631          $   4,509
Interest earning deposits                                                                 5,793             28,118
                                                                                      ---------          ---------
   Cash and cash equivalents                                                             12,424             32,627
Investment securities - Note 4:
   Available for sale (at market value)(amortized cost: 1999
     $53,781; 1998 $47,037)                                                              51,823             47,048
Federal Home Loan Bank stock: at cost                                                     1,391              1,315
Loans held for sale - Note 1                                                                 83                 83

Loans - Note 5                                                                          120,533            105,873
   Less: Deferred loan fees, net                                                            (16)               (97)
         Allowance for loan losses - Note 6                                              (2,882)            (2,735)
                                                                                      ---------          ---------
                                                                                        117,635            103,041
Premises and equipment - Note 7                                                           2,559              2,554
Accrued interest receivable                                                               1,251              1,132
Real estate owned and repossessions                                                          --                 15
Deferred tax asset - Note 12                                                              2,950              3,354
Other assets                                                                                466                244
                                                                                      ---------          ---------
   TOTAL ASSETS                                                                       $ 190,582          $ 191,413
                                                                                      =========          =========
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits - Note 8                                                                     $ 140,137          $ 148,545
Advances from Federal Home Loan Bank - Note 9                                            27,748             22,545
Savings Bank Notes - Note 9                                                               2,268              2,600
Secured borrowings - Note 9                                                               2,980                967
Accrued expenses and other liabilities                                                      535                442
                                                                                      ---------          ---------
   TOTAL LIABILITIES                                                                    173,668            175,099
Commitment and Contingencies - Note 13
STOCKHOLDERS' EQUITY - Note 10
Preferred Stock, $1 par value; Authorized 1,000,000 shares, none issued                     --                 --
Common Stock, $1 par value; Authorized 6,700,000 shares, issued as of
       December 31, 1999 and December 31, 1998 - 1,360,527
       shares                                                                             1,361              1,361
Paid-in capital                                                                          31,751             31,751
Retained earnings (deficit)                                                             (14,579)           (16,805)
Accumulated other comprehensive income (loss)                                            (1,292)                 7
Treasury stock, at cost (At December 31, 1999 - 34,534 shares) - Note 20                   (327)                --
                                                                                      ---------          ---------
 TOTAL STOCKHOLDERS' EQUITY                                                              16,914             16,314
                                                                                      ---------          ---------
       TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                     $ 190,582          $ 191,413
                                                                                      =========          =========

See notes to consolidated financial statements.


CONSOLIDATED STATEMENTS OF OPERATIONS
First Coastal Corporation and Subsidiary                                          Year Ended December 31,
                                                                      -----------------------------------------------
(in thousands, except share and per share amounts)                          1999              1998               1997
---------------------------------------------------------------------------------------------------------------------
Interest and Dividend Income
  Interest and fees on loans                                          $   10,020        $    9,919         $    9,651
  Interest and dividends on investment securities:
    Investment interest income                                             3,339             2,042              1,674
    Dividends                                                                106                84                 94
  Interest earning deposits                                                  521             1,014                475
                                                                      ----------        ----------         ----------
    Total Interest and Dividend Income                                    13,986            13,059             11,894
                                                                      ----------        ----------         ----------
Interest Expense
  Deposits - Note 8                                                        5,234             5,308              4,459
  Borrowings:
    Advances from Federal Home Loan Bank                                   1,273               900                940
    Savings Bank Notes                                                       258               332                477
    Secured borrowings                                                        99                27                 --
                                                                      ----------        ----------         ----------
  Total Interest Expense                                                   6,864             6,567              5,876
                                                                      ----------        ----------         ----------
Net Interest Income Before Provision for Loan Losses                       7,122             6,492              6,018
Provision for loan losses - Note 6                                            --                --                 --
                                                                      ----------        ----------         ----------
Net Interest Income After Provision for Loan Losses                        7,122             6,492              6,018
                                                                      ----------        ----------         ----------
Noninterest Income
  Services charges on deposit accounts                                       503               508                466
  Loan servicing fee income                                                   --                34                 76
  Gain on investment securities transactions                                  22               104                271
  Gain on sales of mortgage loans                                            558               111                 99
  Gain on sale of branch                                                   1,110                --                 --
  Gain on sale of assets                                                      --               539                 --
  Other                                                                      117                85                 78
                                                                      ----------        ----------         ----------
                                                                           2,310             1,381                990
                                                                      ----------        ----------         ----------
Operating Expenses
  Salaries and employee benefits - Note 11                                 2,932             2,632              2,367
  Occupancy                                                                  608               536                446
  Net cost of operations of real estate owned and repossessions                5                 7                 67
  Other                                                                    2,511             2,275              2,187
                                                                      ----------        ----------         ----------
                                                                           6,056             5,450              5,067
                                                                      ----------        ----------         ----------
Income Before Income Taxes                                                 3,376             2,423              1,941
Income Taxes - Note 12                                                     1,150               859                679
                                                                      ----------        ----------         ----------
NET INCOME                                                            $    2,226        $    1,564         $    1,262
                                                                      ==========        ==========         ==========
PER SHARE AMOUNTS - Note 18 Basic earnings per share:
  Weighted average shares outstanding                                  1,356,375         1,359,976          1,358,730
  Net income per share                                                $     1.64        $     1.15         $     0.93
                                                                      ==========        ==========         ==========
Diluted earnings per share:
  Weighted average shares outstanding                                  1,370,152        $1,379,124          1,391,272
  Net income per share                                                $     1.62        $     1.13         $     0.91
                                                                      ==========        ==========         ==========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
First Coastal Corporation and Subsidiary

                                                                                                       Accumulated
                                                                                       Retained              Other
                                               Common      Treasury       Paid-In      Earnings      Comprehensive
(in thousands, except share amounts)            Stock         Stock       Capital      (Deficit)      Income/(Loss)        Total
--------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1996                 $1,358            --       $31,740      $(19,631)           $   (79)      $13,388
   Shares outstanding at December 31,
   1997: 1,359,194
   1997 net income                                                                       1,262                            1,262
   Increase in net unrealized gain on
   available for sale securities                                                                              151           151
   Exercise of common stock options                1            --             6            --                 --             7
                                              ------        ------       -------      --------            -------       -------
Balances at December 31, 1997                  1,359            --        31,746       (18,369)                72        14,808
   Shares outstanding at December 31,
   1998: 1,360,527
   1998 net income                                                                       1,564                            1,564
   Decrease in net unrealized gain on
   available for sale securities                                                                              (65)          (65)
   Exercise of common stock options                2            --             5            --                 --             7
                                              ------        ------       -------      --------            -------       -------
Balances at December 31, 1998                  1,361            --        31,751       (16,805)                 7        16,314
   Shares outstanding at December 31,
   1999: 1,325,993
   1999 net income                                                                       2,226                            2,226
   Decrease in net unrealized gain on
   available for sale securities                                                                           (1,299)       (1,299)
   Repurchase of common stock                              $  (327)                                                        (327)
                                              ------        ------       -------      --------            -------       -------
Balances at December 31, 1999                 $1,361       $  (327)      $31,751      $(14,579)           $(1,292)      $16,914
                                              ======       =======       =======      ========            =======       =======


See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS
First Coastal Corporation and Subsidiary                                             Year Ended December 31,
                                                                         ---------------------------------------------
(in thousands)                                                               1999              1998              1997
----------------------------------------------------------------------------------------------------------------------
Operating Activities
Net Income                                                               $  2,226          $  1,564          $  1,262
Adjustments to reconcile net income to net cash provided by
    operating activities:
  Writedowns of REO                                                             5                --                --
  (Gain) loss on sales of REO                                                  --                (7)                2
  Gain on sale of branch                                                   (1,110)               --                --
  Gain on sale of premises and equipment                                       --              (539)               --
  Depreciation and amortization                                               444               400               319
  Amortization of investment securities premiums (discounts)                  456               117                63
  Realized investment securities gains                                        (22)             (104)             (271)
  Realized gains on assets held for sale                                     (558)             (111)              (99)
  Loans originated and acquired for resale                                 (5,044)          (10,726)           (7,366)
  Sales of loans originated and acquired for resale                         5,602            14,319             5,390
  Decrease (increase) in interest receivable                                 (119)             (162)              109
  Increase in interest payable                                                 20                31                 2
  Net change in other assets                                                  192             1,449             1,371
  Net change in other liabilities                                              73               104                44
                                                                         --------          --------          --------
Net cash provided by operating activities                                   2,165             6,335               826
                                                                         --------          --------          --------
Investing Activities
  Sales of securities available for sale                                   11,708             6,927            15,831
  Maturities of securities held to maturity                                    --            10,000             3,000
  Maturities of securities available for sale                                 200                --             1,000
  Purchases of investment securities available for sale                   (18,492)          (37,973)          (15,469)
  Purchases of investment securities held to maturity                          --            (3,193)             (198)
  Net change in loans                                                     (14,594)           (1,541)           (5,651)
  Net sales (purchases) of premises and equipment                            (449)            1,139              (445)
                                                                         --------          --------          --------
Net cash used by investing activities                                     (21,627)          (24,641)           (1,932)
                                                                         --------          --------          --------
Financing Activities
  Net change in deposits                                                   (7,298)           33,554               (94)
  Net change in secured borrowings                                          2,013               967                --
  Proceeds from borrowings                                                 11,000            14,000             2,000
  Payments on borrowings                                                   (6,129)           (5,149)           (4,706)
  Proceeds from exercise of common stock options                               --                 7                 7
  Repurchase of common stock                                                 (327)               --                --
                                                                         --------          --------          --------
Net cash used by financing activities                                        (741)           43,379            (2,793)
                                                                         --------          --------          --------
Increase (decrease) in cash and cash equivalents                          (20,203)           25,073            (3,899)
Cash and cash equivalents at beginning of period                           32,627             7,554            11,453
                                                                         --------          --------          --------
Cash and cash equivalents (interest and non-interest
bearing) at end of period                                                $ 12,424          $ 32,627          $  7,554
                                                                         ========          ========          ========
Supplemental Disclosure of Information
Interest paid on deposits and borrowings                                 $  5,817          $  6,535          $  5,874
Income tax paid                                                          $     76          $     85                --
Noncash Investing Activities
Transfer of loans to real estate owned and repossessions                       --          $    153          $     21

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
First Coastal Corporation and Subsidiary                                   Year Ended December 31,
                                                                  --------------------------------------------
(dollars in thousands)                                                1999              1998              1997
--------------------------------------------------------------------------------------------------------------
Net income                                                         $ 2,226           $ 1,564           $ 1,262
Other comprehensive income:
  Unrealized holding gains (losses) arising during the period
  (net of income taxes): 1999 - $(661); 1998 - $1; 1997 - $37       (1,285)                4               330

  Reclassification adjustment for realized gains included in net income (net of income taxes): 1999 - $(8); 1998 -
  $(35); 1997 - $(92)                                                  (14)              (69)             (179)
                                                                   -------           -------           -------
                                                                    (1,299)              (65)              151
                                                                   -------           -------           -------
                                                                   $   927           $ 1,499           $ 1,413
                                                                   =======           =======           =======

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
First Coastal Corporation and Subsidiary
December 31, 1999

Note 1.  ACCOUNTING POLICIES

Business

First Coastal Corporation (the "Company") is a bank holding company whose sole subsidiary is Coastal Bank, a Maine chartered, stock bank (the "Bank"). The principal business of the Bank consists of retail and commercial banking, including attracting deposits from the general public and originating residential mortgage, consumer, commercial real estate and business loans. Deposits are federally insured by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation ("FDIC").

Basis of Presentation

The consolidated financial statements of the Company and subsidiary have been prepared in conformity with generally accepted accounting principles and reporting practices applied in the banking industry. All significant inter-company transactions and balances have been eliminated in consolidation. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

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

New Accounting Standards

Effective January 1, 1998, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The requirements of the pronouncement do not have a material effect on the Company's financial condition, results of operations and cash flows.

Effective January 1, 1998, the Company adopted FASB SFAS No. 131, Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company has determined that it does not currently have separately reportable operating segments under this pronouncement.

In February 1998, FASB issued SFAS No. 132, Employers' Disclosures about Pensions and Other Postretirement Benefits. SFAS No. 132 revises employers' disclosures about pension and other postretirement benefit plans. The requirements of this pronouncement were adopted for the Company's financial statements for the year ending December 31, 1998. The requirements of this pronouncement did not have a material effect on the Company's financial condition, results of operations and cash flows.

In June 1998, FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which establishes accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. The requirements of this pronouncement will be adopted effective January 1, 2001 and are not expected to have a material effect on the Company's financial condition, results of operations and cash flows.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less (from the date of purchase) to be cash equivalents.

Investment Securities

Securities that may be sold as part of the Company's asset liability or liquidity management or in response to or in anticipation of changes in interest rates and resulting prepayment risk, or for other similar factors, are classified as available-for-sale and carried at their fair market value, with unrealized holding gains and losses (net of related taxes) excluded from earnings and reported as a separate component of stockholders' equity. Amortization of bond premiums and accretion of bond discounts are amortized over the expected life of the investment. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis.

Loans Held for Sale

Loans held for sale are valued at the lower of cost or market as determined by outstanding commitments from investors or current investor yield requirements calculated on an aggregate loan basis. Changes in the carrying value are reported in earnings as gains and losses on mortgage loans. It is the Bank's current intent to sell saleable residential loans on a servicing released basis, subject to market conditions.

The Company complies with SFAS 125, Accounting for Transfers of Financial Assets and Liabilities. Under the financial-components approach of SFAS 125, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes all financial and servicing assets it no longer controls and liabilities that have been extinguished. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with a pledge of collateral.

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

The Company follows SFAS No. 114, Accounting by Creditors for Impairment of a Loan. Under this standard, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Management identifies impaired loans on a loan-by-loan basis. Though the measurement of impaired loans is generally based on the present value of expected future cash flows discounted at the historical effective interest rate, all of the Company's impaired loans were collateral-dependent, which are measured for impairment based on the fair value of the collateral, net of the corresponding portion of the Allowance allocated to these loans ("Allocated Reserves"), if any.

Troubled debt restructurings are renegotiated loans for which concessions, such as the reduction of interest rates, deferral of interest or principal payments, or partial forgiveness of principal and interest, have been granted, generally due to a deterioration in a borrower's financial condition and/or value of the loan collateral. Interest to be paid on a deferred or contingent basis is reported in earnings only as collected.

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

Real Estate Owned and Repossessions

REO consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans. REO is initially recorded at the lower of cost or fair value (minus estimated costs to sell) at the date the property is acquired and any difference is charged to the Allowance at the time of reclassification. Subsequently, the values of such properties are reviewed by management and writedowns, if any, are charged to expense. All expenses and income related to REO properties are included in the net cost of operations and real estate owned in the Company's Consolidated Financial Statements.

Premises and Equipment

Bank premises, furniture and equipment are carried at cost, less accumulated depreciation and amortization computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized on the straight-line basis over the shorter of the estimated useful lives of the improvements or the term of the related leases.

Income Taxes

Deferred income taxes and tax benefits are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The Company provides deferred taxes for the estimated future tax effects attributable to temporary differences and carryforwards when realization is more likely than not.

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

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to areas such as capital adequacy, asset valuations, amounts of required loan loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examination. For further information, see
Note 2 to the Company's Consolidated Financial Statements.

Computation of Earnings per Share

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

Note 2. REGULATORY MATTERS

Bank Regulatory Requirements

The Company and the Bank are subject to various regulatory requirements, including capital requirements, administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company and the Bank's consolidated financial statements. Under capital adequacy guidelines issued by the Federal Reserve Board for the Company and the regulatory framework for prompt corrective action administered by the FDIC for the Bank, the Bank must meet specific capital requirements that involve quantitative measures of the Company and the Bank's assets, liabilities, and certain off-balance sheet items. The Company and the Bank's capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital compliance require the Company and the Bank to maintain minimum amounts and ratios (set forth in the tables below) of Tier 1 capital (leverage) to total assets, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets. Management believes that, as of December 31, 1999, the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December, 1999, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

Capital - Company
The tables below set forth the actual capital ratios and minimum regulatory requirements for capital adequacy for the Company at December 31, 1999 and 1998:

                                                                                                   Minimum
                                                                                               Requirement
                                                                                               for Capital
1999                                                                            Actual            Adequacy
----------------------------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets (1) ratio                              8.37%          4.00-5.00%
Tier 1 capital to risk-weighted assets                                          14.56                4.00
Total capital to risk-weighted assets (Tier 1 and Tier 2)                       15.82                8.00

(1) Calculated on an average quarterly basis less disallowed portion of the deferred tax asset.

                                                                                                   Minimum
                                                                                               Requirement
                                                                                               for Capital
1998                                                                           Actual             Adequacy
-----------------------------------------------------------------------------------------------------------
                                                                                                   >
Tier 1 capital (Leverage) to total assets (1) ratio                              7.20%          4.00-5.00%
Tier 1 capital to risk-weighted assets                                          13.05                4.00
Total capital to risk-weighted assets (Tier 1 and Tier 2)                       14.32                8.00

(1) Calculated on an average quarterly basis less disallowed portion of the deferred tax asset.

Capital - Bank
The tables below set forth the actual capital ratios and minimum regulatory requirements for capital adequacy and under prompt corrective action for the Bank at December 31, 1999 and 1998:

                                                                                                       Minimum
                                                                                                 Requirement to
                                                                                                        be well
                                                                                      Minimum       capitalized
                                                                               Requirement for     under Prompt
                                                                                       Capital       Corrective
1999                                                                  Actual          Adequacy           Action
---------------------------------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets (1) ratio                    9.22%             4.00%            5.00%
Tier 1 capital to risk-weighted assets                                15.90              4.00             6.00
Total capital to risk-weighted assets (Tier 1 and Tier 2)             17.17              8.00            10.00

(1)   Calculated on an average quarterly basis less disallowed portion of the deferred tax asset.

                                                                                                     Minimum
                                                                                              Requirement to
                                                                                                     be well
                                                                                   Minimum       capitalized
                                                                            Requirement for     under Prompt
                                                                                    Capital       Corrective
1998                                                               Actual          Adequacy           Action
---------------------------------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets (1) ratio                  7.90%             4.00%            5.00%
Tier 1 capital to risk-weighted assets                              14.33              4.00             6.00
Total capital to risk-weighted assets (Tier 1 and Tier 2)           15.60              8.00            10.00

(1)  Calculated on an average quarterly basis less disallowed portion of the deferred tax asset.

Note 3. NONINTEREST EARNING DEPOSITS AND CASH

Noninterest bearing deposits and cash balances at December 31, 1999 are subject to withdrawal and usage restrictions which require $100,000 to be maintained at the Federal Reserve Bank of Boston to meet the Bank's reserve requirements.

Note 4. INVESTMENT SECURITIES

The following tables set forth the amortized cost, fair market value and gross unrealized gains and losses of investment securities for each major security type at December 31, 1999 and 1998:

                                                         December 31, 1999
                                 --------------------------------------------------------------
                                                      Gross                Gross           Fair
                               Amortized         Unrealized           Unrealized         Market
(in thousands)                      Cost              Gains               Losses          Value
-----------------------------------------------------------------------------------------------
Available for sale:
  U.S. government obligations    $20,025                 --             $   (824)       $19,201
  U.S. government agency notes     1,000                 --                  (79)           921
  Mortgage backed securities      32,284            $    35               (1,090)        31,229
  Other                              472                 --                   --            472
                                 -------            -------             --------        -------
                                 $53,781            $    35             $ (1,993)       $51,823
                                 =======            =======             ========        =======


                                                         December 31, 1998
                                 --------------------------------------------------------------
                                                      Gross                Gross           Fair
                               Amortized         Unrealized           Unrealized         Market
(in thousands)                      Cost              Gains               Losses          Value
-----------------------------------------------------------------------------------------------
Available for sale:
  U.S. government obligations    $14,269              $   3             $   (107)      $14,165
  Mortgage backed securities      32,283                137                  (22)       32,398
  Other                              485                 --                   --           485
                                 -------              -----             --------       -------
                                 $47,037              $ 140             $   (129)      $47,048
                                 =======              =====             ========       =======


The Company's cash flows for the year ended December 31, 1999 includes purchases and maturities of mortgage backed securities of $7.0 million and $7.5 million, respectively. The Company's cash flows for the year ended December 31, 1998 includes purchases and maturities of mortgage backed securities of $25.8 million and $16.9 million, respectively. There were no sales of mortgage backed securities for the years ended December 31, 1999 and 1998.

The following is a summary of gross realized gains and losses on investment securities sold for 1999, 1998 and 1997. All security gains and losses were related to securities classified as available for sale. For computation of gross realized gains and losses, cost was determined by the specific identification method.

                                                         December 31,
                                 ---------------------------------------------------------
                                       1999                  1998                1997
                                  Gross Realized        Gross Realized      Gross Realized
                                 -----------------     ----------------    ----------------
                                 Gains      Losses     Gains     Losses    Gains     Losses
                                 -----     -------     -----     ------    -----     ------
Sales of:
U.S. government obligations       $ 32          --        --         --     $ 62         --
U.S. government agency notes        11          --        --         --       --         --
Corporate notes                     21          --        --         --       --         --
Mortgage-backed securities          --          --        --         --       39         --
Other                                1       $ (43)     $104         --      170         --
                                  ----       -----      ----       ----     ----         --
                                  $ 65       $ (43)     $104         --     $271         --
                                  ====       =====      ====       ====     ====         ==

The following table represents the contractual maturities, amortized cost and fair value for investments in debt securities for each major security type at December 31, 1999. Expected maturities may differ from contractual maturity dates due to the ability of certain borrowers to prepay their obligations.


                                                         Available for Sale Securities
                                                      -----------------------------------
(in thousands)                                        Amortized Cost          Fair Value
-----------------------------------------------------------------------------------------
Due in one year or less                               $   523                     $   523
Due from 1 -5 years                                     2,089                       2,079
Due from 5 - 10 years                                  16,359                      15,663
Due after 10 years                                      2,054                       1,857
                                                      -------                     -------
    Subtotal                                           21,025                      20,122
Mortgage backed securities                             32,284                      31,229
                                                      -------                     -------
    Total                                             $53,309                     $51,351
                                                      =======                     =======

At December 31, 1999, the Company's securities pledged as collateral for public and private deposits totaled $18.3 million.

Note 5. LOANS

The composition of the loan portfolio was as follows:

                                                                     December 31,
                                                      ------------------------------------
(in thousands)                                           1999                         1998
------------------------------------------------------------------------------------------
Real estate mortgage loans:
  Residential                                        $ 28,460                     $ 32,555
  Commercial                                           66,833                       52,747
Real estate construction                                2,832                        1,384
Commercial and industrial                               9,446                        5,872
Consumer and other                                     12,962                       13,315
                                                     --------                     --------
  Total                                              $120,533                     $105,873
                                                     ========                     ========

Included in interest and fees on loans as reported in the consolidated statements of operations are origination fees, commitment fees, late charges and application fees for the years ended December 31, 1999, 1998 and 1997 of $133,000, $262,000 and $195,000, respectively.

On January 31, 1999, the Bank completed the settlement of the sale of all of its residential mortgage servicing portfolio, resulting in a pretax gain in the amount of $460,000 recorded in 1999. The Bank had no loans serviced for others at December 31, 1999, as compared to servicing $44.9 million of loans in its capacity as a subservicer at December 31, 1998.

At December 31, 1999 and 1998, loans included $395,000 and $404,000, respectively, in loans to a partnership in which a director is a general partner, which loans were originally made prior to such director's nomination and election as a director. The loans are current and being paid in accordance with the terms of the loan agreement.

Impaired Loans

At December 31, 1999, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $373,000, as compared to $439,000 at December 31, 1998. At December 31, 1999 and 1998, the corresponding Allocated Reserves totaled $25,000 (relating to two impaired loans with balances totaling $77,000) and $55,000 (relating to all impaired loans), respectively. All impaired loans were classified as nonaccrual at December 31, 1999. An amount equal to $430,000 of the $439,000 total impaired loans was classified as nonaccrual and the remaining $9,000 was classified as potential problem loans at December 31, 1998. The income recorded on a cash basis relating to impaired loans equaled $16,000 and $22,000 at December 31, 1999 and 1998, respectively. The average balance of outstanding impaired loans was $330,000 and $414,000 for 1999 and 1998, respectively. All of the impaired loans were collateralized by real estate at December 31, 1999.

Non-Performing Assets


The table below sets forth information with respect to nonperforming assets:

                                                         December 31,
                                              -------------------------------
(in thousands)                                 1999         1998         1997
-----------------------------------------------------------------------------
Nonaccrual loans                              $373          $430         $387
Accruing loans past due 90 days or more        167           121          101
Restructured loans                              --            --          265
Real estate owned and repossessions             --            15           65
                                              ----          ----         ----
       Total                                  $540          $566         $818
                                              ====          ====         ====

Interest income recognized on nonaccrual and restructured loans totaled $19,000, $16,000 and $122,000 in 1999, 1998 and 1997, respectively. Had interest income on these loans been paid at the contracted rates and due dates, the Company would have recorded additional interest income in 1999, 1998 and 1997 of $9,000, $8,000 and $26,000, respectively.

Note 6. ALLOWANCE FOR LOAN LOSSES

Changes in the Allowance were as follows:

                                                         December 31,
                                              ---------------------------------
(in thousands)                                 1999          1998         1997
-------------------------------------------------------------------------------
Balance at beginning of year                  $ 2,735      $ 2,665      $ 2,666
Charge-offs                                       (12)         (77)        (339)
Recoveries                                        159          147          338
                                              -------      -------      -------
       Net charge-offs                            147           70           (1)
Provision for loan losses                          --           --           --
                                              -------      -------      -------
Balance at end of year                        $ 2,882      $ 2,735      $ 2,665
                                              =======      =======      =======



The Allowance represented 2.39% and 2.58% of total loans, and 533.7% and 496.4% of nonperforming loans at December 31, 1999 and December 31, 1998, respectively.

Note 7. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:


                                                               December 31,
                                                           ------------------
(in thousands)                                              1999        1998
-----------------------------------------------------------------------------
Land                                                       $  408      $  408
Building and building improvements                          1,684       1,579
Leasehold improvements                                        475         282
Equipment                                                   4,080       4,061
                                                           ------      ------
                                                            6,647       6,330
Less: Accumulated depreciation and amortization             4,088       3,776
                                                           ------      ------
       Total                                               $2,559      $2,554
                                                           ======      ======



On September 15, 1998, the Bank sold its headquarters branch and operations center and recognized a pre-tax gain of $539,000. As a result of the sale, the Bank entered into a lease arrangement with the buyer until March 15, 2000, which was subsequently extended until July 15, 2000. The Company plans to relocate its headquarters branch and operations center in May 2000. Additionally, in May 1999 the Bank sold its Kennebunk branch and recognized a gain of $1.1 million.

[PG NUMBER]

Note 8. DEPOSITS
Deposit balances at year end consisted of the following:

                                   December 31, 1999          December 31, 1998
                                 ----------------------    ----------------------
                                               Weighted                  Weighted
(dollars in thousands)            Balance  Average Rate     Balance  Average Rate
-------------------------------------------------------    ----------------------
Noninterest bearing demand
deposits                         $ 11,962                  $ 10,447
Interest bearing demand
deposits                           22,280          2.32%     21,680         2.30%
Savings and escrow deposits        58,775          3.67      63,393         3.78
Time deposits                      47,120          5.05      53,025         5.36
                                 --------                  --------
Total                            $140,137          3.98%   $148,545         4.24%
                                 ========                  ========

The sale of the Bank's branch located in Kennebunk, Maine in May 1999, included deposits totaling $12.5 million. Included in 1999 and 1998 time deposits are $1,937,000 and $2,984,000, respectively, of deposits of $100,000 or more.

At December 31, 1999, the maturities and weighted average interest rates of time deposits were as follows:

                                         Balance        Weighted Average
Maturities                        (in thousands)           Interest Rate
---------------------------------------------------------------------------
12 months or less                        $32,045                    4.95%
1 - 2 years                                7,751                    5.29
2 - 3 years                                3,479                    5.40
3 - 4 years                                2,280                    5.53
4 -5 years                                 1,521                    5.34
5 years or more                               44                    5.62
                                        --------
   Total                                 $47,120                    5.05%
                                        ========


The following is a detail of interest expense on deposits for the three years ending December 31, 1999, 1998 and 1997:

                                                       December 31,
                                              ----------------------------------
(in thousands)                                     1999        1998        1997
--------------------------------------------------------------------------------
Interest bearing demand deposits                  $  453      $  422      $  446
Savings deposits                                   2,310       1,993         945
Other time deposits                                2,367       2,743       2,915
Time deposits of $100,000 or more                    104         150         153
                                                  ------      ------      ------
                                                  $5,234      $5,308      $4,459
                                                  ======      ======      ======

Note 9. BORROWINGS

Advances From Federal Home Loan Bank ("FHLB") of Boston All advances from the FHLB of Boston outstanding at December 31, 1999 were fixed rate, with the maturities as follows:

                                                                   Weighted
                                  Balance                           Average
    Due Date                (in thousands)           Rates    Interest Rate
---------------------------------------------------------------------------
    2000                           $8,000        5.74-5.79%            5.76
    2001                            6,748        6.05-6.25             6.20
    2003                            3,000             4.99             4.99
    2004                            3,000             5.79             5.79
    2005                            4,000             5.06             5.06
    2008                            3,000             5.16             5.16
                                  -------
                                  $27,748                              5.62%
                                  =======


Under applicable FHLB regulations, member banks are required to maintain at all times an amount of qualified collateral that is at least sufficient to satisfy the established collateral maintenance level. The Bank maintains qualified collateral well in excess of its current borrowings (and sufficient to support the FHLB advances). The Bank estimates that it has approximately $26.8 million in additional short-term borrowing capacity with the FHLB as of December 31, 1999. This amount fluctuates based on qualified collateral.

Amended Savings Bank Notes

On August 4, 1999, the Company entered into the First Amendment to Loan Agreement (the "First Amendment to Loan Agreement") amending the terms of the Loan Agreement, dated as of July 24, 1996 (the "Loan Agreement"), between the Company and a group of four Maine savings banks (the "Four Savings Banks"). Pursuant to the Loan Agreement, the Company borrowed a total of $4.0 million evidenced by promissory notes (the "Savings Bank Notes") in the amount of $1.0 million to each of the Four Savings Banks. Prior to the effective date of such modification to the Loan Agreement, the Savings Bank Notes bore interest, payable quarterly, at an annual rate of 10.85%, with semi-annual principal payments of $200,000 beginning in June 1998. The original maturity date was December 31, 2001. Pursuant to the First Amendment to Loan Agreement and the amended Savings Bank Notes (the "Amended Savings Bank Notes"), the term loan (balance $2.4 million at the time of refinance) bears interest at an annual rate of 8.0% until August 4, 2002, at which time the interest rate will convert to the Prime Rate as published in THE WALL STREET JOURNAL (the "WSJ"), adjustable daily, until the new maturity date of August 4, 2004. In addition, the Company is entitled to draw against a working capital line of credit up to a combined aggregate limit, including the balance outstanding at any time on the term loan, of $4.0 million. The interest rate on the line of credit is equal to the Prime Rate as published in the WSJ, adjusted daily and the maturity date is August 4, 2004.

In addition to reducing the interest rate, extending the maturity date, and providing the Company with a line of credit, the First Amendment to Loan Agreement modified or eliminated certain covenants and conditions contained in the Loan Agreement including, among other things: (i) limitations on borrowings by the Company and the Bank; (ii) prohibitions on transfers of assets of the Company or any subsidiary; (iii) prohibition of capital expenditures over $500,000 in any fiscal year; and (iv) certain provisions providing that it was a default by the Company should it fail to make certain reports or payments within specified time frames, which provisions have been made generally less restrictive as to time or amount. In addition, the First Amendment to Loan Agreement modified the prohibition on the payment of cash dividends by the Company contained in the Loan Agreement when the Company's debt-to-equity ratio on a parent only-basis exceeds 30% to increase the permissible ratio threshold to 50%.

In connection with the Amended Savings Bank Notes, one of the Four Savings Banks notes was purchased by one of the remaining three lenders. There is no prepayment penalty associated with the Amended Savings Bank Notes. Other terms and conditions, including the pledge of all of the Company's stock in the Bank as collateral, were affirmed and remain in effect.

Secured Borrowings
In May 1998, the Bank introduced a new cash management program for businesses. The program represents secured borrowings, which include agreements similar to repurchase agreements that are not FDIC insured. At December 31, 1999 and 1998 these secured borrowings totaled approximately $3.0 million and $1.0 million, respectively, and were collateralized by approximately $3.0 million and $1.0 million, respectively, in Bank owned investment securities.

Federal Reserve Bank of Boston
The Bank also has been approved by the Federal Reserve Bank of Boston to obtain funds from its discount window for the purpose of maintaining the Bank's liquidity. At December 31, 1999, the Bank had pledged $10.1 million in 1-4 family residential real estate loans as collateral for future borrowings of up to $9.1 million from the Federal Reserve. No funds have been obtained from this source.

Note 10. RESTRICTIONS ON SUBSIDIARY DIVIDENDS, LOANS OR ADVANCES

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

The Loan Agreement, as amended by the First Amendment to Loan Agreement, contains certain terms, restrictions and covenants, including restrictions regarding the conditions under which cash dividends may be paid by the Company. For further information see "Note 9 -- Borrowings -- Amended Savings Bank Notes."

Note 11. BENEFIT PLANS

Pension Plan

The Board of Directors of the Bank terminated the Bank's defined benefit plan and implemented a defined contribution plan ("401(k) Plan") for all eligible employees effective August 1, 1997. All employees of the Bank are eligible to participate in the 401(k) Plan upon completion of 1,000 hours of service subsequent to their date of hire. Plan participants may elect to contribute up to 15% of their salary on a pre-tax basis. The Bank provides matching contributions up to 6% of compensation. For the year ended December 31, 1999 and 1998, the Bank incurred expenses relating to the 401(k) Plan totaling $57,000 and $98,000, respectively.

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

Stock Option and Equity Incentive Plan

The Company adopted the First Coastal Corporation 1996 Stock Option and Equity Incentive Plan (the "1996 Plan") to provide for the grant of options to purchase shares of common stock of the Company to directors and employees of the Company and to employees of any subsidiary of the Company and to permit the award to employees of the Company and of any subsidiary of the Company of shares of common stock as a bonus, which shares may be subject to restrictions based on continued service or performance. Upon adoption of the Plan, there were 130,000 shares of common stock of the Company reserved for issuance in connection with option grants and restricted stock awards. All options granted to directors vest immediately and all options granted to executive officers and employees have a three to five year vesting period.

On May 18, 1999, the stockholders of the Company approved amendments to the 1996 Plan, which amendments (i) increased the number of shares of common stock available for issuance pursuant to incentive awards granted under the 1996 Plan by 130,000 to 260,000, (ii) increased the number of shares of common stock subject to options that are granted to each non-employee director as of each annual meeting date from 500 shares of common stock to 1,000 shares of common stock, and (iii) extended the term of the 1996 Plan to April 2, 2009.

Options granted under the 1996 Plan must have an exercise price not less than the fair market value of a share of common stock on the date of grant of the option (or 110% in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding common stock). The option's maximum term is 10 years (or five years in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding common stock). At December 31, 1999, there were 126,334 shares of common stock of the Company available for grant under the 1996 Plan.

On January 1, 1996 the Company adopted SFAS No. 123, Accounting for Stock-Based Compensation, to be effective May 2, 1996, the date on which the Company's Board of Directors adopted the 1996 Plan. As permitted by SFAS No. 123, the Company has chosen to apply APB Opinion No. 25, Accounting for Stock Issued to Employees (APB 25) and related interpretations in accounting for its 1996 Plan. Accordingly, no compensation cost has been recognized for options granted under the 1996 Plan. Had compensation cost for the Company's 1996 Plan been determined based upon the fair value at the grant dates for awards under the 1996 Plan consistent with the method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated on the following table.


                                        1999                      1998                  1997
                              ---------------------     ---------------------    ---------------------
                                    As          Pro           As          Pro           As         Pro
                              Reported        Forma     Reported        Forma     Reported       Forma
                              --------       ------     --------       ------     --------      ------
Net income (in thousands)       $2,226       $2,140       $1,564       $1,484       $1,262       $,211

Basic earnings per share        $ 1.64       $ 1.58       $ 1.15       $ 1.09       $  .93       $ .89

Fully diluted earnings
per share                       $ 1.62       $ 1.56       $ 1.13       $ 1.08       $  .91       $ .87

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:


Weighted Averages                                  1999       1998      1997
-------------------------------------------------------------------------------
Expected Option Life (years)                         7          7         7
Volatility                                       30.00%     35.00%    35.00%
Annual Dividend Amount                           $0.00      $0.00     $0.00
Risk-free Rate of Return                          6.28%      4.98%     5.96%

The weighted average fair value of options granted for the years ended December 31, 1999, 1998 and 1997 were $4.09, $5.18 and $7.06, respectively.

A summary of the status of the 1996 Plan as of December 31, 1999, 1998 and 1997, and changes during the year then ended is presented below:

                                                     1999                           1998                          1997
                                             -------------------------    ------------------------     ------------------------
                                                              Weighted                    Weighted                     Weighted
                                                      Average Exercise            Average Exercise             Average Exercise
                                              Shares   Price Per Share    Shares   Price Per Share     Shares   Price Per Share
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year             91,167             $ 8.64    70,500            $ 7.82     57,000            $ 5.59

     Granted                                 40,500               8.87    22,000             11.04     17,500             14.45
     Exercised                                   --                 --    (1,333)             5.00     (1,333)             5.00

     Forfeited                                 (667)              5.00        --                --     (2,667)             5.00
                                            -------                       ------                       ------
Outstanding at end of year                  131,000             $ 8.73    91,167            $ 8.64     70,500            $ 7.82
                                            =======                       ======                       ======


The following table summarizes information about the 1996 Plan's stock options at December 31, 1999, 1998 and 1997:


                                    Options Outstanding                              Options Exercisable
                   --------------------------------------------------------   ---------------------------------
     Range of               Number     Weighed-average             Weighted           Number           Weighted
     Exercise          Outstanding           Remaining              Average      Exercisable            Average
      Prices        at December 31    Contractual life       Exercise Price   at December 31     Exercise Price
---------------------------------------------------------------------------------------------------------------
1999 $5.00-$7.25           51,000            6.5 years            $ 5.66            51,000               $ 5.66
     $8.50-$9.44           40,500            9.8 years            $ 8.87             6,000               $ 9.44
     $9.63-$15.25          39,500            8.4 years            $12.55            21,833               $13.04

1998 $5.00-$7.25           51,667            7.5 years            $ 5.65            34,442               $ 5.65
     $9.63-$15.25          39,500            9.4 years            $12.55             5,829               $14.45

1997 $5.00-$7.25           53,000            8.6 years            $ 5.64            21,667               $ 5.52
     $9.63-$15.25          17,500            9.9 years            $14.45             2,500               $ 9.63

Note 12.  INCOME TAXES

A summary of income tax expense is as follows:


                                                      December 31,
                                        ----------------------------------------
(in thousands)                            1999             1998             1997
--------------------------------------------------------------------------------
Current                                 $  124           $   64               --
Deferred                                 1,026              795           $  679
                                        ------           ------           ------
                                        $1,150           $  859           $  679
                                        ======           ======           ======


A reconciliation of the difference between income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                                        Year Ended December 31,
                                                   -----------------------------
(in thousands)                                        1999       1998      1997
--------------------------------------------------------------------------------
Federal income tax at statutory rate                $1,148     $  824     $  660
Increase resulting from other items, net                 2         35         19
                                                    ------     ------     ------
Income tax expense                                  $1,150     $  859     $  679
                                                    ======     ======     ======


Significant components of deferred income tax assets and liabilities at December 31, 1999 and 1998 are presented below:

                                                                December 31,
                                                           ---------------------
(in thousands)                                                1999         1998
--------------------------------------------------------------------------------
Deferred tax assets:
  Loans, principally due to allowance for losses           $   980      $   930
  REO, principally due to writedowns                            --            7
  Deferred loan fees                                             5           33
  Reserve for mortgage servicing rights                         --           45
  Federal net operating loss credit and tax
  credit carryforward                                        1,467        2,660
  Alternative minimum tax credit carryforward                  134           68
  Investment tax credit carryforward                            30           77
  Unrealized loss on investments                               666           --
  Other                                                         --           22
                                                           -------      -------
Total gross deferred tax assets before
valuation reserve                                            3,282        3,842
Valuation reserve                                              (30)         (77)
                                                           -------      -------
Total gross deferred tax asset                               3,252        3,765
Deferred tax liabilities:
  Unrealized gain on investments                                --            4
  Difference between tax and book basis of fixed assets        254          184
  Capital loss on stock transaction                             --           23
  Other                                                         48          200
                                                           -------      -------
Total gross deferred tax liabilities                           302          411
                                                           -------      -------
Net deferred taxes                                         $ 2,950      $ 3,354
                                                           =======      =======


The deferred tax asset represents the estimated amount of future deductions for tax reporting purposes previously expensed for financial reporting purposes, and the benefit from future income taxes the Company will not have to pay as a result of the net operating loss ("NOL") carryforwards. The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. The Company has recorded a valuation allowance at December 31, 1999 and 1998 of $30,000 and $77,000, respectively, for investment tax credit carryforwards which are expected to expire.

     At December 31, 1999, the Company had a NOL carryforward for federal income tax return purposes of approximately $4.3 million available to offset future taxable income. The NOL carryforward for federal income tax return purposes will expire in the years 2007 to 2011. If there is a subsequent "change of ownership" of the Company as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company's NOL carryforwards are subject to limitation as provided by the Code.

Note 13.  COMMITMENTS AND CONTINGENCIES

Unfunded Loan Commitments

Unfunded loan commitments for December 31, 1999 and 1998 were approximately $20.2 million and $17.5 million, respectively.


The breakdown of such loan commitments is as follows:
(in thousands)                                                  1999       1998
-------------------------------------------------------------------------------
Real Estate:
       Commitments to originate residential mortgages        $ 1,493     $   502
       Commitments to originate commercial loans               1,862       4,748
Unadvanced portions of construction loans                      1,860         427
Commercial lines of credit (unused)                            6,985       4,154
Commercial letters of credit (unused)                          1,279          61
Consumer lines of credit (e.g. home equity
lines) (unused)                                                6,730       7,630
                                                             -------     -------
Total                                                        $20,209     $17,522
                                                             =======     =======


Included in unfunded loan commitments at December 31, 1999 and 1998 are fixed rate loan commitments totaling $6.6 million and $5.5 million, respectively.

Loan commitments include unfunded portions of real estate, construction and other loans and unused lines of credit. Loan commitments are subject to the same credit policies as loans and have expiration dates and termination clauses.

Lease Obligations

The Company currently leases its headquarters branch and operations center and two of its remaining six branches (excluding its headquarters branch), and has a ground lease relating to a third branch, under terms of operating leases which include renewal options (some with escalating clauses) ranging from one to five years. On September 15, 1998 the Bank sold its headquarters branch and operations center and entered into a lease arrangement with the buyer until March 15, 2000, which was subsequently extended until July 15, 2000 (the lease payments for this short term lease are reflected in the table below). On October 26, 1999, the Bank entered into a ten-year lease (with options extending beyond this date) for a new headquarters, branch and operations center currently under construction at 1200 Congress Street, Portland, Maine. Delivery of the facility to the Bank is expected to occur during the second quarter of 2000, at which time the ten-year lease term and payment under the terms of the lease commences. The lease payments for this lease are also reflected in the table below. Rental expense totaled approximately $254,000, $151,000 and $91,000 for the three years ended December 31, 1999, 1998 and 1997, respectively.

Approximate minimum lease payments over the remaining term of the leases at December 31, 1999 are as follows:


(dollars in thousands)                                              December 31,
--------------------------------------------------------------------------------
     2000                                                                 $  391
     2001                                                                    342
     2002                                                                    337
     2003                                                                    337
     2004 and  thereafter                                                  1,226
                                                                          ------
                                                                          $2,633
                                                                          ======

Litigation

As of December 31, 1999, there were various claims and lawsuits pending against the Company incidental to the ordinary course of business. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial position or results of operations.

Note 14. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Concentration of Commercial Real Estate Assets

At December 31, 1999, the Bank had approximately $68.4 million of commercial real estate mortgage loans, representing 56.8% of total loans at such date, comprised primarily of loans collateralized by apartment buildings, mixed use commercial buildings, retail buildings, office buildings and other income producing properties. The Bank's concentration of commercial real estate assets (representing commercial real estate loans and real estate owned) was 35.9% and 27.6% of total assets at December 31, 1999 and 1998, respectively. At December 31, 1999, the Bank also had approximately $9.4 million of commercial business loans.

Banks with loans concentrated in commercial real estate may be adversely affected by problems in the real estate market or the economy in general. Commercial real estate lending involves significant additional risks as compared to one-to-four family residential mortgage lending, and typically accounts for a disproportionate share of charge-offs, delinquent loans and real estate owned through foreclosure or by deed in lieu of foreclosure. Such lending generally involves larger loan balances (to a single borrower or groups of related borrowers) than is involved with residential and other types of consumer lending, and is more susceptible to adverse future developments. If the cash flow from income producing property collateralizing real estate loans is reduced (for example, because leases are not obtained or renewed, or lease rates decline), the borrower's ability to repay these loans may be materially impaired. These risks can be significantly affected by considerations of supply and demand in the market and by general economic conditions.

Note 15.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments as determined under SFAS No. 107 are as follows:

                                                December 31, 1999    December 31, 1998
                                             --------------------   ------------------
                                                 Book        Fair       Book      Fair
(in thousands)                                  Value       Value      Value     Value
---------------------------------------------------------------------------------------
Financial Assets:
    Cash and cash equivalents (1)             $ 12,424   $ 12,424   $ 32,627   $ 32,627
    Investment securities(2)
       Available for sale (at market value)     51,823     51,823     47,048     47,048
Federal Home Loan Bank stock                     1,391      1,391      1,315      1,315
Loans held for sale                                 83         83         83         83
Loans, net of allowance(3)                     117,635    116,262    103,041    106,437
Financial Liabilities:
  Deposits(4)                                 $140,137   $139,951   $148,545   $149,413
  Borrowings(5)                                 30,016     29,805     25,145     25,270
  Secured borrowings(6)                          2,980      2,980        967        967

----------
(1) The carrying amount of cash and cash equivalents approximates fair value due to their short maturity.

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

(6) Secured borrowings are variable rate and considered to be at fair value, since such rates change directly with market rates.

Note 16. OPERATING EXPENSE

Operating expenses for the year ended December 31, 1999, 1998 and 1997 were as follows:

                                                        Year Ended December 31,
                                                     ---------------------------
(in thousands)                                          1999      1998      1997
--------------------------------------------------------------------------------
Salaries and benefits                                 $2,932    $2,632    $2,367
Occupancy                                                608       536       446
Net cost of operations of real estate owned                5         7        67
Data processing                                          384       280       239
Equipment                                                534       424       374
FDIC insurance                                            18        15        15
Insurance - general                                      111       137       141
Office/postage                                           247       246       296
Legal                                                     73        31        65
Marketing                                                144       177       255
Other expenses                                         1,000       965       802
                                                      ------    ------    ------
    Total Operating Expenses                          $6,056    $5,450    $5,067
                                                      ======    ======    ======


Note 17. FIRST COASTAL CORPORATION
    CONDENSED FINANCIAL INFORMATION


BALANCE SHEETS                                                   December 31,
                                                             ------------------
(in thousands)                                                 1999         1998
--------------------------------------------------------------------------------
Assets
Cash                                                         $   811     $   831
Investment in subsidiaries                                    15,951      14,716
Deferred tax asset                                             2,461       3,310
Other assets                                                      45          57
                                                             -------     -------
       Total assets                                          $19,268     $18,914
                                                             =======     =======
Liabilities
Savings Bank Notes                                           $ 2,268     $ 2,600
Other liabilities                                                 86          --
Stockholders' equity                                          16,914      16,314
                                                             -------     -------
       Total liabilities and stockholders' equity            $19,268     $18,914
                                                             =======     =======

STATEMENTS OF OPERATIONS
                                                         Year Ended December 31,
                                                     -----------------------------
(in thousands)                                         1999        1998       1997
----------------------------------------------------------------------------------
Interest and dividend income
   Dividends from subsidiary                              --    $ 1,680    $ 1,500
   Interest income                                        --          5         12
                                                     -------    -------    -------
                                                          --      1,685      1,512
                                                     -------    -------    -------
Interest Expense
   Savings Bank Notes                                $   258        332        477
                                                     -------    -------    -------
   Total Interest Expense                                258        332        477
                                                     -------    -------    -------
Net Interest Income (loss)                              (258)     1,353      1,035
                                                     -------    -------    -------
Operating Expenses:
     Salaries benefits                                     7         13         12
     Stockholder relations                                69         54         48
     Professional fees                                    74        102         58
     Other                                                61         46         61
                                                     -------    -------    -------
                                                         211        215        179
                                                     -------    -------    -------
Income (loss) before income tax and equity in
undistributed net income of subsidiaries                (469)     1,138        856
Income tax benefit                                      (160)      (149)      (226)
Equity in undistributed net income of subsidiaries     2,535        277        180
                                                     -------    -------    -------
Net Income                                           $ 2,226    $ 1,564    $ 1,262
                                                     =======    =======    =======


STATEMENTS OF CASH FLOWS
                                                          Year Ended December 31,
                                                     ------------------------------
(in thousands)                                         1999         1998      1997
-----------------------------------------------------------------------------------
Operating Activiites:
Net Income                                           $ 2,226    $ 1,564    $ 1,262
   Net change in other assets                            862       (185)      (168)
   Net change in other liabilities                        86        (20)       (40)
   Equity in undistributed earnings of subsidiaries   (2,535)      (277)      (180)
                                                     -------    -------    -------
Net cash provided by operating activities                639      1,082        874
                                                     -------    -------    -------
   Financing Activities:
   Payment on borrowings                                (332)      (400)    (1,000)
   Net proceeds from sale of common stock                 --          7          7
   Repurchase of common stock                           (327)
                                                     -------    -------    -------
Net cash used by financing activities                   (659)      (393)      (993)
                                                     -------    -------    -------
Increase (decrease) in cash and cash equivalents         (20)       689       (119)
Cash and cash equivalents at beginning of year           831        142        261
                                                     -------    -------    -------
Cash and cash equivalents at end of year             $   811    $   831    $   142
                                                     =======    =======    =======
Supplemental Disclosures of Information
   Interest paid on borrowings                       $   246    $   315    $   477
   Income tax paid                                        76         85         --
Non-Cash Investing and Financing Activities
   Change in unrealized holding gains (losses) on
   investment securities available for sale          $(1,299)   $   (65)   $   151


See Note 9 for discussion on the Savings Bank Notes and Note 10 for restrictions on the payment of dividends by Subsidiary to the Company.

Note 18. EARNINGS PER SHARE

The following is a reconciliation of the income (numerator) and number of shares (denominator) of the basic and diluted earnings per share ("EPS") calculations:


                                                            For the Years Ended December 31,
                    ------------------------------------------------------------------------------------------------------------
                                 1999                                1998                                  1997
                    ---------------------------------   --------------------------------   -------------------------------------

                                     Number       Per                    Number      Per                      Number         Per
                                         of     Share                        of    Share                          of       Share
                        Income       Shares    Amount       Income       Shares   Amount       Income         Shares      Amount
--------------------------------------------------------------------------------------------------------------------------------
Net Income          $2,226,000                          $1,564,000                         $1,262,000

Basic EPS
Income available
to common
stockholders         2,226,000    1,356,375     $1.64    1,564,000    1,359,976    $1.15    1,262,000      1,358,730       $0.93
Effect of
dilutive stock
options                     --       13,777                     --       19,148                   --          32,542
                    ----------    ---------             ----------    ---------           ----------       ---------
Diluted EPS
Income available
to common
stockholders and
assumed exercises   $2,226,000    1,370,152     $1.62   $1,564,000    1,379,124    $1.13   $1,262,000      1,391,272       $0.91
                    ==========    =========             ==========    =========            ==========      =========


At December 31, 1999, outstanding options to purchase 39,500 shares of common stock at a price per share ranging from $9.625 to $15.25 were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares. At December 31, 1998, outstanding options to purchase 15,000 and 3,000 shares of common stock at a price per share of $15.25 and $13.56, respectively, were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares. At December 31, 1997, outstanding options to purchase 15,000 shares of common stock at $15.25 per share were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares.

Note 19.  STOCKHOLDER RIGHTS PLAN

On February 25, 1998 the Board of Directors of the Company adopted a Stockholders Rights Plan in which preferred stock purchase rights have been granted as a dividend at the rate of one right for each share of common stock held of record as of the close of business on March 10, 1998. The rights will be exercisable, subject to certain terms and conditions, only if a person or group in the future becomes the beneficial owner of 10% or more of the common stock or announces a tender or exchange offer which would result in its ownership of 10% or more of the common stock.

Each right, when exercisable at $50.00 per Right, would entitle the holder thereof to purchase 1/10th of a share of a newly created series of preferred stock of the Company designated as "Series A Junior Participating Preferred Stock." Under certain circumstances, each holder of a right, other than the acquiring person, would be entitled to purchase a certain number of shares of common stock of the Company for each right at one-half of the then-current market price. If the Company is acquired in a merger, or 50% or more of the Company's assets are sold in one or more related transactions, each right would entitle the holder thereof to purchase common stock of the acquiring company at half of the then-current market price of such common stock.

When exercisable, the Board of Directors may exchange one share of common stock for each right, other than rights held by the acquiring person. The rights are redeemable for $.001 per right until becoming exercisable and will expire on February 24, 2008.

Note 20.  STOCK REPURCHASE PROGRAM

In June 1999,the Company commenced a stock repurchase program, with the intent to purchase up to 68,000 shares of its common stock, representing approximately 5% of the 1,360,527 shares then outstanding. As of February 1, 2000, the Company had repurchased 52,619 shares, or 3.9% of its common stock. For the year ended 1999, the Company had acquired 34,534 shares of its common stock at a total cost of $327,000, or an average price of $9.47 per share.

On February 8, 2000, the Company announced that its Board of Directors had authorized an extension of the stock repurchase program and the repurchase of up to an additional 68,000 shares, or a total of 136,000 shares (representing approximately 10% of the outstanding common stock as of the June 1999 commencement date of the repurchase program). The stock repurchase program is expected to be in effect for up to an additional twelve months, until approximately February 2001. Under the program, no shares knowingly will be purchased from officers or directors of the Company or from persons who hold in excess of 5% of the Company's outstanding shares of common stock.


Note 21. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                                            Quarter Ended,
                                                                 -------------------------------------------------------------------
(in thousands, except share and per share
information)                                                           3/31               6/30               9/30              12/31
                                                                 ----------         ----------         ----------         ----------
1999
Interest income                                                      $3,338             $3,502             $3,461             $3,685
Interest expense                                                      1,781              1,691              1,657              1,735
                                                                 ----------         ----------         ----------         ----------
Net interest income                                                   1,557              1,811              1,804              1,950
Provision for loan losses                                                --                 --                 --                 --
Noninterest income                                                      134                146                179                161
Securities and loan sales gains                                         448                 91                 32                  9
Gain on sale of assets                                                                   1,110                 --                 --
Operating expense                                                     1,452              1,499              1,490              1,615
                                                                 ----------         ----------         ----------         ----------
Income before income taxes                                              687              1,659                525                505
Income tax expense                                                      232                588                185                145
                                                                 ----------         ----------         ----------         ----------
Net income                                                             $455             $1,071               $340               $360
                                                                 ==========         ==========         ==========         ==========
Basic earnings per share:
  Weighted average shares outstanding                             1,360,527          1,360,527          1,359,159          1,345,438
  Earnings per share                                                   $.33               $.79               $.25               $.27
                                                                 ==========         ==========         ==========         ==========
Diluted earnings per share:
  Weighted average shares outstanding                             1,374,838          1,374,426          1,373,093          1,358,282
  Earnings per share                                                   $.33               $.78               $.25               $.27
                                                                 ==========         ==========         ==========         ==========
1998
Interest income                                                      $2,978             $3,149             $3,373             $3,559
Interest expense                                                      1,375              1,547              1,751              1,894
                                                                 ----------         ----------         ----------         ----------
Net interest income                                                   1,603              1,602              1,622              1,665
Provision for loan losses                                                --                 --                 --                 --
Noninterest income                                                      138                162                711                155
Securities and loan sales gains                                           6                 46                119                 44
Operating expense                                                     1,302              1,359              1,493              1,296
                                                                 ----------         ----------         ----------         ----------
Income before income taxes                                              445                451                959                568
Income tax expense                                                      160                159                338                202
                                                                 ----------         ----------         ----------         ----------
Net income                                                             $285               $292               $621               $366
                                                                 ==========         ==========         ==========         ==========
Basic earnings per share:
  Weighted average shares outstanding                             1,359,194          1,359,633          1,360,527          1,360,527
  Earnings per share                                                   $.21               $.21               $.46               $.27
                                                                 ==========         ==========         ==========         ==========
Diluted earnings per share:
  Weighted average shares outstanding                             1,381,707          1,380,177          1,378,264          1,375,324
  Earnings per share                                                   $.21               $.21               $.45               $.27
                                                                 ==========         ==========         ==========         ==========

--------------------------------------------------------------------------------
CORPORATE AND STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

FIRST COASTAL CORPORATION

DIRECTORS

David B. Hawkes, Sr.
Chairman of the Board
First Coastal Corporation and
Coastal Bank
Business Consultant/Owner
Cloudhawk Management Consultants

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

Roger E. Klein
President
Interest Rate Futures Research Corporation
Investment Advisor

Normand E. Simard
President
York County Biscuit Company

Edward K. Simensky
President
Simensky & Thomson
Accountants

Charles A. Stewart III
Treasurer
M.C.S. Enterprises
Real Estate Investment

OFFICERS

Gregory T. Caswell
President and Chief Executive Officer
Dennis D. Byrd
Vice President and Treasurer
William E. Saufley, Esq.
Vice President and General Counsel
Patricia J. Briand
Corporate Secretary

--------------------------------------------------------------------------------

COASTAL BANK


CORPORATE OFFICE
Colonel Westbrook Executive Park
36 Thomas Drive
Westbrook, ME 04092
(207) 774-5000

Effective June 1, 2000 (approximate):
1200 Congress Street
Portland, ME 04102
(207) 774-5000

P.O. Box 8550
Portland, ME 04104

DIRECTORS

David B. Hawkes, Sr.,
  Chairman of the Board
Dennis D. Byrd
Gregory T. Caswell
MaryEllen FitzGerald
Roger E. Klein
Normand E. Simard
Edward K. Simensky
Charles A. Stewart III

OFFICERS

Gregory T. Caswell
President and Chief Executive Officer

Dennis D. Byrd
Executive Vice President, Chief Financial Officer and Treasurer

Robert S. Blackwood, Jr.
Senior Vice President Commercial Lending

Gordon I. Erikson, Jr.
Senior Vice President Commercial Banking

William E. Saufley
Senior Vice President Human Resources
and General Counsel

Edward M. Williams
Senior Vice President Retail Banking

David C. Cyr
Vice President Credit Administration

William J. Mann
Vice President Commercial Lending

Cynthia J. McDougall
Vice President Residential Lending

Debra J. McPhail
Vice President Operations and Security

Richard A. Morin
Vice President Director of Mortgage Lending

Taloma B. Nickerson
Vice President Retail Operations

Maureen E. Pride
Regional Vice President, Greater Portland

Janet S. Ross
Vice President Commercial Lending

Timothy J. Tower
Vice President Commercial Lending

Daniel P. Walsh
Vice President Commercial Lending

Pamela J. Bowerman
AVP Branch Manager

Patricia J. Briand
AVP Corporate Secretary

Robert H. Crozier
AVP Branch Manager

Teresa L. Dutton
AVP Branch Manager

Thomas V. Manderson
AVP Controller

Laurie L. Mooney
AVP Branch Manager

Carolyn S. Thomas
AVP Credit Administration

--------------------------------------------------------------------------------
CORPORATE AND STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

COASTAL BANK BRANCH OFFICES

120 Exchange Street
Portland, ME 04101
   Linda Corey, Assistant Branch Manager

83 Maine Street
Brunswick, ME 04011
   Pamela J. Bowerman, AVP/Manager

14 Gurnett Road
Brunswick, ME 04011
   Teri L. Dutton, AVP/Manager

47 Topsham Fair Mall Road
Topsham, ME 04086
   Dawn Ross, Assistant Branch Manager

8 Mallet Drive
Freeport, ME 04032
   Robert Crozier, AVP/Manager

Suite 32, 4 Scammon Drive
Saco Valley Shopping Center
Saco, ME 04072
   Laurie L. Mooney, AVP/Manager

Opening June 1, 2000 (approximate):
1200 Congress Street
Portland, ME 04102
   Maureen E. Pride, Regional VP



Corporate Headquarters

First Coastal Corporation
Colonel Westbrook Executive Park
36 Thomas Drive
Westbrook, ME 04092
(207) 774-5000

Effective June 1, 2000 (approximate):
1200 Congress Street
Portland, ME 04102
(207) 774-5000

P.O. Box 8550
Portland, ME 04104

Annual Meeting
The 2000 Annual Meeting of the Stockholders of First Coastal Corporation will be held at 10:00 a.m. on Tuesday, May 16, 1999 at the Double Tree Hotel, Portland, Maine.

Stock Listing
First Coastal Corporation stock is listed on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol "FCME".

Transfer Agent/Registrar
ChaseMellon Shareholder Services
111 Founders Plaza, Suite 1100r
East Hartford, CT 06108

Independent Accountants
PricewaterhouseCoopers LLP
130 Middle Street
Portland, ME 04104


Legal Counsel

William E. Saufley, Esq.
Vice President and General Counsel
First Coastal Corporation

Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington,  D.C. 20004

Bernstein Shur Sawyer & Nelson
100 Middle Street
P.O. Box 9729
Portland, ME 04104-5029

Form 10-K

The Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request. Requests should be addressed to: Investor Relations, First Coastal Corporation, 36 Thomas Drive, Westbrook, ME 04092. Requests after June 1, 2000 should be addressed to:
Investor Relations, First Coastal Corporation, 1200 Congress Street, Portland, ME 04102.

Investors are also directed to view copies of the Company's Annual Report on Form 10-K and other documents filed with the Securities and Exchange Commission through the Company's website address listed below:

Internet Address
First Coastal Corporation
   www.firstcoastal.com
Coastal Bank
   www.coastalbankme.com

                                      54