Form 10-K, Exhibit 13
period 2000-12-31
FIRST COASTAL CORP
filed 2001-04-02
CIK 802763

                                                                      Exhibit 13
                                                                      ----------


First Coastal Corporation

2000

Annual Report

including its subsidiary
Coastal Bank

--------------------------------------------------------------------------------
 Selected Consolidated Financial Data

 Management's Discussion and Analysis of Financial Condition and Results of Operations

 Market for Registrant's Common Equity and Related Stockholder Matters

 Report of Independent Accountants

 Consolidated Financial Statements

 Notes to Consolidated Financial Statements

 Corporate and Stockholder Information

--------------------------------------------------------------------------------

     SELECTED CONSOLIDATED FINANCIAL DATA

     Selected Consolidated Financial Data of First Coastal Corporation

     The following table sets forth, in summary form, certain selected financial data of First Coastal Corporation (the "Company") as of and for each of the five years in the period ended December 31, 2000.

                                                                              Year Ended December 31,
                                                    --------------------------------------------------------------------------------
(in thousands, except share and per share data)               2000            1999             1998            1997            1996
------------------------------------------------------------------------------------------------------------------------------------
Statement of Operations Data:
Interest income                                       $     15,778    $     13,986     $     13,059    $     11,894    $     11,331
Interest expense /(1)/                                       7,852           6,864            6,567           5,876           5,653
                                                      ------------    ------------     ------------    ------------    ------------
Net interest income before provision for loan losses         7,926           7,122            6,492           6,018           5,678
Provision for loan losses (credit)                            (206)              -                -               -               -
                                                      ------------    ------------     ------------    ------------    ------------
Net interest income after provision for loan losses          8,132           7,122            6,492           6,018           5,678
Investment securities/loan gains /(2)/                         222             580              215             370              45
Noninterest income /(3)/                                       683           1,730            1,166             620             945
Operating expenses                                           7,189           6,056            5,450           5,067           5,142
Income tax expense (benefit) /(4)/                             656           1,150              859             679          (4,859)
                                                      ------------    ------------     ------------    ------------    ------------
Net income                                            $      1,192    $      2,226     $      1,564    $      1,262    $      6,385
                                                      ============    ============     ============    ============    ============
Earnings Per Share:
Basic earnings per share data:
  Weighted average shares outstanding                    1,267,354       1,356,375        1,359,976       1,358,730         933,578
  Net income per share                                $        .94    $       1.64     $       1.15    $        .93    $       6.84
Diluted earnings per share data:
  Weighted average shares outstanding                    1,278,539       1,370,152        1,379,124       1,391,272         940,480
  Net income per share                                $        .93    $       1.62     $       1.13    $        .91    $       6.79


/(1)/  The 2000, 1999, 1998, 1997 and 1996 interest expense includes $168,000,
       $258,000, $332,000, $477,000 and $525,000, respectively, in interest expense associated with both (i) the promissory note in the principal amount of $9.0 million issued to the FDIC in connection with the 1995 settlement of the FDIC's cross guaranty claim against its subsidiary Coastal Bank, which note was paid in full on July 24, 1996, and (ii) the promissory notes in the original aggregate principal amount of $4.0 million issued to a group of four Maine savings banks in connection with the recapitalization of the Company in July 1996.
/(2)/ In 1999, Coastal Bank sold its mortgage servicing portfolio and recognized a pre-tax gain of $460,000.
/(3)/ In 1996, Coastal Bank sold its branch in Kezar Falls, Maine and recognized a pre-tax gain of $366,000. In 1998, Coastal Bank sold its combination headquarters branch and operations center located in Westbrook, Maine, resulting in a pre-tax gain of $539,000. In 1999, Coastal Bank sold its branch in Kennebunk, Maine and recognized a pre-tax gain of $1.1 million.
/(4)/ The 1996 results include a $4.8 million tax benefit resulting from a reduction in the Company's valuation allowance against its deferred tax asset. See Note 13 to the Company's Consolidated Financial Statements.

                                                                             December 31,
                                  --------------------------------------------------------------------------------------------------
(dollars in thousands)                2000                 1999                  1998                 1997                 1996
------------------------------------------------------------------------------------------------------------------------------------
Balance Sheet Data:
Total assets                      $   219,051          $  190,582            $  191,413           $  146,400           $  147,734
Investment securities                  43,785              51,823                47,048               22,887               26,692
Assets held for sale                      298                  83                    83                3,565                1,490
Loans, net of fees                    131,608             120,517               105,776              104,165               98,515
Allowance for loan losses               2,814               2,882                 2,735                2,665                2,666
Nonperforming assets                    1,756                 540                   566                  818                2,623
Deposits  /(1)/                       143,358             140,137               148,545              114,991              115,085
Borrowings                             32,901              27,748                22,545               13,294               15,000
Notes payable /(2)/                     1,850               2,268                 2,600                3,000                4,000
Secured borrowings                     21,969               2,980                   967                    -                    -
Stockholders' equity                   18,384              16,914                16,314               14,808               13,388

Financial Ratios:
Net interest rate spread                 3.62%               3.54%                 3.68%                3.98%                4.12%
Net interest rate margin                 4.13                4.00                  4.09                 4.32                 4.28
Return on average assets                  .59                1.19                   .93                  .84                 4.57
Return on average equity                 6.50               12.45                  9.81                 8.72               102.60
Equity to assets                         8.39                8.87                  8.52                10.11                 9.05
Tier 1 leverage capital                  8.14                8.37                  7.20                 7.71                 6.62
Total risk-based capital                15.23               15.82                 14.32                13.29                11.54


/(1)/ The sale of the Bank's Kezar Falls, Maine branch in April 1996 included deposits totaling $9.9 million. The sale of the Bank's Kennebunk, Maine branch in May 1999 included deposits totaling $12.5 million.
/(2)/ Notes payable consists of the Savings Bank Notes in 1996, 1997, 1998, 1999 and 2000.


          The 1996 financial results reflect the completion of the Company's recapitalization plan, whereby the Company repaid in full its obligation to the FDIC in the amount of $9.7 million ($9.0 million principal amount plus accrued interest) (the "FDIC Note"), arising from the 1995 settlement of the FDIC's cross guaranty claim against its subsidiary, Coastal Bank (the "Bank"). The 1996 recapitalization plan included (i) the sale of 750,000 shares of the Company's common stock at $5.00 per share, (ii) a dividend in the amount of $3.2 million from the Bank to the Company; and (iii) the borrowing of $4.0 million from a group of four Maine savings banks (the "Savings Banks") pursuant to which the Company issued promissory notes in the aggregate principal amount of $4.0 million (the "Savings Bank Notes") with an original maturity date of December 31, 2001.

          The Savings Bank Notes were amended in August 1999, to reduced the interest rate, extend the maturity until August 2004 and provide the Company with a line of credit. For further information see Note 9 to the Company's Consolidated Financial Statements.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS

First Coastal Corporation (the "Company"), a Delaware corporation, is the bank holding company of Coastal Bank ("Coastal Bank" or the "Bank"), a Maine chartered bank headquartered in Portland, Maine. The Company has no separate operations and its business consists of the business of the Bank. The principal business of the Bank consists of commercial and retail banking, including attracting deposits from the general public and originating residential mortgage, consumer, commercial real estate and small business loans. The Bank conducts its business from eight offices in the counties of Cumberland, Sagadahoc and York. Deposits in the Bank are insured by the Federal Deposit Insurance Corporation ("FDIC") up to applicable limits.

This Annual Report, including statements made in this Management's Discussion and Analysis of Financial Condition and Results of Operations, contains certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any statements with regard to the Company's expectations as to its financial results and other aspects of its business, including the Company's strategic business initiatives, net interest margin, deposit growth, interest rates, additional branches, market and growth opportunities and loan volume, constitute forward-looking statements. Certain, but not necessarily all, of such forward-looking statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "may," "will," "should," "estimates," or "anticipates" or the negative thereof or other variations thereof or comparable terminology. All forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual transactions, results, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements. Although the Company has made such statements based on assumptions which it believes to be reasonable, there can be no assurance that the actual transactions, results, performance or achievements will not differ materially from the Company's expectations. For example, there are a number of important factors with respect to such forward-looking statements that could materially and adversely affect such forward-looking statements, such as (i) the impact of changes in market rates of interest, economic conditions or competitive factors on the Company's deposit products and loan demand and asset quality; (ii) the possibility that certain transactions, such as the opening of new branches, the introduction of new banking products or other planned or contemplated events, may not occur or may not be initiated with the degree of success contemplated;
(iii) the possibility that operating expenses may be higher than anticipated;
(iv) the effect that changes in the general economic and competitive conditions in markets in which the Company operates could have on the Company's financial performance and condition; (v) the Company's ability to control its loan losses, and to achieve its goals with respect to net interest rate spread and margin; and (vi) the level of demand for new and existing products. Should one or more of these risks or other uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements. The Company does not intend to update forward-looking statements. Investors are also directed to other information related to the Company in documents filed by the Company with the Securities and Exchange Commission.

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

Throughout the 1990's until the completion of the recapitalization in 1996, the Company's attention and resources were largely focused on crisis management, dealing with the Bank's financial difficulties and the cross guaranty claim that represented significant threats to the Company's financial future. Following the recapitalization the Company was able, for the first time in years, to focus fully on its long term strategic direction and rebuilding the competitive viability of the Bank. During the first half of 1997 the Company completed a long-term strategic plan, the implementation of which began during the second half of 1997. Significant aspects to the plan include the March 1998 opening of the Bank's Downtown Portland office, which is primarily focused on commercial lending and deposit services; the May 1998 introduction of Internet banking for businesses and new cash management products for business; the continued development of a strong commercial lending team and increased commercial loan volume; and the introduction of new retail products. The strategic plan was subsequently amended as additional opportunities were identified. A significant new initiative involved the development of a more synergistic branch network, with a focus on developing an effective Greater Portland branch presence, with progress evidenced by the 1998 sale of the Bank's combination headquarters branch and operations center in Westbrook, the May 1999 sale of the Kennebunk branch, the June 2000 opening of a new headquarters branch and operations center in Portland, the November 2000 opening of a new branch in Falmouth and the contemplated opening of additional branches in the Greater Portland market. Another significant initiative is the launch of new retail banking programs during 2000 that represent significant improvements to the Bank's retail product offerings.

SIGNIFICANT EVENTS

Maine Cash Access, LLC

As part of the Bank's continued enhanced focus on retail banking, in May 2000, Coastal Bank, in conjunction with another community bank, introduced a statewide, surcharge free ATM alliance as a means of extending the geographic reach of the Bank's branch and ATM networks. Maine Cash Access currently involves 17 Maine banks and approximately 140 ATMs.

New Portland Headquarters

In June 2000, the Company and the Bank relocated their main offices to 1200 Congress Street, Portland, Maine. The Bank leases and occupies the first two floors of the newly constructed three story building. The facility includes a branch and three-lane drive-through, ATM, commercial and retail banking offices, and space which supports the Bank's loan, deposit and computer operations. The new facility has improved customer accessibility, provided increased market awareness of Coastal Bank, resulted in enhanced overall service for existing and prospective customers, resulted in growth in loan and deposit balances, and provides space for growth.

New Falmouth Branch

In November 2000, the Bank opened its newest retail branch in Falmouth, Maine, providing Coastal Bank customers with a third Greater Portland banking office. The new branch is prominently located in The Shops at Falmouth Village and houses a full-service bank branch, including a drive-through teller and ATM facility, safe deposit boxes, and a unique community center which the Bank plans on making available for community use.

Stock Repurchase Program

In December 2000, the Board of Directors of the Company extended the Company's stock repurchase program, authorizing the purchase of up to an additional 62,000 shares of its common stock, representing approximately 5% of the 1,232,489 shares then outstanding. During the year ended December 31, 2000, the Company acquired 108,504 shares of its common stock at a total cost of $953,000, or an average price of $8.79 per share, through this current program and a stock repurchase program previously authorized by its Board of Directors. As of February 2, 2001, the Company had repurchased a total of 160,738 shares, or 11.8% of its common stock issued.

RESULTS OF OPERATIONS

Comparison of Year Ended December 31, 2000 to Year Ended December 31, 1999

Overview

The Company reported net income of $1.2 million (diluted earnings per share of $.93) for the year ended December 31, 2000, compared to net income of $2.2 million (diluted earnings per share of $1.62) for the year ended December 31, 1999. Net income for the year ended December 31, 2000 was positively impacted by a provision for loan loss credit of approximately $134,000 after-tax, resulting from a $206,000 recovery of a previously charged-off loan. The results for 1999 include after-tax gains of $733,000 and $300,000, resulting from the sale of the Bank's Kennebunk branch and the sale of the Bank's residential mortgage servicing portfolio, respectively. Securities sales gains totaled $125,000 for the year ended December 31, 2000, as compared to $22,000 for the year ended December 31, 1999.

Net Interest Income

Net interest income before provision for loan loss equaled $7.9 million and $7.1 million for the years ended December 31, 2000 and 1999, respectively. Changes in net interest income are caused by interest rate movements, changes in the amount and the mix of interest-earning assets and interest-bearing liabilities, and changes in the level of noninterest-earning assets and noninterest-bearing liabilities.

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

                                                                          Year Ended December 31,
                                   ------------------------------------------------------------------------------------------------
                                                 2000                               1999                           1998
                                   --------------------------------   -------------------------------- ----------------------------
                                    Average                 Yield/      Average               Yield/    Average            Yield/
                                    Balance      Interest     Cost       Balance  Interest    Cost      Balance  Interest   Cost
---------------------------        -----------------------------------------------------------------------------------------------
Assets:
Interest earning cash               $ 10,563     $    696      6.59%   $  10,250    $    521    5.01%  $ 19,097   $ 1,014    5.24%
Investments
  Available for sale /(1)/            56,181        3,756      6.69       53,906       3,445    6.39     30,548     1,942    6.36
  Held to maturity                                                                                        2,860       184    6.44
Loans /(2)(3)/
  Residential real estate mortgages   29,619        2,404      8.12       31,439       2,510    7.98     34,867     2,975    8.53
  Commercial real estate mortgages    67,779        6,300      9.29       61,928       5,620    9.08     51,610     5,044    9.77
  Commercial and industrial loans     12,022        1,124      9.35        7,524         678    9.01      5,427       525    9.68
  Consumer loans                      15,739        1,498      9.52       13,135       1,212    9.23     14,211     1,375    9.68
                                    --------     --------              ---------    --------           --------   -------
     Total loans                     125,159       11,326      9.05      114,026      10,020    8.79    106,115     9,919    9.35
                                                 --------                           --------                      -------

Total interest earning assets        191,903       15,778      8.22      178,182      13,986    7.85    158,620    13,059   8.23
                                                 ========                           ========                      =======
Noninterest earning assets             9,992                               9,263                          9,906
                                    --------                            --------                       --------
  Total assets                      $201,895                            $187,445                       $168,526
                                    ========                            ========                       ========
Liabilities:
  Deposits
  Savings                           $ 55,292        2,071      3.75%    $ 62,914       2,310    3.67%  $ 52,750     1,993    3.78%
  NOW and money market accounts       16,939          350      2.07       19,548         453    2.32     18,564       422    2.30
  Certificates of deposit             50,672        2,804      5.53       48,945       2,471    5.05     54,004     2,893    5.36
                                    --------                            --------                       --------             -----

Total interest bearing deposits      122,903        5,225      4.25      131,407       5,234    3.98    125,318     5,308    4.24
Savings Bank Notes                     2,049          168      8.22        2,473         258   10.44      2,898       332   11.46
FHLB Advances                         30,946         1845      5.96       22,832       1,273    5.57     15,593       900    5.77
Secured borrowings                    14,724          614      4.17        2,463          99    4.03        646        27    4.21
                                    --------     --------               --------    --------           --------   -------
  Total interest bearing
  liabilities                        170,622        7,852      4.60      159,175       6,864    4.31    144,455     6,567    4.55
                                                 --------                           --------                      -------
Noninterest bearing
 deposits                             12,701                              10,198                          7,987
Noninterest bearing liabilities          292                                 195                            149
Stockholders' equity                  18,280                              17,877                         15,935
                                    --------                            --------                       --------
  Total liabilities and
  stockholders' equity              $201,895                            $187,445                       $168,526
                                    ========                            ========                       ========
Net interest income                              $  7,926                           $  7,122                      $ 6,492
                                                 ========                           ========                      =======
Net interest rate spread/(4)/                                  3.62%                            3.54%                        3.68%
Net interest rate margin/(5)/                                  4.13%                            4.00%                        4.09%

/(1)/ Yield on available for sale securities based on historical cost equaled 6.60%, 6.31% and 6.39% for the years ended December 31, 2000, 1999 and 1998, respectively.

/(2)/ For purposes of these computations, loans held for sale and nonaccrual loans are included in the average loan amounts outstanding.

/(3)/ Included in interest income from loans for the years ended 2000, 1999 and 1998 are fees of $244,000, $133,000 and $262,000, respectively.

/(4)/ Yield on interest earning assets less yield on interest bearing liabilities.

/(5)/  Net interest income divided by average interest earning assets.

     The table below sets forth certain information regarding changes in interest income and interest expense of the Company for the periods indicated. For each category of interest earning assets and interest bearing liabilities, information is provided on changes attributable to (i) changes in rates (change in rate multiplied by old volume), (ii) changes in volume (change in volume multiplied by old rate), and (iii) changes in rate/volume (the change in interest due to both rate and volume has been allocated to rate and volume changes in proportion to the relationship of the absolute dollar amounts of the change in each category).

                                         Year Ended December 31, 2000                  Year Ended December 31, 1999
                                                  Compared to                                  Compared to
                                         Year Ended December 31, 1999                  Year Ended December 31, 1998
                                    --------------------------------------   ----------------------------------------------
                                    Increase (Decrease) due to               Increase (Decrease) due to
                                    ---------------------------              --------------------------
(in thousands)                               Rate        Volume      Total      Rate      Volume                      Total
--------------------------------------------------------------------------   ----------------------------------------------
Interest income:
  Loans /(1)/                         $       327   $       979   $  1,306   $  (638)  $     739                        101
  Investments available for sale              166           145        311        18       1,485                      1,503
  Investments held to maturity                  -             -          -         -        (184)                      (184)
  Interest earning cash                       159            16        175       (23)       (470)                      (493)
                                         --------     ---------    -------    ------    --------            ---------------
  Total interest income                       652         1,140      1,792      (643)      1,570                        927
                                         --------     ---------    -------    ------    --------            ---------------

Interest expense:
  Savings and checking                          2          (343)      (341)      (31)        379                        348
  Other time deposits                         245            87        332      (150)       (272)                      (422)
  Secured borrowings                           22           493        515        (4)         76                         72
  FHLB advances                               120           452        572       (45)        418                        373
  Savings Bank Notes                          (46)          (44)       (90)      (25)        (49)                       (74)
                                         --------     ---------    -------    ------    --------            ---------------
  Total interest expense                      343           645        988      (255)        552                        297
                                         --------     ---------    -------    ------    --------            ---------------
Net change in net interest income
 before provision for loan losses        $    309     $     495    $   804    $ (388)   $  1,018            $           630
                                         ========     =========    =======    ======    ========            ===============

/(1)/ For purposes of these computations, loans held for sale and nonaccrual loans are included in loans.

     Net interest income increased by $804,000 for the year ended December 31, 2000 as compared to the year ended December 31, 1999. This increase in net interest income is mainly attributable to a $495,000 increase related to increased volume (an increase of $13.7 million in average interest earning assets, partially offset by an $11.4 million increase in average interest bearing liabilities). In addition to this increase in net interest income attributable to volume is a net increase of $309,000 attributable to rate (net interest rate spread and margin for the year ended December 31, 2000 increased to 3.62% and 4.13%, respectively, as compared to 3.54% and 4.00% for the year ended December 31, 1999, respectively).

     As a result of the increase in interest earning assets of $13.7 million and an increase in the yield on earning assets (from 7.85% for 1999 to 8.22% for 2000), total interest income increased $1,792,000. The increase in average earning assets is primarily attributable to increased average loan balances of $11.1 million for the year ended December 31, 2000, as compared to the year ended December 31, 1999, resulting in an increase in interest income attributable to loans of $1,306,000, with $979,000 of this increase the result of higher volume. Interest income relating to investment securities and interest earning cash increased by $486,000, primarily attributable to a $325,000 increase in rates and a $161,000 increase in volume.

     Total interest expense increased $988,000 for the year ended December 31, 2000 as compared to the year ended December 31, 1999. An increase in the average balance of interest bearing liabilities of $11.4 million resulted in increased interest expense of $645,000. Additionally, the average yield on interest bearing liabilities increased by 0.29%, which resulted in increased interest expense of $343,000. Increases in average balances of secured borrowings of $12.3 million and Federal Home Loan Bank advances of $8.1 million accounted for the bulk of the increase in interest bearing liabilities, resulting in increased interest expense attributable to higher average balances in these categories. Another contributing factor was the increase in interest rates paid on certificate of deposits, which increased from 5.05% at December 31, 1999 to 5.53% at December 31, 2000. This increase was offset in part by a $7.6 million decline in the average balance of savings account deposits. The Company's average cost of interest bearing liabilities increased to 4.60% for the year ended December 31, 2000 as compared to 4.31% for the year ended December 31, 1999.

     Provision for Loan Losses

     Provision for loan loss expense equaled a credit of $206,000 for the year ended December 31, 2000. There was no provision for loan losses for the year ended December 31, 1999. The negative provision expense of $206,000 in 2000 is attributable to a loan loss recovery of a previously charged off loan. The absence of a provision for loan losses in 2000 and 1999 is primarily attributable to the continued low level of potential problem loans (as compared to historic levels), and the result of management's review of the portfolio and determination of the adequacy of the allowance for loan losses (the "Allowance") at December 31, 2000.

     Noninterest Income

     Noninterest income decreased $1.4 million for the year ended December 31, 2000 as compared to the year ended December 31, 1999. This decrease is attributable to gains which occurred in 1999 consisting of a $460,000 gain received on the sale of the Bank's residential mortgage servicing portfolio in the first quarter of 1999 and a $1.1 million gain received on the sale of the Bank's Kennebunk branch in the second quarter of 1999.

     Operating Expenses

     Operating expenses increased $1.1 million, or 18.7%, for the year ended December 31, 2000 as compared to the year ended December 31, 1999, as described in more detail below:

                                                  Year Ended December 31,
                                                  -----------------------
     (in thousands)                                       2000       1999
     --------------------------------------------------------------------
     Salaries and benefits                              $3,431     $2,932
     Occupancy                                             813        608
     Net cost of operations of real estate owned             5          5
     Data processing                                       370        384
     Equipment                                             640        534
     FDIC insurance                                         28         18
     Insurance - general                                   110        111
     Office/postage                                        295        247
     Legal                                                 108         73
     Marketing                                             255        144
     Other expenses                                      1,134      1,000
                                                      --------  ---------
          Total Operating Expenses                      $7,189     $6,056
                                                      ========  =========

     The increase in salaries and benefits of $499,000 was primarily attributable to changes in staffing levels (including additional staff in connection with the Bank's new main office in Portland and branch in Falmouth) and annual salary increases. Marketing costs increased $111,000 for the twelve months ended December 31, 2000 as compared to the same period in 1999 as a result of costs associated with the Bank's Greater Portland strategic branching initiative and the promotion of new retail deposit programs. Management anticipates operating expenses for 2001 to further increase as a result of business initiatives that are currently underway or contemplated, including (i) the lease expense and related occupancy costs associated with its new main office, including related furniture, fixtures and equipment expenses, which is estimated to increase the Company's occupancy expense approximately $300,000 annually, (ii) the November 2000 opening of the Bank's newest branch in Falmouth, Maine, (iii) the potential opening of additional branches over the next several years in the Greater Portland market, (iv) the introduction of a number of new retail banking products, and (v) the Bank's continued expansion of its overall banking activities.

     Income Tax Expense

     The Company incurred income tax expense of $656,000 for the year ended December 31, 2000 as compared to $1,150,000 for the year ended December 31, 1999. The effective tax rate utilized was 35.5% and 34.1% for the years ended December 31, 2000 and 1999, respectively.

     Comparison of Year Ended December 31, 1999 to Year Ended December 31, 1998

     Overview

     The Company reported net income of $2.2 million (diluted earnings per share of $1.62) for the year ended December 31, 1999, compared to net income of $1.6 million (diluted earnings per share of $1.13) for the year ended December 31, 1998. The results for 1999 include after-tax gains of $733,000 and $300,000, resulting from the sale of the Bank's Kennebunk branch and the sale of the Bank's residential mortgage servicing portfolio, respectively. The results for 1998 include an after-tax gain of $356,000 resulting from the sale of the Bank's headquarters branch and operations center. Securities sales gains totaled $22,000 for the year ended December 31, 1999, as compared to $104,000 for the year ended December 31, 1998. The Company incurred no provision for loan losses expense for the years ended December 31, 1999 and 1998.

     Net Interest Income

     Net interest income equaled $7.1 million and $6.5 million for the years ended December 31, 1999 and 1998, respectively. This increase in net interest income is mainly attributable to a $1,018,000 increase related to increased volume (an increase of $19.6 million in average interest earning assets, partially offset by a $14.7 million increase in average interest bearing liabilities). Offsetting this increase in net interest income attributable to volume is a net decrease of $388,000 attributable to rate (net interest rate spread for the year ended December 31, 1999 declined to 3.54% as compared to 3.68% for the year ended December 31, 1998).

     As a result of the increase in interest earning assets of $19.6 million, total interest income increased $927,000. The increase in average earning assets is primarily attributable to increased average securities balances of $20.5 million for the year ended December 31, 1999, as compared to the year ended December 31, 1998, resulting in an increase in interest income attributable to securities of $1,319,000. Average loan balances increased $7.9 million; however, as a result of lower average yields (8.79% for 1999 as compared to 9.35% for 1998), interest income attributable to the loan portfolio increased only $101,000 as compared to 1998. The average balance of interest earning cash declined $8.8 million, resulting in a $470,000 decrease in interest income attributable to volume as compared to 1998, with the lower average yield earned on interest earning cash further reducing interest income by $23,000 as compared to 1998.

     Total interest expense increased $297,000 for the year ended December 31, 1999 as compared to the year ended December 31, 1998. An increase in the average balance of interest bearing liabilities of $14.7 million resulted in increased interest expense of $552,000. This was offset in part by a decline in the average yield on interest bearing liabilities of 0.24%, which resulted in reduced interest expense of $255,000. Increases in average savings deposit balances of $10.2 million, Federal Home Loan Bank advances of $7.2 million and secured borrowings of $1.8 million accounted for the bulk of the increase in interest bearing liabilities, resulting in increased interest expense attributable to higher average balances in these categories of $379,000, $418,000 and $76,000, respectively. This increase was offset in part by a $5.1 million decline in the average balance of certificates of deposits and a $0.4 million decline in the average balance of the Savings Bank Notes, resulting in decreased interest expense of $272,000 and $49,000, respectively (in addition to the decline in total interest expense attributable to lower average yields). The Company's average cost of interest bearing liabilities decreased to 4.31% for the year ended December 31, 1999 as compared to 4.55% for the year ended December 31, 1998.

     Provision for Loan Losses

     There was no provision for loan losses for the years ended December 31, 1999 and 1998. The absence of provision for loan losses in 1999 and 1998 is primarily attributable to the low level of nonperforming loans and potential problem loans and management's review of the portfolio and its determination of the adequacy of the Allowance at December 31, 1999. Despite the absence of provision expense, the level of the Allowance increased modestly in both 1999 and 1998 as charged-off loans of $12,000 and $77,000 for the years ended December 31, 1999 and 1998, respectively, were offset by recoveries totaling $159,000 and $147,000, for the same respective periods.

     Noninterest Income

     Noninterest income increased $929,000 for the year ended December 31, 1999 as compared to the year ended December 31, 1998. The increase is attributable to a $1.1 million gain received on the sale of the Bank's Kennebunk branch in the second quarter of 1999 and a $460,000 gain received on the sale of the Bank's residential mortgage servicing portfolio in the first quarter of 1999. Income for the year ended December 31, 1998 included a $539,000 gain received on the sale of the Bank's headquarters branch and operations center located in Westbrook, Maine.

     Operating Expenses

     Operating expenses increased $606,000, or 11.1%, for the year ended December 31, 1999 as compared to the year ended December 31, 1998, as described in more detail below:

                                                     Year Ended December 31,
                                                    -----------------------
     (in thousands)                                     1999         1998
     ----------------------------------------------------------------------
     Salaries and benefits                              $2,932     $2,632
     Occupancy                                             608        536
     Net cost of operations of real estate owned             5          7
     Data processing                                       384        280
     Equipment                                             534        424
     FDIC insurance                                         18         15
     Insurance - general                                   111        137
     Office/postage                                        247        246
     Legal                                                  73         31
     Marketing                                             144        177
     Other expenses                                      1,000        965
                                                     ---------  ---------
          Total Operating Expenses                      $6,056     $5,450
                                                     =========  =========

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

     Income Tax Expense

     The Company incurred income tax expense of $1,150,000 for the year ended December 31, 1999 as compared to $859,000 for the year ended December 31, 1998. The effective tax rate utilized was 34.1% and 35.5% for the years ended December 31, 1999 and 1998, respectively.

     FINANCIAL CONDITION

     Set forth below is a discussion of the material changes in the financial condition of the Company.

     General

     At December 31, 2000, the Company's total assets equaled $219.1 million, representing an increase of $28.5 million (or 14.9%) from total assets of $190.6 million at December 31, 1999. This increase was primarily the result of a $23.8 million increase in cash and cash equivalents and an $11.1 million increase in loan balances, offset in part by a $8.0 million decrease in investment securities. Deposit balances increased $3.2 million for the year ended December 31, 2000. This increase was the result of increases in the balances of certificate of deposits and non interest bearing demand deposits, offset by decreases in savings balances and the transfer of one class of commercial deposits (totaling $5.2 million at December 31, 1999) to secured borrowings in March 2000. Secured borrowings increased $19.0 million, in part as a result of the reclassification of $5.2 million in deposits to this category. Additionally, advances from the Federal Home Loan Bank increased $5.2 million.

     Investment Securities

     The Company's investment portfolio is comprised primarily of U.S. government and agency obligations. Total investment securities equaled $43.8 million at December 31, 2000 compared to $51.8 million at December 31, 1999, a decrease of $8.0 million. This decrease is primarily attributable to the sale and/or maturity of $11.5 million in government obligations, $2.2 million in government agency notes, $7.6 million in mortgage backed securities, $4.6 million in prepayments and amortization on mortgage-backed securities and the amortization of premiums on investment securities, and a $0.3 million writedown in the value of corporate notes (attributable to a loss in value deemed to be other than temporary for one investment), partially offset by the purchase of $10.8 million in mortgage-backed securities, $2.3 million in government obligations, $2.1 million in government agency notes, $0.2 million in equities, $0.9 million in corporate bonds and a $1.9 million decline in the unrealized loss on available for sale securities.

The following table sets forth the carrying amounts and maturities of investment securities and weighted average rates at December 31, 2000, 1999 and 1998.
There were no investment securities held to maturity at December 31, 2000, 1999 and 1998.

                                    December 31, 2000           December 31, 1999            December 31, 1998
                                  ---------------------     ----------------------        -------------------------
                                  Carrying                  Carrying                         Carrying
(dollars in thousands)            Amount         Yield       Amount          Yield            Amount          Yield
-------------------------------------------------------------------------------------------------------------------
Available for sale (at market
 value) /(1)/:
U.S. Government obligations
   maturing in 0-5 years        $      238        5.9%     $   2,602         6.0%           $    2,227          5.6%
   maturing in 5-10 years            8,549        6.3         15,663         6.0                 9,972          5.9
   maturing in over 10 years         2,111        6.3          1,857         5.5                 1,967          5.6
U.S. Government agency notes
   maturing in 5-10 years              992        5.9
Mortgage backed securities
   maturing in 5-10 years              526        6.6              -           -                   904          6.8
   maturing in over 10 years        30,122        6.7         31,229         6.4                31,493          7.2
Corporate notes
   maturing in 0-5 years               655        5.8
Other                                  592        n/a            472         n/a                   485          n/a
                                ----------                 ---------                        ----------
                                $   43,785                 $  51,823                        $   47,048
                                ==========                 =========                        ==========

/(1)/ Yields on available for sale securities are calculated based on historical cost.


     Loans Held for Sale

     Loans held for sale equaled $298,000 and $83,000 at December 31, 2000 and 1999, respectively. The outstanding dollar amount of loans held for sale can vary greatly from period to period, affected by such factors as mortgage origination levels, the timing and delivery of loan sales, changes in market interest rates and asset/liability management strategies.

     Loans

     Loans increased $11.1 million (or 9.2%), from $120.5 million at December 31, 1999 to $131.6 million at December 31, 2000. The increase was attributable to a $8.9 million increase in consumer loans, consisting of a $2.2 million increase in home equity loans outstanding and a $6.5 million increase in student loans. The increase in student loans includes the purchase of a $4.6 million portfolio of student loans from another Maine-based community bank during the fourth quarter of 2000. Additionally, commercial and industrial loans increased $3.7 million.

     In January 2001, the Bank purchased an additional $5.6 million portfolio of student loans from a Maine-based community bank. The yield on student loans adjusts quarterly through the special allowance received from the United States government and each loan carries a minimum guarantee of the United States government of 98% of the original principal balance. The Bank purchased these loans in part to improve the Company's overall interest rate sensitivity position.

The following table sets forth the composition of the Company's loan portfolio at the dates indicated:

                                                                              December 31,
                                                -------------------------------------------------------------------------
(dollars in thousands)                             2000           1999             1998             1997          1996
--------------------------------------------------------------------------------------------------------------------------
Real estate mortgage loans:
   Residential                                   $  27,745     $   28,460       $   32,555       $   33,251       $30,981
   Commercial                                       65,417         66,833           52,747           48,705        48,456
Real estate construction loans                       3,450          2,832            1,384            1,955           769
Commercial and industrial loans                     13,107          9,446            5,872            5,166         3,059
Consumer and other loans                            21,890         12,962           13,315           15,227        15,281
                                                 ---------     ----------       ----------       ----------       -------
Total loans                                      $  131,60     $  120,533       $  105,873       $  104,304       $98,546
                                                 =========     ==========       ==========       ==========       =======

Ratio of loans to:
Deposits                                                92%            86%              71%              91%           86%
Assets                                                  60%            63%              55%              71%           67%

The Bank's loan growth during the period from the late 1980's until the completion of the 1996 recapitalization was inhibited as a result of the problems the Bank and the Company experienced during this period (see " - Historical Background"). The Bank's ability to originate commercial and industrial and commercial real estate loans was particularly impacted by borrower uncertainties with regard to the Bank's future. The completion of the 1996 recapitalization allowed the Bank to compete more effectively for new loans. Since that time, and in conjunction with the Company's strategic plan, efforts and resources have been focused on developing higher levels of loan volume. Particular focus has been given to developing a strong commercial banking team as management believes this is an area in which the Bank can develop a competitive edge, particularly with regard to expertise and responsive customer service.

The June 2000 opening of the Bank's new main office in Portland, the November 2000 opening of a new branch in Falmouth, the introduction of a number of new retail banking products and the redevelopment of the Bank's Internet banking products (including expected enhancements to the Bank's cash management products and the 2000 introduction of Internet banking for retail customers) have been and will continue to be important to the Bank's ability to generate profitable growth in commercial and consumer loans.

Residential real estate loans declined $715,000 and $4.1 million during the years ended December 31, 2000 and 1999, attributable to increased competitive pressures, resulting in a higher percentage of the Bank's 2000 and 1999 originations being secondary market saleable as opposed to residential mortgage portfolio loans.

Though commercial real estate loans are considered riskier than some other loan types, and continue to make up a large percentage of the Company's loan portfolio (49.7% at December 31, 2000), management believes that the combination of its expertise in this area and its lending practices allow the Company to manage the risk inherent in this type of lending.

Loan Originations

Residential mortgage loans originated by the Bank are primarily collateralized by property located within its existing market area in Maine. The Bank is an active residential mortgage lender. A significant percentage of residential loans originated are 1-4 family residential real estate loans, the majority of which are sold in the secondary market. In 1998 and years prior, the Bank continued to service most of the loans it sold in the secondary market. Beginning in 1999 the Bank began selling these loans on a servicing released basis. Most of the Bank's residential loans are originated using the Fannie Mae underwriting guidelines.

The Bank's residential loan originations remained relatively unchanged for the year ended December 31, 2000 as compared to the year ended December 31, 1999. While the Bank had developed a plan to increase residential loan originations, in part through the addition of commissioned based loan originators to its lending staff, the Bank has concluded that the narrow margins available in this very competitive, highly commoditized business segment, do not warrant strong focus by the Bank at this time.

Commercial loan originations declined modestly in 2000 as compared to 1999, as is reflected in the $2.2 million increase (2.9%) in total commercial loans outstanding at December 31, 2000 as compared to December 31, 1999. Staffing changes and management time necessarily devoted to the planning and opening of the two new banking facilities adversely impacted the Bank's origination capabilities for much of 2000; however, the Bank currently plans to further increase its commercial loan originations in 2001. The competition for commercial loans continues to be intense and the ability of the Bank to increase commercial loan originations could be affected by both competitive and economic factors.

The level of residential, consumer and commercial loan originations going forward will depend upon a number of factors, including the level of interest rates, general economic conditions, the competitive environment and overall profitability of these loans.

The following table represents residential real estate and consumer loan originations for the years ended December 31, 2000 and 1999.

                                                                  For the Year Ended December 31,
(in thousands)                                                     2000                     1999
------------------------------------------------------------------------------------------------------
Originations /(1)/:
Residential real estate                                              $        9,363     $        9,345
Consumer /(2)/                                                                7,151              1,813
                                                                     --------------     --------------
     Total                                                           $       16,514     $       11,158
                                                                     ===============    ==============


/(1)/ Includes refinancing of existing portfolio and loans originated for sale. /(2)/ Includes unfunded commitments of home equity lines of credit and excludes student loan originations and purchased loans.


Secondary Market Activity

The Bank is active in secondary market transactions primarily through the sale of long-term, fixed-rate residential mortgage loans that it originates. The sale of these loans serves as a means for the Bank to manage its overall interest rate sensitivity risk (consistent with the Bank's asset liability management policy), generate fee income and provide additional funds for lending and liquidity. The Bank generally seeks to originate longer term fixed-rate mortgages only when commitments to sell these mortgages can readily be obtained. Due to interest rate fluctuations and the timing between the commitment to the borrower and the closing and subsequent sale of the loan in the secondary market, such sales will be made at a premium or discount (depending on the current interest rate environment) and will result in realized gains or losses to the Bank on the transaction.

The Bank is an approved seller and servicer by and for the Fannie Mae. However, on January 31, 1999, the Bank sold all of its Fannie Mae residential mortgage servicing portfolio. The Bank currently sells all saleable loans on a servicing released basis. At December 31, 2000 and 1999, the Bank was not servicing loans for others as compared to servicing $44.9 million of loans in its capacity as a subservicer at December 31, 1998. There was no servicing fee income related to serviced loans for the year ended December 31, 2000 and 1999. Servicing fee income is reported as other income in the consolidated statements of operations, and for the year ended December 31, 1998, equaled $34,000.

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

The following table represents the manner in which the Allowance is allocated among the various loan categories at December 31, 2000, 1999, 1998, 1997 and 1996. The percentages represent the percent of loans in each category to total loans.

                                                                       December 31,
                               --------------------------------------------------------------------------------------------------
                                     2000                1999               1998                  1997              1996
                               --------------------------------------------------------------------------------------------------
                                         Percent             Percent             Percent             Percent             Percent
                                         of Loans            of Loans            of Loans            of Loans            of Loans
                                         to Total            to Total            to Total            to Total            to Total
(dollars in thousands)           Amount  Loans       Amount  Loans       Amount  Loans       Amount  Loans       Amount  Loans
---------------------------------------------------------------------------------------------------------------------------------
Real estate mortgage loans:
 Residential                     $  112       21.1%  $  137       23.6%  $  165       30.8%  $  157       31.9%  $   61      31.4%
 Commercial                       1,433       49.7    1,798       55.5    1,453       49.8    1,303       46.7    1,811      49.2
Real estate construction             46        2.6       44        2.3       14        1.3       12        1.9        7       0.8
 loans
Commercial and industrial
 loans                              239       10.0      243        7.8      133        5.5       67         4.9      40       3.1
Consumer and other loans            137       16.6      113       10.8      124       12.6      174       14.6      151      15.5
Unallocated                         847          -      547          -      846          -      952          -      596         -
                                 ------      -----   ------      -----   ------      -----   ------      -----   ------    ------
Total                            $2,814      100.0%  $2,882      100.0%  $2,735      100.0%  $2,665      100.0%  $2,666     100.0%
                                 ======      =====  =======      =====   ======      =====   ======      =====   ======     =====
Allowance as a percentage
 of loans                                     2.13%               2.39%               2.58%                2.56%              2.71%

Allowance as a percentage
 of nonperforming loans /(1)/                164.5%             533.70%             496.37%              353.92%            124.29%
Allowance as a percentage
 of nonperforming loans
 /(1)/ (excluding
 restructured loans)                         164.5%             533.70%             496.37%              546.11%            124.29%

/(1)/ For further information, see Management's Discussion and Analysis of Financial Condition and Results of Operations - Impaired Loans.

The following table sets forth the changes in the Allowance, including charge-offs and recoveries, by loan category, for the past five years:

                                                                    December 31,
                                              ----------------------------------------------------
(dollars in thousands)                            1999       1998       1998       1997       1996
------------------------------------------------------    -------    -------    -------    -------
Balance at beginning of period                 $ 2,882    $ 2,735    $ 2,665    $ 2,666    $ 2,659
Charge-offs:
  Real estate mortgage loans                      (209)        (5)       (35)      (298)       (93)
  Commercial and industrial loans                    -          -          -          -          -
  Consumer and other loans                         (23)        (7)       (42)       (41)      (196)
                                               -------    -------    -------    -------    -------
Total charge-offs                                 (232)       (12)       (77)      (339)      (289)
Recoveries:
  Real estate mortgage loans                       339        105        114        304        163
  Commercial and industrial loans                    -          -          -          3         55
  Consumer and other loans                          31         54         33         31         78
                                               -------    -------    -------    -------    -------
Total recoveries                                   370        159        147        338        296
                                               -------    -------    -------    -------    -------
Net (charge-offs) recoveries                       138        147         70         (1)         7
Provision for loan losses                         (206)         -          -          -          -
                                               -------    -------    -------    -------    -------
Balance at end of period                       $ 2,814    $ 2,882    $ 2,735    $ 2,665    $ 2,666
                                               =======    =======    =======    =======    =======

Net charge-offs as a percentage of average       (.16)%     (.13)%     (.07)%       .00%     (.01)%
 loans

The balance of the Allowance decreased by $68,000 at December 31, 2000 as compared to December 31, 1999 as a result of a negative provision of $206,000 exceeding net recoveries of $138,000 for the year ended December 31, 2000. The Company recognized the negative provision of $206,000 following the collection of a previously charged off loan. This loan loss recovery represented a cash payment received as a result of the sale of the borrower's property which collateralized the loan. The Allowance as a percentage of total loans declined to 2.13% at December 31, 2000 as compared to 2.39% at December 31, 1999. There has been no provision for loan losses expense in the last five years.

Management believes that in accordance with the Bank's allowance for loan loss policy, the Allowance is adequate at December 31, 2000. However, future additions to the Allowance may be necessary based on changes in the financial condition of various borrowers, new information that becomes available relative to various borrowers and loan collateral, growth in the size or changes in the mix or concentration risk of the loan portfolio, as well as changes in local, regional or national economic conditions. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Bank's Allowance. Such authorities may require the Bank to recognize additional provision for loan losses based upon information available to them and their judgments at the time of their examination.

Impaired Loans

Information with respect to the carrying amount of impaired loans is set forth below:

                                                        December 31,
                                 --------------------------------------------------------
                                            2000                            1999
                                 --------------------------------------------------------
                                                    Allowance                  Allowance
                                                    for Loan                   for Loan
                                                      Loss                       Loss
                                                   (Allocated                 (Allocated
(in thousands)                        Amount        Reserve)       Amount      Reserve)
-----------------------------------------------------------------------------------------
Real estate mortgage loans:
   Commercial                          $   1,265     $     50       $  373      $      25
Commercial and industrial loans               93           14            -              -
                                       ---------     --------       ------      ---------
Total                                  $   1,358     $     64       $  373      $      25
                                       =========     ========       ======      =========

The increase in impaired loans is the result of the reclassification of one loan relationship totaling $977,000 to this category in 2000. As a result of a combination of collateral, personal guarantees and a partial guarantee by the Small Business Administration, the Bank's ultimate loss exposure to this relationship, should it further deteriorate is considered relatively low, and an allocated reserve, limited to $50,000, is currently established for this relationship.

Nonperforming Assets

Information with respect to nonperforming assets is set forth below:

                                                           December 31,
                                     ---------------------------------------------------------
(in thousands)                             2000     1999       1998       1997        1996
-----------------------------------------------------------------------------------------------
Nonaccrual loans                       $  1,358       $   373  $   430   $   387      $  1,944
Accruing loans past due 90 days or
 more                                       352           167      121       101           201

Restructured loans                            -             -        -       265             -
Real estate owned and repossessions          46             -       15        65           478
                                       --------       -------  -------   -------      --------
                                       $  1,756       $   540  $   566   $   818      $  2,623
                                       ========       =======  =======   =======      ========

Nonperforming loans (consisting of nonaccrual loans, accruing loans past due 90 days or more and restructured loans) are comprised of the following:

                                                         December 31,
                                 ------------------------------------------------------
(in thousands)                         2000        1999     1998     1997      1996
----------------------------------------------------------------------------------------
Real estate mortgage loans:
  Residential                      $     78                $    86  $   114
  Commercial                          1,265      $   373       430      501    $  1,944
Commercial and industrial loans          93
Consumer and other loans                274          167        35      138         201
                                   --------      -------   -------  -------    --------
Total nonperforming loans          $  1,710      $   540   $   551  $   753    $  2,145
                                   ========      =======   =======  =======    ========

The increase in nonperforming assets is the result of the reclassification of one loan relationship totaling $977,000 to this category in 2000. See "- Impaired Loans" above.

  The following table sets forth certain information regarding nonperforming commercial real estate loans (dollars in thousands):

                                     December 31, 2000                December 31, 1999                December 31, 1998
                                --------------------------       --------------------------       --------------------------
                                 Number        Outstanding        Number        Outstanding        Number        Outstanding
Type of Property Security       of Loans         Balance         of Loans         Balance         of Loans         Balance
----------------------------------------------------------------------------------------------------------------------------
1-4 family residential                 -                                1         $       8              1         $      58
5 or more family residential           -                                1                68              1                69
Non-residential real estate            4        $  1,265                2               297              1               303
                                ========        ========         ========         ==========      ========         =========
                                       4        $  1,265                4         $     373              3         $     430
                                ========        ========         ========         ==========      ========         =========

  The Bank holds a large concentration of commercial real estate loans. The collateral coverage for these loans, should they become nonperforming, may not be adequate to protect the Bank from potential losses. Deterioration in the local economy or real estate market, or upward movements in interest rates could adversely impact the performance and/or value of the underlying collateral for these loans and could have an adverse impact on the Bank's loan portfolio, and in particular, currently performing commercial real estate loans. In addition, deterioration in the local economy or adverse changes in the financial condition of various borrowers could have an impact on the Bank's entire loan portfolio (including commercial real estate). These factors could result in an increased incidence of loan defaults and, as a result, an increased level of nonperforming loans and assets. For further information, see Note 5 to the Company's Consolidated Financial Statements.

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

  At December 31, 2000, the Bank had identified approximately $1.4 million of currently performing but potential problem loans, representing 0.6% of total assets, ranging in size from $15,000 to $500,000. This compares to $1.0 million of potential problem loans identified at December 31, 1999.

  The following table sets forth certain information regarding potential problem loans at December 31, 2000:

                                      Number of
                                    Outstanding                Balance
     Type of Security Property            Loans         (In thousands)
  --------------------------------------------------------------------
     Single family                            2              $     159
     Commercial real estate                   2                    547
     Commercial and Industrial                2                    630
     Consumer                                 1                     15
                                    ===========              =========
                                              7              $   1,351
                                    ===========              =========

  Management is unable to predict the extent, if any, to which these loans may become nonperforming in the future. An increase in the level of nonperforming or potential problem loans could result in the need for increased provision for loan losses. As of December 31, 2000, the Company believes the Bank's aggregate allocated loan loss reserves against these potential problem loans, in combination with the Bank's overall Allowance adequacy (including the unallocated portion of the Allowance), is adequate to cover the loss exposure estimated to be contained within these potential problem loans.

Real Estate Owned and Repossessions

Real estate owned ("REO") and repossessions consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of outstanding loan obligations. Repossessions consist of loan collateral acquired through repossession proceedings or in full or partial satisfaction of loans. At December 31, 2000, REO totaled $46,000, consisting of one residential property. The Bank had no REO or repossessions at December 31, 1999.

Liquidity

Bank
Deposits totaled $143.4 million at December 31, 2000, an increase of $3.2 million (or 2.3%) from the level of $140.1 million at December 31, 1999. This increase is primarily attributable to an $8.0 million increase in certificates of deposit and a $2.2 million increase in noninterest bearing demand deposits, offset by a $6.3 million decline in interest bearing demand deposits. The decline in interest bearing demand deposits is primarily the result of the transfer of one class of the commercial deposits (balance $5.2 million at December 31, 1999) to secured borrowings. Subsequent to December 31, 1999, these commercial deposits grew to exceed $10 million and in March 2000, were transferred to secured borrowings. These borrowings have no term and may fluctuate or terminate at any time. For further information on deposits see Note 8 to the Company's Consolidated Financial Statements.

At December 31, 2000 and 1999, unfunded loan commitments equaled $26.5 million and $20.2 million, respectively. Loan commitments include unfunded portions of real estate, construction, commercial and other loans, unused lines of credit, and the unused portion of home equity lines of credit, as well as contingent obligations such as letters of credit. Loan commitments are subject to the same credit policies as loans and generally have expiration dates and termination clauses. Unused home equity line of credit commitments totaled $7.8 million at December 31, 2000 as compared to home equity outstanding balances of $7.4 million.

The Bank has the capability of borrowing additional funds from the Federal Home Loan Bank of Boston, with an approximate availability of $49.0 million at December 31, 2000. The Bank is also approved by the Federal Reserve Bank of Boston to obtain liquidity from its "Discount Window". At December 31, 2000, there were no assets pledged as collateral for any future borrowings. At December 31, 1999, the Bank had pledged $10.1 million in 1-4 family residential real estate loans as collateral for future borrowings of up to $9.1 million from the Federal Reserve Bank of Boston. No funds have been obtained from this source. The Company believes that its liquidity sources will continue to provide funding sufficient to support operating activities, loan originations and commitments, and deposit withdrawals.

Parent
On a parent company only basis, the Company conducts no separate operations. The Company's business consists primarily of the operations of its bank subsidiary. In addition to debt service relating to the Savings Bank Notes in the principal amount of $1.9 million, the Company's expenses consist primarily of Delaware franchise taxes associated with the Company's authorized capital stock, certain legal and various other expenses. Expenses, including certain audit and professional fees, insurance and other expenses, are allocated between the Bank and the Company based upon the relative benefits derived. At December 31, 2000, the Company's cash and cash equivalents totaled $84,000.

The principal source of cash for the Company would normally be a dividend from the Bank; however, certain restrictions also exist regarding the ability of the Bank to transfer funds to the Company in the form of cash dividends, loans or advances. Maine corporate law generally provides that dividends may only be paid out of unreserved and unrestricted earned surplus or unreserved and unrestricted net earnings of the current fiscal year and the next preceding fiscal year taken as a single period. Maine banking law also imposes certain restrictions, including the requirement that the Bank establish and maintain adequate levels of capital as set forth in rules adopted by the Maine Bureau of Banking. For further information, see Notes 10, 11 and 17 to the Company's Consolidated Financial Statements.

Capital

Company
The table below sets forth the regulatory capital requirements and capital ratios for the Company at December 31, 2000 and 1999:

(dollars in thousands)                                                          2000              1999
------------------------------------------------------------------------------------------------------
 Tier 1 capital (Leverage) to total assets /(1)/ ratio
    Qualifying capital                                                    $   17,204        $   15,756
    Actual %                                                                    8.14%             8.37%
    Minimum requirements for capital adequacy %                            4.00-5.00%        4.00-5.00%
    Average quarterly assets                                              $  211,406        $  188,154
 Tier 1 capital to risk-weighted assets
    Qualifying capital                                                    $   17,204        $   15,756
    Actual %                                                                   13.97%            14.56%
    Minimum requirements for capital adequacy %                                 4.00%             4.00%
 Total capital to risk-weighted assets (Tier 1 and Tier 2)
    Qualifying capital                                                    $   18,759        $   17,128
    Actual %                                                                   15.23%            15.82%
    Minimum requirement for capital adequacy %                                  8.00%             8.00%
    Risk-weighted assets                                                  $  123,158        $  108,243

 /(1)/ Calculated on an average quarterly basis less disallowed portion of the deferred tax asset.

Bank

The table below sets forth the regulatory capital requirements and capital ratios for the Bank at December 31, 2000 and 1999:

 (dollars in thousands)                                                          2000              1999
 ------------------------------------------------------------------------------------------------------
 Tier 1 capital (Leverage) to total assets /(1)/ ratio
    Qualifying capital                                                    $   18,143        $   17,244
    Actual %                                                                    8.60%             9.22%
    Minimum requirements for capital adequacy %                                 4.00%             4.00%
    Average quarterly assets                                              $  210,989        $  187,070
 Tier 1 capital to risk-weighted assets
    Qualifying capital                                                    $   18,143        $   17,244
    Actual %                                                                   14.79%            15.90%
    Minimum requirements for capital adequacy %                                 4.00%             4.00%
 Total capital to risk-weighted assets (Tier 1 and Tier 2)
    Qualifying capital                                                    $   19,692        $   18,618
    Actual %                                                                   16.05%            17.17%
    Minimum requirement for capital adequacy %                                  8.00%             8.00%
    Risk-weighted assets                                                  $  122,626        $  108,419

 /(1)/ Calculated on an average quarterly basis
 See Note 2 to the Company's Consolidated Financial Statements for certain capital restrictions.


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

     The following table shows the estimated maturity/repricing structure of the interest sensitive assets and interest sensitive liabilities of the Company at December 31, 2000, utilizing management's GAP analysis.

                                                      Maturing/Repricing
                           ---------------------------------------------------------------------------------------------------------
                                Within      After Three      After One      After Three      After Five       Non-Rate       Total
                                 Three       Months but       Year but       Years but            Years       Sensitive
                                Months       within One         within      within Five
                                                   Year          Three           Years
                                                                 Years
(dollars in thousands)
------------------------------------------------------------------------------------------------------------------------------------
Assets
Interest earning deposits    $  29,688                                                                                    $  29,688
Securities:
Available for sale /(1)/        14,142        $   4,500      $   7,200       $   3,600        $  15,495      $     593       45,530
Mortgage loans held for            298                -              -               -                -              -          298
 sale
Loans /(2)/                     22,978           29,886         22,262          19,203           35,920         (1,455)     128,794
Other assets                         -                -              -               -                -         14,741       14,741
                             ---------        ---------      ---------       ---------        ---------      ---------    ---------
Total Assets                 $  67,106        $  34,386      $  29,462       $  22,803        $  51,415      $  13,879    $ 219,051
                             =========        =========      =========       =========        =========      =========    =========
liabilities and equity
Savings, money market and
NOW accounts                 $  43,399                -              -               -                -      $  30,684    $  74,083

Certificate of deposit
accounts                        11,316        $  28,533      $  13,162       $   2,094        $      50              -       55,155
Other deposits                       -                -              -               -                -         14,120       14,120
FHLB advances                        -            5,901         13,000          11,000            3,000              -       32,901
Secured borrowings              21,969                -              -               -                -              -       21,969
Savings Bank Notes                 110              342          1,020             378                -              -        1,850
Other liabilities                    -                -              -               -                -            589          589
Equity                               -                -              -               -                -         18,384       18,384
                             ---------        ---------      ---------       ---------        ---------      ---------    ---------
Total Liabilities and
 Equity                      $  76,794        $  34,776      $  27,182       $  13,472        $   3,050      $  63,777    $ 219,051
                             =========        =========      =========       =========        =========      =========    =========

Periodic repricing
 difference
(Periodic gap)               $  (9,688)       $    (390)     $   2,280       $   9,331        $  48,365      $ (49,898)           -
Cumulative repricing
 difference
(Cumulative gap)             $  (9,688)       $ (10,078)     $  (7,798)      $   1,533        $  49,898              -            -
Cumulative gap to total
 assets                           (4.4)%           (4.6)%         (3.6)%           0.7%            22.8%             -            -

/(1)/FHLB stock is classified as available for sale.
/(2)/The allowance for loan losses, deferred origination fees and nonaccrual loans are included in the non-rate sensitive column.


     Management considers its simulation model, which analyzes resulting net income under various interest rate scenarios, as a more meaningful approach to measuring interest rate sensitivity. Projected net interest income is modeled based on immediate movements or shifts in interest rates of 100 and 200 basis points up or down, analyzed over a 12 month period. The model is based on the actual maturity and repricing characteristics of interest rate sensitive assets and liabilities, factors in budget projections for anticipated activity levels in the various asset and liability categories, as well as management assumptions as to how certain interest rate sensitive assets and liabilities will respond to changes in market interest rates. Assumptions are also made with regard to principal prepayment speeds on loans and mortgage backed securities. The model also takes into account the Company's ability to exert greater control over the setting of interest rates on certain deposit products than it has over variable and adjustable rate loans, which are tied to published indices such as designated prime lending rates and the rate on U.S. Treasury securities.

The following table reflects the estimated percentage change in net interest income for the next 12 months resulting from a change in interest rates of 200 basis points utilizing the Bank's simulation model.

                  Change in Rates /(1)/       % Change in Net Interest Income       % Change in Net Income
----------------------------------------------------------------------------------------------------------
                  +200 basis points                        (1.6)%                           (0.4)%
                  -200 basis points                         0.0%                             1.0 %

/(1)/ Includes various interest rate floors and ceilings established for certain deposit accounts: NOWs - floor 1%, ceiling 3%; Savings (other than High Rise Savings) - floor 1.50%, ceiling 3.75%; Money Market accounts -floor 1.5%, ceiling 3.75%. At December 31, 2000 the average interest rates paid on NOWs, Savings (other than High Rise Savings) and Money Market accounts were 1.70%, 2.23% and 3.14%, respectively.

Based on the information and assumptions in effect at December 31, 2000, management of the Company believes that a 200 basis point change in interest rates up or down, and the resulting impact over a twelve month period, would not adversely impact the Company's annualized net interest income or resulting net income (and is within the limits of the Company's policy parameters of a 10% adverse impact to net interest income and 30% for net income).

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

Impact of Inflation and Changing Prices

The Company's financial statements have been prepared in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation. Unlike most industrial companies, most of the assets and liabilities of a financial institution are monetary in nature. As a result, interest rates have a more significant impact on a financial institution's performance than the effect of general levels of inflation. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, inflation can directly affect the value of loan collateral, in particular real estate. Sharp decreases in real estate prices, as discussed previously, have in the past resulted in significant loan losses and losses on real estate acquired. Inflation, or deflation, could significantly affect the Company's earnings in future periods.

Year 2000 Issue

In accordance with guidelines provided by the Federal Financial Institutions Examination Council, the Company established a Year 2000 Action Committee to address the risks related to potential computer problems associated with the Year 2000 date change, including the development and implementation of a strategy to minimize the impact of Year 2000 risk relating to the Bank's information technology systems and non-information technology systems. During the turn of the millennium, Bank staff was on hand to validate all systems, including computer, telephone and ATMs, as well as testing for data integrity. The Company did not experience any significant problems or interruptions in service resulting from the Year 2000 date change or adverse implications to the Bank's borrowers or depositors. The Company continued to monitor its computerized and other electronic systems throughout 2000 for potential problems arising as a result of Year 2000 and did not experience any problems.

MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

As of December 31, 2000, the Company had approximately 1,339 holders of record and 1,217,489 outstanding shares of common stock. The common stock is traded on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol "FCME".

The following table sets forth the high and low sales prices for the Company's common stock traded on The Nasdaq Stock Market.

                                          High           Low
-------------------------------------------------------------
2000      First Quarter                 $ 9.875        $7.750
          Second Quarter                  8.875         8.000
          Third Quarter                   8.750         7.500
          Fourth Quarter                  9.750         8.250

1999      First Quarter                 $10.250        $9.313
          Second Quarter                 10.375         9.000
          Third Quarter                  10.000         9.125
          Fourth Quarter                  9.813         8.000

No dividends were declared by the Company during the years 1990 through 2000. There are certain restrictions on the ability of the Company to pay dividends and on the ability of the Bank to transfer funds to the Company in the form of cash dividends. See "Management's Discussion and Analysis of Financial Condition and Results of Operations - Liquidity" and Note 10 to the Company's Consolidated Financial Statements.

FINANCIAL STATEMENTS.

REPORT OF INDEPENDENT ACCOUNTANTS

Board of Directors and Stockholders
 First Coastal Corporation:


In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, comprehensive income, stockholders' equity and cash flows present fairly, in all material respects, the financial position of First Coastal Corporation and its subsidiary (the "Company") at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



PricewaterhouseCoopers LLP
Portland, Maine
February 9, 2001

CONSOLIDATED BALANCE SHEETS

First Coastal Corporation and Subsidiary                                                      December 31,            December 31,
                                                                                              ------------            ------------
(in thousands, except share and per share amounts)                                                    2000                    1999
----------------------------------------------------------------------------------------------------------            ------------
ASSETS
Noninterest earning deposits and cash - Note 3                                             $         6,559           $       6,631
Interest earning deposits                                                                           29,688                   5,793
                                                                                            --------------            ------------
     Cash and cash equivalents                                                                      36,247                  12,424
Investment securities - Note 4:
     Available for sale (at market value)(amortized cost: 2000 $43,876; 1999 $53,781)               43,785                  51,823
Federal Home Loan Bank stock: at cost                                                                1,745                   1,391
Loans held for sale - Note 1                                                                           298                      83
Loans - Note 5                                                                                     131,609                 120,533
     Less:  Deferred loan fees, net                                                                     (1)                    (16)
            Allowance for loan losses - Note 6                                                      (2,814)                 (2,882)
                                                                                            --------------            ------------
                                                                                                   128,794                 117,635
Premises and equipment - Note 7                                                                      4,551                   2,559
Accrued interest receivable                                                                          1,447                   1,251
Real estate owned and repossessions                                                                     46                       -
Deferred tax asset - Note 12                                                                         1,741                   2,950
Other assets                                                                                           397                     466
                                                                                            --------------            ------------
     TOTAL ASSETS                                                                          $       219,051           $     190,582
                                                                                            ==============            ============
LIABILITIES AND STOCKHOLDERS' EQUITY
LIABILITIES
Deposits - Note 8                                                                          $       143,358           $     140,137
Advances from Federal Home Loan Bank - Note 9                                                       32,901                  27,748
Savings Bank Notes - Note 9                                                                          1,850                   2,268
Secured borrowings - Note 9                                                                         21,969                   2,980
Accrued expenses and other liabilities                                                                 589                     535
                                                                                            --------------            ------------
     TOTAL LIABILITIES                                                                             200,667                 173,668
Commitments and Contingencies - Note 14
STOCKHOLDERS' EQUITY - Note 10
Preferred Stock, $1 par value; Authorized 1,000,000 shares, none issued                                  -                       -
Common Stock, $1 par value; Authorized 6,700,000 shares, issued  1,360,527 shares                    1,361                   1,361
Paid-in capital                                                                                     31,751                  31,751
Retained earnings (deficit)                                                                        (13,387)                (14,579)
Accumulated other comprehensive loss                                                                   (61)                 (1,292)
Treasury stock, at cost (At December 31: 2000 - 143,038; 1999 - 34,534 shares) Note 20              (1,280)                   (327)
                                                                                            --------------            ------------
     TOTAL STOCKHOLDERS' EQUITY                                                                     18,384                  16,914
                                                                                            --------------            ------------
          TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                                       $       219,051           $     190,582
                                                                                            ==============            ============

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

First Coastal Corporation and Subsidiary                                                Year Ended December 31,
                                                                             -----------------------------------------
(in thousands, except share and per share amounts)                                  2000              1999        1998
----------------------------------------------------------------------------------------------------------------------
Interest and Dividend Income
  Interest and fees on loans                                                $     11,326      $     10,020  $    9,919
  Interest and dividends on investment securities:
     Investment interest income                                                    3,625             3,339       2,042
     Dividends                                                                       131               106          84
  Interest earning deposits                                                          696               521       1,014
                                                                             -----------       -----------   ---------
  Total Interest and Dividend Income                                              15,778            13,986      13,059
                                                                             -----------       -----------   ---------
Interest Expense
  Deposits - Note 8                                                                5,225             5,234       5,308
  Borrowings:
     Advances from Federal Home Loan Bank                                          1,845             1,273         900
     Savings Bank Notes                                                              168               258         332
     Secured borrowings                                                              614                99          27
                                                                             -----------       -----------   ---------
  Total Interest Expense                                                           7,852             6,864       6,567
                                                                             -----------       -----------   ---------
Net Interest Income Before Provision for Loan Losses                               7,926             7,122       6,492
Provision for loan losses (credit) - Note 6                                         (206)                -           -
                                                                             -----------       -----------   ---------
Net Interest Income After Provision for Loan Losses                                8,132             7,122       6,492
                                                                             -----------       -----------   ---------
Noninterest Income
  Services charges on deposit accounts                                               585               503         508
  Loan servicing fee income                                                            -                 -          34
  Gain on investment securities transactions, net                                    125                22         104
  Gain on sales of mortgage loans                                                     97               558         111
  Gain on sale of branch                                                               -             1,110           -
  Gain on sale of assets                                                               -                 -         539
  Other                                                                               98               117          85
                                                                             -----------       -----------   ---------
                                                                                     905             2,310       1,381
                                                                             -----------       -----------   ---------
Operating Expenses
  Salaries and employee benefits - Note 11                                         3,431             2,932       2,632
  Occupancy                                                                          813               608         536
  Net cost of operations of real estate owned and repossessions                        5                 5           7
  Other                                                                            2,940             2,511       2,275
                                                                             -----------       -----------   ---------
                                                                                   7,189             6,056       5,450
                                                                             -----------       -----------   ---------
Income Before Income Taxes                                                         1,848             3,376       2,423
Income Taxes - Note 13                                                               656             1,150         859
                                                                             -----------       -----------   ---------
NET INCOME                                                                  $      1,192      $      2,226  $    1,564
                                                                             ===========       ===========   =========
PER SHARE AMOUNTS - Note 12
Basic earnings per share:
  Weighted average shares outstanding                                          1,267,354         1,356,375   1,359,976
  Net income per share                                                      $       0.94      $       1.64  $     1.15
                                                                             ===========       ===========   =========
Diluted earnings per share:
  Weighted average shares outstanding                                          1,278,539         1,370,152   1,379,124
  Net income per share                                                      $       0.93      $       1.62  $     1.13
                                                                             ===========       ===========   =========
See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
First Coastal Corporation and Subsidiary

                                                                                                          Accumulated
                                                                                         Retained               Other
                                              Common     Treasury       Paid-In          Earnings       Comprehensive
(in thousands, except share amounts)           Stock        Stock       Capital          (Deficit)       Income/(Loss)       Total
----------------------------------------------------------------------------------------------------------------------------------
Balances at December 31, 1997              $   1,359            -   $    31,746       $   (18,369)      $          72   $   14,808
  Shares outstanding at December 31,
  1998: 1,360,527
  1998 net income                                                                           1,564                            1,564
  Decrease in net unrealized gain on
  available for sale securities                                                                                   (65)         (65)
  Exercise of common stock options                 2                          5                 -                   -            7
                                            --------      -------    ----------        ----------        ------------    ---------
Balances at December 31, 1998                  1,361            -        31,751           (16,805)                  7       16,314
  Shares outstanding at December 31, 1999:
  1,325,993
  1999 net income                                                                           2,226                            2,226
  Decrease in net unrealized gain on
  available for sale securities                                                                                (1,299)      (1,299)
  Repurchase of common stock                             $   (327)                                                            (327)
                                            --------      -------    ----------        ----------        ------------    ---------
Balances at December 31, 1999                  1,361         (327)       31,751           (14,579)             (1,292)      16,914
  Shares outstanding at December 31, 2000:
  1,217,489
  2000 net income                                                                           1,192                            1,192
  Decrease in net unrealized loss on
  available for sale securities                                                                                 1,231        1,231
  Repurchase of common stock                                 (953)                                                            (953)
                                            --------      -------    ----------        ----------        ------------    ---------
Balances at December 31, 2000              $   1,361     $ (1,280)  $    31,751       $   (13,387)      $         (61)  $   18,384
                                            ========      =======    ==========        ==========        ============    =========

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                     Year Ended December 31,
First Coastal Corporation and Subsidiary                                                  ----------------------------------
(in thousands)                                                                                 2000         1999        1998
----------------------------------------------------------------------------------------------------------------------------
Operating Activities
Net Income                                                                                $   1,192    $   2,226   $   1,564

Adjustments to reconcile net income to net cash provided by operating activities:
 Writedowns of REO                                                                                -            5           -
 Provision for loan losses                                                                     (206)           -           -
 (Gain) loss on sales of REO                                                                      -            -          (7)
 Gain on sale of branch                                                                           -       (1,110)          -
 Gain on sale of premises and equipment                                                           -            -        (539)
 Depreciation and amortization                                                                  554          444         400
 Amortization of investment securities premiums (discounts)                                    (110)         456         117
 Realized investment securities gains                                                          (125)         (22)       (104)
 Realized gains on assets held for sale                                                         (97)        (558)       (111)
 Loans originated and acquired for resale                                                    (5,235)      (5,044)    (10,726)
 Sales of loans originated and acquired for resale                                            5,117        5,602      14,319
 Increase in interest receivable                                                               (196)        (119)       (162)
 Increase in interest payable                                                                    50           20          31
 Net change in other assets                                                                   1,232          192       1,449
 Net change in other liabilities                                                                  4           73         104
                                                                                          ---------    ---------   ---------
Net cash provided by operating activities                                                     2,180        2,165       6,335
                                                                                          ---------    ---------   ---------
Investing Activities
 Sales of securities available for sale                                                      26,201       11,708       6,927
 Maturities of securities held to maturity                                                        -            -      10,000
 Maturities of securities available for sale                                                    275          200           -
 Purchases of securities available for sale                                                 (17,326)     (18,492)    (37,973)
 Purchases of securities held to maturity                                                         -            -      (3,193)
 Net change in loans                                                                        (10,953)     (14,594)     (1,541)
 Net sales (purchases) of premises and equipment                                             (2,546)        (449)      1,139
                                                                                          ---------    ---------   ---------
Net cash used by investing activities                                                        (4,349)     (21,627)    (24,641)
                                                                                          ---------    ---------   ---------
Financing Activities
 Net change in deposits                                                                       3,221       (7,298)     33,554
 Net change in secured borrowings                                                            18,989        2,013         967
 Proceeds from borrowings                                                                    32,094       11,000      14,000
 Payments on borrowings                                                                     (27,359)      (6,129)     (5,149)
 Proceeds from exercise of common stock options                                                   -            -           7
 Repurchase of common stock                                                                    (953)        (327)          -
                                                                                          ---------    ---------   ---------
Net cash provided (used) by financing activities                                             25,992         (741)     43,379
                                                                                          ---------    ---------   ---------
Increase (decrease) in cash and cash equivalents                                             23,823      (20,203)     25,073
Cash and cash equivalents at beginning of period                                             12,424       32,627       7,554
                                                                                          ---------    ---------   ---------
Cash and cash equivalents (interest and non-interest bearing) at end of period            $  36,247    $  12,424   $  32,627
                                                                                          =========    =========   =========
Supplemental Disclosure of Information
Interest paid on deposits and borrowings                                                  $   7,802    $   5,817   $   6,535
Income tax paid                                                                           $      37    $      76   $      85
Noncash Investing Activities
Transfer of loans to real estate owned and repossessions                                  $      46    $       -   $     153

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

First Coastal Corporation and Subsidiary                                                           Year Ended December 31,
                                                                                  ----------------------------------------
(dollars in thousands)                                                                   2000          1999           1998
--------------------------------------------------------------------------------------------------------------------------
Net income                                                                        $     1,192    $    2,226    $     1,564
Other comprehensive income:
 Unrealized holding gains (losses) arising during the period (net of income
 taxes): 2000 - $706; 1999 - $(661); 1998 - $1                                          1,312        (1,285)             4

 Reclassification adjustment for realized gains included in net income (net
 of income taxes): 2000 - $(44); 1999 - $(8); 1998 - $(35)                                (81)          (14)           (69)
                                                                                  -----------    ----------    -----------
                                                                                        1,231        (1,299)           (65)
                                                                                  -----------    ----------    -----------
                                                                                  $     2,423    $      927    $     1,499
                                                                                  ===========    ==========    ===========

See notes to consolidated financial statements.

Notes to Consolidated Financial Statements
First Coastal Corporation and Subsidiary
December 31, 2000

Note 1.  ACCOUNTING POLICIES

Business

First Coastal Corporation (the "Company") is a bank holding company whose sole subsidiary is Coastal Bank, a Maine chartered, stock bank (the "Bank"). The principal business of the Bank consists of retail and commercial banking, including attracting deposits from the general public and originating commercial real estate loans, and consumer and residential mortgage loans. Deposits are federally insured by the Bank Insurance Fund, which is administered by the Federal Deposit Insurance Corporation ("FDIC").

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

While management uses available information to recognize losses on loans and real estate owned ("REO"), future additions to the allowance for loan losses (the "Allowance"), or REO or other writedowns, may be necessary based on changes in economic conditions, asset quality or other factors. In addition, various regulatory authorities, as an integral part of their examination process, periodically review the Company's Allowance and the carrying value of REO and other assets. Such authorities may require the Company to recognize additions to the Allowance and/or write down the carrying value of REO or other assets based on their judgments of information available to them at the time of their examination.

New Accounting Standards

Effective January 1, 1998, the Company adopted Financial Accounting Standards Board ("FASB") Statement of Financial Accounting Standard ("SFAS") No. 130, Reporting Comprehensive Income. SFAS No. 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The requirements of the pronouncement did not have a material effect on the Company's financial condition, results of operations and cash flows.

Effective January 1, 1998, the Company adopted FASB SFAS No. 131, Financial Reporting for Segments of a Business Enterprise. SFAS No. 131 requires that a public business enterprise report financial and descriptive information about its reportable operating segments. The Company has determined that it does not currently have separately reportable operating segments under this pronouncement.

In June 1998, the FASB issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, which established accounting and reporting standards for derivative instruments, including certain derivatives embedded in other contracts, and for hedging activities. SFAS No. 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. In 1998, the FASB organized the Derivative Implementation Group ("DIG") to assist with the interpretation of SFAS No. 133 and to address implementation issues. In June 2000, the FASB amended SFAS No. 133 through the issuance of SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, an amendment of FASB No. 133. SFAS No. 138 was issued to address some of the implementation issues and to reflect certain decisions arising from the DIG process. The

Company adopted SFAS No. 133, as amended, as of January 1, 2001. The adoption of this pronouncement is not expected to have a material affect on the Company's financial condition, results of operations and cash flows.

In September 2000, the FASB issued SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. SFAS No. 140 replaces SFAS No. 125, which had the same title and revises standards for accounting securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Disclosures about securitization and collateral accepted need to be reported for periods ending on or before December 15, 2000, for which financial statements are presented for comparative purposes. The adoption of SFAS No. 140 is not expected to have a material impact on the Company's consolidated financial statements.

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with a maturity of three months or less (from the date of purchase) to be cash equivalents.

Investment Securities

Securities that may be sold as part of the Company's asset liability or liquidity management or in response to or in anticipation of changes in interest rates and resulting prepayment risk, or for other similar factors, are classified as available-for-sale and carried at their fair market value, with unrealized holding gains and losses (net of related taxes) excluded from earnings and reported as a separate component of stockholders' equity. Amortization of bond premiums and accretion of bond discounts are amortized over the expected life of the investment. Realized gains and losses on the sales of all securities are reported in earnings and computed using the specific identification cost basis. Any security for which there has been an other than temporary impairment of value is written down to its estimated market value through a charge to earnings.

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

The Company complies with SFAS No. 125, Accounting for Transfers of Financial Assets and Liabilities and SFAS No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. Under the financial-components approach of SFAS No. 140, after a transfer of financial assets, an entity recognizes all financial and servicing assets it controls and liabilities it has incurred and derecognizes all financial and servicing assets it no longer controls and liabilities that have been extinguished. If a transfer does not meet the criteria for a sale, the transfer is accounted for as a secured borrowing with a pledge of collateral.

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

There were no troubled debt restructured loans as of December 31, 2000 and 1999.

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

Real Estate Owned and Repossessions

REO consists of properties acquired through mortgage loan foreclosure proceedings or in full or partial satisfaction of loans. Reposessions consist of loan collateral acquired through repossession proceedings or in full or partial satisfaction of loans. REO and reposessions are initially recorded at the lower of cost or fair value (less estimated costs to sell) at the date the collateral is acquired and any difference is charged to the Allowance at this time. Subsequently, the value of such collateral is reviewed by management and writedowns, if any, are charged to expense. All expenses and income related to REO and repossessions are included in the net cost of operations and real estate owned and repossessions in the Company's Consolidated Financial Statements.

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

Risks and Uncertainties

In the normal course of its business, the Company encounters two significant types of risk: economic and regulatory. There are four main components of economic risk: interest rate risk, credit risk, market risk and competitive risk. The Company is subject to interest rate risk to the degree that its interest-bearing liabilities mature or reprice at different speeds, or on a different basis, than its interest-earning assets. Credit risk is the risk of default associated with the Company's loan portfolio that results from borrowers inability or unwillingness to make contractually required payments, and the risk of default associated with the Company's investment securities. Market risk results from changes in the value of assets and liabilities which may impact, favorably or unfavorably, the realizability of those assets and liabilities held by the Company. Competitive risk is the impact on the Company's operations resulting from competitor's actions with regard to areas such as products offered, loan and deposit pricing, branch facilities, strategic alliances and promotional efforts.

The Company is subject to the regulations of various government agencies. These regulations can and do change significantly from period to period. The Company also undergoes periodic examinations by the regulatory agencies, which may subject it to further changes with respect to areas such as capital adequacy, asset valuations, amounts of required loan loss allowances and operating restrictions resulting from the regulators' judgments based on information available to them at the time of their examination. For further information, see
Note 2.

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

Quantitative measures established by regulation to ensure capital compliance require the Company and the Bank to maintain minimum amounts and ratios (set forth in the tables below) of Tier 1 capital (leverage) to total assets, Tier 1 capital to risk-weighted assets, and Total capital to risk-weighted assets. Management believes that, as of December 31, 2000, the Company and the Bank met all capital adequacy requirements to which they are subject.

The most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed the Bank's category.

Capital - Company
The tables below set forth the actual capital ratios and minimum regulatory requirements for capital adequacy for the Company at December 31, 2000 and 1999:

                                                                                             Minimum
                                                                                     Requirement for
                                                                                             Capital
2000                                                                   Actual               Adequacy
----------------------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets /(1)/ ratio                   8.14%             4.00-5.00%
Tier 1 capital to risk-weighted assets                                 13.97                   4.00
Total capital to risk-weighted assets (Tier 1 and Tier 2)              15.23                   8.00

/(1)/ Calculated on an average quarterly basis less disallowed portion of the deferred tax asset.


                                                                                               Minimum
                                                                                       Requirement for
                                                                                               Capital
1999                                                                 Actual                   Adequacy
------------------------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets /(1)/ ratio                 8.37%                 4.00-5.00%
Tier 1 capital to risk-weighted assets                                14.56                      4.00
Total capital to risk-weighted assets (Tier 1 and Tier 2)             15.82                      8.00

/(1)/ Calculated on an average quarterly basis less disallowed portion of the deferred tax asset.


Capital - Bank
The tables below set forth the actual capital ratios and minimum regulatory requirements for capital adequacy and under prompt corrective action for the Bank at December 31, 2000 and 1999:

                                                                                                        Minimum
                                                                                                 Requirement to
                                                                                                        be well
                                                                                     Minimum        capitalized
                                                                             Requirement for       under Prompt
                                                                                     Capital         Corrective
2000                                                            Actual              Adequacy             Action
---------------------------------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets /(1)/ ratio            8.60%                 4.00%              5.00%
Tier 1 capital to risk-weighted assets                          14.79                  4.00               6.00
Total capital to risk-weighted assets (Tier 1 and Tier 2)       16.05                  8.00              10.00

/(1)/   Calculated on an average quarterly basis


                                                                                                         Minimum
                                                                                                   Requirement to
                                                                                                          be well
                                                                                        Minimum       capitalized
                                                                                Requirement for      under Prompt
                                                                                        Capital        Corrective
1999                                                               Actual              Adequacy            Action
-----------------------------------------------------------------------------------------------------------------
Tier 1 capital (Leverage) to total assets /(1)/ ratio               9.22%                 4.00%             5.00%
Tier 1 capital to risk-weighted assets                             15.90                  4.00              6.00
Total capital to risk-weighted assets (Tier 1 and Tier 2)          17.17                  8.00             10.00

/(1)/   Calculated on an average quarterly basis

Note 3. NONINTEREST EARNING DEPOSITS AND CASH

Noninterest bearing deposits and cash balances at December 31, 2000 are subject to withdrawal and usage restrictions which require $100,000 to be maintained at the Federal Reserve Bank of Boston to meet the Bank's reserve requirements.

Note 4. INVESTMENT SECURITIES

The following tables set forth the amortized cost, fair market value and gross unrealized gains and losses of investment securities for each major security type at December 31, 2000 and 1999:

                                                      December 31, 2000
                                    -----------------------------------------------------
                                                       Gross         Gross           Fair
                                     Amortized    Unrealized    Unrealized         Market
(in thousands)                            Cost         Gains        Losses          Value
-----------------------------------------------------------------------------------------
Available for sale:
     U.S. government obligations    $   10,828    $       77    $      (8)     $   10,897
     U.S. government agency notes        1,000             -           (7)            993
     Corporate notes                       650             5            -             655
     Mortgage backed securities         30,806            98         (256)         30,648
     Other                                 592             -            -             592
                                    ----------    ----------    ---------      ----------
                                    $   43,876    $      180    $    (271)     $   43,785
                                    ==========    ==========    =========      ==========


                                                       December 31, 1999
                                        -----------------------------------------------
                                                         Gross        Gross        Fair
                                         Amortized  Unrealized   Unrealized      Market
(in thousands)                                Cost       Gains       Losses       Value
---------------------------------------------------------------------------------------
Available for sale:
     U.S. government obligations        $  20,025           -    $    (824)   $  19,201
     U.S. government agency notes           1,000           -          (79)         921
     Mortgage backed securities            32,284   $      35       (1,090)      31,229
     Other                                    472           -            -          472
                                        ---------   ---------    ---------    ---------
                                        $  53,781   $      35    $  (1,993)   $  51,823
                                        =========   =========    =========    =========


The Company's cash flows for the year ended December 31, 2000 includes purchases and maturities of mortgage backed securities of $10.8 million and $4.6 million, respectively. The Company's cash flows for the year ended December 31, 1999 includes purchases and maturities of mortgage backed securities of $7.0 million and $7.5 million, respectively. Sales of mortgage backed securities for the years ended December 31, 2000 and 1999 equaled $7.6 million and $0, respectively.

The following is a summary of gross realized gains and losses on investment securities sold for 2000, 1999 and 1998. All security gains and losses were related to securities classified as available for sale. For computation of gross realized gains and losses, cost was determined by the specific identification method.

                                                                 December 31,
                                       ---------------------------------------------------------------
                                                  2000                1999                 1998
                                             Gross Realized      Gross Realized       Gross Realized
                                       ---------------------- -------------------- -------------------
                                          Gains      Losses    Gains      Losses    Gains     Losses
                                       ---------  ----------- --------  ---------- -------- ----------
Sales of:
U.S. government obligations            $    73      $    (8)   $  32          -         -           -
U.S. government agency notes                84            -       11          -         -           -
Corporate notes (1)                          -         (283)      21          -         -           -
Mortgage-backed securities                 259            -        -          -         -           -
Other                                        -            -        1      $ (43)   $  104           -
                                       -------      -------    -----      -----    ------    --------
                                       $   416      $  (291)   $  65      $ (43)   $  104           -
                                       =======      =======    =====      =====    ======    ========

(1) The Company recognized a loss in value of an investment in one company's debt securities, attributable to an other than temporary impairment in the value of the investment, in the fourth quarter of 2000. The cost basis of the security was written down and a loss of $283,000 was recognized.

The following table represents the contractual maturities, amortized cost and fair value for investments in debt securities for each major security type at December 31, 2000. Expected maturities may differ from contractual maturity dates due to the ability of certain borrowers to prepay their obligations.



                                         Available for Sale Securities
                                         -----------------------------

                                               Amortized          Fair
       (in thousands)                               Cost         Value
----------------------------------------------------------------------

Due in one year or less                  $          245    $       238
Due from 1 -5 years                                 650            655
Due from 5 - 10 years                             9,473          9,541
Due after 10 years                                2,110          2,111
                                         --------------    -----------
 Subtotal                                        12,478         12,545
Mortgage backed securities                       30,806         30,648
                                         --------------    -----------
 Total                                   $       43,284    $    43,193
                                         ==============    ===========



At December 31, 2000, the Company's securities pledged as collateral for public and private deposits totaled $22.2 million.

Note 5. LOANS

The composition of the loan portfolio was as follows:

                                                    December 31,
                                               -----------------------
(in thousands)                                       2000         1999
----------------------------------------------------------------------
Real estate mortgage loans:
 Residential                                   $   27,745   $   28,460
 Commercial                                        65,417       66,833
Real estate construction                            3,450        2,832
Commercial and industrial                          13,107        9,446
Consumer and other                                 21,890       12,962
                                               ----------   ----------
 Total                                         $  131,609   $  120,533
                                               ==========   ==========

Included in interest and fees on loans as reported in the consolidated statements of operations are origination fees, commitment fees, late charges and application fees for the years ended December 31, 2000, 1999 and 1998 of $244,000, $133,000 and $262,000, respectively.

In October of 2000 the Bank purchased $4.6 million in student loans from a Maine-based community bank. In January 2001 the Bank purchased an additional $5.6 million in student loans from another Maine-based community bank. The yield on student loans adjusts quarterly through the special allowance received from the United States government and each loan carries a minimum guarantee of the United States government equal to 98% of the original principal balance. The Bank purchased these loans in part to improve the Company's overall interest rate sensitivity position.

At December 31, 2000 loans included a $444,000 line of credit extended to Financial Institutions Service Corporation ("FISC"). The Bank has a minority ownership position in FISC. FISC has the ability to draw up to an additional $51,000 under the current loan agreement. At December 31, 2000, the loan was being maintained in accordance with the terms of the loan agreement.

At December 31, 1999 loans included $395,000 in loans to a partnership in which a director was a general partner. These loans were originally made prior to the director's nomination and election as a director and were paid in accordance with the terms of the loan agreement. In December 2000, these loans were paid off.

On January 31, 1999, the Bank completed the settlement of the sale of its residential mortgage servicing portfolio, resulting in a pretax gain in the amount of $460,000 recorded in 1999. The Bank had no loans serviced for others at December 31, 2000 and 1999.

Impaired Loans

At December 31, 2000, the recorded investment in loans for which impairment has been recognized in accordance with SFAS No. 114 totaled $1,358,000, as compared to $373,000 at December 31, 1999. At December 31, 2000 and 1999, the corresponding Allocated Reserves totaled $64,000 (relating to three impaired loans with balances totaling $678,000) and $25,000 (relating to two impaired loans with balances totaling $77,000), respectively. All impaired loans were classified as nonaccrual at December 31, 2000 and 1999. The income recorded on a cash basis relating to impaired loans equaled $35,000 and $19,000 at December 31, 2000 and 1999, respectively. The average balance of outstanding impaired loans was $656,000 and $330,000 for 2000 and 1999, respectively. All of the impaired loans were collateralized by real estate at December 31, 2000 and 1999.

Non-Performing Assets

The table below sets forth information with respect to nonperforming assets:



                                                   December 31,
                                           -------------------------
                                              2000     1999    1998
(in thousands)
--------------------------------------------------------------------
Nonaccrual loans                           $  1,358  $   373  $  430
Accruing loans past due 90 days or more         352      167     121
Real estate owned and repossessions              46        -      15
                                           --------  -------  ------
     Total                                 $  1,756  $   540  $  566
                                           ========  =======  ======


Interest income recognized on nonaccrual loans totaled $35,000, $19,000 and $16,000 in 2000, 1999 and 1998, respectively. Had interest income on these loans been paid at the contracted rates and due dates, the Company would have recorded additional interest income in 2000, 1999 and 1998 of $44,000, $9,000 and $8,000, respectively.

Note 6. ALLOWANCE FOR LOAN LOSSES

Changes in the Allowance were as follows:

                                                      December 31,
                                            ------------------------------
(in thousands)                                  2000       1999       1998
--------------------------------------------------------------------------
Balance at beginning of year                $  2,882   $  2,735   $  2,665
Charge-offs                                     (232)       (12)       (77)
Recoveries                                       370        159        147
                                            --------   --------   --------
     Net recoveries                              138        147         70
Provision for loan losses                       (206)         -          -
                                            --------   --------   --------
Balance at end of year                      $  2,814   $  2,882   $  2,735
                                            ========   ========   ========

The Allowance represented 2.13% and 2.39% of total loans, and 164.5% and 533.7% of nonperforming loans at December 31, 2000 and December 31, 1999, respectively.

During the year ended December 31, 2000, the Company recognized a negative provision of $206,000 following the collection of the remaining $206,000 balance of a previously charged off loan. This loan loss recovery represented a cash payment received as a result of the sale of the borrower's property which collateralized the loan.

Note 7. PREMISES AND EQUIPMENT

Premises and equipment consisted of the following:



                                                           December 31,
                                                      --------------------
(in thousands)                                            2000        1999
--------------------------------------------------------------------------
Land                                                  $    811    $    408
Building and building improvements                       2,509       1,684
Leasehold improvements                                     764         475
Equipment                                                5,026       4,080
                                                      --------------------
                                                         9,110       6,647
Less: Accumulated depreciation and amortization          4,559       4,088
                                                      --------------------
     Total                                            $  4,551    $  2,559
                                                      ====================

In June 2000, the Company and the Bank relocated their main offices to 1200 Congress Street, Portland, Maine. The Bank leases and occupies the first two floors of the newly constructed three story building. The facility includes a branch and three-lane drive through, ATM, commercial and retail banking offices, and space which supports the Bank's loan, deposit and computer operations. In November 2000, the Bank opened its newest retail branch in Falmouth, Maine. The new branch is prominently located in The Shops at Falmouth Village and houses a full-service bank branch, including a drive-through teller and ATM facility, safe deposit boxes and space which the Bank makes available for community use.

In December 2000, the Company purchased real estate (land and building) in Portland at a cost of $1.3 million for future branch expansion. The property is currently rented and operated as income property, which is expected to be the case until such time that the Bank utilizes a portion of the premises for use as a branch.

Additionally, in May 1999 the Bank sold its branch located in Kennebunk and recognized a gain of $1.1 million.

Note 8. DEPOSITS

Deposit balances at year end consisted of the following:

                                              December 31, 2000                  December 31, 1999
                                        ----------------------------    -----------------------------
                                                         Weighted                          Weighted
 (dollars in thousands)                     Balance    Average Rate          Balance     Average Rate
--------------------------------------------------------------------    -----------------------------
Noninterest bearing demand deposits     $    14,119                      $   11,962
Interest bearing demand deposits             16,018            2.07%         22,280             2.32%
Savings and escrow deposits                  58,066            3.75          58,775             3.67
Time deposits                                55,155            5.53          47,120             5.05
                                        -----------                      ----------
Total                                   $   143,358            4.25%     $  140,137             3.98%
                                        ===========                      ==========

The decline in interest bearing demand deposit balances was primarily attributable to the transfer of a portion of the commercial deposit portfolio (totaling $5.2 million at December 31, 1999 and $10.1 million at the time of transfer in March 2000) to secured borrowings.

Included in 2000 and 1999 time deposits are $6,055,000 and $1,937,000, respectively, of deposits of $100,000 or more.

At December 31, 2000, the maturities and weighted average interest rates of time deposits of $100,000 or more were as follows:



                                                             Weighted
                                            Balance           Average
Maturities                            (in thousands)    Interest Rate
---------------------------------------------------------------------
12 months or less                         $   4,918             6.12%
1 - 3 years                                   1,137             6.04
                                          ---------
Total                                     $   6,055             6.10%
                                          =========

The following is a detail of interest expense on deposits for the three years ended December 31, 2000, 1999 and 1998:




                                                      December 31,
                                              ----------------------------
(in thousands)                                    2000      1999      1998
--------------------------------------------------------------------------
Interest bearing demand deposits              $    350  $    453  $    422
Savings deposits                                 2,072     2,310     1,993
Other time deposits                              2,486     2,367     2,743
Time deposits of $100,000 or more                  317       104       150
                                              --------  --------  --------
                                              $  5,225  $  5,234  $  5,308
                                              ========  ========  ========

Note 9. BORROWINGS

Advances From Federal Home Loan Bank ("FHLB") of Boston

All advances from the FHLB of Boston outstanding at December 31, 2000 were fixed rate, with the maturities as follows:

                                                                              Weighted
                                           Balance                            Average
Due Date                              (in thousands)        Rates         Interest Rate
--------------------------------------------------------------------------------------
    2001                             $        5,901       6.05-6.25%             6.22%
    2002                                      5,000       6.59-6.70              6.66
    2003                                      8,000       4.99-6.61              5.98
    2004                                      7,000       5.79-6.06              5.88
    2005                                      4,000            5.06              5.06
    2008                                      3,000            5.16              5.16
                                     --------------
                                     $       32,901                              5.92%
                                     ==============

Under applicable FHLB regulations, member banks are required to maintain at all times an amount of qualified collateral that is at least sufficient to satisfy the established collateral maintenance level. The Bank maintains qualified collateral well in excess of its current borrowings (and sufficient to support the FHLB advances). The Bank estimates that it has approximately $49.0 million in additional short-term borrowing capacity with the FHLB as of December 31, 2000. This amount fluctuates based on qualified collateral.

Savings Bank Notes

On August 4, 1999, the Company entered into the First Amendment to Loan Agreement (the "First Amendment to Loan Agreement") amending the terms of the Loan Agreement, dated as of July 24, 1996 (the "Loan Agreement"), between the Company and a group of four Maine savings banks (the "Savings Banks"). Pursuant to the Loan Agreement, the Company borrowed a total of $4.0 million evidenced by promissory notes (the "Savings Bank Notes") in the amount of $1.0 million to each of the Savings Banks. Prior to the effective date of such modification to the Loan Agreement, the Savings Bank Notes bore interest, payable quarterly, at an annual rate of 10.85%, with semi-annual principal payments of $200,000 beginning in June 1998. The original maturity date was December 31, 2001. Pursuant to the First Amendment to Loan Agreement and the amended Savings Bank Notes, the term loan (balance $2.4 million at the time of refinance) bears interest at an annual rate of 8.0% until August 4, 2002, at which time the interest rate will convert to the Prime Rate as published in The Wall Street Journal (the "WSJ"), adjustable daily, until the new maturity date of August 4, 2004. In addition, the Company is entitled to draw against a working capital line of credit up to a combined aggregate limit, including the balance outstanding at any time on the term loan, of $4.0 million. The interest rate on the line of credit is equal to the Prime Rate as published in the WSJ, adjusted daily and the maturity date is August 4, 2004.

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

In connection with the amended Savings Bank Notes, one of the Savings Banks notes was purchased by one of the remaining three lenders. There is no prepayment penalty associated with the amended Savings Bank Notes. Other terms and conditions, including the pledge of all of the Company's stock in the Bank as collateral, were affirmed and remain in effect.

Secured Borrowings

In May 1998, the Bank introduced a new cash management program for businesses. The program represents secured borrowings, which include agreements similar to repurchase agreements that are not FDIC insured. At December 31, 2000 and 1999 these secured borrowings totaled approximately $22.0 million and $3.0 million, respectively, and were collateralized by approximately $22.0 million and $3.0 million, respectively, in Bank owned investment securities.

Federal Reserve Bank of Boston

The Bank also has been approved by the Federal Reserve Bank of Boston to obtain funds from its discount window for the purpose of maintaining the Bank's liquidity. However, no assets are currently pledged to collateralize any future borrowings. No funds have been obtained from this source.

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

The Loan Agreement, as amended by the First Amendment to Loan Agreement, contains certain terms, restrictions and covenants, including restrictions regarding the conditions under which cash dividends may be paid by the Company. For further information see "Note 9 -- Borrowings -- Savings Bank Notes."

Note 11. BENEFIT PLANS

Pension Plan

The Board of Directors of the Bank terminated the Bank's defined benefit plan and implemented a defined contribution plan ("401(k) Plan") for all eligible employees effective August 1, 1997. All employees of the Bank are eligible to participate in the 401(k) Plan upon completion of 1,000 hours of service subsequent to their date of hire. Plan participants may elect to contribute up to 15% of their salary on a pre-tax basis. The Bank presently provides matching contributions up to 6% of compensation. For the year ended December 31, 2000, 1999 and 1998, the Bank incurred expenses relating to the 401(k) Plan totaling $60,000, $57,000 and $98,000, respectively.

Future benefit accruals under the Bank's defined benefit plan were eliminated as of July 31, 1997 and the plan was terminated as of September 30, 1997. During 1998 the Bank received a determination ruling from the Internal Revenue Service ("IRS") with respect to the termination of the defined benefit plan. The settlement and distribution of the defined benefit plan termination the Company elected to contribute $125,000 of the excess plan assets to the 401(k) Plan to be utilized as future matching employer contributions.

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

Options granted under the 1996 Plan must have an exercise price not less than the fair market value of a share of common stock on the date of grant of the option (or 110% in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding common stock). An option's maximum term is 10 years (or five years in the case of an incentive stock option granted to an optionee beneficially owning more than 10% of the outstanding common stock). At December 31, 2000, there were 101,834 shares of common stock of the Company available for grant under the 1996 Plan.

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

                                           2000               1999               1998
                                  ------------------   ----------------   -----------------
                                          As     Pro         As     Pro         As     Pro
                                    Reported   Forma   Reported   Forma   Reported   Forma
                                  ----------   ------  --------   ------  --------   ------
Net income (in thousands)             $1,192   $1,114    $2,226   $2,140    $1,564   $1,484

Basic earnings per share              $  .94   $  .88    $ 1.64   $ 1.58    $ 1.15   $ 1.09

Fully diluted earnings per share      $  .93   $  .87    $ 1.62   $ 1.56    $ 1.13   $ 1.08

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Weighted Averages                   2000     1999     1998
----------------------------------------------------------
Expected Option Life (years)         7        7        7
Volatility                       30.00%   30.00%   35.00%
Annual Dividend Amount          $ 0.00   $ 0.00   $ 0.00
Risk-free Rate of Return          5.64%    6.28%    4.98%


The weighted average fair value of options granted for the years ended December 31, 2000, 1999 and 1998 were $4.00, $4.09 and $5.18, respectively.

A summary of the status of the 1996 Plan as of December 31, 2000, 1999 and 1998, and changes during each year ended is presented below:

                                                     2000                          1999                        1998
                                      ------------------------------  ----------------------------   ---------------------------
                                                           Weighted                       Weighted                     Weighted
                                                    Average Exercise              Average Exercise             Average Exercise
                                      Shares        Price Per Share   Share       Price Per Share    Shares     Price Per Share
Outstanding at beginning             131,000          $   8.73        91,167      $   8.64           70,500      $   7.82
 of year
        Granted                       17,000              8.96        40,500          8.87           22,000         11.04
        Exercised                          -                 -             -             -           (1,333)         5.00
        Forfeited                          -                 -          (667)         5.00                -             -
                                   ---------          --------     ---------      --------         --------      ---------
Outstanding at end of year           148,000          $   8.76       131,000          8.73           91,167      $   8.64
                                   =========          ========     =========      ========         ========      =========

The following table summarizes information about the 1996 Plan's stock options at December 31, 2000, 1999 and 1998:

                                      Options Outstanding                                Options Exercisable
                          -----------------------------------------------      ----------------------------------
                             Number           Weighted           Weighted                 Number        Weighted
          Range of        Outstanding at      Average            Average             Exercisable at     Average
          Exercise        December 31         Remaining          Exercise            December 31        Exercise
          Prices                             Contractual Life      Price                                   Price
---------------------------------------------------------------------------------------------------------------
2000    $   5.00-7.25        51,000          5.5 years         $  5.66                  51,000       $  5.66
        $  8.50-$9.63        60,000          8.8 years            8.83                  23,400          9.12
        $10.25-$15.25        37,000          7.4 years           12.75                  30,667         13.18
1999    $  5.00-$7.25        51,000          6.5 years            5.66                  51,000          5.66
        $  8.50-$9.44        40,500          9.8 years            8.87                   6,000          9.44
        $ 9.63-$15.25        39,500          8.4 years           12.55                  21,833         13.04
1998    $  5.00-$7.25        51,667          7.5 years            5.65                  34,442          5.65
        $ 9.63-$15.25        39,500          9.4 years           12.55                   5,829         14.45

Note 12. EARNINGS PER SHARE

The following is a reconciliation of the income (numerator) and number of shares (denominator) of the basic and diluted earnings per share ("EPS") calculations:

                                                                For the Year Ended December 31,
                          ---------------------------------------------------------------------------------------------------------
                                            2000                                1999                               1998
                          -----------------------------------   ---------------------------------  --------------------------------
                                                          Per                                 Per                               Per
                                             Number     Share                    Number     Share                   Number    Share
                                Income    of Shares    Amount       Income    of Shares    Amount    Income      of Shares   Amount
-----------------------------------------------------------------------------------------------------------------------------------
Net Income                  $1,192,000                          $2,226,000                         $1,564,000

Basic EPS
Income available to
common stockholders          1,192,000    1,267,354     $0.94    2,226,000    1,356,375     $1.64   1,564,000    1,359,976    $1.15
Effect of dilutive stock
options                              -       11,185                      -       13,777                     -       19,148
                            ----------    ---------             ----------    ---------            ----------    ---------
Diluted EPS
Income available to
common stockholders
and assumed exercises       $1,192,000    1,278,539     $0.93   $2,226,000    1,370,152     $1.62  $1,564,000    1,379,124    $1.13
                            ==========    =========             ==========    =========            ==========    =========

     At December 31, 2000, outstanding options to purchase 97,000 shares of common stock at a price per share ranging from $8.50 to $15.25 were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares. At December 31, 1999, outstanding options to purchase 39,500 shares of common stock at a price per share ranging from $9.625 to $15.25 were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares. At December 31, 1998, outstanding options to purchase 15,000 and 3,000 shares of common stock at a price per share of $15.25 and $13.56, respectively, were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of common shares.

     Note 13.  INCOME TAXES

     A summary of income tax expense is as follows:

                                                                                 December 31,
                                                                 -------------------------------------------
     (in thousands)                                                      2000           1999            1998
     -------------------------------------------------------------------------------------------------------
     Current                                                     $        113    $       124    $         64
     Deferred                                                             543          1,026             795
                                                                 ------------    -----------    ------------
                                                                 $        656    $     1,150    $        859
                                                                 ============    ===========    ============

     A reconciliation of the difference between income tax expense and the amount computed by applying the statutory federal income tax rate to income before income taxes is as follows:

                                                                           Year Ended December 31,
                                                                 -------------------------------------------
     (in thousands)                                                      2000           1999            1998
     --------------------------------------------------------------------------------------------------------
     Federal income tax at statutory rate                        $        628    $     1,148    $        824
     Increase resulting from other items, net                              28              2              35
                                                                 -------------------------------------------
     Income tax expense                                          $        656    $     1,150    $        859
                                                                 ===========================================

Significant components of deferred income tax assets and liabilities at December 31, 2000 and 1999 are presented below:

                                                                                   December 31,
                                                                             ------------------------
(in thousands)                                                                     2000          1999
-----------------------------------------------------------------------------------------------------
Deferred tax assets:
      Loans, principally due to allowance for losses                         $      957    $      980
      Federal net operating loss credit and tax credit carryforward                 842         1,467
      Alternative minimum tax credit carryforward                                   170           134
      Investment tax credit carryforward                                              -            30
      Unrealized loss on investments                                                 32           666
      Other                                                                           4             5
                                                                             ----------    ----------
Total gross deferred tax assets before valuation reserve                          2,005         3,282
Valuation reserve                                                                     -           (30)
                                                                             ----------    ----------
Total gross deferred tax asset                                                    2,005         3,252
Deferred tax liabilities:
      Difference between tax and book basis of fixed assets                         232           254
      Other                                                                          32            48
                                                                             ----------    ----------
Total gross deferred tax liabilities                                                264           302
                                                                             ----------    ----------
Net deferred taxes                                                           $    1,741    $    2,950
                                                                             ==========    ==========

The deferred tax asset represents the estimated amount of future deductions for tax reporting purposes previously expensed for financial reporting purposes, and the benefit from future income taxes the Company will not have to pay as a result of the net operating loss ("NOL") carryforwards. The Company will only recognize a deferred tax asset when, based on available evidence, realization is more likely than not. The Company recorded a valuation allowance at December 31, 1999 of $30,000, for investment tax credit carryforwards which have since expired.

At December 31, 2000, the Company had a NOL carryforward for federal income tax return purposes of approximately $2.5 million available to offset future taxable income. The NOL carryforward for federal income tax return purposes will expire in the years 2007 to 2011. If there is a subsequent "change of ownership" of the Company as defined by Section 382 of the Internal Revenue Code of 1986, as amended (the "Code"), the Company's NOL carryforwards are subject to limitation as provided by the Code.

Note 14.  COMMITMENTS AND CONTINGENCIES

Unfunded Loan Commitments

Unfunded loan commitments for December 31, 2000 and 1999 were approximately $26.5 million and $20.2 million, respectively.

The breakdown of such loan commitments is as follows:

(in thousands)                                                                      2000          1999
------------------------------------------------------------------------------------------------------
Real Estate:
      Commitments to originate residential mortgages                         $     1,968   $     1,493
      Commitments to originate commercial loans                                    2,326         1,862
Unadvanced portions of construction loans                                          4,118         1,860
Commitments to originate commercial and industrial loans                           1,950             -
Commercial lines of credit (unused)                                                7,121         6,985
Commercial letters of credit (unused)                                                905         1,279
Consumer lines of credit (e.g. home equity lines) (unused)                         8,149         6,730
                                                                             -----------   -----------
Total                                                                        $    26,537   $    20,209
                                                                             ===========   ===========

Included in unfunded loan commitments at December 31, 2000 and 1999 are fixed rate loan commitments totaling $9.9 million and $6.6 million, respectively.

Loan commitments include unfunded portions of real estate, construction and other loans and unused lines of credit. Loan commitments are subject to the same credit policies as loans and have expiration dates and termination clauses.

Lease Obligations

The Company currently leases its main office branch and operations center and three of its remaining seven branches (excluding its main office branch), under terms of operating leases which include renewal options (some with escalating clauses) ranging from one to five years. The Bank entered into a ten-year lease (with options extending beyond this date) in October 1999 for a new headquarters, branch and operations center, and in June 2000 relocated its main office to this newly constructed facility at 1200 Congress Street, Portland, Maine, at which time the ten-year lease term and payment under the terms of the lease commenced. Rental expense totaled approximately $357,000, $254,000 and $151,000 for the three years ended December 31, 2000, 1999 and 1998, respectively.

Approximate minimum lease payments over the remaining term of the leases at December 31, 2000 are as follows:


(dollars in thousands)                                     December 31,
-----------------------------------------------------------------------
                                         2001            $        468
                                         2002                     474
                                         2003                     435
                                         2004                     429
                          2005 and thereafter                   1,781
                                                         ------------
                                                         $      3,587
                                                         ============


Litigation

As of December 31, 2000, there were various claims and lawsuits pending against the Company incidental to the ordinary course of business. In the opinion of management, after consultation with legal counsel, resolution of these matters is not expected to have a material effect on the consolidated financial position or results of operations.

Note 15. SIGNIFICANT GROUP CONCENTRATIONS OF CREDIT RISK

Concentration of Commercial Real Estate Assets

At December 31, 2000, the Bank had approximately $65.4 million of commercial real estate mortgage loans, representing 49.7% of total loans at such date, comprised primarily of loans collateralized by apartment buildings, mixed use commercial buildings, retail buildings, office buildings and other income producing properties. The Bank's concentration of commercial real estate assets (representing commercial real estate loans and real estate owned) was 29.9% and 35.9% of total assets at December 31, 2000 and 1999, respectively. At December 31, 2000, the Bank also had approximately $13.1 million of commercial business loans.

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

Note 16.  DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The estimated fair values of the Company's financial instruments as determined under SFAS No. 107 are as follows:

                                                           December 31, 2000            December 31, 1999
                                                      --------------------------    -------------------------
                                                              Book         Fair          Book           Fair
 (in thousands)                                              Value        Value         Value          Value
-------------------------------------------------------------------------------------------------------------
Financial Assets:
    Cash and cash equivalents /(1)/                       $ 36,247     $ 36,247      $ 12,424       $ 12,424
    Investment securities /(2)/
        Available for sale (at market value)                43,785       43,785        51,823         51,823
Federal Home Loan Bank stock                                 1,745        1,745         1,391          1,391
Loans held for sale                                            298          298            83             83
Loans, net of allowance /(3)/                              128,794      128,456       117,635        116,262
Financial Liabilities:
    Deposits /(4)/                                        $143,358     $143,391      $140,137       $139,951
    Borrowings /(5)/                                        34,751       34,699        30,016         29,805
    Secured borrowings /(6)/                                21,969       21,969         2,980          2,980

------------------------------------------------

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

Note 17. OPERATING EXPENSE

Operating expenses for the year ended December 31, 2000, 1999 and 1998 were as follows:

                                                 Year Ended December 31,
                                             ------------------------------
(in thousands)                                     2000      1999      1998
---------------------------------------------------------------------------
Salaries and benefits                          $  3,431  $  2,932  $  2,632
Occupancy                                           813       608       536
Net cost of operations of real estate owned           5         5         7
Data processing                                     370       384       280
Equipment                                           640       534       424
FDIC insurance                                       28        18        15
Insurance - general                                 110       111       137
Office/postage                                      295       247       246
Legal/Professional                                  108        73        31
Marketing                                           255       144       177
Other expenses                                    1,134     1,000       965
                                               --------  --------  --------
 Total Operating Expenses                      $  7,189  $  6,056  $  5,450
                                               ========  ========  ========

Note 18. FIRST COASTAL CORPORATION
  CONDENSED FINANCIAL INFORMATION

BALANCE SHEETS                                    December 31,
                                            ----------------------
(in thousands)                                     2000       1999
------------------------------------------------------------------
Assets
Cash                                          $      84  $     811
Investment in subsidiaries                       18,082     15,951
Deferred tax asset                                2,057      2,461
Other assets                                         24         45
                                              ---------  ---------
  Total assets                                $  20,247  $  19,268
                                              =========  =========
Liabilities
Savings Bank Notes                            $   1,850  $   2,268
Other liabilities                                    13         86
Stockholders' equity                             18,384     16,914
                                              ---------  ---------
Total liabilities and stockholders' equity    $  20,247  $  19,268
                                              =========  =========

STATEMENTS OF OPERATIONS

                                                                                  Year Ended December 31,
                                                                              -----------------------------
(in thousands)                                                                   2000       1999       1998
-----------------------------------------------------------------------------------------------------------
Interest and dividend income
  Dividends from subsidiary                                                  $    500          -   $  1,680
  Interest income                                                                   -          -          5
                                                                             --------   --------   --------
                                                                                  500          -      1,685
                                                                             --------   --------   --------

Interest Expense
  Savings Bank Notes                                                              168   $    258        332
                                                                             --------   --------   --------
  Total Interest Expense                                                          168        258        332
                                                                             --------   --------   --------
Net Interest Income (loss)                                                        332       (258)     1,353
                                                                             --------   --------   --------
Operating Expenses:
  Salaries benefits                                                                 -          7         13
  Stockholder relations                                                            44         69         54
  Legal/Professional fees                                                          70         74        102
  Other                                                                            33         61         46
                                                                             --------   --------   --------
                                                                                  147        211        215
                                                                             --------   --------   --------

Income (loss) before income tax and equity in undistributed net income of         185       (469)     1,138
 subsidiaries
Income tax benefit                                                               (109)      (160)      (149)
Equity in undistributed net income of subsidiary                                  898      2,535        277
                                                                             --------   --------   --------
Net Income                                                                   $  1,192   $  2,226   $  1,564
                                                                             ========   ========   ========

STATEMENTS OF CASH FLOWS

                                                                                  Year Ended December 31,
                                                                         -------------------------------------
(in thousands)                                                                  2000          1999        1998
--------------------------------------------------------------------------------------------------------------
Operating Activities:
Net Income                                                               $     1,192   $     2,226   $   1,564
  Net change in other assets                                                     425           862        (185)
  Net change in other liabilities                                                (75)           86         (20)
  Equity in undistributed earnings of subsidiaries                              (898)       (2,535)       (277)
                                                                         -----------   -----------  ----------
Net cash provided by operating activities                                        644           639       1,082
                                                                         -----------   -----------  ----------
Financing Activities:
  Payment on borrowings                                                         (418)         (332)       (400)
  Net proceeds from sale of common stock                                           -             -           7
  Repurchase of common stock                                                    (953)         (327)          -
                                                                         -----------   -----------  ----------
Net cash used by financing activities                                         (1,371)         (659)       (393)
                                                                         -----------   -----------  ----------
Increase (decrease) in cash and cash equivalents                                (727)          (20)        689
Cash and cash equivalents at beginning of year                                   811           831         142
                                                                         -----------   -----------  ----------
Cash and cash equivalents at end of year                                 $        84   $       811   $     831
                                                                         ===========   ===========   =========
Supplemental Disclosures of Information
  Interest paid on borrowings                                            $       169   $       246   $     315
  Income tax paid                                                                 37            76          85
Non-Cash Investing and Financing Activities
Change in unrealized holding gains (losses) on investment securities
 available for sale                                                      $     1,231   $    (1,299)  $     (65)

See Note 9 for a discussion of the Savings Bank Notes and Note 10 for restrictions on the payment of dividends by Subsidiary to the Company.

Note 19.  STOCKHOLDER RIGHTS PLAN

The Board of Directors of the Company adopted a Stockholders Rights Plan dated as of February 25, 1998, as amended, pursuant to Amendment No. 1 to Rights Agreement dated as of October 15, 1998, Amendment No. 2 to Rights Agreement dated as of April 7, 2000 and Amendment No. 3 to Rights Agreement dated as of November 1, 2000, in which preferred stock purchase rights have been granted as a dividend at the rate of one right for each share of common stock held of record as of the close of business on March 10, 1998. The rights will be exercisable, subject to certain terms and conditions, only if a person or group in the future becomes the beneficial owner of 15% or more of the common stock or announces a tender or exchange offer which would result in its ownership of 15% or more of the common stock.

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

Note 20.  STOCK REPURCHASE PROGRAM

In December 2000, the Board of Directors of the Company extended the Company's stock repurchase program, authorizing the purchase of up to an additional 62,000 shares of its common stock, representing approximately 5% of the 1,232,489 shares then outstanding. During the year ended December 31, 2000, the Company acquired 108,504 shares of its common stock at a total cost of $953,000, or an average price of $8.79 per share. As of February 2, 2001, the Company had repurchased a total of 160,738 shares, or 11.8% of its common stock issued.

Note 21. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

                                                                            Quarter Ended,
                                                        ----------------------------------------------------
(in thousands, except share and per share information)          3/31         6/30       9/30        12/31
                                                        ---------------  ----------  ----------   ----------
2000
Interest income                                              $    3,721  $    3,837  $    4,019   $    4,201
Interest expense                                                  1,781       1,875       2,022        2,174
                                                             ----------  ----------  ----------   ----------
Net interest income                                               1,940       1,962       1,997        2,027
Provision for loan losses                                             -           -        (206)           -
Noninterest income                                                  139         162         180          202
Securities and loan sales gains                                      21          41          25          135
Operating expense                                                 1,604       1,737       1,941        1,907
                                                             ----------  ----------  ----------   ----------
Income before income taxes                                          496         428         467          457
Income tax expense                                                  177         149         169          161
                                                             ----------  ----------  ----------   ----------
Net income                                                   $      319  $      279  $      298   $      296
                                                             ==========  ==========  ==========   ==========

Basic earnings per share:
  Weighted average shares outstanding                         1,306,607   1,278,145   1,249,496    1,236,712
  Earnings per share                                         $      .24  $      .22  $      .24   $      .24
                                                             ==========  ==========  ==========   ==========
Diluted earnings per share:
  Weighted average shares outstanding                         1,318,949   1,288,168   1,259,287    1,249,144
  Earnings per share                                         $      .24  $      .22  $      .24   $      .24
                                                             ==========  ==========  ==========   ==========

1999
Interest income                                              $    3,338  $    3,502  $    3,461   $    3,685
Interest expense                                                  1,781       1,691       1,657        1,735
                                                             ----------  ----------  ----------   ----------
Net interest income                                               1,557       1,811       1,804        1,950
Provision for loan losses                                             -           -           -            -
Noninterest income                                                  134         146         179          161
Securities and loan sales gains                                     448          91          32            9
Gain on sale of assets                                                        1,110           -            -
Operating expense                                                 1,452       1,499       1,490        1,615
                                                             ----------  ----------  ----------   ----------
Income before income taxes                                          687       1,659         525          505
Income tax expense                                                  232         588         185          145
                                                             ----------  ----------  ----------   ----------
Net income                                                   $      455  $    1,071  $      340   $      360
                                                             ==========  ==========  ==========   ==========

Basic earnings per share:
  Weighted average shares outstanding                         1,360,527   1,360,527   1,359,159    1,345,438
  Earnings per share                                         $      .33  $      .79  $      .25   $      .27
                                                             ==========  ==========  ==========   ==========
Diluted earnings per share:
  Weighted average shares outstanding                         1,374,838   1,374,426   1,373,093    1,358,282
  Earnings per share                                         $      .33  $      .78  $      .25   $      .27
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

Normand E. Simard
President
York County Biscuit Company
(Real Esate holding co.)

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

--------------------------------------------------------------------------------

COASTAL BANK

CORPORATE OFFICE
1200 Congress Street
Portland, ME 04102-2129
(207) 774-5000

P.O. Box 8550
Portland, ME 04104-8550

DIRECTORS

David B. Hawkes, Sr.,
 Chairman of the Board
Dennis D. Byrd
Gregory T. Caswell
MaryEllen FitzGerald
Roger E. Klein
Normand E. Simard
Edward K. Simensky
Charles A. Stewart III

OFFICERS

Gregory T. Caswell
President and Chief Executive Officer
Dennis D. Byrd
Executive Vice President, Chief Financial
Officer and Treasurer
Robert S. Blackwood, Jr.
Senior Vice President Commercial Lending
William E. Saufley
Senior Vice President Human Resources
and General Counsel
Edward M. Williams
Senior Vice President Retail Banking
Robert H. Crozier
Vice President Consumer Lending
David C. Cyr
Vice President Credit Administration
Rebecca L. Hauk
Vice President Cash Management
William J. Mann
Vice President Commercial Lending
Debra J. McPhail
Vice President Operations and Security
Taloma B. Nickerson
Vice President Retail Operations
Maureen E. Pride
Regional Vice President, Greater Portland
Janet S. Ross
Vice President Commercial Lending
Timothy J. Tower
Vice President Commercial Lending
Daniel P. Walsh
Vice President Commercial Lending
Patricia A. Bernier
AVP Info Technology Manager
Pamela J. Bowerman
AVP Branch Manager
Patricia J. Briand
AVP Corporate Secretary
Catherine G. Dorion
AVP Branch Manager
Teresa L. Dutton
AVP Branch Manager
Barbra L. Esposito
AVP Branch Manager
Laurie L. Mooney
AVP Branch Manager
Deborah J. Ricker
AVP Mortgage Underwriter
Carolyn S. Thomas
AVP Credit Administration

--------------------------------------------------------------------------------
CORPORATE AND STOCKHOLDER INFORMATION
--------------------------------------------------------------------------------

COASTAL BANK BRANCH OFFICES

1200 Congress Street
Portland, ME 04102-2129
  Barbra L. Esposito, AVP/Manager

120 Exchange Street
Portland, ME 04101
  Linda Corey, Branch Manager

83 Maine Street
Brunswick, ME 04011
  Pamela J. Bowerman, AVP/Manager

14 Gurnett Road
Brunswick, ME 04011
  Teresa L. Dutton, AVP/Manager

47 Topsham Fair Mall Road
Topsham, ME 04086
  Beth Allen, Branch Manager &
   RegionalMortgage Specialist

8 Mallet Drive
Freeport, ME 04032
  Catherine G. Dorion, AVP/Manager

U.S. Route 1 and Depot Road
Falmouth, ME 04105
  Maureen E. Pride, Regional VP
  Greater Portland

Suite 32, 4 Scammon Drive
Saco Valley Shopping Center
Saco, ME 04072
  Laurie L. Mooney, AVP/Manager


Corporate Headquarters

First Coastal Corporation
1200 Congress Street
Portland, ME 04102-2129
(207) 774-5000

Mailing:
P.O. Box 8550
Portland, ME 04104-8550
(207) 774-5000

Annual Meeting

The 2001 Annual Meeting of the Stockholders of First Coastal Corporation will be held at 10:00 a.m. on Tuesday, May 15, 2001 at the Double Tree Hotel, Portland, Maine.

Stock Listing

First Coastal Corporation stock is listed on The Nasdaq SmallCap Market tier of The Nasdaq Stock Market under the symbol "FCME".

Transfer Agent/Registrar

Mellon Investor Services
111 Founders Plaza, Suite 1100r
East Hartford, CT 06108

Independent Accountants

PricewaterhouseCoopers LLP
130 Middle Street
Portland, ME 04104

Legal Counsel

William E. Saufley, Esq.
Vice President and General Counsel
First Coastal Corporation

Hogan & Hartson L.L.P.
Columbia Square
555 Thirteenth Street, N.W.
Washington,  D.C. 20004

Bernstein Shur Sawyer & Nelson
100 Middle Street
P.O. Box 9729
Portland, ME 04104-5029

Form 10-K

The Company's Annual Report on Form 10-K filed with the Securities and Exchange Commission will be provided to stockholders upon written request. Requests should be addressed to: Investor Relations, First Coastal Corporation, 1200 Congress Street, P.O. Box 8550, Portland, ME 04104-8550.

Investors are also directed to view copies of the Company's Annual Report on Form 10-K and other documents filed with the Securities and Exchange Commission through the Company's website address listed below:

Internet Address

First Coastal Corporation
  www.firstcoastal.com
Coastal Bank
  www.coastalbankme.com